As filed with the Securities and Exchange Commission on May 25, 2005.
Registration No. 333-122993

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RENAISSANCE LEARNING, INC.
(Exact Name of Registrant as Specified in its Charter)

Wisconsin	7372	39-1559474
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Renaissance Learning, Inc.
2911 Peach Street, P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495-8036
(715) 424-3636
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

John R. Hickey
President and Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street, P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495-8036
(715) 424-3636
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies of communications to:

Pamela M. Krill Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202 (414) 273-3500	Robert G. Day Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and upon consummation of the mergers described in the enclosed proxy statement/ prospectus.
      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT/ PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. RENAISSANCE MAY NOT ISSUE THE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/ PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/ PROSPECTUS IS NEITHER AN OFFER TO SELL THESE SECURITIES, NOR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUBJECT TO COMPLETION, DATED MAY 25, 2005

Proxy Statement for Special Meeting of Stockholders of AlphaSmart, Inc.	Prospectus of Renaissance Learning, Inc. for up to 1,760,879 Shares of Renaissance Common Stock
      This proxy statement/ prospectus is being furnished to the stockholders of AlphaSmart, Inc. in connection with the solicitation of proxies by the board of directors of AlphaSmart for use at the Special Meeting of Stockholders of AlphaSmart to be held on June 27, 2005, including any adjournment or postponement thereof. At the special meeting, AlphaSmart stockholders will be asked to adopt the Agreement and Plan of Merger and Reorganization, dated as of January 24, 2005 and amended as of April 20, 2005, by and among Renaissance Learning, Inc., AlphaSmart, Inc., RLI Acquisition Corp., Inc., a wholly owned subsidiary of Renaissance (“Merger Sub”), and RLI Acquisition Sub, LLC, a wholly owned subsidiary of Renaissance (the “LLC”), and to approve the transactions contemplated thereby. The agreement provides, in the step one merger, for the combination of AlphaSmart and Merger Sub into a single corporation through the merger of Merger Sub with and into AlphaSmart, and, in the step two merger, for the subsequent merger of AlphaSmart (as the surviving corporation in the step one merger) with and into the LLC, with the LLC being the ultimate surviving entity of the step two merger as a wholly owned subsidiary of Renaissance (the step one merger and the step two merger, taken together, are sometimes referred to as the mergers or the transactions). Details of the business to be conducted at the special meeting are given in the attached Notice of Special Meeting of Stockholders and in the balance of this proxy statement/ prospectus.
      This proxy statement/ prospectus also constitutes a prospectus of Renaissance with respect to up to 1,760,879 shares of Renaissance common stock, $0.01 par value, that may be issued in connection with the step one merger. Upon consummation of the step one merger, each then outstanding share of AlphaSmart common stock, $0.0001 par value, will be converted, subject to the redesignation procedures provided for in the merger agreement and described in this proxy statement/ prospectus, into the right to receive one of the following:

•	cash in the amount of $3.75, without interest;

•	the number of shares of Renaissance common stock calculated using an exchange rate determined as described below; or

•	cash in the amount of $2.0625, without interest, and the number of shares of Renaissance common stock determined by multiplying 45% by the exchange rate.
      The exchange rate will be determined by dividing $3.75 by the volume weighted average price per share of Renaissance common stock for the 10 consecutive trading days in which such shares are traded on the Nasdaq National Market System ending on the third trading day prior to, but not including, the date of the special meeting. Shares of Renaissance common stock are listed on the Nasdaq National Market System under the trading symbol “RLRN,” and had the exchange rate been determined for the 10 trading days ended April 15, 2005 the volume weighted average price would have been $16.2439 per share. Based on this price, a holder of AlphaSmart common stock electing to receive a combination of cash and stock would receive $2.0625 in cash and 0.1039 shares of Renaissance common stock per share of AlphaSmart common stock, a holder of AlphaSmart common stock electing to receive all stock would receive approximately 0.2309 shares of Renaissance common stock per share of AlphaSmart common stock and a holder of AlphaSmart common stock electing to receive all cash would receive $3.75 per share of AlphaSmart common stock, subject, in each case, to redesignation as described in this proxy statement/ prospectus. The actual exchange rate will differ from this example and you will likely not know the exchange rate before submitting your vote on the adoption of the merger agreement and approval of the transactions contemplated thereby or making your election as to the form of merger consideration you wish to receive. It is anticipated that the mergers will close on the day of the special meeting, assuming all conditions to completion of the mergers have been fulfilled.
      Based on 14,897,549 shares of AlphaSmart common stock outstanding at April 15, 2005 and a volume weighted average price and closing date price of $16.2439 per share, we expect that AlphaSmart stockholders would receive a minimum of approximately 1,547,634 shares of Renaissance common stock in the aggregate. This number may change based on a variety of factors including a change in the number of outstanding shares of AlphaSmart common stock, a change in the volume weighted average price or the closing date price and the redesignation. The closing date price is the average of the high and low trading price of a share of Renaissance common stock as reported on the Nasdaq National Market System on the last trading day prior to the date of the closing of the step one merger.
      This proxy statement/ prospectus provides you with detailed information about the proposed mergers, the merger consideration, and the procedures you must follow to elect the form of merger consideration you wish to receive, and the special meeting. Renaissance provided the information concerning Renaissance. AlphaSmart provided the information concerning AlphaSmart. Please see “Where You Can Find More Information” beginning on page 136 for additional information about Renaissance and AlphaSmart, “Information About Renaissance” beginning on page 91 for additional information about Renaissance and “Information About AlphaSmart” beginning on page 91 for additional information about AlphaSmart.
      We strongly urge you to read and consider carefully this proxy statement/ prospectus in its entirety, including the matters referred to under “Risk Factors” beginning on page 27.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
      This proxy statement/ prospectus is dated        ●       , 2005 and is first being mailed to AlphaSmart stockholders on or about May 27, 2005.

ALPHASMART, INC.
973 UNIVERSITY AVENUE
LOS GATOS, CALIFORNIA 95032

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of AlphaSmart, Inc.:
     NOTICE IS HEREBY GIVEN that a special meeting of AlphaSmart stockholders will be held on June 27, 2005, beginning at 8:00 a.m. local time, at AlphaSmart’s corporate headquarters at 973 University Avenue, Los Gatos, California 95032, to vote to adopt the Agreement and Plan of Merger and Reorganization, dated as of January 24, 2005 and amended as of April 20, 2005, by and among Renaissance Learning, Inc., AlphaSmart, Inc., RLI Acquisition Corp., Inc., a wholly owned subsidiary of Renaissance (“Merger Sub”), and RLI Acquisition Sub, LLC, a wholly owned subsidiary of Renaissance (the “LLC”), and to approve the transactions contemplated thereby. The agreement provides, in the step one merger, for the combination of AlphaSmart and Merger Sub into a single corporation through the merger of Merger Sub with and into AlphaSmart, and, in the step two merger, for the subsequent merger of AlphaSmart (as the surviving corporation in the step one merger) with and into the LLC, with the LLC being the ultimate surviving entity of the step two merger as a wholly owned subsidiary of Renaissance (the step one merger and the step two merger, taken together, are sometimes referred to as the mergers or the transactions).
     The proposed merger is described in more detail in the accompanying proxy statement/ prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to the proxy statement/ prospectus.
     Only AlphaSmart stockholders of record at the close of business on April 29, 2005 are entitled to notice of and to vote at the special meeting, or any adjournment or postponement thereof. A majority of the shares of AlphaSmart common stock outstanding on the record date must be voted in favor of the merger agreement in order for the transactions contemplated thereby to be completed.
     All AlphaSmart stockholders are cordially invited to attend the special meeting. However, we encourage you to vote by written proxy card so that your shares will be represented and voted at the meeting even if you cannot attend. Of course, this will not prevent you from voting in person at the meeting. Your failure to vote your shares is the same as voting against the proposal to adopt the merger agreement and to approve the transactions contemplated thereby.

By order of the Board Of Directors,

Ketan D. Kothari
Chief Executive Officer and Chairman of the AlphaSmart Board of Directors
Los Gatos, California
May ●, 2005
     AFTER CAREFUL CONSIDERATION, ALPHASMART’S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE ADVISABLE AND IN THE BEST INTERESTS OF ALPHASMART AND ITS STOCKHOLDERS, HAS ADOPTED THE MERGER AGREEMENT AND APPROVED THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT ALPHASMART STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND TO APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY.
All AlphaSmart stockholders are cordially invited to attend the special meeting. Whether or not you expect to attend the special meeting, please complete, date, sign and return the enclosed proxy card as promptly as possible (a return addressed envelope, postage prepaid, is enclosed for this purpose) in order to ensure your representation at the special meeting. Even if you have given your proxy, you may still vote in person if you attend the special meeting. If you decide to attend the special meeting and wish to change your proxy vote, you may do so by voting in person at the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the special meeting, you must obtain a proxy from the record holder issued in your name.
ADDITIONAL INFORMATION
     The accompanying proxy statement/ prospectus incorporates important business and financial information about Renaissance Learning, Inc. from other documents that are not included in, or delivered with, the proxy statement/ prospectus. This information is available to you without charge upon request. You can obtain the documents incorporated by reference in the accompanying proxy statement/ prospectus by requesting them in writing or by telephone from Renaissance at the following address and telephone number:
Renaissance Learning, Inc.
Attn: Corporate Secretary
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495
(715) 424-3636
     If you would like to request documents, Renaissance must receive your request by June 20, 2005 (which is five business days prior to the date of the special meeting) in order to ensure that you receive them prior to the special meeting. See “Where You Can Find More Information” beginning on page 136.

Page

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	135
WHERE YOU CAN FIND MORE INFORMATION	136
INDEX TO ALPHASMART’S CONSOLIDATED FINANCIAL STATEMENTS	F-1
Appendix A Agreement and Plan of Merger and Reorganization, As Amended	A-1
Appendix B Form of Stockholders Voting Agreement	B-1
Appendix C Fairness Opinion of Jefferies & Company, Inc.	C-1
Appendix D Section 262 of the Delaware General Corporation Law	D-1
Consent
Consent
Proxy Card
Letter of Transmittal

QUESTIONS AND ANSWERS ABOUT THE MERGERS

Q:	What will happen in the mergers?

A:	In the step one merger, AlphaSmart and a wholly owned subsidiary of Renaissance will merge and, as a result, AlphaSmart will become a wholly owned subsidiary of Renaissance. Immediately thereafter in the step two merger, AlphaSmart will merge into another wholly owned subsidiary of Renaissance, with the surviving company of the step two merger being a wholly owned subsidiary of Renaissance and the ultimate surviving entity of the mergers. The merger agreement is attached to this proxy statement/ prospectus as Appendix A. You should read it carefully.

Q:	What will I receive in exchange for my AlphaSmart common stock in the merger? (see page 62)

A:	You may make one of the following elections regarding the type of merger consideration you wish to receive in exchange for your AlphaSmart common stock:

• a “cash election” of $3.75 in cash per share, without interest;

• a “stock election” pursuant to which each of your shares of AlphaSmart common stock will be converted into Renaissance common stock based on an exchange rate determined as described below; or

• a “combination election” whereby 55% of your AlphaSmart shares will be exchanged for cash and 45% of your AlphaSmart shares will be exchanged for Renaissance common stock based on the exchange rate.

If you make a cash election, stock election or combination election, the form of merger consideration that you actually receive may be adjusted as a result of the redesignation procedures of the merger agreement. These procedures require that (i) the number of shares of AlphaSmart common stock exchanged for Renaissance common stock shall not exceed 45% of the number of shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger, (ii) not less than 55% of the outstanding shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger must be exchanged for cash, and (iii) regardless of (i) and (ii), elections shall be redesignated, if necessary, to ensure that the mergers together qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Q:	If I receive Renaissance common stock as merger consideration, how will the number of shares I receive be calculated? (see page 63)

A:	The number of shares of Renaissance common stock that you will receive for each share of AlphaSmart common stock will be based on an exchange rate determined by dividing $3.75 by the “Renaissance average price.” The “Renaissance average price” means the volume weighted average price per share of Renaissance common stock for the 10 consecutive trading days in which Renaissance shares are traded on the Nasdaq National Market System ending on the third trading day prior to, but not including, the date of the special meeting.

Had the exchange rate been determined on the 10 consecutive trading day period ending on April 15, 2005, the Renaissance average price would have been $16.2439, and the exchange rate would have been 0.2309. For examples of the potential effects of fluctuations in the volume weighted average price per share of Renaissance common stock on the merger consideration, see “Illustrative Calculation of Combination Election, Cash Election and Stock Election” on page 26.

The total number of shares of Renaissance common stock you will receive will be the product of the exchange rate multiplied by the number of your shares of AlphaSmart common stock that are to be exchanged for Renaissance common stock. You will not receive any fractional shares of Renaissance common stock in the step one merger. Instead, you will receive a cash payment, without interest, rounded up to the nearest whole cent, determined by multiplying the fractional share interest to which you would otherwise be entitled by the closing price for a share of Renaissance common stock as reported on the Nasdaq National Market System on the trad-

v

ing day immediately preceding the date of the special meeting.

Q:	How will I know what the actual exchange rate is? (see page 63)

A:	You may not know the exchange rate before submitting your vote on the adoption of the merger agreement and approval of the transactions contemplated thereby or making your election as to the form of merger consideration you wish to receive. AlphaSmart and Renaissance intend to issue a press release at least two business days prior to the date set for the special meeting that will announce the exchange rate. If the special meeting is postponed or adjourned, AlphaSmart and Renaissance intend to issue subsequent press releases announcing the new special meeting date and the date to which the special meeting has been adjourned, and, at least two business days prior to such later date, AlphaSmart and Renaissance intend to issue another press release announcing the new exchange rate. All of these press releases also will be filed with the Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s web site at www.sec.gov. Any such press releases will also be available on Renaissance’s web site (www.renlearn.com) and AlphaSmart’s web site (www.alphasmart.com). In addition, you may contact Wells Fargo Bank, N.A., the exchange agent for the step one merger (Telephone: 800-380-1372), to determine the exact number of shares of Renaissance common stock you will receive for each share of AlphaSmart common stock based on the exchange rate.

Q:	What happens if the aggregate number of stock elections exceeds 45% of the outstanding shares of AlphaSmart common stock? (see page 65)

A:	Under the merger agreement, and subject to adjustment with respect to the continuity of interest test discussed in the next question, the number of shares of AlphaSmart common stock to be exchanged for shares of Renaissance common stock must not exceed 45% of the total number of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of AlphaSmart common stock to be exchanged for Renaissance common stock exceeds this 45% threshold, all holders who have made stock elections will, on a pro rata basis, have a portion of their stock election shares redesignated as cash election shares so that the total number of shares of AlphaSmart common stock to be exchanged for shares of Renaissance common stock will not exceed the 45% threshold. The pro rata amount will be determined by multiplying the number of shares of AlphaSmart common stock subject to a stock election by the “cash proration factor.” The cash proration factor is equal to one (1) minus a fraction, the numerator of which is the difference of (i) the maximum number of shares of AlphaSmart common stock that may be subject to a stock election and (ii) 45% of the total number of shares of AlphaSmart common stock subject to a combination election and the denominator of which is the total number of shares of AlphaSmart common stock subject to a stock election.

As a result of the redesignation procedures described above, if you make a stock election and the stock election is oversubscribed, you will receive part cash and part Renaissance common stock in exchange for your shares of AlphaSmart common stock. Holders of AlphaSmart common stock who elect to receive merger consideration in the form of a cash election or a combination election will not be subject to redesignation, except to the extent necessary to satisfy the continuity of interest test discussed in the next question.

Q:	What happens if the aggregate number of shares of AlphaSmart common stock elected to be converted into the right to receive cash and shares of Renaissance common stock would prevent either counsel for Renaissance or AlphaSmart from rendering its respective tax opinion required under the merger agreement? (see page 67)

A:	Under the merger agreement, if either respective tax opinion of counsel for Renaissance or AlphaSmart cannot be rendered because the counsel charged with providing such opinion reasonably determines that the step one merger and the step two merger, taken together, may not satisfy the continuity of interest requirements for a tax-free reorganization (the “con-

tinuity of interest test”) under Section 368(a) of the Code, then Renaissance will reduce the number of shares of AlphaSmart common stock to be converted into the right to receive cash and increase the number of shares of AlphaSmart common stock to be converted into the right to receive Renaissance common stock. The continuity of interest test requires that, after the step one and step two mergers, the AlphaSmart stockholders must continue to own a substantial part of the value of their proprietary interests in AlphaSmart by virtue of their ownership of Renaissance common stock. There is no definitive standard for determining whether the continuity of interest test has been met. For purposes of rendering the tax opinions, however, the continuity of interest test will be considered satisfied if the value, as of the effective time of the step one merger, of the Renaissance common stock received by the AlphaSmart stockholders constitutes at least 40% of the total value of the aggregate transaction consideration. Aggregate transaction consideration, for purposes of this calculation, will consist of both the consideration received by AlphaSmart stockholders in exchange for their AlphaSmart common stock in the step one merger, including amounts received by AlphaSmart stockholders exercising their appraisal rights, and cash amounts received by holders of “in-the-money” options that are not exercised before closing of the step one merger. Although the exchange rate will be determined using the Renaissance average price, for purposes of the “continuity of interest test,” tax counsel will consider the value of a share of Renaissance common stock to be the average of the high and low trading price of a share of Renaissance common stock as reported on the Nasdaq National Market System on the last trading day prior to the date of the closing of the step one merger, which we refer to as the closing date price. If less than 40% of the total value of the transaction consideration consists of Renaissance common stock (calculated using the closing date price), then the exchange agent, after consultation with Renaissance and tax counsel of Renaissance and AlphaSmart, will determine the number of cash election shares that must be redesignated as stock election shares in order to enable the tax opinions to be rendered. The number of shares of Renaissance common stock to be issued in respect of cash election shares redesignated as stock election shares will be determined using the Renaissance average price. After the exchange agent makes this determination, all holders who have made cash elections will, on a pro rata basis, have a portion of their cash election shares redesignated as stock election shares. If further adjustment is necessary to enable the tax opinions to be rendered, all holders who have made combination elections will likewise, on a pro rata basis, have a portion of the cash consideration to which they would otherwise be entitled redesignated as stock.

Q:	How do I elect the form of merger consideration I wish to receive in the step one merger? Should I send in my stock certificates now? (see page 64)

A:	A letter of transmittal and election form is enclosed with this proxy statement/ prospectus. If your shares of AlphaSmart common stock are registered in your own name, complete and sign the letter of transmittal and election form and send it to Wells Fargo Bank, N.A., the exchange agent for the step one merger, together with the stock certificates representing your AlphaSmart common stock. To make an election, you must submit a properly completed and signed letter of transmittal and election form and, if you are the registered owner of your shares, the stock certificates representing your shares of AlphaSmart common stock by the election deadline, which is the close of business on the last business day prior to the date of the special meeting. All elections will be irrevocable after 5:00 p.m., Central Time, on the date of the election deadline. Once you deliver a letter of transmittal and election form to the exchange agent, you may not sell, transfer or otherwise dispose of your AlphaSmart common stock.

Q:	Can I change my election? (see page 65)

A:	Yes. If you want to change your election, you may do so by contacting Wells Fargo Bank, N.A., the exchange agent for the step one merger (Telephone: 800-380-1372), to receive instructions on how to withdraw your original election. The exchange agent will direct you to submit a withdrawal request in writing via mail or facsimile. Upon receipt of the withdrawal request, the exchange agent will return your original letter of transmittal and election form, and if you are the registered owner of your shares, the stock certificates representing your shares of AlphaSmart common stock. You must then submit another properly completed letter of transmittal and election form and, if you are the registered owner of your shares, the stock certificates representing your shares of AlphaSmart common stock. If you have made your election through a broker you must follow directions received from your broker to change your election. You will be unable to change your election if these processes are not fully completed prior to the election deadline.

Q:	Is Renaissance’s business and financial condition relevant to my decision if I elect to receive cash as merger consideration?

A:	Yes. Even if you make a cash election, because of the redesignation procedures discussed above, it is possible that you will receive Renaissance common stock in the step one merger. Therefore, you should consider Renaissance’s business and financial condition before you vote or make an election as to the form of merger consideration you wish to receive. In considering Renaissance’s business and financial condition, you should review the information set forth in this proxy statement/ prospectus, as well as the documents incorporated by reference, because that information contains detailed business, financial and other information about Renaissance.

Q:	How will the mergers affect options to acquire AlphaSmart common stock? (see page 63)

A:	As a result of the mergers, all outstanding options under AlphaSmart’s stock option plans and agreements will fully vest and become exercisable. Persons who exercise their options prior to the effective time of the step one merger will be entitled to elect the form of merger consideration they desire, just like other AlphaSmart stockholders, subject to the redesignation procedures of the merger agreement. If persons holding such options choose not to exercise their options prior to the effective time of the step one merger, their options will terminate at the effective time of the step one merger and the holder thereof will be entitled to receive an amount in cash in lieu of such canceled stock option equal to the product of (a) the number of shares of common stock subject to such stock option multiplied by (b) the excess, if any, of (x) $3.75 over (y) the per share exercise price of such stock option, less applicable withholding taxes. AlphaSmart stock options with exercise prices higher than $3.75 will not be entitled to any cash payment.

Q:	What stockholder approvals are required for the step one merger? (see page 49)

A:	The holders of a majority of the outstanding shares of AlphaSmart common stock on the record date for the AlphaSmart special meeting of stockholders must adopt the merger agreement and approve the transactions contemplated thereby.

Q:	Are there any stockholders already committed to voting in favor of the merger agreement and the transactions contemplated thereby? (see page 90)

A:	Yes. AlphaSmart stockholders who collectively own approximately 60% of AlphaSmart’s common stock, including AlphaSmart’s three founders, entered into stockholders voting agreements granting Renaissance a proxy to vote all of their shares in favor of the proposal to adopt the merger agreement and to approve the transactions contemplated thereby. However, if the merger agreement terminates in accordance with its terms, these voting agreements will also terminate.

Q:	How does my board of directors recommend that I vote on the proposal?

A:	The board of directors of AlphaSmart unanimously recommends that you vote “FOR” adoption of the merger agreement and the transactions contemplated thereby.

Q:	Do persons involved in the mergers have interests that may conflict with mine as an AlphaSmart stockholder? (see page 84)

A:	Yes. When considering the recommendations of AlphaSmart’s board of directors, you should be aware that certain AlphaSmart directors and officers have interests in the mergers that are different from, or are in addition to, yours. These interests include employment of AlphaSmart executive officers by Renaissance after the mergers and the receipt of indemnification and liability insurance benefits by directors and officers of AlphaSmart from Renaissance.

Q:	Are there risks I should consider in deciding whether to vote for the mergers? (see page 27)

A:	Yes. In evaluating the mergers, you should carefully consider the factors discussed in the section titled “Risk Factors” beginning on page 27.

Q:	Do I need to submit the letter of transmittal and election form if my AlphaSmart shares are held in a brokerage account?

A:	Yes. Your broker cannot make an election for you unless you complete and return a letter of transmittal and election form. If you fail to do so, your shares will be classified as undesignated shares.

Q:	What happens if I do not submit a letter of transmittal and election form or it is not received before the election deadline? (see page 64)

A:	If the exchange agent does not receive a properly completed letter of transmittal and election form, together with stock certificates representing your shares of AlphaSmart common stock before the election deadline if you are the registered owner of your shares, your shares of AlphaSmart common stock will be classified as undesignated. You will be deemed to have made a stock election and will receive Renaissance common stock based on the exchange rate, subject to adjustment as a result of the redesignation procedures of the merger agreement.

You bear the risk of delivery and should send your letter of transmittal and election form by courier, by hand or by fax, with stock certificates delivered by courier or by hand, to the appropriate addresses shown on the letter of transmittal and election form.

Promptly after the effective time of the step one merger, the exchange agent will provide stock certificate transmittal materials to the holders of AlphaSmart common stock who have not properly and timely completed the letter of transmittal and election form and surrendered their stock certificates. The transmittal materials will contain instructions for surrendering AlphaSmart stock certificates to the exchange agent in exchange for the merger consideration.

Q:	What do I need to do now?

A:	First, carefully read this document in its entirety. Then, we urge you to vote your shares of AlphaSmart common stock by one of the following methods:

• marking, signing, dating and returning your proxy card in the enclosed prepaid envelope; or

• attending the special meeting and submitting a properly executed proxy or ballot. If a broker holds your shares in “street name,” you will need to get a proxy from your broker to vote your shares in person.

In addition, if you wish to elect to receive a particular form of merger consideration, you must fill out and return to the exchange agent the letter of transmittal and election form included with this proxy statement/ prospectus, together with the stock certificates representing the shares of AlphaSmart common stock you wish to exchange, before the election deadline.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	Many AlphaSmart stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and shares beneficially owned.

Stockholder of Record. If your shares are registered directly in your name with AlphaSmart’s transfer agent, you are considered the stockholder of record with respect to those shares and this proxy statement/ prospectus is being sent directly to you by AlphaSmart. If you are an AlphaSmart stockholder, as stockholder of record, you have the right to grant your proxy directly to AlphaSmart or to vote in person at the AlphaSmart special meeting of stockholders. AlphaSmart has enclosed a proxy card for your use.

Beneficial Owner. If your shares are held in a brokerage account, bank account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and this proxy statement/ prospectus is being forwarded to you by your broker, bank or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the special meeting.

However, since you are not the stockholder of record, you may not vote your shares in person at the special meeting unless you obtain a legal proxy from the broker, bank or nominee that holds your shares, giving you the right to vote the shares instead of the broker, bank or nominee holding your shares. Your broker, bank or nominee has enclosed or provided voting instructions for your use in directing your broker, bank or nominee how to vote your shares.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. If you do not provide your broker with instructions on how to vote your shares that are held in street name, your broker will not be permitted to vote them. Therefore, you should be sure to provide your broker with instructions on how to vote these shares.

If you do not give voting instructions to your broker, you will, in effect, be voting against the merger agreement and the transactions contemplated thereby.

Q:	Can I change my vote?

A:	Yes. If you have not voted through your broker, there are several ways you can change your vote after you have submitted a proxy.

• First, you may send a written notice to AlphaSmart’s corporate controller stating that you would like to revoke your proxy;

• Second, you may complete and submit a new proxy card. Any earlier proxy will be revoked automatically; or

• Third, you may attend the meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the meeting without voting will not revoke your earlier proxy.

If you have instructed a broker to vote your shares, you must follow directions you receive from your broker to change your vote.

Q:	When and where will the vote take place? (see page 47)

A:	The AlphaSmart special meeting of stockholders will be held at AlphaSmart’s corporate headquarters at 973 University Avenue, Los Gatos, California 95032 on June 27, 2005, starting at 8:00 a.m. local time.

Q:	When do you expect the mergers to be completed?

A:	We expect to complete the mergers as soon as practicable following the special meeting, assuming all the conditions to completion of the mergers, including obtaining the approval of AlphaSmart stockholders at the special meeting. If all the conditions to completion of the mergers are not fulfilled following the special meeting, we expect to complete the mergers as quickly as practicable once the conditions are fulfilled.

Q:	Whom do I call if I have questions about the special meeting or the mergers?

A:	You should direct any questions regarding the special meeting of stockholders or the mergers to AlphaSmart’s Investor Relations Department at (408) 355-1000.

x

SUMMARY
      This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. In addition, we incorporate by reference important business and financial information about Renaissance into this document. For a description of this information, see “Incorporation of Certain Documents by Reference” beginning on page 135. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 136. Each item in this summary includes a page reference directing you to a more complete description of that item.
      This document, including information included or incorporated by reference in this document, contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, but are not limited to, statements about (i) the financial condition, results of operations and business of Renaissance and AlphaSmart; (ii) the benefits of the mergers between Renaissance and AlphaSmart, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the mergers; (iii) Renaissance’s and AlphaSmart’s plans, objectives, expectations and intentions and other statements contained in this filing that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward looking statements are based on current beliefs and expectations of Renaissance and AlphaSmart and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward looking statements. Factors that could cause actual results to differ materially from those expressed in such forward looking statements are discussed in the “Risk Factors” section beginning on page 27. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. AlphaSmart stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/ prospectus or the date of any document incorporated by reference.
Information about the Parties to the Mergers

Renaissance (see page 91)
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495
(715) 424-3636
      Renaissance Learning, Inc. is a leading provider of research-based learning information systems software, school improvement programs, teacher training and consulting. Adopted by more than 67,000 schools, Renaissance information technology products give students and teachers continuous constructive feedback that helps motivate students, dramatically accelerate learning, improve test scores, and help students master all standards, while reducing teacher paperwork. Renaissance has six U.S. locations and subsidiaries in Australia, Canada, India and the United Kingdom.
      Founded in 1986 and incorporated in Wisconsin, Renaissance had revenues of $114 million and net income of $22.7 million for the year ended December 31, 2004.
      Renaissance common stock is listed on the Nasdaq National Market System under the symbol “RLRN.”
      Renaissance maintains a site on the Internet at www.renlearn.com; however, information found on Renaissance’s website is not part of this proxy statement/ prospectus.

AlphaSmart (see page 91)
AlphaSmart, Inc.
973 University Avenue
Los Gatos, California 95032
(408) 355-1000
      AlphaSmart, Inc. is a provider of affordable, portable personal learning solutions for the K-12 classroom. Its portable computer-companion products are used by students to enhance writing, keyboarding and comprehension, and have been adopted by more than 8,000 school districts in the United States and other countries. Based in Los Gatos, California, the company was founded by former Apple Computer engineers.
      Founded in 1992 and subsequently incorporated in Delaware, AlphaSmart had revenues of $35.5 million and net income of $2.2 million for the year ended December 31, 2004.
      AlphaSmart common stock is listed on the Nasdaq National Market System under the symbol “ALSM.”
      AlphaSmart maintains a site on the Internet at www.alphasmart.com; however, information found on AlphaSmart’s website is not part of this proxy statement/ prospectus.

RLI Acquisition Corp., Inc.
RLI Acquisition Corp., Inc.
c/o Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495
(715) 424-3636
      Merger Sub is a wholly owned subsidiary of Renaissance and was incorporated on January 11, 2005 in the state of Delaware. Merger Sub has not engaged in any operations and was formed solely for the purpose of engaging in the transactions contemplated by the merger agreement. Merger Sub will merge with and into AlphaSmart in the step one merger.

RLI Acquisition Sub, LLC
RLI Acquisition Sub, LLC
c/o Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495
(715) 424-3636
      The LLC is a wholly owned subsidiary of Renaissance and was formed on January  13, 2005 in the state of Delaware. The LLC has not engaged in any operations and was formed solely for the purpose of engaging in the transactions contemplated by the merger agreement. The LLC will be the surviving company following the step two merger and will be renamed “AlphaSmart, LLC.”
The Mergers (see page 50)
      The merger agreement is attached to this document as Appendix A. You should read this agreement carefully, as it is the legal document that governs, in the step one merger, the merger of a wholly owned subsidiary of Renaissance with and into AlphaSmart, and as a result AlphaSmart will become a wholly owned subsidiary of Renaissance, followed immediately thereafter, in the step two merger, by a merger of AlphaSmart into another wholly owned subsidiary of Renaissance, with the surviving company of the step two merger being a wholly owned subsidiary of Renaissance and the ultimate surviving entity of the mergers.
What AlphaSmart Stockholders Will Receive in the Step One Merger (see page 62)
      You may make one of the following elections regarding the type of merger consideration you wish to receive in exchange for your AlphaSmart common stock (subject, in each case, to redesignation as provided for in the merger agreement and as described in this proxy statement/ prospectus):

•	a “cash election” of $3.75 in cash per share, without interest;

•	a “stock election” pursuant to which each of your shares of AlphaSmart common stock will be converted into Renaissance common stock based on an exchange rate determined as described below; or

•	a “combination election” whereby 55% of your AlphaSmart shares will be exchanged for cash and 45% of your AlphaSmart shares will be exchanged for Renaissance common stock based on the exchange rate.
      Shares of AlphaSmart common stock held by AlphaSmart stockholders who have perfected appraisal rights will not be exchanged for the merger consideration at the effective time of the step one merger.
      If you receive Renaissance common stock in exchange for shares of AlphaSmart common stock, the number of shares of Renaissance common stock that you will receive for each share of AlphaSmart common stock will be based on an exchange rate determined by dividing $3.75 by the “Renaissance average price.” The “Renaissance average price” means the volume weighted average price per share of Renaissance common stock for the 10 consecutive trading days in which such shares are traded on the Nasdaq National Market System ending on the third trading day prior to, but not including, the date of the special meeting.
      Had the exchange rate been determined on the 10 consecutive trading day period ending on April 15, 2005, the Renaissance average price would have been $16.2439, and the exchange rate would have been 0.2309. For examples of the potential effects of fluctuations in the volume weighted average price per share of Renaissance common stock on the merger consideration, see “Illustrative Calculation of Combination Election, Cash Election and Stock Election” on page 26.
      The total number of shares of Renaissance common stock you will receive will be the product of the exchange rate multiplied by the number of your shares of AlphaSmart common stock that are to be exchanged for Renaissance common stock. You will not receive any fractional shares of Renaissance common stock in the step one merger. Instead, you will be paid cash, without interest, rounded up to the nearest whole cent, for any fractional share based on the closing price per share of Renaissance common stock on the trading day immediately before the date of the special meeting. You may contact Wells Fargo Bank, N.A., the exchange agent for the step one merger (Telephone: 800-380-1372), to determine the exact number of shares of Renaissance common stock you will receive for each share of AlphaSmart common stock based on the exchange rate.
Election of Cash, Stock or Combination Consideration (see page 64)
      Along with this proxy statement/ prospectus, you have been sent a letter of transmittal and election form. In accordance with such letter of transmittal and election form, AlphaSmart stockholders have the opportunity to make an election to receive cash, Renaissance common stock or a combination of cash and Renaissance common stock, subject to the redesignation procedures set forth in the letter of transmittal and election form provided for this purpose. If your shares of AlphaSmart common stock are registered in your own name and you wish to make an election, you must fill out and return to the exchange agent the letter of transmittal and election form included with this proxy statement/ prospectus, together with the stock certificates representing the shares of AlphaSmart common stock you wish to exchange. The letter of transmittal and election form, related stock certificates and any other required documentation must be received by the exchange agent not later than the election deadline, which is the close of business on the last business day prior to the date of the special meeting. All elections will be irrevocable after 5:00 p.m., Central Time, on the date of the election deadline. Once you deliver a letter of transmittal and election form to the exchange agent, you may not sell, transfer or otherwise dispose of your AlphaSmart common stock. If the step one merger is not completed for any reason, your stock certificates will be returned to you promptly following the termination of the merger agreement. If the exchange agent does not receive a properly completed letter of transmittal and election form, together with stock certificates representing your shares of AlphaSmart common stock before the election deadline if you are the registered owner of your shares, your shares of AlphaSmart common stock will be classified as undesignated. You will be deemed to have made a stock election and will receive Renaissance common stock based on the exchange rate, subject to adjustment as a result of the redesignation procedures of the merger agreement. If your shares of AlphaSmart common stock are held in book-entry form, instead of submitting the stock certificates representing your shares, you must follow the instructions in the letter of transmittal and election form to determine the additional documentation that must be provided to the exchange agent.
      If you want to change your election, you may do so by contacting Wells Fargo Bank, N.A., the exchange agent for the step one merger (Telephone: 800-380-1372), to receive instructions on how to withdraw your original election. The exchange agent will direct you to submit a withdrawal request in writing via mail or facsimile. Upon receipt of the withdrawal request, the exchange agent will return your original letter of transmittal and election form, and if you are the registered owner of your shares, the stock certificates representing your shares of AlphaSmart common stock. You must then submit another properly completed letter of transmittal and election form and, if you are the registered owner of your shares, the stock certificates representing your shares of AlphaSmart common stock. If you have made your election through a broker you must follow directions received from your broker to change your election. You will be unable to change your election if these processes are not fully completed prior to the election deadline.
The Redesignation (see page 65)
      If you make a stock election, the form of merger consideration that you actually receive may be adjusted as a result of the redesignation procedures of the merger agreement which require that the number of shares of AlphaSmart common stock exchanged for Renaissance common stock shall not exceed 45% of the number of shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger, and not less than 55% of the outstanding shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger shall be exchanged for cash. If you make a stock election and if the stock election is oversubscribed, the redesignation procedures will cause you to receive part cash and part Renaissance common stock. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of AlphaSmart common stock to be exchanged for Renaissance common stock exceeds the 45% threshold, all holders who have made stock elections will, on a pro rata basis, have a portion of their stock election shares redesignated as cash election shares so that the total number of shares of AlphaSmart common stock to be exchanged for shares of Renaissance common stock will not exceed the 45% threshold. The pro rata amount will be determined by multiplying the number of shares of AlphaSmart common stock subject to a stock election by the “cash proration factor.” The cash proration factor is equal to one (1) minus a fraction, the numerator of which is the difference of (i) the maximum number of shares of AlphaSmart common stock that may be subject to a stock election and (ii) 45% of the total number of shares of AlphaSmart common stock subject to a combination election and the denominator of which is the total number of shares of AlphaSmart common stock subject to a stock election.
      For example, if there are 14,897,549 shares of AlphaSmart common stock outstanding at the effective time of the merger, then 45% of the outstanding shares would be 6,703,897. If holders of 5,000,000 shares of AlphaSmart common stock make cash elections, holders of 2,000,000 shares of AlphaSmart common stock make combination elections and holders of 7,897,549 shares of AlphaSmart common stock make stock elections, then the 45% limit would be exceeded by 2,093,652 shares (calculated by taking (i) the sum of the stock election shares and 45% of the combination election shares less (ii) 45% of the total outstanding shares of AlphaSmart common stock). Accordingly, the cash proration factor of 0.2651 would be calculated as follows:

1 -	(6,703,897 - (.45 × 2,000,000) 7,897,549)	= 0.2651
      Using these assumptions, approximately 2,093,652 of the stock election shares would be redesignated as cash election shares on a pro rata basis. Therefore, a holder of 100 shares of AlphaSmart common stock who made a stock election with respect to all 100 shares would receive Renaissance common stock in exchange for approximately 73 shares and cash in exchange for approximately 27 shares.
      The following table entitled “Example of Redesignation of 100 Shares of AlphaSmart Common Stock” demonstrates the potential effects of the redesignation on what a holder who made a stock election with respect to 100 shares of AlphaSmart common stock would receive if the total number of shares of AlphaSmart common stock elected to be exchanged for Renaissance common stock represented 50%, 60%, 70%, 80%, 90% and 100% of the total number of shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger. The table is based on a number of assumptions which are discussed under the heading “The Merger Agreement — The Redesignation.” A change in these assumptions would result in a different redesignation.
Example of Redesignation of 100 Shares of AlphaSmart Common Stock

Stock Election	Before Redesignation				After Redesignation
Shares as a
Percentage of						Shares of
Outstanding		Shares of	Implied	Cash		Renaissance	Implied
AlphaSmart		Renaissance	Total	Proration		Common	Total
Common Stock	Cash	Common Stock	Value(1)	Factor(2)	Cash	Stock(3)	Value(1)

100%	0	23.0856	$375.00	0.5500	$206.25	10.3885	$375.00
90%	0	23.0856	$375.00	0.5336	$200.09	10.7680	$375.00
80%	0	23.0856	$375.00	0.4753	$178.22	12.1140	$375.00
70%	0	23.0856	$375.00	0.4003	$150.11	13.8445	$375.00
60%	0	23.0856	$375.00	0.3003	$112.63	16.1520	$375.00
50%	0	23.0856	$375.00	0.1604	$60.15	19.3824	$375.00

(1)	Implied total value represents the cash amount plus the number of shares of Renaissance common stock multiplied by the Renaissance average price of $16.2439.

(2)	Rounded for illustrative purposes.

(3)	Cash will be paid in lieu of fractional shares. See “The Merger Agreement — Fractional Shares.”
      These redesignation procedures are further subject to adjustment with respect to the continuity of interest test discussed below.
      Holders of AlphaSmart common stock who elect to receive merger consideration in the form of a cash election or a combination election will not be subject to redesignation, except to the extent necessary to satisfy the continuity of interest test discussed below.
Continuity of Interest Test (see page 67)
      If either respective tax opinion of counsel for Renaissance or AlphaSmart required under the merger agreement cannot be rendered because the counsel charged with providing such opinion reasonably determines that the step one and step two mergers, taken together, may not satisfy the continuity of interest requirements for a tax-free reorganization (the “continuity of interest test”), then Renaissance will reduce the number of shares of AlphaSmart common stock to be converted into the right to receive cash and increase the number of shares of AlphaSmart common stock to be converted in to the right to receive

Renaissance common stock. The continuity of interest test requires that, after the step one and step two mergers, the AlphaSmart stockholders must continue to own a substantial part of the value of their proprietary interests in AlphaSmart by virtue of their ownership of Renaissance common stock. There is no definitive standard for determining whether the continuity of interest test has been met. For purposes of rendering the tax opinions, however, the continuity of interest test will be considered satisfied if the value, as of the effective time of the step one merger, of the Renaissance common stock received by the AlphaSmart stockholders constitutes at least 40% of the total value of the aggregate transaction consideration. Aggregate transaction consideration, for purposes of this calculation, will consist of both the consideration received by AlphaSmart stockholders in exchange for their AlphaSmart common stock in the step one merger, including amounts received by AlphaSmart stockholders exercising their appraisal rights, and cash amounts received by holders of “in-the-money” options that are not exercised before closing of the step one merger. Although the exchange rate will be determined using the Renaissance average price, for purposes of the “continuity of interest test,” tax counsel will consider the value of a share of Renaissance common stock to be the average of the high and low trading price of a share of Renaissance common stock as reported on the Nasdaq National Market System on the last trading day prior to the date of the closing of the step one merger, which we refer to as the closing date price. If less than 40% of the total value of the transaction consideration consists of Renaissance common stock (calculated using the closing date price), then the exchange agent, after consultation with Renaissance and tax counsels of Renaissance and AlphaSmart, will determine the number of cash election shares that must be redesignated as stock election shares in order to enable the tax opinions to be rendered. The number of shares of Renaissance common stock to be issued in respect of cash election shares redesignated as stock election shares will be determined using the Renaissance average price. After the exchange agent makes this determination, all holders who have made cash elections will, on a pro rata basis, have a portion of their cash election shares redesignated as stock election shares in such amounts so that the relevant tax opinions may be rendered.
      The factors that may result in an adjustment to the number of cash election shares to comply with the continuity of interest test are the closing date price when compared to the Renaissance average price, the number of cash election shares and the number of combination election shares.
      The following table entitled “Example of Continuity of Interest Test Adjustment of 100 Shares of AlphaSmart Common Stock” demonstrates the potential effects an adjustment to satisfy the continuity of interest test would have on the merger consideration a holder who made a cash election with respect to 100 shares of AlphaSmart common stock would receive. The table is based on a number of assumptions which are discussed under the heading “The Merger Agreement — Continuity of Interest Test.” A change in these assumptions would result in a different adjustment.
Example of Continuity of Interest Test Adjustment of 100 Shares of AlphaSmart Common Stock

Cash Election
Shares as a
Percentage of	Before Adjustment		After Adjustment
Outstanding
AlphaSmart		Shares of Renaissance		Shares of Renaissance
Common Stock	Cash	Common Stock	Cash	Common Stock(1)

100%	$375.00	—	$222.38	9.4016
90%	$375.00	—	$231.60	8.8281
80%	$375.00	—	$260.55	7.0459
70%	$375.00	—	$297.77	4.7546
60%	$375.00	—	$347.40	1.6994

(1)	Cash will be paid in lieu of fractional shares. See “The Merger Agreement — Fractional Shares.”
      If further adjustment is necessary to enable the tax opinions to be rendered, all holders who have made combination elections will likewise, on a pro rata basis, have a portion of the cash consideration to which they would otherwise be entitled redesignated as stock. The following table entitled “Example of Continuity of Interest Test Adjustment on Combination Elections of 100 Shares of AlphaSmart Common Stock” demonstrates the potential effects an adjustment to satisfy the continuity of interest test would have on what a holder who made a combination election with respect to 100 shares of AlphaSmart common stock would receive. The table is based on a number of assumptions which are discussed under the heading “The Merger Agreement — Continuity of Interest Test.” A change in these assumptions could result in a different adjustment.
Example of Continuity of Interest Test Adjustment
on Combination Elections of 100 Shares of AlphaSmart Common Stock

Combination
Election
Shares as a
Percentage of		Before Adjustment		After Adjustment
Outstanding
AlphaSmart			Shares of		Shares of
Common			Renaissance		Renaissance
Stock		Cash	Common Stock	Cash	Common Stock

100%	(1)	$206.25	10.3885	$203.06	10.5852
90%		$206.25	10.3885	$206.25	10.3885
      We do not believe that an adjustment to combination elections is likely, and if an adjustment to combination elections is necessary, we believe that the adjustment will not be significant on a per share basis.

(1)	Based on the assumptions discussed under the heading, “The Merger Agreement — Continuity of Interest Test,” no adjustment to satisfy the continuity of interest test would be necessary unless the combination election shares exceeded approximately 98.4% of the outstanding shares of AlphaSmart common stock.
No Fractional Shares (see page 70)
      No fractional shares of Renaissance stock will be issued in the step one merger. Instead of fractional shares, AlphaSmart stockholders will receive a cash payment, without interest, rounded up to the nearest whole cent, determined by multiplying the fractional share interest to which you would otherwise be entitled by the closing price for a share of Renaissance common stock as reported on the Nasdaq National Market System on the trading day immediately preceding the date of the special meeting.
Recommendation of AlphaSmart’s Board of Directors (see page 54)
      After careful consideration, the AlphaSmart board of directors, on January 24, 2005, unanimously determined that the terms of the merger agreement and the transactions contemplated thereby are advisable and in the best interests of AlphaSmart and its stockholders and approved the merger agreement and the transactions contemplated thereby. The AlphaSmart board of directors recommends that the stockholders of AlphaSmart vote “FOR” the adoption of the merger agreement and approval of the transactions contemplated thereby.
      In considering the recommendation of the AlphaSmart board of directors with respect to the merger agreement and the transactions contemplated thereby, AlphaSmart stockholders should be aware that some directors and officers of AlphaSmart will receive benefits if the mergers are completed which results in those persons having interests in the mergers that are different from, or in addition to, the interests of AlphaSmart stockholders. Please see “The Merger Agreement — Interests of Certain Persons in the Mergers” beginning on page 84.

Fairness Opinion of Jefferies & Company, Inc. (see page 55)
      On January 24, 2005, Jefferies & Company, Inc., which is sometimes referred to in this document as “Jefferies,” rendered its oral opinion, subsequently confirmed in writing, to the board of directors of AlphaSmart that, as of the date of that opinion, the merger consideration to be received by holders of shares of AlphaSmart common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.
      The full text of the written opinion of Jefferies that sets forth the assumptions made, matters considered and limitations on the opinion and on the review undertaken in connection with the opinion, is attached as Appendix C to, and is incorporated by reference in, this proxy statement/ prospectus. The opinion of Jefferies does not constitute a recommendation as to how any holder of shares of AlphaSmart common stock should vote in connection with the merger agreement or any other matter related thereto. You should carefully read the opinion in its entirety.
Special Meeting of AlphaSmart Stockholders (see page 47)
      AlphaSmart will hold a special meeting of its stockholders on June 27, 2005, at 8:00 a.m. local time, at 973 University Avenue, Los Gatos, California 95032. At the special meeting, you will be asked to vote on a proposal to adopt the merger agreement and to approve the transactions contemplated thereby.
      You may vote at the special meeting if you owned shares of AlphaSmart common stock at the close of business on the record date, April 29, 2005. On that date, there were 14,907,459 shares of AlphaSmart common stock outstanding and entitled to vote at the special meeting. You may cast one vote for each share of AlphaSmart common stock you owned on the record date.
Stockholder Vote Required (see page 49)
      The proposal to adopt the merger agreement and to approve the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the shares of AlphaSmart common stock outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the proposal to adopt the merger agreement and to approve the transactions contemplated thereby.
Stockholders Voting Agreements (see page 90)
      In connection with the execution of the merger agreement, Renaissance and Merger Sub entered into stockholders voting agreements with certain stockholders, including certain officers and directors of AlphaSmart, whereby they granted Renaissance a proxy to vote their shares of AlphaSmart common stock in favor of the proposal to adopt the merger agreement and to approve the transactions contemplated thereby. These stockholders collectively own approximately 60% of the voting power of AlphaSmart common stock. However, if the merger agreement terminates in accordance with its terms, these voting agreements will also terminate.
Appraisal Rights (see page 86)
      Under Delaware law, holders of AlphaSmart common stock may have the right to receive an appraisal of the value of their shares of AlphaSmart common stock in connection with the step one merger. To exercise appraisal rights, an AlphaSmart stockholder must not vote for the proposal to adopt the merger agreement and to approve the transactions contemplated thereby, must not submit a letter of transmittal and election form, and must strictly comply with all of the procedures required by Delaware law. These procedures are described more fully beginning on page 87.
      A copy of Section 262 of the Delaware General Corporation Law is also included as Appendix D to this document.

Interests of AlphaSmart’s Executive Officers and Directors in the Mergers (see page 84)
      In addition to their interests as stockholders, some of the directors and officers of AlphaSmart have interests in the mergers that are different from, or in addition to, your interests. AlphaSmart’s founders have entered into employment and non-compete agreements with Renaissance in connection with the mergers. Additionally, AlphaSmart officers and directors will receive indemnification and liability insurance benefits from Renaissance.
Regulatory Approvals Required for the Mergers (see page 77)
      The merger is subject to antitrust laws. We have made the required filings with the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and on March 4, 2005, AlphaSmart and Renaissance received early termination of the waiting period under the HSR Act.
Conditions to the Merger Agreement (see page 77)
      The respective obligations of Renaissance and AlphaSmart to complete the mergers and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	the SEC shall have declared the registration statement of which this document is a part effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order or similar restraining order suspending the effectiveness of the registration agreement shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC or any state securities administrator;

•	the merger agreement must be adopted and the transactions contemplated thereby must be approved by the holders of a majority of the outstanding shares of AlphaSmart common stock;

•	all waiting periods under the HSR Act must have expired or been terminated;

•	no provision of any applicable laws and no judgment, injunction, order or decree shall restrict, prevent or prohibit the consummation of the mergers or the transactions contemplated by the merger agreement;

•	the receipt of a tax opinion by Renaissance and AlphaSmart to the effect that the step one and step two mergers, taken together, will constitute a reorganization within the meaning of Section 368(a) of the Code;

•	the representations and warranties of the other party set forth in the merger agreement must be true, complete and correct without reference to any qualification as to materiality, except where a failure to be true, complete and correct would not have a material adverse effect on the party making the representations and warranties; and

•	the other party to the merger agreement must have performed in all material respects all of its agreements and covenants required by the merger agreement.
      Renaissance and AlphaSmart cannot be certain when, or if, the conditions to the mergers will be satisfied or waived or whether or not the mergers will be completed.
Termination of the Merger Agreement (see page 80)
      Renaissance and AlphaSmart can mutually agree to terminate the merger agreement without completing the mergers. In addition, Renaissance and AlphaSmart can each terminate the merger agreement under certain circumstances as set forth in the merger agreement and summarized herein.

Termination Fee (see page 80)
      If the merger agreement is terminated, AlphaSmart would be required, under certain circumstances involving the acquisition or potential acquisition of AlphaSmart by another company, to pay Renaissance a termination fee equal to $2.5 million.
Restrictions on Solicitation (see page 75)
      The merger agreement prohibits AlphaSmart from soliciting and, except in connection with certain unsolicited third-party potentially superior proposals, prohibits AlphaSmart from participating in discussions with third parties, or taking other actions related to, alternative transactions to the transaction with Renaissance.
Accounting Treatment (see page 86)
      Renaissance will account for the mergers under the purchase method of accounting for business combinations.
Material United States Federal Income Tax Consequences (see page 81)
      The parties intend that the step one and step two mergers, taken together, will qualify as a “reorganization” pursuant to Section 368(a) of the Code. Completion of the merger is conditioned upon the receipt of closing tax opinions from counsel to AlphaSmart and counsel to Renaissance, that the mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing tax opinions will be given in reliance on customary representations and assumptions as to factual matters. In the event that the assumptions are incorrect and the ultimate facts do not support reorganization treatment, the closing tax opinions cannot be relied upon.
      Assuming that the step one and step two mergers, taken together, qualify as a “reorganization,” the tax consequences to AlphaSmart stockholders will generally be as follows:

•	AlphaSmart stockholders who exchange their shares of AlphaSmart common stock and receive only cash will recognize gain or loss for federal income tax purposes.

•	AlphaSmart stockholders who exchange their shares of AlphaSmart common stock and receive a combination of cash and shares of Renaissance common stock may recognize gain, but not loss, in the exchange.

•	AlphaSmart stockholders who exchange their shares of AlphaSmart stock and receive only shares of Renaissance common stock will not recognize gain or loss for federal income tax purposes, other than gain or loss attributable to the receipt of cash in lieu of fractional shares.
      You should read the summary under the caption “Material United States Federal Income Tax Consequences” of the merger agreement for a more complete discussion of the federal income tax consequences of the mergers. You should also consult your own tax advisor with respect to other tax consequences of the mergers or any special circumstances that may affect the tax treatment to you of the cash or shares of Renaissance common stock that you receive pursuant to the step one merger.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF RENAISSANCE
      The table below presents selected Renaissance historical financial data for the five years in the period ended December 31, 2004, which are derived from its previously filed audited consolidated financial statements for those years, and selected Renaissance historical financial data for the three months ended March 31, 2005 and March 31, 2004, which are derived from its previously filed unaudited financial statements for those three months. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following table together with the historical financial information that Renaissance has presented in its prior filings with the SEC. Renaissance has incorporated this material into this document by reference. See “Where You Can Find More Information” beginning on page 136.

	For the Three Months
	Ended March 31,		Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)		(In thousands, except share and per share data)
Consolidated Income Statement Data:
Net sales:
Products	$21,126	$24,804	$91,482	$106,080	$108,406	$109,758	$86,277
Services	6,431	6,151	20,242	21,552	20,985	21,159	19,445

Total net sales	27,557	30,955	111,724	127,632	129,391	130,917	105,722

Cost of sales:
Products	1,189	1,703	6,167	10,656	11,782	14,425	11,310
Services	2,760	3,535	9,532	9,628	9,243	9,721	9,832

Total cost of sales	3,949	5,238	15,699	20,284	21,025	24,146	21,142

Gross profit	23,608	25,717	96,025	107,348	108,366	106,771	84,580
Operating expenses:
Product development	3,618	3,596	14,536	14,881	14,960	15,626	13,351
Selling and marketing	8,045	8,624	30,551	27,997	28,013	26,508	21,463
General and administrative	3,069	3,137	12,005	12,346	12,682	12,305	10,581

Total operating expenses	14,732	15,357	57,092	55,224	55,655	54,439	45,395

Operating income	8,876	10,360	38,933	52,124	52,711	52,332	39,185
Other, net	456	389	1,640	2,267	3,760	4,177	3,394

Income-continuing operations before income taxes	9,332	10,749	40,573	54,391	56,471	56,509	42,579
Income taxes-continuing operations	3,453	4,005	15,012	19,406	21,744	21,673	16,468

Income-continuing operations	5,879	6,744	25,561	34,985	34,727	34,836	26,111
Income (loss) on discontinued operations, net of income taxes	584	(802)	(2,859)	(2,444)	(3,289)	(4,167)	(3,178)

Net income	$6,463	$5,942	$22,702	$32,541	$31,438	$30,669	$22,933

Basic earnings per share:
Continuing operations	0.19	0.22	0.82	1.12	1.03	1.01	0.76
Discontinued operations	0.02	(0.03)	(0.09)	(0.07)	(0.10)	(0.12)	(0.09)

Net income	$0.21	$0.19	$0.73	$1.05	$0.93	$0.89	$0.67

Diluted earnings per share:
Continuing operations	$0.19	$0.22	$0.82	$1.12	$1.02	$1.00	$0.76
Discontinued operations	0.02	(0.03)	(0.09)	(0.08)	(0.10)	(0.12)	(0.09)

Net income	$0.21	$0.19	$0.73	$1.04	$0.92	$0.88	$0.67

Cash dividends declared per share	$0.05	$2.19 *	$2.31 *	$—	$—	$—	$—
Shares used in computing per share amounts:
Basic	30,816,536	30,963,565	31,046,200	31,110,578	33,858,579	34,515,540	34,236,609
Diluted	30,858,293	31,234,394	31,199,811	31,305,431	34,067,716	34,846,400	34,428,137

	As of March 31,		As of December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited) (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,340	$13,349	$27,460	$62,524	$18,220	$35,904	$24,655
Working capital	47,788	46,380	41,815	103,240	74,496	83,383	59,897
Total assets	114,927	100,702	114,724	159,601	147,611	159,961	118,221
Shareholders’ equity	85,920	73,828	84,417	133,330	121,236	136,531	99,670

*	Includes a special dividend of $2.15 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALPHASMART
      The following table presents selected AlphaSmart historical financial data for the five years in the period ended December 31, 2004 which have been derived from AlphaSmart’s audited consolidated financial statements for those years, and selected AlphaSmart historical financial data for the three months ended March 31, 2005 and March 31, 2004, which are derived from its previously filed unaudited financial statements for those three months. Historical results are not necessarily indicative of the results to be expected in the future. The selected consolidated financial data should be read in conjunction with AlphaSmart’s historical consolidated financial statements and related notes in this proxy statement/ prospectus, beginning on page F-1, the section entitled “AlphaSmart Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 108, and AlphaSmart’s annual and quarterly reports and other information on file with the SEC.

	Three Months Ended
	March 31,		Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$6,989	$8,786	$35,461	$38,864	$35,631	$36,225	$33,686
Cost of revenue	3,653	4,281	17,149	18,803	16,951	18,567	17,781

Gross margin	3,336	4,505	18,312	20,061	18,680	17,658	15,905

Operating expenses:
Research and development	505	614	2,410	3,177	2,931	2,384	1,280
Sales and marketing	1,807	1,846	7,084	5,971	5,312	4,471	2,912
General and administrative	2,332	977	4,613	4,163	4,403	4,033	4,610

Total operating expenses	4,644	3,437	14,107	13,311	12,646	10,888	8,802

Income from operations	(1,308)	1,068	4,205	6,750	6,034	6,770	7,103
Other expense	(20)	(623)	(580)	(1,043)	(1,018)	(1,590)	(1,906)

Income before provision for income taxes	(1,328)	445	3,625	5,707	5,016	5,180	5,197
Provision for income taxes	166	(382)	(1,413)	(2,283)	(2,024)	(2,238)	(2,230)

Net income	$(1,162)	$63	$2,212	$3,424	$2,992	$2,942	$2,967

Net income per share:
Basic	$(0.08)	$0.01	$0.16	$0.62	$0.55	$0.54	$0.57

Diluted	$(0.08)	$0.00	$0.15	$0.31	$0.28	$0.27	$0.28

Shares used in computing per share amounts:
Basic	14,870,462	11,629,821	13,802,725	5,550,386	5,481,226	5,411,028	5,211,077

Diluted	14,870,462	13,840,033	14,726,527	10,954,914	10,807,508	10,925,533	10,487,369

	As of March 31,		As of December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,884	$7,597	$4,070	$2,285	$1,403	$1,997	$237
Working capital	10,949	12,471	12,277	1,748	63	578	798
Total assets	18,573	20,143	18,982	13,692	9,795	9,425	11,083
Long-term liabilities	25	1,017	42	12,126	12,841	16,294	19,302
Redeemable convertible preferred stock	—	—	—	13,468	13,468	13,468	13,468
Total stockholders’ equity (deficit)	14,270	12,828	15,285	(21,132)	(24,740)	(27,886)	(30,997)

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF RENAISSANCE
      The unaudited pro forma combined financial information as of and for the three months ended March 31, 2005 gives effect to the mergers, and should be read in conjunction with Renaissance’s and AlphaSmart’s historical financial statements. The unaudited pro forma combined financial information for the year ended December 31, 2004 gives effect to (1) the mergers and (2) the disposition of Generation21 Learning Systems, LLC (“Generation21”) by Renaissance, and should be read in conjunction with Renaissance and AlphaSmart’s historical financial statements. In addition, the unaudited pro forma combined financial information for the years ended December 31, 2003 and 2002 give effect to the disposition of Generation21 by Renaissance, and should be read in conjunction with Renaissance’s historical financial statements. Renaissance’s historical consolidated financial statements and related notes are contained in Renaissance’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the three months ended March 31, 2005, which are incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information” beginning on page 136. AlphaSmart’s historical consolidated financial statements and related notes are included in this proxy statement/ prospectus beginning on page F-1. For accounting purposes, the mergers will be accounted for as a purchase business combination with Renaissance being the acquiring enterprise. The unaudited pro forma combined statement of income for the three months ended March 31, 2005 and the year ended December 31, 2004 give effect to the mergers and the disposition of Generation21 as if they occurred on January 1, 2004. The unaudited pro forma combined statements of income for the years ended December 31, 2003 and 2002 give effect to the disposition of Generation21 as if it occurred on January 1, 2002. The unaudited pro forma combined balance sheet as of March 31, 2005 gives effect to the mergers as if they occurred on March 31, 2005. The unaudited pro forma combined financial statements were prepared based on the assumption that the merger consideration will be paid in the ratio of 55% cash and 45% stock and an estimated volume weighted average price of $16.80 per share of Renaissance common stock.
      Because this unaudited pro forma combined financial information has been prepared based on preliminary estimates of the fair values of AlphaSmart’s assets and liabilities, the actual amounts recorded as of the completion of the mergers may differ materially from the information presented in this unaudited pro forma combined financial information. In addition to the final valuation, the impact of any integration activities, the market price of Renaissance common stock, the timing of the completion of the mergers, changes in AlphaSmart’s net tangible and intangible assets that occur prior to completion of the mergers, and other factors could cause material differences between actual amounts and the information presented below. You should not rely on this pro forma information as being indicative of the results that would actually have been obtained if the mergers and the disposition of Generation21 had been in effect for the above-mentioned periods or the future results of the combined company.

RENAISSANCE LEARNING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the Three Months Ended March 31, 2005

			Pro Forma
	Historical		Adjustments for
	Renaissance	Historical	Acquisition of		Pro Forma Combined
	Learning, Inc.	AlphaSmart, Inc.(1)	AlphaSmart		For Acquisition

	(Dollars in thousands, except per share amounts)
Net sales:
Products	$21,126	$6,989	$(5	)(2)	$28,110
Services	6,431	—	—		6,431

Total net sales	27,557	6,989	(5)		34,541

Cost of sales:
Products	1,189	3,653	(5	)(2)(3)	4,837
Services	2,760	—	—		2,760

Total cost of sales	3,949	3,653	(5)		7,597

Gross profit	23,608	3,336	—		26,944
Operating expenses:
Product development	3,618	505	—		4,123
Selling and marketing	8,045	1,807	179	(4)	10,031
General and administrative	3,069	2,332	—		5,401

Total operating expense	14,732	4,644	179		19,555

Operating income (loss)	8,876	(1,308)	(179)		7,389
Other income (expense)
Interest income	352	4	(158	)(5)	198
Interest expense	—	(3)	—		(3)
Other, net	104	(21)	—		83

Total other income (expense)	456	(20)	(158)		278

Income before taxes from continuing operations	9,332	(1,328)	(337)		7,667
Income tax provision	3,453	(166)	(125	)(6)	3,162

Income from continuing operations	$5,879	$(1,162)	$(212)		$4,505

Earnings per share from continuing operations:
Basic	$0.19				$0.14
Diluted	$0.19				$0.14
Weighted average number of common shares outstanding:
Basic	30,816,536				32,358,815	(7)
Diluted	30,858,293				32,400,572	(7)
      The accompanying notes to the unaudited pro forma combined statement of income are an integral part of this statement.

(1)	Reflects the results for the three months ended March 31, 2005 for AlphaSmart. Certain amounts have been reclassified to conform with Renaissance’s presentation.

(2)	To eliminate intercompany license revenues between Renaissance and AlphaSmart.

(3)	The pro forma statement of income for the three months ended March 31, 2005 excludes any adjustment to cost of sales related to the fair value step-up of inventory value reflected in the March 31, 2005 pro forma combined balance sheet due to the non-recurring nature of the related expense.

(4)	Reflects amortization computed on an accelerated basis of the $4.1 million assigned to the intangible value of acquired customer relationships based on an estimated useful life of 10 years.

(5)	To reduce interest earnings for the effect of paying cash to fund 55% of the purchase price consideration at January 1, 2005.

(6)	To record a provision for income taxes at 37% on the pro forma adjustments.

(7)	Reflects the issuance of 1,542,279 shares of Renaissance common stock to fund 45% of the purchase price.

RENAISSANCE LEARNING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the Year Ended December 31, 2004

			Pro Forma Adjustments				Pro Forma
	Historical	Historical					Combined for
	Renaissance	AlphaSmart,	Acquisition of		Disposition of		Acquisition and
	Learning, Inc.	Inc.(1)	AlphaSmart		Generation21		Disposition

	(Dollars in thousands, except per share amounts)
Net sales:
Products	$92,326	$35,461	$(34	)(2)	$(844	)(8)	$126,909
Services	21,722	—	—		(1,480	)(8)	20,242

Total net sales	114,048	35,461	(34)		(2,324)		147,151

Cost of sales:
Products	6,419	17,149	(34	)(2)(3)	(252	)(8)	23,282
Services	10,322	—	—		(790	)(8)	9,532

Total cost of sales	16,741	17,149	(34)		(1,042)		32,814

Gross profit	97,307	18,312	—		(1,282)		114,337
Operating expenses:
Product development	16,803	2,410	—		(2,267	)(8)	16,946
Selling & marketing	33,022	7,084	718	(4)	(2,471	)(8)	38,353
General & administrative	13,086	4,613	—		(1,081	)(8)	16,618

Total operating expense	62,911	14,107	718		(5,819)		71,917

Operating income (loss)	34,396	4,205	(718)		4,537		42,420
Other income (expense)
Interest income	1,072	31	(555	)(5)	—		548
Interest expense	—	(631)	—		—		(631)
Other, net	567	20	—		1	(8)	588

Total other income (expense)	1,639	(580)	(555)		1		505

Income before taxes from continuing operations	36,035	3,625	(1,273)		4,538		42,925
Income tax provision	13,333	1,413	(471	)(6)	1,679	(9)	15,954

Income from continuing operations	$22,702	$2,212	$(802)		$2,859		$26,971

Earnings per share:
Basic	$0.73						$0.83
Diluted	$0.73						$0.82
Weighted average number of common shares outstanding:
Basic	31,046,200						32,642,648	(7)
Diluted	31,199,811						32,796,259	(7)
      The accompanying notes to the unaudited pro forma combined statement of income are an integral part of this statement.

(1)	Reflects the results for the year ended December 31, 2004 for AlphaSmart. Certain amounts have been reclassified to conform with Renaissance’s presentation.

(2)	To eliminate intercompany license revenues between Renaissance and AlphaSmart.

(3)	The pro forma statement of income for the year ended December 31, 2004 excludes any adjustment to cost of sales related to the fair value step-up of inventory value due to the non-recurring nature of the related expense.

(4)	Reflects amortization computed on an accelerated basis of the $4.1 million assigned to the intangible value of acquired customer relationships based on an estimated useful life of 10 years.

(5)	To reduce interest earnings for the effect of paying cash to fund 55% of the purchase price at January 1, 2004.

(6)	To record a provision for income taxes at 37% on the pro forma adjustments.

(7)	Reflects the issuance of 1,542,279 shares of Renaissance common stock to fund 45% of the purchase price.

(8)	To eliminate Generation21’s actual results of operations for the year ended December 31, 2004. Excludes the recorded gain on the sale of Generation21 of approximately $700,000, which includes a one-time tax benefit of approximately $1.1 million. The gain on the sale will be reflected on Renaissance’s income statement for the year ended December 31, 2005 as gain on disposal of discontinued operations.

(9)	To record the tax benefit of Generation21’s 2004 operating loss at a 37% tax rate.

RENAISSANCE LEARNING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the Year Ended December 31, 2003

		Pro Forma
	Historical	Adjustments for
	Renaissance	Disposition of		Pro Forma for
	Learning, Inc.	Generation21		Disposition

	(In thousands, except share and per share data)
Net sales:
Products	$107,863	$(1,783	)(1)	$106,080
Services	22,681	(1,129	)(1)	21,552

Total net sales	130,544	(2,912)		127,632

Cost of sales:
Products	10,826	(170	)(1)	10,656
Services	10,256	(628	)(1)	9,628

Total cost of sales	21,082	(798)		20,284

Gross profit	109,462	(2,114)		107,348
Operating expenses:
Product development	17,000	(2,119	)(1)	14,881
Selling & marketing	30,623	(2,626	)(1)	27,997
General & administrative	13,593	(1,247	)(1)	12,346

Total operating expense	61,216	(5,992)		55,224

Operating income	48,246	3,878		52,124
Other income (expense)
Interest income	1,927	—		1,927
Interest expense	—	—		—
Other, net	339	1	(1)	340

Total other income	2,266	1		2,267

Income before taxes from continuing operations	50,512	3,879		54,391
Income tax provision	17,971	1,435	(2)	19,406

Income from continuing operations	$32,541	$2,444		$34,985

Earnings per share:
Basic	$1.05			$1.12
Diluted	$1.04			$1.12
Weighted average number of common shares outstanding:
Basic	31,110,578			31,110,578
Diluted	31,305,431			31,305,431
      The accompanying notes to the unaudited pro forma combined statement of income are an integral part of this statement.

(1)	To eliminate Generation21’s actual results of operations for the year ended December 31, 2003. Excludes the recorded gain on the sale of Generation21 of approximately $700,000, which includes a one-time tax benefit of approximately $1.1 million. The gain on the sale will be reflected on Renaissance’s income statement for the year ended December 31, 2005 as gain on disposal of discontinued operations.

(2)	To record the tax benefit of Generation21’s 2003 operating loss at a 37% tax rate.

RENAISSANCE LEARNING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the Year Ended December 31, 2002

		Pro Forma
	Historical	Adjustments for
	Renaissance	Disposition of		Pro Forma for
	Learning, Inc.	Generation21		Disposition

	(In thousands, except share and per share data)
Net sales:
Products	$109,503	$(1,097	)(1)	$108,406
Services	21,729	(744	)(1)	20,985

Total net sales	131,232	(1,841)		129,391

Cost of sales:
Products	11,930	(148	)(1)	11,782
Services	9,741	(498	)(1)	9,243

Total cost of sales	21,671	(646)		21,025

Gross profit	109,561	(1,195)		108,366
Operating expenses:
Product development	17,266	(2,306	)(1)	14,960
Selling & marketing	30,974	(2,961	)(1)	28,013
General & administrative	13,830	(1,148	)(1)	12,682

Total operating expense	62,070	(6,415)		55,655

Operating income	47,491	5,220		52,711
Other income (expense)
Interest income	3,207	—		3,207
Interest expense	—	—		—
Other, net	553	—		553

Total other income	3,760	—		3,760

Income before taxes from continuing operations	51,251	5,220		56,471
Income tax provision	19,813	1,931	(2)	21,744

Income from continuing operations	$31,438	$3,289		$34,727

Earnings per share:
Basic	$0.93			$1.03
Diluted	$0.92			$1.02
Weighted average number of common shares outstanding:
Basic	33,858,579			33,858,579
Diluted	34,067,716			34,067,716
      The accompanying notes to the unaudited pro forma combined statement of income are an integral part of this statement.

(1)	To eliminate Generation21’s actual results of operations for the year ended December 31, 2002. Excludes the recorded gain on the sale of Generation21 of approximately $700,000, which includes a one-time tax benefit of approximately $1.1 million. The gain on the sale will be reflected on Renaissance’s income statement for the year ended December 31, 2005 as gain on disposal of discontinued operations.

(2)	To record the tax benefit of Generation21’s 2002 operating loss at a 37% tax rate.

RENAISSANCE LEARNING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of March 31, 2005

			Pro Forma
	Historical	Historical	Adjustments for		Pro Forma
	Renaissance	AlphaSmart,	Acquisition of		Combined for
	Learning, Inc.	Inc.(1)	AlphaSmart		Acquisition

	(In thousands)
ASSETS
Current assets:
Cash and equivalents	$39,340	$2,884	$(11,825	)(8)	$30,399
Investment securities	19,630	—	(19,630	)(8)	—
Accounts receivable, less allowances	8,361	3,645	—		12,006
Inventories	2,206	3,601	92	(2)	5,899
Prepaid expenses	1,138	2,224	(1,664	)(3)	1,698
Deferred tax asset	3,666	498	2,779	(5)	6,943
Other current assets	400	2,375	208	(3)	2,983

Total current assets	74,741	15,227	(30,040)		59,928

Investment securities	16,670	—	—		16,670
Property, plant & equipment, net	18,454	480	—		18,934
Deferred tax asset	1,659	285	(444	)(5)	1,500
Goodwill	2,752	—	39,599	(6)	42,351
Other intangibles, net	138	—	7,100	(4)	7,238
Capitalized software, net	513	347	—		860
Other assets	—	2,234	(1,585	)(3)	649

Total assets	$114,927	$18,573	$14,630		$148,130

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable — trade	$3,341	$1,751	$2,720	(3)	$7,812
Deferred revenue	15,096	—	—		15,096
Payroll & employee benefits	2,137	653	—		2,790
Income taxes payable (receivable)	2,340	348	(370	)(7)	2,318
Other current liabilities	4,039	1,526	—		5,565

Total current liabilities	26,953	4,278	2,350		33,581

Deferred revenue	558	—	—		558
Deferred compensation	1,305	—	—		1,305
Other long-term liabilities	—	25	640	(3)	665

Total liabilities	28,816	4,303	2,990		36,109

Minority interest	191	—	—		191
Shareholders’ equity:
Common Stock	347	2	13	(8)	362
Additional paid-in capital	54,373	35,807	(9,912	)(8)	80,268
Retained earnings	104,612	14,559	(14,559	)(8)	104,612
Accumulated other comprehensive income	92	25	(25	)(8)	92
Treasury stock	(73,504)	—	—		(73,504)
Unearned stock-based compensation	—	(124)	124	(8)	—
Distributions in excess of book value	—	(35,999)	35,999	(8)	—

Total shareholders’ equity	85,920	14,270	11,640		111,830

Total liabilities & shareholders’ equity	$114,927	$18,573	$14,630		$148,130

      The accompanying notes to the unaudited pro forma combined balance sheet are an integral part of this statement.

(1)	Reflects balances at March 31, 2005 for AlphaSmart. Certain amounts have been reclassified to conform with Renaissance’s presentation.

(2)	To adjust AlphaSmart’s inventories to estimated fair market value.

(3)	To record liability for future payments under license agreement between AlphaSmart and a supplier, write off related prepaid expense balance and record fair value of the license agreement.

(4)	To record intangible assets resulting from the merger transaction at fair value in the following amounts: (i) $4.1 million — customer relationships and (ii) tradename — $3.0 million. The acquired customer relationships intangible is estimated to have a useful life of 10 years. The acquired tradename intangible is estimated to have an indefinite useful life.

(5)	To record deferred income taxes on the temporary differences between the book and tax basis of assets acquired and liabilities assumed.

(6)	To record goodwill resulting from the merger transaction based on the following computations, estimates and assumptions:

(In thousands except share and per share amount)
Outstanding shares AlphaSmart common stock including immediately vested in-the-money options	15,354
Purchase consideration per share	$3.75

Total purchase consideration	$57,578

Less fair value of net assets acquired
Net assets per 3/31/2005 AlphaSmart balance sheet	$14,270
Fair value of intangibles	7,100
Deferred income taxes	2,335
Other fair value adjustments	(5,226)

Fair value of net assets acquired	18,479

Subtotal	39,099
Plus estimated transaction costs	500

Goodwill resulting from the merger transaction	$39,599

(7)	To record the income tax benefit resulting from the exercise of the immediately vested in-the-money AlphaSmart stock options.

(8)	To eliminate AlphaSmart’s equity and record the payment of cash and issuance of 1,542,279 shares of Renaissance common stock to consummate the mergers. This is based on the following assumptions: (i) merger consideration will be paid in the ratio of 55% cash and 45% stock, and (ii) an estimated volume weighted average price of $16.80 per share of Renaissance common stock.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION
      The following table sets forth (i) historical basic and diluted earnings per share from continuing operations, historical cash dividends per share and historical book value per share of Renaissance common stock, (ii) historical basic and diluted earnings per share, historical cash dividends per share and historical book value per share of AlphaSmart, (iii) unaudited pro forma combined basic and diluted earnings per share from continuing operations, unaudited pro forma combined cash dividends per share and unaudited pro forma combined book value per share of Renaissance common stock after giving effect to the mergers and the disposition of Generation 21 and (iv) unaudited pro forma combined equivalent basic and diluted earnings per share from continuing operations, unaudited pro forma combined equivalent cash dividends per share and unaudited pro forma combined equivalent book value per share of AlphaSmart based on the merger exchange rate of 0.2232 shares of Renaissance common stock for each share of AlphaSmart common stock (assuming $3.75 in value is converted to 0.2232 shares of Renaissance common stock based on an estimated value weighted average price of $16.80 per share of Renaissance common stock. The information in the table should be read in conjunction with the audited and unaudited consolidated financial statements of Renaissance and AlphaSmart, and the notes thereto, which are included elsewhere, or incorporated by reference, in this proxy statement/ prospectus and the unaudited pro forma combined financial information and notes thereto included elsewhere herein. The unaudited pro forma combined financial information is not necessarily indicative of the earnings, dividends or book value per share that would have been achieved had the mergers and the disposition of Generation 21 been consummated as of the beginning of the period presented and should not be construed as representative of such amounts for any future dates or periods.

	Three Months Ended	Year Ended
	March 31, 2005	December 31, 2004

Historical — Renaissance
Basic earnings per share	$0.19	$0.82
Diluted earnings per share	$0.19	$0.82
Cash dividends per share	$0.05	$2.31	(1)
Book value per share (at period end)(1)	$2.80	$2.73

	Three Months Ended	Year Ended
	March 31, 2005	December 31, 2004

Historical — AlphaSmart
Basic earnings per share	$(0.08)	$0.16
Diluted earnings per share	$(0.08)	$0.15
Cash dividends per share	$—	$—
Book value per share (at period end)(2)	$0.96	$1.03

	Three Months Ended	Year Ended
	March 31, 2005	December 31, 2004

Unaudited Pro Forma Combined(3)
Basic earnings per share(4)	$0.14	$0.83
Diluted earnings per share(4)	$0.14	$0.82
Cash dividends per share(5)	$0.05	$0.16	(6)
Book value per share (at period end)(7)	$3.65	$3.45

	Three Months Ended	Year Ended
	March 31, 2005	December 31, 2004

Unaudited Pro Forma Combined Equivalent — AlphaSmart(8)
Basic earnings per share	$0.03	$0.18
Diluted earnings per share	$0.03	$0.18
Cash dividends per share	$0.01	$0.04	(6)
Book value per share (at period end)	$0.81	$0.77

(1)	Includes a special dividend of $2.15 per share.

(2)	Historical book value per share is computed by dividing shareholders’ equity by the number of shares of common stock outstanding at the end of the period.

(3)	See “Unaudited Pro Forma Combined Financial Information of Renaissance” included elsewhere in this proxy statement/ prospectus.

(4)	Pro forma combined basic and diluted earnings per share is computed using the weighted-average number of shares of Renaissance common stock outstanding, after the issuance of Renaissance common stock in the step one merger, and it also gives effect to any dilutive options, and the disposition of Generation 21.

(5)	Pro forma dividends per share represent historical dividends paid by Renaissance.

(6)	Excludes the special dividend of $2.15 per share in 2004.

(7)	The pro forma combined book value per share is computed by dividing pro forma shareholders’ equity, including the effect of pro forma adjustments, by the pro forma number of shares of Renaissance common stock which would have been outstanding had the step one merger been consummated as of December 31, 2004.

(8)	The AlphaSmart equivalent pro forma combined per share amounts are computed by multiplying the respective pro forma combined amounts by the quotient determined by dividing the number of shares of Renaissance common stock to be issued in the step one merger by the number of shares of AlphaSmart common stock to be converted into shares of Renaissance common stock. The AlphaSmart common stock pro forma equivalent cash dividends per common share was computed by multiplying the Renaissance common stock historical cash dividends per common share by the quotient determined by dividing the number of shares of Renaissance common stock to be issued in the step one merger by the number of shares of AlphaSmart common stock to be converted into shares of Renaissance common stock.

COMPARATIVE MARKET PRICE INFORMATION
      AlphaSmart’s common stock trades on the Nasdaq National Market System under the symbol “ALSM.” As of April 15, 2005 AlphaSmart had 69 stockholders of record. Renaissance’s common stock trades on the Nasdaq National Market System under the symbol “RLRN.” As of April 15, 2005 Renaissance had 635 shareholders of record. The table below sets forth, for the calendar quarters indicated, the high and low sales prices of both AlphaSmart and Renaissance common stock as reported on the Nasdaq National Market System:

	Renaissance		AlphaSmart

	High	Low	High		Low

2005:
Second Quarter through May 24, 2005	$20.07	$15.50	$4.64		$3.32
First Quarter	$18.72	$15.19	$3.73		$2.80
2004:
First Quarter	$31.00	$23.91	$6.99	*	$5.06	*
Second Quarter	$26.56	$20.73	$5.83		$3.88
Third Quarter	$24.99	$20.00	$5.15		$3.50
Fourth Quarter	$20.99	$18.01	$3.75		$2.72
2003:
First Quarter	$20.00	$15.51
Second Quarter	$24.72	$15.86
Third Quarter	$27.25	$20.71
Fourth Quarter	$26.89	$21.85
2002:
First Quarter	$35.80	$25.73
Second Quarter	$35.50	$17.10
Third Quarter	$21.40	$13.09
Fourth Quarter	$21.26	$13.87

*	AlphaSmart’s common stock began trading on the Nasdaq National Market System on February 6, 2004.
      The following table sets forth the closing sales prices of the common stock of Renaissance and the common stock of AlphaSmart on January 24, 2005, the last trading day before the public announcement of the execution and delivery of the merger agreement, and May 24, 2005, the most recent date for which prices were practicably available prior to the date of this proxy statement/ prospectus. The table also sets forth the value of the fraction of a share of Renaissance common stock that an AlphaSmart stockholder would have received for one share of AlphaSmart common stock, assuming that the transactions had taken place on those dates and assuming Renaissance’s stock price on those dates equaled its 10 day volume weighted average price as calculated in accordance with the merger agreement.

	Renaissance	AlphaSmart	Pro Forma Equivalent

Closing price on January 24, 2005	$16.04	$2.95	$3.75
Closing price on May 24, 2005	$19.96	$3.64	$3.75
      RENAISSANCE’S STOCK PRICE FLUCTUATES. ALTHOUGH EACH SHARE OF ALPHASMART COMMON STOCK THAT IS EXCHANGED FOR RENAISSANCE COMMON STOCK WILL RECEIVE RENAISSANCE COMMON STOCK WITH A VALUE OF $3.75, THE CALCULATION IS BASED ON A 10 DAY VOLUME WEIGHTED AVERAGE PRICE ENDING THREE DAYS PRIOR TO THE DATE OF THE SPECIAL MEETING. IF THE CLOSING DATE PRICE IS LOWER THAN THIS 10 DAY VOLUME WEIGHTED AVERAGE PRICE, THE VALUE OF THIS RENAISSANCE COMMON STOCK WILL BE LESS THAN $3.75.

ILLUSTRATIVE CALCULATION OF COMBINATION ELECTION,
CASH ELECTION AND STOCK ELECTION
      Examples of the potential effects of fluctuations in the volume weighted average price per share of Renaissance common stock on the merger consideration are illustrated in the following table, based upon a range of hypothetical volume weighted average prices. The calculation of the volume weighted average price is based on a 10 day volume weighted average price ending three days prior to the date of the special meeting.
      The volume weighted average prices set forth in the following table have been included for representative purposes only. The volume weighted average price at the effective time of the step one merger may be less than $13.00 or more than $30.00. We cannot assure you as to what the volume weighted average price will be or what the value of the Renaissance common stock to be issued in the step one merger will be at or following the effective time. Further, the merger consideration is subject, in each case, to redesignation as described in this proxy statement/ prospectus.

		COMBINATION		CASH	STOCK
		ELECTION		ELECTION	ELECTION
Volume Weighted
Average Price			Number of		Number of
Per Share	Value of	Amount	Shares of		Shares of
of Renaissance	Per Share	in	Renaissance	Amount in	Renaissance
Common Stock ($)	Consideration ($)	Cash ($)	Common Stock	Cash ($)	Common Stock

13.00	3.75	2.06	.1298	3.75	.2885
14.00	3.75	2.06	.1205	3.75	.2679
15.00	3.75	2.06	.1125	3.75	.2500
16.00	3.75	2.06	.1055	3.75	.2344
17.00	3.75	2.06	.0993	3.75	.2206
18.00	3.75	2.06	.0937	3.75	.2083
19.00	3.75	2.06	.0888	3.75	.1974
20.00	3.75	2.06	.0844	3.75	.1875
21.00	3.75	2.06	.0804	3.75	.1786
22.00	3.75	2.06	.0767	3.75	.1705
23.00	3.75	2.06	.0734	3.75	.1630
24.00	3.75	2.06	.0703	3.75	.1563
25.00	3.75	2.06	.0675	3.75	.1500
26.00	3.75	2.06	.0649	3.75	.1442
27.00	3.75	2.06	.0625	3.75	.1389
28.00	3.75	2.06	.0603	3.75	.1339
29.00	3.75	2.06	.0582	3.75	.1293
30.00	3.75	2.06	.0563	3.75	.1250

RISK FACTORS
      In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors in deciding how to vote on the merger.
      AN INVESTMENT IN RENAISSANCE COMMON STOCK INVOLVES RISK. BY ELECTING TO RECEIVE STOCK IN THE MERGER OR FAILING TO MAKE ANY ELECTION, CURRENT ALPHASMART STOCKHOLDERS WILL BE CHOOSING TO INVEST IN RENAISSANCE COMMON STOCK. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/ PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DECIDING WHETHER TO PARTICIPATE IN THE MERGER OR VOTE IN FAVOR OF IT.
General Risks Relating to the Proposed Mergers

You may not receive exactly the form of merger consideration that you elect.
      The consideration to be received by AlphaSmart stockholders in the step one merger is subject to the requirement that the aggregate number of shares of AlphaSmart common stock to be exchanged for Renaissance common stock shall not exceed 45% of the number of shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger, and not less than 55% of the outstanding shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger shall be exchanged for cash. If you make a stock election and the stock election is oversubscribed, the redesignation procedures may cause a stockholder who made a stock election to receive part cash and part Renaissance common stock. Likewise, if the cash election or the combination election is oversubscribed such that the mergers do not satisfy the continuity of interest test, the redesignation procedures may cause a stockholder who made a cash election to receive part cash and part Renaissance common stock, or a stockholder who made a combination election to receive less cash and more stock than that which would otherwise be the case. Therefore, you may not receive exactly the form of consideration that you elect. For more information, see the illustrated examples set forth in “Summary — The Redesignation” beginning on page 4 and “Summary — Continuity of Interest Test” beginning on page 5.

The exchange rate and number of shares of Renaissance common stock that you will receive is based on the Renaissance average price, which could be lower than the market value of the shares.
      The use of an exchange rate that is tied to a volume weighted average price is intended to provide AlphaSmart stockholders with $3.75 in “value” of Renaissance common stock for each share of AlphaSmart common stock exchanged for Renaissance common stock, without permitting one-day trading spikes, arbitrage or other unusual market activity to artificially raise or lower the exchange rate. However, you may not be able to sell your shares at the Renaissance average price. If the Renaissance average price over the measurement period is higher than the market price of the Renaissance common stock at the effective time of the step one merger, the Renaissance common stock issued in the step one merger would be worth less than $3.75 per share of AlphaSmart common stock. As a result, you might not be able to sell the Renaissance common stock you receive for each share of AlphaSmart common stock exchanged in the step one merger for $3.75. It is anticipated that the step one merger will close on the date of the special meeting, assuming all conditions to completion of the mergers have been fulfilled. However, unforeseen administrative or other delays may delay the closing, which will increase the risk that the value of Renaissance common stock on the closing date of the step one merger will differ from the Renaissance average price.

Renaissance may fail to realize the anticipated benefits of the mergers.
      The success of the mergers will depend on, among other things, Renaissance’s ability to realize anticipated cost savings and to combine the businesses of Renaissance and AlphaSmart in a manner that does not materially disrupt AlphaSmart’s existing customer relationships nor otherwise result in decreased revenues and that allows Renaissance to capitalize on AlphaSmart’s growth opportunities. If Renaissance is not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected.
      Renaissance and AlphaSmart have operated and, until the completion of the mergers, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Renaissance’s or AlphaSmart’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect Renaissance’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the mergers. For instance, Renaissance’s employee compensation policies may differ from AlphaSmart’s employee compensation policies. To realize the benefits of the mergers, Renaissance must retain AlphaSmart’s key employees.

The market price of the shares of Renaissance common stock may be affected by factors different from those affecting the shares of AlphaSmart common stock.
      Upon completion of the mergers, certain holders of AlphaSmart common stock will become holders of Renaissance common stock. Some of Renaissance’s current businesses and markets differ from those of AlphaSmart and, accordingly, the results of operations of Renaissance after the mergers may be affected by factors different from those currently affecting the results of operations of AlphaSmart. For a discussion of the business of Renaissance and of factors to consider in connection with its business, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” beginning on page 136. For a discussion of the business of AlphaSmart and of factors to consider in connection with its business, see “Information about AlphaSmart — Overview” beginning on page 91.

The parties intend that the mergers, taken together, will constitute a tax-free reorganization, but a successful assertion by the Internal Revenue Service that the mergers do not qualify as a tax-free reorganization would result in the step one merger being fully taxable to AlphaSmart stockholders.
      The parties intend that the step one and step two mergers, taken together, will qualify as a “reorganization” pursuant to Section 368(a) of the Code. If the Internal Revenue Service were to successfully assert that the mergers do not qualify as a reorganization within the meaning of Section 368(a) of the Code, then the step one merger would be fully taxable to AlphaSmart stockholders.

The failure of Renaissance to operate and manage the combined company effectively could have a material adverse effect on Renaissance’s business, financial condition and operating results.
      Renaissance will need to meet significant challenges to realize the expected benefits and synergies of the mergers. These challenges include:

•	Integrating the management teams, strategies, cultures and operations of the two companies;

•	Retaining and assimilating the key personnel of each company;

•	Integrating sales and business development operations;

•	Retaining existing customers of each company;

•	Developing new products and services that utilize the technologies and resources of both companies; and

•	Creating uniform standards, controls, procedures, policies and information systems.
      The accomplishment of these post-merger objectives will involve considerable risk, including:

•	The potential disruption of each company’s ongoing business and distraction of their respective management teams;

•	The difficulty of incorporating acquired technology and rights into Renaissance’s products and services;

•	Unanticipated expenses related to technology integration; and

•	Potential unknown liabilities associated with the mergers.
      If Renaissance does not succeed in addressing these challenges or any other problems encountered in connection with the mergers, its operating results and financial condition could be adversely affected.

The market price of Renaissance’s common stock may decline as a result of the mergers.
      The market price of Renaissance’s common stock may decline as a result of the mergers for a number of reasons, including:

•	The integration of AlphaSmart by Renaissance may be unsuccessful;

•	Renaissance may not achieve the perceived benefits of the mergers as rapidly as, or to the extent, anticipated by financial or industry analysts; or

•	The effect of the mergers on Renaissance’s financial results may not be consistent with the expectations of financial or industry analysts.
      These factors are, to some extent, beyond Renaissance’s control. In addition, for AlphaSmart stockholders who hold their shares in certificated form, there will be a time period between the effective time of the mergers and the time when AlphaSmart stockholders actually receive stock certificates evidencing Renaissance common stock. Until stock certificates are received, AlphaSmart stockholders will not be able to sell their shares of Renaissance common stock in the open market and, thus, will not be able to avoid losses resulting from any decline in the market price of Renaissance common stock during this period.

AlphaSmart’s officers and directors have conflicts of interest that may influence them to support or approve the mergers.
      Certain directors and officers of AlphaSmart will participate in employment arrangements that become effective upon consummation of the mergers that provide them with interests in the mergers that are different from, or in addition to, those of AlphaSmart’s stockholders. In addition, all directors and officers of AlphaSmart will receive indemnification and liability insurance benefits from Renaissance as a result of the mergers. These interests include the following:

•	Mr. Ketan Kothari, the current chairman of the board of directors and chief executive officer of AlphaSmart, will become president of the LLC and has entered into an employment agreement with the LLC;

•	Mr. Manish Kothari, the current president of AlphaSmart and a member of the board of directors, will become executive vice president of the LLC and has entered into an employment agreement with the LLC;

•	Mr. Joseph Barrus, the current chief technology officer of AlphaSmart, will become vice president-research and development of the LLC and has entered into an employment agreement with the LLC; and

•	Renaissance has agreed to assume AlphaSmart’s obligations as provided in AlphaSmart’s organizational documents and indemnification agreements with respect to indemnification of each present and former AlphaSmart officer and director against liabilities arising out of such person’s services as an officer or director of AlphaSmart prior to consummation of the mergers. In addition, all directors and officers of AlphaSmart will receive indemnification and liability insurance benefits from Renaissance as a result of the mergers.

      These directors and officers could be more likely to recommend the adoption of the merger agreement and the approval of the transactions contemplated thereby than if they did not hold these interests.
      AlphaSmart stockholders should consider whether these interests might have influenced these directors and officers to support or recommend the adoption of the merger agreement and the approval of the transactions contemplated thereby.

Failure to complete the mergers could negatively affect Renaissance’s and AlphaSmart’s stock prices and each company’s future business and operations.
      If the mergers are not completed for any reason, each company may be subject to a number of material risks, including the following:

•	AlphaSmart may be required under certain circumstances to pay Renaissance a termination fee;

•	The price of Renaissance’s common stock and AlphaSmart’s common stock may decline; and

•	Costs related to the mergers, such as financial advisory, legal, accounting and printing fees, must be paid even if the mergers are not completed.
      Finally, if the merger agreement is terminated, either company may be unable to find another business willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit each company’s ability to pursue its respective strategic goals.

Uncertainty regarding the mergers may cause customers and suppliers to delay or defer decisions concerning Renaissance and AlphaSmart and adversely affect each company’s ability to attract and retain key employees.
      The mergers will happen only if stated conditions are met, including adoption of the merger agreement and approval of the transactions contemplated thereby by AlphaSmart’s stockholders, and the absence of any material adverse effect in the business of AlphaSmart or Renaissance. Many of the conditions are outside the control of AlphaSmart and Renaissance, and both parties also have stated rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the mergers. This uncertainty may cause customers and suppliers to delay or defer decisions concerning AlphaSmart or Renaissance, which could negatively affect their respective businesses. Customers and suppliers may also seek to change existing agreements with AlphaSmart or Renaissance as a result of the mergers. Similarly, uncertainty regarding the completion of the mergers may cause resellers to delay or defer decisions concerning, or seek to change existing agreements with, AlphaSmart, which could negatively affect its business. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of AlphaSmart and Renaissance, regardless of whether the mergers are ultimately completed. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the mergers could have a material adverse effect on each company’s business, regardless of whether the mergers are completed. Current and prospective employees of each company may experience uncertainty about their future roles with the combined company. This may adversely affect each company’s ability to attract and retain key management, sales, marketing and technical personnel. Furthermore, under several third party contracts that are important to AlphaSmart’s business, the third parties may have the right to terminate their agreement with AlphaSmart as a result of the mergers, unless their consent to the mergers is obtained. If AlphaSmart is unable to obtain requisite third party consents, operation of its business after the closing could be adversely affected.

Failure to retain key employees could diminish the anticipated benefits of the mergers.
      The success of the mergers will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees may experience uncertainty about their future role with AlphaSmart and Renaissance until strategies with regard to these employees are announced or executed. If AlphaSmart and Renaissance are unable to retain personnel that are critical to the successful integration and future operations of the companies, AlphaSmart and Renaissance could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the mergers.

The mergers may go forward in certain circumstances even if Renaissance or AlphaSmart suffers a material adverse change.
      In general, either party can refuse to complete the mergers if a material adverse effect occurs with regard to the other party before the closing. However, neither party may refuse to complete the mergers on that basis as a result of:

•	Any failure by the party to meet revenue or earnings projections for any period ending on or after the date of the merger agreement;

•	Any decrease in the stock price or trading volume of AlphaSmart common stock in the case of AlphaSmart or Renaissance common stock in the case of Renaissance; or

•	Any change, violation, inaccuracy, circumstance or effect resulting from compliance with the terms and conditions of the merger agreement, or to the extent resulting from or relating to any of the following:

•	the announcement or pendency of the transactions contemplated by, the merger agreement (including any actions by customers or competitors, loss of personnel or customers, or the delay or cancellation of orders for services and products);

•	changes affecting any of the industries in which either Renaissance or AlphaSmart operates generally or the United States economy generally;

•	changes affecting general worldwide economic or capital market conditions;

•	changes in any domestic (federal, state or local) or foreign law, statute, ordinance, rule, regulation, order, judgment or decree on or after the date of the merger agreement;

•	an outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any acts of terrorism; or

•	changes to generally accepted accounting principles in the United States on or after the date of the merger agreement.
      If adverse changes occur but Renaissance and AlphaSmart must still complete the mergers, Renaissance’s stock price may suffer. This in turn may reduce the value of the mergers to AlphaSmart stockholders.

The termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire AlphaSmart.
      Until the completion of the mergers, with limited exceptions, the merger agreement prohibits AlphaSmart from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with a party other than Renaissance. AlphaSmart has agreed to pay Renaissance a termination fee of $2.5 million in specified circumstances, including where AlphaSmart’s board of directors withdraws its support of the merger with Renaissance to support a business combination with a third party. These provisions could discourage other companies from trying to acquire AlphaSmart even though those other companies might be willing to offer greater value to AlphaSmart stockholders than Renaissance has offered pursuant to the merger agreement.

The rights of holders of AlphaSmart common stock will change as a result of the mergers.
      After the mergers, the rights of those stockholders of AlphaSmart who will become stockholders of Renaissance will be governed by Renaissance’s amended and restated articles of incorporation and by-laws, which are different from AlphaSmart’s amended and restated certificate of incorporation and bylaws. As a result of these differences, AlphaSmart stockholders may have less control over corporate actions proposed to be taken by Renaissance than they would have had over corporate actions proposed to be taken by AlphaSmart. For more information, see “Comparative Rights of Stockholders,” beginning on page 121.
Risks Relating to Renaissance’s Business

A significant percentage of Renaissance’s sales are derived from a single product line. A decline in sales of this product would seriously harm Renaissance’s business.
      Renaissance’s Accelerated Reader software and supplemental Accelerated Reader quizzes accounted for approximately 39%, 35%, and 35% of its net sales in 2004, 2003, and 2002, respectively. An overall decline in sales of Accelerated Reader and supplemental quizzes would have a material adverse effect on Renaissance’s business, financial condition, and results of operations.

If Renaissance fails to develop products in a timely and cost-effective basis, or if its new products are not well received, Renaissance’s business will be seriously harmed.
      The educational technology and services markets in which Renaissance competes are characterized by evolving industry standards, frequent product introductions, and sudden technological change. Renaissance’s future success depends, to a significant extent, on a number of factors, including its ability to enhance its existing products, develop and successfully introduce new products in a timely fashion, and respond quickly and cost effectively to technological change, including: shifts in operating systems, languages, alternative delivery systems, the Internet and other uncertainties. There can be no assurance that new products will be as well received as Renaissance’s established products, particularly since they may require technology and/or resources not generally available in all schools. Renaissance attempts to maintain high standards for the demonstrated academic effectiveness of its products. Renaissance’s adherence to these standards could delay or inhibit the introduction of new products. Moreover, there can be no assurance that Renaissance’s products will not be rendered obsolete or that it will have sufficient resources to make the necessary investments or be able to develop and market the products required to maintain its competitive position.

The statistical studies relied on by Renaissance to demonstrate the effectiveness of its products and services may not yield representative results. In addition, the public may not be convinced that the product effectiveness is proven by the studies.
      Renaissance relies on statistical studies to demonstrate that its learning information systems software and related services improve student achievement. Renaissance believes that these studies accurately reflect the performance of its products. However, these studies involve the following risks:

•	the sample sizes used in Renaissance’s studies may yield results that are not representative of the general population of students who use Renaissance’s products;

•	the methods used to gather the information upon which these studies are based depend on cooperation from students and other participants, and inaccurate or incomplete responses could distort results;

•	schools studying the effectiveness of Renaissance’s products may apply different methodologies and data collection techniques, making results difficult to aggregate and compare;

•	Renaissance facilitates the collection and analysis of data for some of these studies; and

•	Renaissance hires researchers to aggregate and present the results of some of these studies and, in some cases, to conduct the studies.

      There is growing demand from the No Child Left Behind Act and other sources for research and studies to demonstrate the effectiveness of educational programs and products. Renaissance’s selling and marketing efforts, as well as its reputation, could be adversely impacted if the public, including its existing and potential customers, is not convinced that the product effectiveness is proven by the studies.

Renaissance must be able to manage its growth effectively to maintain its competitive position.
      Renaissance has experienced periods of rapid growth in the past and anticipates continued growth in the future. Rapid growth may place a strain on Renaissance’s financial, management, systems, and other resources. Renaissance’s ability to manage its growth effectively will require it to attract, train, motivate, manage, and retain key employees and to improve its operational, financial, and management information systems. If Renaissance is unable to maintain and manage growth effectively, its business, financial condition, and results of operations could be adversely affected.

In recent years, Renaissance’s selling and marketing strategy has shifted. Renaissance has limited experience with this new strategy and may not be successful in implementing it.
      Renaissance’s business strategy includes the introduction of new products and services directed at new markets as well as the development of new sales and distribution channels. Renaissance’s current selling and marketing strategy includes district-level field sales efforts. In addition, Renaissance’s Renaissance Place products are aimed at school districts. Historically, Renaissance’s primary selling efforts have been directed towards selling desktop software to individual schools through telephone sales representatives. There can be no assurance that Renaissance will be successful in offering new products and services, entering new markets and developing new sales and distribution channels or that any such products or services, if introduced, will achieve acceptance in the marketplace.

Renaissance’s business is susceptible to risks associated with international operations.
      A key component of Renaissance’s growth strategy is to continue to expand its operations into international markets. Doing business in international markets is subject to a number of risks, including, among others:

•	acceptance by foreign educational systems of Renaissance’s approach to educational products;

•	lack of existing customer base;

•	unexpected changes in regulatory requirements;

•	potentially adverse tax consequences;

•	tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	changing economic conditions;

•	exposure to different legal standards (particularly with respect to intellectual property);

•	burdens of complying with a variety of foreign laws; and

•	fluctuations in currency exchange rates.
      If any of these risks were to materialize, Renaissance’s business, financial condition, and results of operations could be adversely affected.

The use of Renaissance’s products may be at odds with certain educational philosophies. To the extent this opposition exists, it could negatively influence the demand and acceptance of Renaissance’s products.
      Renaissance’s products support all teaching methods and curricula by focusing on continuous feedback, increased student practice of essential skills, and demonstrated product effectiveness through measurable results. Certain educators, academics, politicians, and theorists, however, declaim strong philosophies of instruction that can lead them to oppose educational products or services that fall outside a very narrow definition. These philosophies can include, but are not limited to, opposition to standardized testing or over-reliance on the same; opposition to computers or motivational techniques; exclusive focus on particular types of direct instruction; and highly technical definitions of acceptable research. Some of these philosophical stances have the capacity to negatively influence the market for Renaissance’s products and services, and such influence could have a material adverse impact on demand and thus on its business, financial condition, and results of operations.

Renaissance’s sales are primarily to educational institutions and educators. A decline of investment in, or loss or reduction of government funding for, technology-based products and professional development could seriously harm Renaissance’s business.
      Substantially all of Renaissance’s revenue is derived from sales to educational institutions, individual educators, and their suppliers. There can be no assurance that educational institutions and/or individual educators will continue to invest in technology-based products and professional development for reading and other curricula or continue to respond favorably to Renaissance’s marketing. Renaissance’s inability to increase the number of products sold or number of schools served would adversely affect its business, financial condition, and results of operations. Because of Renaissance’s dependence on educational institutions, the funding of which is largely dependent on government support, a substantial decrease in government budgets or funding for educational software or technology would have a material adverse effect on its business, financial condition, and results of operations. Any economic slow downs, which negatively affect school funding, adversely impact the sale of Renaissance’s products and services to schools. In addition, certain aspects of government sponsored education initiatives may not endorse, or be complementary to, the principles and methodologies underlying and associated with Renaissance’s products and services, which could adversely affect its business, financial condition, and results of operations.

Renaissance’s sales are concentrated in relatively few geographic areas. The loss of a large number of customer schools in one of these areas would seriously harm Renaissance’s business.
      A substantial portion of Renaissance’s sales is concentrated in several states, including California, Texas, Michigan, Florida and Georgia, which accounted for approximately $14.8 million, $10.5 million, $6.8 million, $5.3 million, and $4.1 million, respectively, of its net sales in 2004. If large numbers of schools or a district or districts controlling a large number of schools in such states were to discontinue purchasing Renaissance’s products and services, its business, financial condition, and results of operations would be materially adversely affected.

If Renaissance is unable to compete successfully, its business will be seriously harmed.
      The educational technology and professional development markets in which Renaissance operates are very competitive and fragmented. Renaissance competes with other companies offering educational software products, professional development, and technology consulting services to schools. Education continues to emerge as a major global industry and potential competitors, including large hardware manufacturers, software developers, educational publishers, and consulting firms, may enter or increase their focus on the schools market, resulting in greater competition for Renaissance. In addition, Renaissance competes against more traditional methods of education, training and testing, including pencil and paper testing.
      As Renaissance enters into new markets, such as the English as a Second Language market, existing competitors could increase the barriers to entering this market by driving prices lower or making modifications to enhance their products. Success in selling Renaissance’s established products and services may cause competitors to focus on Renaissance in their marketing efforts thereby increasing direct competition. There can be no assurance that Renaissance will continue to be able to market its products successfully or compete effectively in the educational marketplace.

The loss of Renaissance’s key executives could disrupt its business.
      Renaissance’s success depends to a significant extent upon the continued active participation of certain key members of management. Renaissance does not have employment agreements with these individuals and has no current intention of entering into any such employment agreements. The loss of the services of key personnel could have a material adverse effect on Renaissance’s business, financial condition, and results of operations.

Renaissance’s success depends on its ability to attract and retain qualified personnel.
      Renaissance’s future success will depend, in part, upon its continuing ability to retain the employees, including senior management personnel, who have assisted in the development and marketing of its products and to attract and retain qualified additional employees trained in computer technology, sales, marketing, finance, and other disciplines to enhance its product offerings and broaden its operations. There can be no assurance that Renaissance will continue to be able to attract and retain such personnel. The failure to attract or retain the necessary personnel would have a material adverse effect on Renaissance’s business, financial condition, and results of operations.

Renaissance’s operating results fluctuate from quarter-to-quarter and are difficult to predict.
      Renaissance generally ships products as orders are received, and therefore, it has historically operated without a significant backlog of products. The quantity of product orders in any quarter can be affected by a variety of factors, including:

•	delays in the development and/or shipment of new products;

•	the closing of large contract sales, such as those to school districts;

•	the shipment of new products for which orders have been building for some period of time; and

•	seasonal variations due to, among other things, the budget and school year cycles of Renaissance’s school customers.
      In addition, Renaissance’s quarterly results can also be affected by:

•	charges related to acquisitions and divestitures, including related expenses, the write-off of in-process research and development, the amortization of intangible assets, asset impairments and similar items;

•	charges related to obsolete or impaired assets;

•	supply-chain issues such as manufacturing problems, delivery delays, or quality issues;

•	expenses related to product development and marketing initiatives; and

•	expenses for product support costs.
      Renaissance’s overall gross margins also fluctuate based upon the mix of product sales and service sales. Renaissance realizes higher margins on its software product sales than its scanners and service sales. Some of Renaissance’s service revenues tend to be seasonal due to customer preferences as to when services are delivered and due to the timing of Renaissance’s National School Renaissance Conference, resulting in seasonal variations in margins.

Renaissance’s share price may fluctuate dramatically, which could result in substantial losses to shareholders.
      Numerous factors, many of which are beyond Renaissance’s control, may cause the market price of its common stock to fluctuate significantly. These factors include announcements of technological innovations and/or new products by Renaissance and its competitors, earnings releases and earnings warnings by Renaissance and its competitors, expectations regarding government funding levels for education, market conditions in the industry, announcements by Renaissance of significant acquisitions and/or divestitures, and the general state of the securities markets. The market price of Renaissance’s common stock may decline significantly if it fails to meet the published earnings estimates of analysts and others. In addition, quarterly fluctuations of Renaissance’s results of operations as described above may cause a significant variation in the market price of its common stock.

If the protection of Renaissance’s intellectual property is inadequate, its competitors may gain access to its technology, which would seriously harm its business. Others may assert that Renaissance’s technology infringes their intellectual property rights, which would likewise harm Renaissance’s business.
      Renaissance regards certain of its technologies as proprietary and relies primarily on a combination of patent, copyright, trademark and trade secret laws and employee non-disclosure agreements to establish and protect its intellectual property rights. Renaissance also employs serialization techniques to prevent unauthorized installation of its products and content. There can be no assurance that the steps taken by Renaissance to protect its rights will be adequate to prevent or deter misappropriation. In addition, while Renaissance does not believe that its products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties, there can be no assurance that a third party will not make a contrary assertion. The cost of responding to such assertions can be material, regardless of whether an assertion is validated. The software publishing industry has traditionally experienced widespread unauthorized reproduction of products in violation of intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. There can be no assurance that Renaissance’s software products will not experience unauthorized reproduction, which would have a material adverse effect on its business, financial condition, and results of operations.

Renaissance’s business is susceptible to the effects of global events beyond its control.
      Delays and reductions in purchases of Renaissance’s products and services may occur as a result of war, acts of war and terrorism, and the related impacts, including: a reduction of funds available to its customers to purchase its products and services and disruptions in its ability to develop, produce and distribute products and services to its customers. These events would have a material adverse effect on Renaissance’s business, financial condition and results of operations.

A substantial percentage of Renaissance’s common stock is controlled by the co-founders of the company. As such, these principal shareholders have the ability to control Renaissance and significantly influence its business.
      As of December 31, 2004, Renaissance’s principal shareholders, Judith Paul and Terrance Paul, co-chairmen and co-founders of the company, beneficially owned approximately 75.1% of its outstanding common stock. As a result, these principal shareholders have the ability to control and direct Renaissance’s business and affairs.

Sales of a substantial number of shares of Renaissance common stock in the public market could depress the market price of Renaissance’s stock.
      Sales of a substantial number of shares of Renaissance’s common stock in the public market could adversely affect the market price of the common stock. As of December 31, 2004, approximately 23,183,393 million shares of Renaissance common stock were held by “affiliates” and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. In addition, Renaissance has filed registration statements under the Securities Act to register an aggregate of 6,000,000 shares of common stock reserved for issuance under its 1997 Stock Incentive Plan and an aggregate of 500,000 shares of common stock reserved for issuance under its 1998 Employee Stock Purchase Plan, which will, when issued in accordance with such plans, be eligible for immediate sale in the public market, subject to the Rule 144 resale limitations for affiliates. In

2003 and 2004, Renaissance did not offer its Employee Stock Purchase Plan to its employees and does not intend to offer it in 2005.

Renaissance recently began declaring and paying cash dividends, but is not obligated to continue to do so.
      Renaissance declared a special cash dividend of $2.15 per share on January 28, 2004 and also declared quarterly cash dividends of $.04 per share for each of the four quarters of 2004. Renaissance also declared a cash dividend of $.05 for the first and second quarters of 2005. Renaissance intends to continue to pay quarterly cash dividends, subject to capital availability and a determination that cash dividends continue to be in the best interests of the company and its shareholders. However, Renaissance’s dividend policy may be affected by, among other things, its views on potential future capital requirements, including those related to research and development, creation and expansion of sales distribution channels, acquisitions, legal risks, and stock repurchases. Renaissance’s dividend policy may change from time to time, and it cannot provide assurance that it will continue to declare dividends at all or in any particular amounts. A change in Renaissance’s dividend policy could have a negative effect on the market price of its common stock.

Renaissance has implemented certain antitakeover provisions that could make it more difficult for a third party to acquire it.
      Renaissance’s amended and restated articles of incorporation and amended and restated by-laws, along with Wisconsin statutory law, contain provisions that could discourage potential acquisition proposals and might delay or prevent a change in control of Renaissance. Such provisions could result in Renaissance being less attractive to a potential acquirer and could result in the shareholders receiving less for their common stock than otherwise might be available in the event of a takeover attempt.

Potential acquisitions could require significant management attention and prove difficult to integrate with Renaissance’s business, which could distract management, disrupt Renaissance’s business and adversely affect the company’s business, financial condition and results of operations.
      In order to strengthen Renaissance’s business, Renaissance continually evaluates strategic opportunities, including acquisitions. Acquisitions involve a number of difficulties and risks, including, among others, the failure to integrate personnel, technology, research and development, marketing and sales operations of the acquired company; the diversion of management time and resources and the resulting disruption to Renaissance’s ongoing business; the potential loss of the acquired company’s customers, as well as Renaissance’s own customers; and unanticipated costs and liabilities. If Renaissance fails to integrate an acquired company or business successfully, its business, financial condition, and results of operations could be adversely affected. Any integration process will require significant time and resources, and Renaissance may not be able to manage the process successfully. If customers of the acquired company, or Renaissance’s customers, are uncertain about Renaissance’s ability to operate on a combined basis with the acquired company, they could delay or cancel orders for products and services. Moreover, Renaissance may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of an acquisition transaction.

Potential divestitures could require significant management attention and cost, which could distract management, disrupt Renaissance’s business and adversely affect the company’s business, financial condition and results of operations.
      From time to time, Renaissance may, for any number of reasons, determine it is in its best interests and in the interests of its shareholders to dispose of a business or product line. Divestitures involve a number of difficulties and risks, including, among others, the diversion of management time and resources and the resulting disruption to Renaissance’s ongoing business, and unanticipated costs and liabilities. If Renaissance is unable to manage the divestiture process successfully or if Renaissance is incorrect in its assumptions regarding the costs associated with a disposition, Renaissance’s business, financial condition and results of operations could be adversely affected.
Risks Relating to AlphaSmart’s Business

If fewer teachers and administrators adopt educational technology solutions and embrace one-to-one computing than AlphaSmart expects, or if AlphaSmart’s current and future platforms do not obtain broad market acceptance for other reasons, AlphaSmart may be unable to sustain or increase its net revenue and its business and financial results could be adversely affected.
      AlphaSmart’s business depends on an increasing number of teachers and administrators adopting educational technology solutions and embracing the concept of one student to one computer, or one-to-one computing. There is the risk, however, that one-to-one computing may not produce the expected educational benefits or teachers and administrators may not recognize the benefits. As a result, fewer teachers and administrators may incorporate AlphaSmart’s platforms into their classrooms than AlphaSmart expects, which could result in AlphaSmart’s inability to increase or sustain its net revenue and materially adversely affect AlphaSmart’s business, financial condition and results of operations. Also, market acceptance of AlphaSmart’s platforms may be negatively influenced by a number of other factors, including:

•	A reluctance of teachers to adopt and use educational technology to supplement their customary teaching practices due to habit or the belief that the technology is too complicated or too difficult to adopt and manage; and

•	Resistance by parents based on the belief that children should not depend on technology as a substitute for the development of basic skills.
      Furthermore, the K-12 educational technology market in which AlphaSmart competes is characterized by new product introductions and, to a lesser extent, technological changes. These trends may reduce sales of AlphaSmart’s existing platforms. AlphaSmart’s success depends on its ability to respond to these trends by enhancing its existing platforms and developing and successfully introducing new platforms.

AlphaSmart’s sales are primarily to educational institutions. A decline of investment in, or loss or reduction of government funding for, educational technology could result in AlphaSmart being unable to sustain or increase its net revenue, which would negatively affect AlphaSmart’s business and financial results.
      Substantially all of AlphaSmart’s net revenue is derived from sales to educational institutions, individual teachers and their suppliers. AlphaSmart cannot assure you that educational institutions and/or individual teachers will continue to invest in technology-based platforms. Due to AlphaSmart’s dependence on educational institutions, the funding of which depends largely on government support, a substantial decrease in funding for educational technology would have a material adverse effect on AlphaSmart’s business, financial condition and results of operations. The sources of funding for AlphaSmart’s platforms depend heavily on local, state and federal political bodies and, as a result, education budgets may vary from year to year. In this regard, government funding provided under Title II, Part D of the Elementary and Secondary Education Act, also know as the Enhancing Education Through Technology Act of 2001, was reduced from $700 million to $500 million for the 2005 governmental fiscal year (October 2004 to September 2005). The funding under this act may be further reduced or even completely eliminated for the coming governmental fiscal year. This reduction, as well as other significant reductions in education funding, particularly in states like California and Texas in which AlphaSmart has many customers, would likely result in reduced technology spending and materially adversely affect AlphaSmart’s financial results. For instance, AlphaSmart believes that the challenging spending environment AlphaSmart faced throughout 2004 resulted in part from reduced educational technology budgets, which adversely affected AlphaSmart’s net revenue in 2004.

AlphaSmart must adapt to a recent trend among its customers toward the purchase of products based on integrated solutions that address specific educational needs.
      Partially as a result of recent government mandates, most notably the No Child Left Behind Act, school districts are much more focused on implementing technology solutions that address very specific student performance issues. As a result, particularly in the last 18 months, schools are making more technology purchase decisions based on their need for integrated solutions that can directly address student skill development and then provide data on the assessment of that development. Schools previously emphasized getting technology such as AlphaSmart’s into the classroom, rather than identifying technology solutions that can assess and address specific performance issues and needs. This trend has increased the importance of software applications to AlphaSmart’s platforms, which AlphaSmart believes are becoming an increasingly important component of its ability to access the K-12 classroom market. Accordingly, AlphaSmart will need to develop software solutions internally to complement its platforms or enter into additional agreements with third parties with respect to these software solutions. For instance, AlphaSmart believes that developing management software for its Dana by AlphaSmart platform is essential for the success of that platform. Although AlphaSmart believes it can develop and market these kinds of solutions, AlphaSmart believes this trend has been partially responsible for the challenging spending climate AlphaSmart encountered in the last 18 months.

Unless AlphaSmart maintains a strong brand identity, develops the Dana by AlphaSmart and Neo by AlphaSmart brands and protects its brands, AlphaSmart’s business may not grow and its financial results may suffer.
      AlphaSmart believes that building and enhancing the value of its brands is critical to attracting purchasers of its platforms. One of AlphaSmart’s strategies is to leverage the strength of the AlphaSmart brand. For example, in 2002 AlphaSmart introduced its Dana by AlphaSmart brand, in 2004 AlphaSmart introduced its Neo by AlphaSmart brand, and in the future AlphaSmart may introduce new brands. AlphaSmart’s success in developing brand awareness will depend on its ability to provide educational technology that meets the needs of students, teachers and administrators. AlphaSmart cannot assure you that it will be successful in promoting its existing or new brands. AlphaSmart will need to increase spending on brand-building strategies, which include advertising, promotional programs and sales force efforts. Net revenue from these activities may not be sufficient to offset associated costs.
      AlphaSmart seeks to protect its brands, trademarks and logos through a variety of strategies, including domestic and foreign trademark registrations. However, AlphaSmart may be unable to stop third parties from adopting similar names, trademarks and logos, especially in international markets where intellectual property rights may be less protected or more difficult to enforce. In addition, it is possible that the brands, logos and trademarks AlphaSmart uses may infringe on the rights of others or may be challenged as infringing, and AlphaSmart may have to devote time and money to defending such claims.

AlphaSmart’s platforms compete against PCs, which have greater functionality. If AlphaSmart’s customers and potential customers decide that the benefits of greater functionality outweigh the advantages of AlphaSmart’s platforms, AlphaSmart may suffer competitive losses and its business and financial results would suffer.
      AlphaSmart’s indirect competitors include sellers of desktop, laptop, tablet and notebook personal computers, or PCs, which typically have more functionality than AlphaSmart’s platforms. AlphaSmart also competes against providers of PC-based solutions referred to as mobile labs, which generally consist of carts containing thirty or fewer wirelessly networked laptops that can be wheeled from classroom to classroom. AlphaSmart believes that its business depends, in part, on teachers and administrators preferring the lower total cost of ownership, greater durability and targeted functionality associated with AlphaSmart’s platforms to the greater functionality of PCs. However, because of the greater functionality and memory that most PCs have compared to AlphaSmart’s platforms, the recent trend among AlphaSmart’s customers toward demand for integrated solutions may cause customers seeking such integrated solutions to choose PCs over AlphaSmart’s platforms. Furthermore, AlphaSmart expects the price of PCs to continue to decrease, and their durability may increase or PC makers may develop technology that allows teachers to target the functionality of PCs in a classroom environment. As a result of these factors, customers or prospective customers may choose to purchase PCs instead of AlphaSmart’s platforms. For instance, the success of AlphaSmart’s Dana platform, which is targeted at higher grade levels, has been adversely affected by competition from sellers of laptop computers.

AlphaSmart’s sales cycle can be long and unpredictable, and this can lead to fluctuating financial results.
      Most of AlphaSmart’s customers are public institutions, such as public school districts, that depend on public funding sources. Funding sources can be found at all levels of government through a wide variety of programs. Identifying the decision maker and a potential funding source is often time consuming. Larger orders, in particular, can take months or years to complete. Other variables also complicate the purchasing process, including the timing of disbursement of funds from funding sources and the person-to-person sales contact process. Sales may take much longer than anticipated, may fall outside the approved budget cycle and, therefore, may not occur due to the loss of funding. As a result of these factors, AlphaSmart’s sales cycle is unpredictable and typically lasts six to 18 months. This unpredictability could cause AlphaSmart’s net revenue and financial results to vary significantly from quarter to quarter. The recent trend towards schools demanding integrated technology solutions that can assess and address specific student performance issues has, AlphaSmart believes, lengthened the sales cycle.

AlphaSmart must manage risks associated with its reliance on third parties to develop software applications for its platforms.
      To augment AlphaSmart’s software development activities, AlphaSmart relies on third parties to help develop software applications for its platforms. For instance, AlphaSmart licenses technology included in its KeyWords SmartApplet from Renaissance, and Don Johnston, Incorporated developed the Co:Writer SmartApplet. To increase the attractiveness of its technology platforms, AlphaSmart intends to enter into additional third party relationships for the development of additional software applications for its platforms. AlphaSmart also outsources a portion of AlphaSmart’s internal software development function. Some of these third parties have limited operating histories and limited access to capital. Furthermore, AlphaSmart relies on these third parties to protect their intellectual property rights and to not infringe the rights of others. As a result, AlphaSmart has less control over software development and engineering processes, and associated intellectual property protection and infringement risks, than if AlphaSmart developed software internally. AlphaSmart relies on these third parties to deliver software or other technology that meet AlphaSmart’s specifications in a timely and cost-effective manner, and delays or cost overruns in software developments or intellectual property infringement claims could negatively affect customer relations and AlphaSmart’s competitive position.

The failure of government sponsored education initiatives to endorse, or be complementary to, AlphaSmart’s platforms could adversely affect AlphaSmart’s ability to access some education technology markets.
      Substantially all of AlphaSmart’s net revenue is derived from sales to educational institutions, individual educators and their suppliers, the funding of which depends largely on government support. A decrease in government sponsorship of education initiatives that endorse, or are complementary to, the principles and methodologies underlying and associated with AlphaSmart’s platforms, could result in a reduction of funding available to educational institutions to acquire AlphaSmart’s platforms. In the event of such reduction, AlphaSmart may be unable to increase or sustain its net revenue and its business, financial condition and results of operations would be adversely affected. For example, in 2003 the State of Michigan mandated that all seventh grade students have access to laptop computers. The state specifications for what constitutes a laptop computer include larger screen sizes and video and audio features that AlphaSmart’s platforms do not support. If other jurisdictions adopt similar policies, AlphaSmart’s ability to sell its platforms in these jurisdictions would be adversely affected.

Because AlphaSmart’s product offering is not diversified, a decrease in sales of its platforms may seriously harm its business.
      AlphaSmart’s three platforms, AlphaSmart 3000, Neo by AlphaSmart and Dana by AlphaSmart, are in a narrow category of products, namely computing devices for use in the K-12 classroom. AlphaSmart does not offer a diversified product line or services, as some of its competitors do. Consequently, if sales of AlphaSmart’s platforms decline precipitously, its business would be seriously harmed, and it may be difficult for it to recover because AlphaSmart does not have the breadth of products that would enable it to sustain its business while seeking to develop new types of products or services or other markets for its platforms. In addition, because AlphaSmart’s technical know-how and intellectual property have limited application, AlphaSmart may be unable to leverage AlphaSmart’s technical know-how and intellectual property to diversify AlphaSmart’s product line or develop other products or sources of revenue outside AlphaSmart’s current niche market.

The success of the Dana by AlphaSmart platform depends substantially on PalmSource, AlphaSmart’s license from PalmSource and the success of the Palm OS operating system. If the Palm OS operating system is unsuccessful or if AlphaSmart’s relationship with PalmSource terminates, AlphaSmart would have to design-in or license an alternative operating system, which could take a long period of time, and AlphaSmart’s net revenue, business and financial condition would be materially and adversely affected.
      AlphaSmart currently licenses the Palm OS operating system from PalmSource for use in AlphaSmart’s Dana by AlphaSmart platform. The use of, and interoperability with, the Palm OS operating system is an important part of the Dana by AlphaSmart platform. As a result, the success of AlphaSmart’s Dana by AlphaSmart platform substantially depends on AlphaSmart’s relationship with PalmSource and the success of PalmSource and the Palm OS. If the Palm OS business is unsuccessful, or if PalmSource encounters financial or other difficulties that affect its operations or the popularity of the Palm OS, the success of AlphaSmart’s Dana by AlphaSmart platform would be adversely affected. Also, unless extended by mutual agreement, AlphaSmart’s license agreement with PalmSource will terminate in December 2008.
      AlphaSmart’s license with PalmSource also provides that PalmSource may allow AlphaSmart to examine or modify the source code to the Palm OS software. If an entity that develops, manufactures, markets and/or distributes handheld or mobile computing devices or related operating systems software acquires more than 20% of AlphaSmart’s outstanding stock or directly merges with AlphaSmart, AlphaSmart would be required to return any PalmSource code that AlphaSmart may have and AlphaSmart’s right to examine or modify PalmSource’s code would terminate. If this license is terminated, or if PalmSource encounters financial or other difficulties that affect the Palm OS popularity, AlphaSmart may be required to license a substitute operating system, which could be less desirable, time consuming and more costly in terms of cash and other resources. Alternatively, AlphaSmart could develop AlphaSmart’s own operating system, but this would take considerable time, resources and expense, would likely divert AlphaSmart’s engineers’ attention from platform innovations and may not have the advantages of the Palm OS applications compatibility.

Shipments of platforms could be delayed and AlphaSmart’s business may be seriously harmed if AlphaSmart’s suppliers, particularly single source suppliers, do not satisfy AlphaSmart’s requirements and alternative sources are not available.
      AlphaSmart relies on its suppliers to deliver necessary components to its contract manufacturer in a timely manner based on AlphaSmart’s forecasts. AlphaSmart does not, and AlphaSmart’s contract manufacturer does not, carry a significant inventory of these components. At various times, some of AlphaSmart’s platforms’ key components, including display components and flash memory, have been in short supply. Delays in AlphaSmart’s supply chain would harm AlphaSmart’s ability to deliver AlphaSmart’s platforms on a timely basis. The cost, quality and availability of components are essential to the successful production and timely sale of AlphaSmart’s platforms. If AlphaSmart’s suppliers are unable to meet AlphaSmart’s demand for these components, AlphaSmart will be required to work around these shortages, which may have a material adverse effect on AlphaSmart’s manufacturing costs and

AlphaSmart’s business, financial condition and results of operations. Each of AlphaSmart’s platforms contains certain components, including the following, that have a single source supplier:

•	The display screens on AlphaSmart’s devices;

•	The wireless module kit in AlphaSmart’s Dana Wireless device;

•	Certain microprocessors in AlphaSmart’s devices; and

•	The USB chip in AlphaSmart’s Dana devices.
      If any supplier of these components were unable or unwilling to meet AlphaSmart’s needs, qualifying new suppliers would likely be time-consuming and cause production delays.
      In addition, although AlphaSmart is evaluating other manufactures, All Quality & Services, Inc. is currently the only manufacturer of their platforms. AlphaSmart does business with All Quality & Services essentially on a purchase order basis and does not have a long term contract with them. Should All Quality & Services ever become unable or unwilling to manufacture AlphaSmart’s platforms, it could take AlphaSmart between 8 to 10 weeks to obtain a new manufacturer and begin to resume shipments of their platforms.

AlphaSmart must maintain customer loyalty, or the net revenue it derives from repeat customers will decrease.
      In 2004, more than 80% of AlphaSmart’s net revenue came from districts to which AlphaSmart had previously sold units. If AlphaSmart’s current and repeat customers decide to purchase technology other than AlphaSmart’s, or if they decide to allocate funding away from educational technology, AlphaSmart’s net revenue would decline.

The loss of AlphaSmart’s senior management could have a material adverse effect on AlphaSmart’s business.
      AlphaSmart depends on the continued service of its senior management. AlphaSmart’s management team, Ketan D. Kothari, Manish D. Kothari and Joseph Barrus, has a substantial role in AlphaSmart’s product development, AlphaSmart’s reputation and contacts with customers and third party developers and AlphaSmart’s business culture. AlphaSmart does not have employment agreements with any of these persons, and AlphaSmart has no current intention of entering into any such employment agreements. The loss of services of any of these persons could harm AlphaSmart’s business.

AlphaSmart does not know whether additional financing will be available when needed, on favorable terms or at all.
      AlphaSmart believes that its cash and cash equivalents of $2.9 million as of March 31, 2005 will be sufficient to meet its operating and capital requirements through at least the next 12 months. However, it is possible that AlphaSmart may require additional financing within this period. In addition, even if AlphaSmart has sufficient funds to meet its anticipated cash needs in the next 12 months, AlphaSmart may need to raise additional funds beyond this time. AlphaSmart may be required to raise those funds through public or private financings, strategic relationships or other arrangements. AlphaSmart cannot assure that such funding, if needed, will be available on favorable terms, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. To the extent that AlphaSmart raises additional funds through strategic relationships, AlphaSmart may be required to relinquish some rights to technologies or products, or grant licenses on unfavorable terms. If AlphaSmart fails to raise capital when needed, AlphaSmart’s failure could have a negative impact on AlphaSmart’s profitability and AlphaSmart’s ability to pursue its business strategy.

If AlphaSmart’s customers delay purchases to evaluate new products and platforms it may introduce in the future, AlphaSmart’s financial results could be adversely affected.
      AlphaSmart intends to continue to introduce new products and platforms. In response to these introductions, AlphaSmart’s customers may delay purchases of AlphaSmart’s existing platforms and products, which could adversely affect AlphaSmart’s financial results. For example, AlphaSmart believes that the introduction of Neo in the second quarter of 2004 may have adversely affected net revenue during that period as a result of school districts delaying their purchasing decision to evaluate the Neo product.

Loss of the right to use the one-button-send feature included in the AlphaSmart 3000, Neo and Dana devices could adversely affect AlphaSmart’s business.
      AlphaSmart licenses from a third party the right to use the one button send feature in AlphaSmart’s AlphaSmart 3000, Neo and Dana devices. If AlphaSmart loses the right to use this technology, AlphaSmart would be required to either license alternative methods of delivering the functionality that is currently provided by the one button send feature or design around the patent. AlphaSmart could experience production delays while it attempts to secure suitable technology alternatives. Such delays could adversely affect its business. Also, if AlphaSmart is successful in obtaining technology alternatives, such technology may not be as effective as, and may be more costly than, the technology AlphaSmart currently uses.

AlphaSmart’s quarterly operating results are likely to fluctuate, which could cause it to miss expectations about these results and cause the trading price of AlphaSmart’s common stock to decline.
      AlphaSmart’s operating results are likely to fluctuate substantially from quarter to quarter for a variety of reasons, many of which are beyond its control. As a result, AlphaSmart believes that you should not rely on period-to-period comparisons of its financial results as an indication of its future performance. Factors that are likely to cause AlphaSmart’s quarterly net revenue and operating results to fluctuate include those disclosed in these risk factors and others such as:

•	AlphaSmart’s ability to introduce new or enhanced products and market acceptance of these products;

•	Changes in customer demand for AlphaSmart’s existing products, including changes relating to reductions in K-12 budgets for technology and the seasonality of K-12 spending;

•	Delays in placing purchase orders while evaluating new product offerings;

•	Extended lead time in placing purchase orders due to internal decision making processes at school districts;

•	AlphaSmart’s ability to maintain AlphaSmart’s licensing relationships with third party developers;

•	Increases in operating expenses needed to adapt to changing business requirements;

•	Changes in the pricing policies of or the introduction of new products or product enhancements by AlphaSmart or its competitors;

•	AlphaSmart’s product mix or geographic sales mix;

•	Operational disruptions, including a lack of availability of, or a significant cost increase, for AlphaSmart’s components and product delays;

•	Increases in product returns and reserves for doubtful accounts; and

•	Market conditions in the education market or the economy as a whole.
      If AlphaSmart’s quarterly net revenue or operating results fall below the expectations of market analysts or investors, its stock price could decline substantially. For instance, in the third quarter of 2004 AlphaSmart failed to meet analyst’s expectations for its financial results, and its stock price declined.

AlphaSmart’s quarterly results have fluctuated in the past due in part to school funding calendars, and these seasonal fluctuations make predicting its sequential quarterly results difficult.
      AlphaSmart’s sales are typically substantially higher in its second quarter, when districts use end of year funds, and in AlphaSmart’s third quarter, when districts use beginning of year funds. As a result of these fluctuations and other risks AlphaSmart has described in these risk factors, financial results for a quarter are not indicative of any subsequent quarter. This can make predicting AlphaSmart’s financial results difficult.

AlphaSmart’s platforms compete with other solutions. If AlphaSmart’s customers and potential customers choose these other solutions, AlphaSmart may suffer competitive losses and its financial results would suffer.
      In addition to competing with PC manufacturers, AlphaSmart also competes against sellers of other technology solutions, such as personal digital assistants, or PDAs, based on operating systems such as the Palm OS, Win CE or embedded Linux. Although PDAs generally have a smaller screen than AlphaSmart’s platforms and generally do not include integrated keyboards, they offer some of the same benefits to students, teachers and administrators as AlphaSmart’s platforms. For instance, PDAs generally have a lower initial cost and are more portable than PCs. As such, customers or prospective customers may choose to purchase PDAs instead of AlphaSmart’s platforms. Also, historical competitors have in the past attempted to replicate AlphaSmart’s technology and market it to the U.S. K-12 market. Although AlphaSmart believe these competitors currently have little or no market share, they have at times caused AlphaSmart to reduce prices in order to obtain customer sales. This type of competition could in the future cause AlphaSmart to lower prices in some markets, or any of such companies could emerge as more significant competitors. Furthermore, there are a number of significantly larger companies with which AlphaSmart does not currently compete that do not currently offer the same or similar technology solutions for the education market but that could, with limited barriers to entry, compete directly in the future.
      AlphaSmart expects its competitors, including providers of PCs, to continue to reduce their prices; to improve the performance of their current platforms; and to introduce new platforms, services and technologies. Successful new platform introductions or enhancements by AlphaSmart’s competitors could reduce the sales and market acceptance of AlphaSmart’s platforms, cause intense price competition or make AlphaSmart’s platforms obsolete. Many of AlphaSmart’s direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than AlphaSmart does. These competitors may be able to respond more rapidly than AlphaSmart can to changes in preferences or requirements in the educational technology market or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their platforms than AlphaSmart does. To be competitive, AlphaSmart must continue to invest resources in research and development, sales and marketing and customer support. AlphaSmart cannot be sure that it will have sufficient resources to make these investments or that it will be able to make the technological advances necessary to be competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. AlphaSmart’s failure to compete successfully against current or future competitors could seriously harm its business.

If AlphaSmart’s third party manufacturers are unable to perform, or if AlphaSmart does not provide its manufacturers with accurate demand forecasts, AlphaSmart could experience production delays or increased expenditures, which could adversely affect its net revenue or operating results.
      AlphaSmart relies on third party manufacturers for a substantial portion of the procurement, production and testing of AlphaSmart’s platforms. Although AlphaSmart believes it could find alternate manufacturers, if these manufacturers are unable to perform their functions, AlphaSmart could experience disruptions in its operations and delays in its shipments. Furthermore, AlphaSmart must provide these manufacturers with accurate rolling demand forecasts. If AlphaSmart’s actual requirements exceed its forecasts, these manufacturers may be unable to manufacture its products in a timely manner to meet customer demand. If AlphaSmart’s forecasts are more than its actual requirements, AlphaSmart could be required to reimburse its manufacturers for their component purchases on its behalf if they are unable to use those components in AlphaSmart’s products.

Dana by AlphaSmart, AlphaSmart’s platform based on the Palm OS operating system, is targeted in part at the higher education market, a market in which AlphaSmart has little experience. AlphaSmart’s lack of experience in the higher education market could adversely affect its ability to penetrate that market.
      Historically, almost all of AlphaSmart’s net revenue has come from the K-12 market. AlphaSmart has not yet been successful selling Dana by AlphaSmart to the higher education market in significant quantities. AlphaSmart believes that its Dana by AlphaSmart platform, which began shipping in October 2002, will be useful in the higher education market. However, AlphaSmart does not have the experience and customer contacts in the higher education market that it has in the K-12 market. As a result, AlphaSmart may be unable to market its Dana devices successfully to the higher education market or other markets in which they would otherwise be useful. Furthermore, AlphaSmart could incur costs related to its efforts to penetrate the higher education market that are not offset by related net revenue.

Failure to manage growth of its direct and indirect sales force effectively could increase costs that are not offset by increased net revenue, result in reduced net revenue and harm its operating results.
      AlphaSmart intends to expand its international presence, market and sell its Dana devices in selected markets, such as journalism and higher education, and continue to adapt its focus in the U.S. K-12 markets by focusing its sales efforts at the district level and by adapting to the recent trend toward customer demand for integrated solutions. These strategies require AlphaSmart to manage its direct and indirect sales force teams effectively. Internationally, almost all of AlphaSmart’s historical sales have been conducted through resellers. To increase its international presence, AlphaSmart must enter into reseller agreements in its existing international markets and in the additional markets it enters or it must hire and train direct international sales employees in these markets. In the U.S. K-12 markets, AlphaSmart intends to hire additional direct sales employees within the next year. In hiring these employees, AlphaSmart needs to select the proper markets in which to focus the new employees and assess the start-up costs associated with establishing a customer base and contacts in the selected markets. Furthermore, to be successful selling its platforms in the United States, AlphaSmart must continue to adapt its sales strategy to its customers’ focus on integrated solutions and also must focus its sales efforts at the district level, where more education technology purchase decisions are being made. Also, as AlphaSmart increases its installed base and introduces new products, it will need to manage the training and staffing of AlphaSmart’s customer care services. For instance, AlphaSmart recently opened a customer care center in Irving, Texas. If AlphaSmart does not manage these challenges effectively, AlphaSmart may be unable to capitalize on available opportunities or it may expend costs that are not justified by related net revenue.

The loss of key employees, or the inability to attract key employees, could limit AlphaSmart’s ability to develop new platforms and result in lost sales and diversion of management.
      AlphaSmart’s success depends in part on its ability to attract and retain qualified management, sales and marketing and engineering personnel. As AlphaSmart enters new markets, such as higher education, vertical markets and international markets, AlphaSmart will need to hire sales and other personnel with familiarity with these markets.

AlphaSmart may be unable to protect its intellectual property adequately or cost-effectively, which may cause it to lose market share or reduce its prices.
      AlphaSmart’s success depends to a significant degree on its ability to protect and preserve the proprietary aspects of AlphaSmart’s technology. However, AlphaSmart may be unable to prevent third parties from using its technology without its authorization. Although AlphaSmart has been issued patents in the United States and Europe, it does not currently rely on patents to protect its core intellectual property. To protect its intellectual property, AlphaSmart generally enters into confidentiality or license agreements with its employees, consultants and third party developers and controls access to and limits distribution of AlphaSmart’s proprietary technology. However, these measures afford only limited protection and may be inadequate. Enforcing these or other rights AlphaSmart has related to its technology could be costly, time-consuming and distracting. Others may develop non-infringing technologies that are similar or superior to AlphaSmart’s. If competitors are able to develop such technology, they may be able to market and sell products that compete with AlphaSmart’s, and this competition could adversely affect AlphaSmart’s business.

AlphaSmart’s future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.
      To date, AlphaSmart has generated substantially all of its net revenue from sales in the United States. In 2004, approximately 13% of AlphaSmart’s net revenue was generated from international sales. AlphaSmart intends to continue to expand its presence in such markets and enter additional international markets in the near future, and these expansion efforts will be subject to economic, political, regulatory, and other risks generally associated with international sales and operations. To the extent that AlphaSmart’s net revenue from international operations represents an increasing portion of its net revenue, AlphaSmart will be subject to increased exposure to international risks, including changes in a specific country’s or region’s political or economic conditions and difficulty in managing widespread sales and support operations.

Future changes in financial accounting standards or practices may cause adverse unexpected fluctuations and affect AlphaSmart’s reported results of operations.
      For example, recent changes requiring that AlphaSmart record compensation expense in the statement of operations for employee stock options using the fair value method or changes in existing taxation rules related to stock options could have a significant negative effect on its reported results.

AlphaSmart’s business could be harmed by lawsuits that have been filed, or may in the future be filed, against PalmSource involving the Palm OS operating system.
      Suits against PalmSource involving the Palm OS operating system, which AlphaSmart licenses from PalmSource, could adversely affect AlphaSmart. A disruption in PalmSource’s business because of these suits could disrupt AlphaSmart’s operations and result in higher costs. PalmSource is or has been a defendant in several patent infringement lawsuits involving the Palm OS operating system. Although AlphaSmart has not been a party to these cases, AlphaSmart could be adversely affected by a determination adverse to PalmSource as a result of market uncertainty or platform changes that could arise from such a determination.

AlphaSmart could become subject to litigation regarding intellectual property, which could divert management attention, be costly to defend and prevent it from using or selling the challenged technology.
      In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. This litigation is particularly prevalent in the technology industry. In addition, in recent years, there has been an increase in the filing of suits alleging infringement of intellectual property rights, which pressure defendants into entering settlement arrangements quickly to dispose of such suits, regardless of their merits. Other companies or individuals may pursue litigation against AlphaSmart with respect to intellectual property-based claims, including any such claims related to use of AlphaSmart’s existing brands, trademarks and logos. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to AlphaSmart’s platforms that could arise in the future, AlphaSmart could be required to obtain licenses to the infringing technology; begin using other brands, trademarks and logos; pay substantial damages under applicable law; cease the manufacture, use and sale of platforms found to be infringing; or expend significant resources to develop non-infringing technology. AlphaSmart’s insurance may not cover potential claims or may not be adequate to indemnify it for damages it incurs. Also, litigation frequently involves substantial expenditures and can require significant management attention, even if AlphaSmart ultimately prevails.

Being a public company has increased AlphaSmart’s administrative costs and could make it more difficult to attract and retain key personnel.
      AlphaSmart became a public company in February 2004. As a public company, AlphaSmart is incurring significant legal, accounting and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, The Nasdaq Stock Market revised its requirements for companies that are Nasdaq-listed. These new rules and regulations have increased AlphaSmart’s legal and financial compliance costs and made some activities more time consuming and/or costly. For example, partially in connection with becoming a public company AlphaSmart has added additional independent directors, created several board committees, implemented additional internal controls and disclosure controls and procedures, retained a transfer agent, a bank note company, and a financial printer, adopted an insider trading policy and has all of the internal and external costs of preparing and distributing periodic public reports in compliance with AlphaSmart’s obligations under the securities laws. These new rules and regulations could also make it more difficult to attract and retain qualified members of AlphaSmart’s board of directors, particularly to serve on AlphaSmart’s audit committee, and qualified executive officers.

Any errors or defects contained in AlphaSmart’s platforms, or failure to comply with applicable safety standards, could result in delayed shipments or rejection or recall of AlphaSmart’s platforms, damage to AlphaSmart’s reputation and exposure to regulatory or other legal action.
      AlphaSmart has experienced, and in the future may experience, delays in releasing some of its platforms, and recalls of existing platforms, due to defects or errors in its platforms. For instance, in May 2003 AlphaSmart issued a recall on approximately 9,000 Dana devices as a result of a defect in the display screens that in some cases resulted in the backlight to the screen malfunctioning. Although the recall is complete, AlphaSmart cannot assure you that AlphaSmart’s platforms in the future will not contain other errors or defects that are discovered after commercial shipments have begun. Children could sustain injuries from AlphaSmart’s platforms, and AlphaSmart may be subject to claims or lawsuits resulting from such injuries. Any such injuries or recalls could result in the rejection of AlphaSmart’s platforms by AlphaSmart’s customers, damage to AlphaSmart’s reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm AlphaSmart’s business.
ALPHASMART SPECIAL MEETING
General
      This proxy statement/ prospectus and related form of proxy are first being mailed by AlphaSmart to holders of AlphaSmart common stock on or about May 27, 2005 in connection with the solicitation of proxies by the AlphaSmart board of directors for use at the special meeting to be held on June 27, beginning at 8:00 a.m. local time, at AlphaSmart’s corporate headquarters at 973 University Avenue, Los Gatos, California 95032, and at any adjournments or postponements of the meeting.
Matters to be Considered
      The purpose of the special meeting is to consider and vote on a proposal to adopt the merger agreement, dated as of January 24, 2005 and amended as of April 20, 2005, by and among Renaissance Learning, Inc., AlphaSmart, Inc., RLI Acquisition Corp., Inc., a wholly owned subsidiary of Renaissance

(“Merger Sub”), and RLI Acquisition Sub, LLC, a wholly owned subsidiary of Renaissance (the “LLC”), and to approve the transactions contemplated thereby. The agreement provides, in the step one merger, for the combination of AlphaSmart and Merger Sub into a single corporation through the merger of Merger Sub with and into AlphaSmart, and, in the step two merger, for the subsequent merger of AlphaSmart, as the surviving corporation in the step one merger, with and into the LLC, with the LLC being the ultimate surviving entity of the mergers as a wholly owned subsidiary of Renaissance.
      AlphaSmart stockholders must approve this proposal for the mergers to occur. If the stockholders fail to approve this proposal, the mergers will not occur.
Proxies
      Even if you are currently planning to attend AlphaSmart’s special meeting, we urge you to submit a properly executed proxy, by filling out, signing and sending back the accompanying proxy card. You may revoke your proxy at any time before it is exercised by:

•	submitting a written notice of revocation to AlphaSmart’s corporate controller;

•	submitting a properly executed proxy on a later date; or

•	voting in person at the special meeting, but simply attending the special meeting without voting will not revoke an earlier proxy.
      Written notices of revocation and other communications with respect to the solicitation or revocation of proxies should be addressed to:
AlphaSmart, Inc.
973 University Avenue
Los Gatos, California 95032
Attention: Lisa Maldonado
Accounting Manager
      If your shares are held in “street name,” you should follow the instructions of your broker regarding revocation of proxies.
Solicitation of Proxies
      AlphaSmart will bear the entire cost of soliciting proxies and printing and mailing this document and related materials, except that (i) AlphaSmart and Renaissance will each pay for their own fees and expenses associated with preparing this document and related materials, and (ii) Renaissance will pay the SEC filing fees related to the registration statement of which this document is a part.
      In addition to solicitation by mail, the directors, officers and employees of AlphaSmart may, without additional compensation, solicit proxies from AlphaSmart stockholders by telephone, facsimile, or other electronic means or in person. AlphaSmart will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to the beneficial owners of AlphaSmart common stock held of record by these persons. AlphaSmart will reimburse these custodians, nominees and fiduciaries for their reasonable expenses in connection with the solicitation of proxies.
Record Date and Quorum
      AlphaSmart’s board of directors has fixed the close of business on April 29, 2005 as the record date for determining the AlphaSmart stockholders entitled to receive notice of and vote at the special meeting. At that time, there were 14,907,459 shares of AlphaSmart common stock outstanding.
      The presence, in person or by properly executed proxy, of the holders of a majority of the voting power of the shares of AlphaSmart common stock outstanding on the record date is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present. There must be a quorum in order for the vote on the proposal to occur.

Voting Rights and Vote Required
      Shares representing a majority of the shares of AlphaSmart common stock outstanding on the record date must vote “FOR” the proposal in order for it to be adopted by AlphaSmart. You are entitled to one vote for each share of AlphaSmart common stock you held on the record date.
      Because the proposal to adopt the merger agreement and to approve the transactions contemplated thereby requires the affirmative vote of a majority of the shares of AlphaSmart common stock outstanding on the record date, the failure to vote in person or by proxy and abstentions will have the same effect as voting against the proposal. Therefore, AlphaSmart’s board of directors urges you to submit your proxy by mail. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WANT TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND TO APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY.
Share Ownership of Management and Certain Beneficial Stockholders
      AlphaSmart stockholders who collectively own approximately 60% of AlphaSmart’s common stock, including AlphaSmart’s three founders, have granted Renaissance a proxy to vote their shares “FOR” the proposal to adopt the merger agreement and to approve the transactions contemplated thereby. However, if the merger agreement terminates in accordance with its terms, these voting agreements will also terminate. See “Stockholders Voting Agreements” beginning on page 90.
Recommendation of AlphaSmart’s Board of Directors
      AlphaSmart’s board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby. The board believes that the merger agreement and the transactions contemplated thereby are in the best interests of AlphaSmart and its stockholders and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and to approve the transactions contemplated thereby.
      See “The Merger Agreement — Recommendation of AlphaSmart’s Board of Directors” beginning on page 54 for a more detailed discussion of AlphaSmart’s board of directors’ recommendation.
DELISTING AND DEREGISTRATION OF ALPHASMART COMMON STOCK
      If the mergers are completed, AlphaSmart common stock will be delisted from the Nasdaq National Market System and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
QUOTATION ON THE NASDAQ NATIONAL MARKET SYSTEM
      The merger agreement provides that Renaissance will use all reasonable efforts to cause the shares of Renaissance common stock to be issued in the mergers to be approved for trading on the Nasdaq National Market System.
THE MERGER AGREEMENT
      This section contains material information pertaining to the merger agreement. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is incorporated by reference and attached as Appendix A to this document. WE URGE YOU TO READ CAREFULLY THE FULL TEXT OF THE MERGER AGREEMENT. The stockholders voting agreements are described in the section “Stockholders Voting Agreements” beginning on page 90.

Structure
      Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the step one merger, Merger Sub, a wholly owned subsidiary of Renaissance, will merge with and into AlphaSmart. AlphaSmart will be the surviving corporation in the step one merger. In accordance with Delaware law and subject to the terms and conditions of the merger agreement, immediately thereafter in the step two merger, the surviving corporation will merge with and into the LLC, a wholly owned subsidiary of Renaissance that is a limited liability company. The LLC will be the surviving entity and will continue its limited liability company existence under the laws of Delaware under the name “AlphaSmart, LLC.” When the mergers are completed, the separate corporate existence of AlphaSmart will terminate.
Background of the Mergers
      Both Renaissance and AlphaSmart continually evaluate strategic opportunities as part of their evaluation of changes in the industry in which they operate and review opportunities to strengthen their respective businesses. In addition, because Renaissance and AlphaSmart have operated in the same space serving educators and school districts for a number of years, management of both companies have come to know each other through attendance at industry trade shows and conferences.
      In March 2000, AlphaSmart entered into a license agreement with Renaissance to license Renaissance’s KeyWords software product for use in AlphaSmart’s portable computing devices.
      In early 2002, Ketan Kothari, co-founder, principal stockholder and chief executive officer of AlphaSmart, contacted John Hickey, president and chief executive officer of Renaissance, about the possibility of a strategic relationship between the two companies. Subsequently, in April 2002, Mr. Hickey, Steven Schmidt, then chief financial officer of Renaissance, and Christine Mouw, manager of corporate development of Renaissance, met with Mr. Ketan Kothari, Mr. Manish Kothari, co-founder, principal stockholder and president of AlphaSmart, Joseph Barrus, third co-founder, principal stockholder and chief technology officer of AlphaSmart and James Walker, AlphaSmart’s chief financial officer at AlphaSmart’s corporate headquarters in Los Gatos, California. The discussion at this meeting centered around a possible distribution agreement between the parties and a potential investment by Renaissance in AlphaSmart. After the meeting and subsequent consideration, the parties determined not to pursue either the distribution agreement or the investment.
      In early summer 2004, an AlphaSmart representative contacted Renaissance to discuss modifications AlphaSmart wished to make to the KeyWords software product it had been licensing from Renaissance. During the course of the conversation, the AlphaSmart representative described AlphaSmart’s Neo, a newly developed AlphaSmart product. Mark Swanson, chief technology officer of Renaissance, contacted AlphaSmart to learn more about Neo, and on July 1, 2004 Mr. Swanson met with Mr. Ketan Kothari and was provided with a demonstration of Neo. As a result of this meeting, on July 16, 2004, the two companies entered into a mutual non-disclosure agreement to permit discussion of additional technical information and business opportunities. Between July 2004 and September 2004, members of management of Renaissance and AlphaSmart exchanged information about their respective businesses.
      As Renaissance senior management learned more about AlphaSmart’s business, management became increasingly interested in working with AlphaSmart as part of Renaissance’s overall business strategy. Both companies expressed belief that coupling AlphaSmart’s portable computing devices with Renaissance’s writing suite of products could create a compelling education solution. Renaissance management also believed that there was potential to run other Renaissance applications using AlphaSmart products. As a result, Renaissance again became interested in the possibility of entering into a distribution agreement with AlphaSmart, as well as possibly making an investment in AlphaSmart. On October 5, 2004, Messrs. Kothari met with Mr. Hickey and Mr. Swanson at Renaissance’s offices in Madison, Wisconsin to discuss the possibility of building a strategic relationship, including valuation of a potential investment in AlphaSmart.

      On October 20, 2004, Renaissance’s board of directors held its regular quarterly meeting. At this meeting, Mr. Hickey presented a summary of a number of strategic opportunities management was considering as a means to grow Renaissance, including the possibility of building a strategic relationship with AlphaSmart.
      On October 22, 2004, Mr. Hickey, Mr. Swanson, Mr. Schmidt, Messrs. Kothari and Mr. Barrus met at Renaissance’s corporate headquarters in Wisconsin Rapids, Wisconsin to discuss their respective businesses.
      In the weeks that followed these meetings, Renaissance senior management was of the view that a significant investment in AlphaSmart might better meet its objectives than only a distribution arrangement. As a result, Renaissance management turned its attention to a possible investment in AlphaSmart. Renaissance initially was interested in acquiring a minority ownership interest in AlphaSmart, with the potential to acquire a majority interest over time. Mr. Hickey, Mr. Schmidt and AlphaSmart’s co-founders discussed this possibility in early November 2004. Discussions between the parties regarding the terms of any such potential investment, including valuation of any such investment, continued through early December 2004, primarily among members of Renaissance management and Mr. Walker. During the discussions, the initial concept of acquiring a minority interest in AlphaSmart developed into discussions regarding the possible acquisition of a majority position in AlphaSmart. During this time, Messrs. Ketan Kothari and Walker updated members of the AlphaSmart board of directors regarding the status of discussions with Renaissance.
      On December 15, 2004, Mr. Hickey presented Mr. Ketan Kothari and the other principal stockholders of AlphaSmart with a non-binding preliminary indication of its interest in acquiring a majority ownership interest in AlphaSmart. On December 16, 2004, the AlphaSmart board of directors discussed the Renaissance indication of interest and various strategic alternatives, including continuing to operate as an independent company. Representatives of Wilson Sonsini Goodrich & Rosati PC, legal counsel to AlphaSmart, led a discussion of the potential strategic transaction with Renaissance by presenting an overview of the board of directors’ fiduciary duties when considering the proposed transaction. Following the discussion, the board of directors directed AlphaSmart management to convey that AlphaSmart was not interested in pursuing a majority interest transaction but was interested in discussing further a possible business combination with Renaissance. As a result, Mr. Ketan Kothari spoke with Mr. Hickey by telephone and conveyed the AlphaSmart board’s determination and the interest in discussing a potential business combination. Mr. Hickey relayed this message to Renaissance senior management and following internal discussion on December 17, 2004, Mr. Hickey presented AlphaSmart with a non-binding preliminary indication of interest in acquiring AlphaSmart. Mr. Ketan Kothari called Mr. Hickey after receipt of the business combination proposal to arrange for meetings to further discuss the proposed business combination.
      On December 20, 2004, the AlphaSmart board of directors convened a meeting. Representatives of Wilson Sonsini Goodrich & Rosati also participated in this meeting. Mr. Ketan Kothari updated the board of directors on recent conversations with management of Renaissance and the due diligence process. Following a discussion of a potential business combination with AlphaSmart, the AlphaSmart board of directors authorized management to proceed with negotiations regarding a business combination and to conduct further due diligence on Renaissance. The AlphaSmart board of directors also authorized management to begin discussions with Jefferies  & Company, Inc. to render a fairness opinion regarding the fairness, from a financial point of view, of the consideration to be received in the potential business combination with Renaissance. On December 21, 2004, Godfrey & Kahn, S.C., legal counsel to Renaissance, delivered proposed exclusivity and confidentiality agreements to AlphaSmart and its legal counsel.
      On December 21 and 22, 2004, Mr. Hickey, Mr. Schmidt and Mr. Swanson met with Mr. Ketan Kothari, Mr. Barrus, Mr. Walker and other AlphaSmart executive management team members at AlphaSmart’s corporate headquarters, where preliminary due diligence was performed.

      Confidentiality agreements specific to a potential business combination transaction were signed by both companies on December 28, 2004. The related exclusivity agreement was never executed.
      Between December 28, 2004 and January 23, 2005, the companies continued to conduct legal, financial and technical due diligence. During this period, negotiations regarding the terms of a possible business combination transaction continued between management of both companies and their respective legal counsel. The negotiations centered around valuation, terms of a definitive agreement, and structure of a potential business combination. On or about January 7, 2005, Mr. Hickey and Mr. Ketan Kothari agreed to accelerate the due diligence process and the drafting of definitive agreements.
      On January 7, 2005 AlphaSmart entered into an engagement letter with Jefferies pursuant to which Jefferies agreed to, upon AlphaSmart’s request, render an opinion as to the fairness, from a financial point of view, of the consideration to be received by AlphaSmart stockholders in the business combination.
      On January 10, 2005, the AlphaSmart board of directors convened a meeting at which Mr. Walker and representatives of Jefferies and Wilson Sonsini Goodrich & Rosati were also present. Mr. Ketan Kothari updated the board as to the status of the proposed transaction with Renaissance. Jefferies discussed the status of its diligence in connection with its financial analysis of the consideration proposed to be paid in the proposed transaction. The board of directors discussed potential strategic alternatives. After this discussion, the board of directors authorized management to continue negotiating the terms of the proposed business combination with Renaissance.
      On January 11, 2005, Godfrey & Kahn delivered a draft of the merger agreement for the proposed business combination to Wilson Sonsini Goodrich & Rosati. Drafts of ancillary agreements were delivered the next day.
      On January 12 and 13, 2005, AlphaSmart’s three co-founders met with Mr. Hickey and other members of Renaissance senior management at Renaissance’s corporate headquarters to continue discussions regarding the proposed business combination and to conduct further due diligence. At this time, representatives of Jefferies and Wilson Sonsini Goodrich & Rosati also met with Renaissance senior management to continue business, financial and legal due diligence review.
      On January 14, 2005, Renaissance’s board of directors held a special telephonic meeting to discuss the potential business combination with AlphaSmart, the proposed valuation of AlphaSmart and other aspects of the proposed transaction. The board was presented with a summary of the proposed terms of the transaction, information concerning AlphaSmart and the benefits to Renaissance of a possible business combination with AlphaSmart, information concerning the board’s fiduciary duties in evaluating a possible business combination with AlphaSmart, and other related material. A representative of Godfrey & Kahn also participated in the meeting.
      On January 14, 2005, the AlphaSmart board of directors convened a meeting. Mr. Walker and representatives of Wilson Sonsini Goodrich & Rosati and Jefferies also participated at this meeting. A representative of Jefferies discussed the status of its diligence regarding its financial analysis of the consideration in the proposed transaction. The board of directors then discussed the transaction and other alternatives available to AlphaSmart. A representative of Wilson Sonsini Goodrich & Rosati then led a discussion of the terms of the definitive merger agreement proposed by Renaissance. The board of directors directed AlphaSmart’s management to continue negotiating the terms of the business combination with Renaissance.
      Negotiations regarding the terms of the proposed merger agreement and ancillary agreements continued between the parties’ respective legal counsel through January 20, 2004.
      On January 21, 2005, Renaissance’s board of directors unanimously approved the definitive merger agreement and ancillary agreements, and the transactions contemplated thereby.
      The evening of January 24, 2005, the AlphaSmart board of directors convened a meeting to consider the definitive agreements. Members of AlphaSmart management reviewed the proposed business combination with the AlphaSmart board of directors, including the strategic reasons for the business combination, the principal terms of the business combination, a summary of Renaissance’s financial condition and business operations and the results of AlphaSmart’s due diligence. A representative of Wilson Sonsini Goodrich & Rosati led the board in a discussion of their legal obligations and fiduciary duties with respect to consideration of the business combination and a review of the terms of the proposed definitive merger and related agreements, which had been previously distributed to the board of directors. Representatives of Jefferies presented the AlphaSmart board of directors with a summary of its financial analyses related to the consideration to be received in the proposed business combination and answered the board of directors’ questions about such financial analyses, including the factors used by Jefferies in making such analyses. Jefferies then delivered its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be received by holders of AlphaSmart common stock pursuant to the merger agreement, was fair, from a financial point of view, to the stockholders of AlphaSmart. Upon completing its deliberations at its meeting on January 24, 2005, the AlphaSmart board of directors unanimously approved the merger agreement and related agreements and the transactions contemplated by those agreements, declared them advisable, fair to and in the best interests of the company and its stockholders and resolved to recommend that the stockholders of AlphaSmart adopt the merger agreement and the transactions contemplated thereby.
      On January 24, 2005, after the AlphaSmart board meeting, the definitive merger agreement was executed by representatives of both Renaissance and AlphaSmart. Also on January 24, 2005, the three co-founders of AlphaSmart, as well as entities affiliated with Summit Partners, LLC, entered into voting agreements with Renaissance, and the three co-founders entered into employment agreements and non-compete agreements with the LLC, which become effective upon completion of the mergers. For a discussion of these agreements, see the sections entitled “Stockholders Voting Agreements” beginning on page 90 of this proxy statement/ prospectus, and “The Merger Agreement — Interests of Certain Persons in the Mergers” beginning on page 84 of this proxy statement/ prospectus.
      On January 25, 2005, Renaissance and AlphaSmart each issued a press release announcing the proposed business combination, and Renaissance held a conference call with analysts, which was open to the general public, to discuss the business combination.
AlphaSmart’s Reasons for the Mergers
      AlphaSmart’s board of directors has unanimously approved the merger agreement and has determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of AlphaSmart and its stockholders and that the mergers are advisable. In reaching its decision, the AlphaSmart board of directors identified several reasons for, and potential benefits to AlphaSmart stockholders of, the mergers. AlphaSmart believes there are a number of potential benefits to the proposed mergers, including, among others:

•	Given the complementary nature of the technology and products of AlphaSmart and Renaissance and a trend toward customers demanding integrated solutions, the integration of the companies’ product lines may enable the combined company to meet needs for personal learning solutions for the kindergarten through 12th grade (K-12) classroom more effectively and efficiently and with great scale and presence;

•	Combined resources may allow the combined company to compete more effectively by providing complete and effective technology solutions to the K-12 market, both in the U.S. and internationally;

•	Renaissance’s extensive sales force and operational excellence may prove valuable as the companies combine their skill sets;

•	The combined experience, financial resources, number of employees, and breadth of product offering may allow the combined company to respond more quickly and effectively to technological change, competition and market demands; and

•	The cost savings synergies that may be achieved from savings of costs associated with being a public company and other operating efficiencies.
Recommendation of AlphaSmart’s Board of Directors
      At a meeting held on January 24, 2005, the AlphaSmart board of directors unanimously:

•	determined that the mergers are advisable, fair to and in the best interests of AlphaSmart and its stockholders;

•	approved the merger agreement;

•	directed that the merger agreement and the transactions contemplated thereby be submitted for consideration by AlphaSmart stockholders at an AlphaSmart special meeting; and

•	resolved to recommend to the AlphaSmart stockholders adopt the merger agreement and the transactions contemplated thereby.
      In reaching its decision to approve the merger agreement and proceed with the business combination with Renaissance, the AlphaSmart board of directors consulted with AlphaSmart management and AlphaSmart’s legal counsel regarding the strategic, operational and financial aspects of the mergers and discussed with Jefferies its financial analysis prepared in connection with its fairness opinion. In the course of reaching its decision to approve the merger agreement, the factors the board considered included, but were not limited to, the following:

•	the strategic reasons for the merger described in “— AlphaSmart’s Reasons for the Mergers” beginning on page 53 of this proxy statement/ prospectus;

•	the fairness opinion of Jefferies regarding the consideration to be received in the transaction and the financial analysis presented to the AlphaSmart board of directors in connection with rendering such fairness opinion;

•	reports from AlphaSmart’s management and legal counsel as to the results of their respective due diligence investigation of Renaissance;

•	historical information concerning AlphaSmart’s and Renaissance’s respective businesses, prospects, financial performance and condition, operations, management and competitive position, including the results of operations for each company and their historical record of achieving annual targets and forecasts;

•	the terms of the merger agreement, including the structure and overall valuation of the transaction and the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	the fact that the cash election component of the transaction consideration would provide liquidity to stockholders which might be unable to rapidly sell all or a significant portion of their shares in the open market;

•	the potential for third parties to enter into strategic relationships with or to acquire AlphaSmart;

•	AlphaSmart’s management’s view of the prospects for AlphaSmart as an independent company;

•	the fact that the proposed combination was structured such that AlphaSmart stockholders would not be immediately taxed on the stock portion of the merger consideration;

•	the fact that the merger agreement provides that, prior to stockholder approval of the merger agreement, AlphaSmart can negotiate with third parties under certain circumstances and terminate the merger agreement in the event of a superior competing transaction;

•	impact of the mergers on AlphaSmart’s customers, strategic partners and employees; and

•	the compatibility of management and businesses of AlphaSmart and Renaissance.

      In its deliberations concerning the proposed mergers, the AlphaSmart board of directors also considered the potential adverse impact of other factors, including:

•	the ongoing risks the combined company would face in the industry, taking into account the challenging school spending environment and its effect on AlphaSmart’s business on a stand-alone basis;

•	current financial market conditions and historical market price, volatility and trading information with respect to AlphaSmart’s common stock;

•	the fact that to the extent that the stockholders of AlphaSmart elect cash consideration (or are otherwise allocated cash in accordance with the merger agreement), they will not participate in any future growth potential of the combined company;

•	the risk that, despite the efforts of the combined company, key management, marketing, technical, administrative and other personnel might not remain employed by the combined company;

•	the possible effects of the provisions in the merger agreement regarding termination fees;

•	the fact that Renaissance has two related, significant stockholders who will be able to exercise significant influence over the operations of the combined company;

•	the fact that Renaissance has historically had limited trading volume, in large part as a result of its two related, significant stockholders;

•	the risk that the mergers might not be consummated and the effect of the public announcement of the mergers on AlphaSmart’s sales, operating results and stock price and ability to attract and retain key management, sales and marketing and technical personnel; and

•	the other applicable risks described in this proxy statement/ prospectus under “Risk Factors” beginning on page 27.

      After due consideration, the AlphaSmart board of directors concluded that the potential benefits of the mergers with Renaissance to AlphaSmart stockholders outweighed the risks associated with the mergers. The above discussion of the material factors considered by the AlphaSmart board of directors is not intended to be exhaustive, but does set forth principal factors considered by the AlphaSmart board. The AlphaSmart board of directors reached the unanimous decision to approve the merger agreement in light of the various factors described above and the other factors that each member of the board felt were appropriate. In view of the variety of factors considered by the AlphaSmart board, the board did not find it constructive to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in reaching its decision. Rather, AlphaSmart’s board of directors considered the totality of the information presented to it and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.
Fairness Opinion of Jefferies & Company, Inc.
      AlphaSmart engaged Jefferies & Company, Inc. to render a fairness opinion to the AlphaSmart board of directors as to the fairness, from a financial point of view, to AlphaSmart stockholders of the merger consideration to be received by AlphaSmart stockholders pursuant to the merger agreement. On January 24, 2005, Jefferies rendered to the AlphaSmart board of directors its oral opinion, subsequently confirmed by the delivery of a written opinion dated January 24, 2005, that as of that date, and based upon and subject to the various considerations and assumptions set forth in the written opinion, the consideration to be received by AlphaSmart stockholders pursuant to the merger agreement was fair, from a financial point of view, to the stockholders of AlphaSmart.
      The full text of the Jefferies opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies in rendering its opinion, is attached to this proxy statement/ prospectus as Appendix C and is incorporated herein by reference in its entirety. AlphaSmart and its board of directors urge its stockholders to read the Jefferies opinion carefully and in its entirety. The summary of the Jefferies opinion in this proxy statement/ prospectus is qualified in its entirety by reference to the full text of the Jefferies opinion.
      The Jefferies opinion is addressed to the AlphaSmart board of directors and addresses only the fairness, from a financial point of view and as of the date of the Jefferies opinion, of the merger consideration to be received by AlphaSmart stockholders and does not address any other aspect of the mergers. The Jefferies opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relevant to the merger agreement, does not address the election that AlphaSmart stockholders may make with respect to merger consideration or the limits or procedures relating thereto, and does not constitute a recommendation as to how any stockholder should elect.
      In connection with its opinion, Jefferies, among other things:

•	reviewed the merger agreement, including all schedules and exhibits thereto;

•	reviewed AlphaSmart’s and Renaissance’s operations and prospects, including AlphaSmart’s historical record of achieving its annual targets and forecasts;

•	reviewed certain financial and other information about AlphaSmart and Renaissance that was publicly available;

•	reviewed information furnished by AlphaSmart’s and Renaissance’s management, including certain internal financial analyses, budgets, reports and other information;

•	held discussions with various members of senior management of AlphaSmart and Renaissance concerning historical and current operations, financial conditions and prospects, including recent financial performance;

•	reviewed certain financial forecasts prepared by Wall Street research analysts who report on AlphaSmart or Renaissance;

•	reviewed the share trading price history of AlphaSmart and Renaissance for a period deemed appropriate, both on a stand-alone basis and relative to companies Jefferies deemed comparable to AlphaSmart and Renaissance;

•	reviewed the valuation of AlphaSmart implied by the merger consideration;

•	reviewed the valuations of publicly traded companies which Jefferies deemed comparable to AlphaSmart;

•	reviewed the financial terms of selected merger and acquisition transactions involving companies in lines of business Jefferies deemed comparable to the business of AlphaSmart;

•	reviewed the premiums paid in selected merger/acquisition transactions; and

•	prepared a discounted cash flow analysis of AlphaSmart on a stand-alone basis.
      In addition, Jefferies conducted such other quantitative reviews, analyses and inquiries relating to AlphaSmart as Jefferies considered appropriate in rendering its opinion.
      In rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to Jefferies by AlphaSmart or Renaissance, that was publicly available or that was otherwise reviewed by Jefferies. Jefferies’ opinion is expressly conditioned upon such information being complete, accurate and fair in all respects material to Jefferies’ analysis. With respect to the financial projections and financial models provided to and examined by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Each of AlphaSmart and Renaissance informed Jefferies, however, and Jefferies assumed, that such projections and models were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of AlphaSmart and Renaissance as to the future performance of AlphaSmart and Renaissance, respectively. Jefferies expressed no opinion as to AlphaSmart’s or Renaissance’s financial projections or models or the assumptions on which they were made. In addition, Jefferies assumed that each of AlphaSmart and Renaissance will perform in accordance with such projections and models for all periods specified therein. Although such projections and models did not form the principal basis for Jefferies’ opinion, but rather constituted one of many items that they employed, changes to such projections and models could affect their opinion. Jefferies noted that the current AlphaSmart market valuation might not reflect market knowledge of AlphaSmart’s near-term operating performance and management’s financial projections.
      Jefferies did not obtain any independent evaluation or appraisal of the assets or liabilities of, nor did they conduct a comprehensive physical inspection of any of the assets of, AlphaSmart or Renaissance, nor was Jefferies furnished with any such evaluations or appraisals or reports of such physical inspections. Jefferies did not assume any responsibility to obtain any such evaluations, appraisals or inspections. Jefferies’ opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date thereof. Such conditions are subject to rapid and unpredictable change and such changes could affect the conclusions expressed in Jefferies’ opinion. Jefferies disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting their opinion of which they become aware after the date thereof. Jefferies made no independent investigation of any legal or accounting matters affecting AlphaSmart or Renaissance, and assumed the correctness in all respects material to their analysis of all legal and accounting advice given to AlphaSmart and its board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement to AlphaSmart and its stockholders. Jefferies did not take into account any tax consequences of the transaction to either AlphaSmart or Renaissance or to any holder of AlphaSmart common stock.
      In rendering their opinion, Jefferies also assumed that:

•	the transactions contemplated by the merger agreement will be consummated on the terms described in the merger agreement without any waiver of any material terms or conditions which would affect the amount or timing of receipt of the merger consideration;

•	there was not, and there will not as a result of the consummation of the transactions contemplated by the merger agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which AlphaSmart or any of its subsidiaries or affiliates is a party; and

•	all material assets and liabilities, contingent or otherwise and known or unknown, of AlphaSmart and Renaissance were as set forth in the consolidated financial statements provided to Jefferies by AlphaSmart and Renaissance, respectively, as of the respective dates of such financial statements.
      Jefferies’ opinion was for the use and benefit of the AlphaSmart board of directors in its consideration of the mergers, and is not on behalf of, and does not confer any rights or remedies upon, any other person, and may not be used or relied upon for any other purpose. Jefferies’ opinion does not address the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transactions that might be available to AlphaSmart, nor does it address the underlying business decision by AlphaSmart to engage in the mergers or the terms of the merger agreement or the documents referred to therein. The merger consideration was determined through negotiations between AlphaSmart and Renaissance. Jefferies was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or part of AlphaSmart. Jefferies expresses no opinion as to the price at which AlphaSmart common stock or Renaissance common stock will trade at any future time.
      In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Jefferies opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Jefferies’ view of AlphaSmart’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.
      In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond AlphaSmart’s and Renaissance’s control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold and are inherently subject to uncertainty. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the merger consideration and were provided to AlphaSmart’s board of directors in connection with the delivery of the Jefferies opinion.
      The following is a summary of the material financial analyses performed by Jefferies in connection with rendering its opinion and is being provided to you for your reference. The summary of the financial analyses is not a complete description of all of the analyses performed by Jefferies. Certain information is presented in a tabular form. In order to better understand the financial analyses performed by Jefferies, these tables must be read together with the text of each summary. Furthermore, Jefferies did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. In connection with its opinion, Jefferies reviewed both the cash consideration under the merger agreement of $3.75 per share, referred to as the “nominal price,” and a price of $3.69 per share, referred to as the “implied price,” based on the conversion pursuant to the merger agreement of 55% of the shares of AlphaSmart’s common stock into the cash consideration and 45% of the shares of AlphaSmart’s common stock into shares of Renaissance common stock, with the number of shares of Renaissance common stock determined by reference to the 10 trading day period prior to January 20, 2005.
      Historical Trading Analysis. Using publicly available information, Jefferies reviewed, among other things, the share price trading history of AlphaSmart for a period Jefferies deemed appropriate for AlphaSmart (between its initial public offering February 6, 2004 and January 20, 2005), on a stand-alone basis, compared to the S&P 500 Index and relative to each of its peers (listed under the applicable heading in the “— Selected Company Analysis” section below). Jefferies noted the following highs and lows for the closing price of AlphaSmart common stock for the period from February 6, 2004 to January 20, 2005 and the last 6 months:

Time Period	High	Low

February 6, 2004 to January 20, 2005	$6.19	$2.75
Last 6 months	4.50	2.75
      Selected Company Analysis. Using publicly available information and information provided by AlphaSmart, Jefferies analyzed, among other things, the trading multiples of AlphaSmart and the corresponding trading multiples of selected publicly-traded companies that Jefferies deemed reasonably comparable to AlphaSmart, as identified in the table below:

•	LeapFrog Enterprises, Inc.

•	PLATO Learning, Inc.

•	The Princeton Review, Inc.

•	Renaissance

•	School Specialty, Inc.

      In its analysis, Jefferies derived and compared multiples for AlphaSmart and the selected companies, calculated as follows:

•	The equity market value divided by earnings, which is referred to as “P/ E Ratio,” for estimated earnings in calendar year 2004, which is referred to as “CY 2004E P/ E Ratio.”

•	The P/ E Ratio for estimated earnings in calendar year 2005, which is referred to as “CY 2005E P/ E Ratio.”
      The results of Jefferies’ selected companies analysis are summarized as follows:

						Implied Acquisition
	Selected Comparable Companies Multiples					Multiples

	AlphaSmart					Nominal	Implied
	Multiple	Low	High	Mean	Median	Price	Price

						$3.75	$3.69

CY 2004E P/ E Ratio	18.3	17.9	22.1	20.0	20.0	23.4	23.1
CY 2005E P/ E Ratio	13.6	15.7	33.2	25.1	23.6	17.4	17.1
      No company utilized in the selected company analysis is identical to AlphaSmart. In evaluating the selected companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond AlphaSmart’s control, such as the impact of competition and technology on its business and the industry generally, industry growth and the absence of any material adverse change in its financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.
      Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of AlphaSmart through the fiscal year ending December 31, 2007 using AlphaSmart management’s financial projections. Free cash flows were defined as fully taxed earnings before interest and taxes plus depreciation and amortization, less capital expenditures, plus changes in working capital. Jefferies also calculated the terminal value of the enterprise at December 31, 2007 by multiplying the projected operating earnings before interest, taxes, depreciation and amortization (referred to as “EBITDA”) in the fiscal year ending December 31, 2007 by multiples ranging from 7.0x to 9.0x. To discount the projected free cash flows and the terminal value to present value, Jefferies used a discount rate ranging from 14.5% to 16.5%, based on the estimated cost of capital for AlphaSmart. To determine the implied total equity value for AlphaSmart, Jefferies subtracted debt and added cash to the implied enterprise value for AlphaSmart.
      The following table summarizes the implied AlphaSmart valuations (in millions of dollars, except per share data) resulting from Jefferies’ discounted cash flow analysis:

	Implied Total						Implied Equity Value
	Enterprise Value			Implied Equity Value EBITDA			per Share
	EBITDA Terminal Multiple			Terminal Multiple			EBITDA Terminal Multiple

Discount Rate	7.0x	8.0x	9.0x	7.0x	8.0x	9.0x	7.0x	8.0x	9.0x

14.5%	$47.1	$52.2	$57.4	$51.1	$56.3	$61.4	$3.37	$3.71	$4.04
15.5%	46.1	51.1	56.2	50.2	55.2	60.2	3.31	3.64	3.97
16.5%	45.2	50.1	55.0	49.2	54.1	59.1	3.25	3.57	3.89

      Selected Precedent Transactions Analysis. Using publicly available information, Jefferies analyzed, among other things, the acquisition multiples paid in acquisition and asset sale transactions greater than $25 million that were announced and have since closed since January 2000 and that involved targets that Jefferies believed were reasonably comparable to AlphaSmart. These selected transactions are set forth in the table below:

Date
Acquirer	Target	Announced

SunGard Data Systems	Systems & Computer Technology	12/9/03
PLATO Learning	Lightspan	9/9/03
Hertal Acquisitions plc	Riverdeep Group plc	1/20/03
ProQuest Company	Bigchalk.com	12/18/02
John H. Harland (Scantron)	Edvision	7/8/02
PLATO Learning	NetSchools	5/9/02
Riverdeep Group plc	The Learning Co. (Education Assets)	9/5/01
School Specialty	J.L. Hammett Company	11/14/00
      In its analysis, Jefferies derived and compared implied transaction value multiples for the merger and the selected transactions, calculated as follows:

•	Aggregate consideration to be paid in the selected transactions, calculated as total equity valued plus debt less cash, which is referred to as “transaction value,” divided by revenue for the last twelve months prior to the transaction announcement date, which is referred to as “LTM Revenue.”

•	Transaction value divided by EBITDA, net of extraordinary or non-recurring charges, for the last twelve months prior to the transaction announcement date, which is referred to as “LTM EBITDA.”
      All multiples for the selected transactions were based on public information available at the time of the announcement of such transactions. The implied acquisition multiple assumes LTM based on AlphaSmart management’s data as of December 31, 2004.
      The results of Jefferies’ selected precedent transactions analysis are summarized as follows:

	Precedent Transactions Multiples

	Low		High		Mean		Median

Transaction Value/ LTM Revenue	0.75	x	2.23	x	1.43	x	1.35x
Transaction Value/ LTM EBITDA	6.2		10.7		8.4		8.4
      Jefferies noted that they applied the selected range of revenue multiples of 1.35x to 1.43x and EBITDA multiples of 7.0x to 9.0x that resulted in an implied per share range of $2.54 to $3.61.
      No transaction utilized as a comparison in the precedent transaction analysis is identical to the transaction between AlphaSmart and Renaissance. In evaluating the AlphaSmart and Renaissance transaction, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond AlphaSmart’s control, such as the impact of competition and technology on its business and the industry generally, industry growth, and the absence of any adverse material change in its financial condition and prospects or in its industry or in the financial markets in general. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

      Premiums Paid Analysis. Using publicly available information, Jefferies analyzed, among other things, the premiums offered in all public merger and acquisition transactions announced from January 20, 2002 to January 20, 2005 with transaction values between $30 and $330 million (represents micro-cap category as defined by Ibbotson Associates 2004 Yearbook), and merger and acquisition transactions announced from January 20, 2002 to January 20, 2005 with transaction values between $50 and $100 million. These transactions are set forth in the table below.

	Selected Transactions Premiums Paid				Implied Premiums Paid

					Nominal
	Low	High	Mean	Median	Price	Implied Price

					$3.75	$3.69

All transactions between $30 - $330 million:
1 Day Prior	0.9%	243.8%	44.4%	35.1%	28.0%	26.0%
1 Week Prior	0.7%	261.4%	48.0%	35.8%	27.1%	25.1%
1 Month Prior	3.0%	231.3%	55.6%	41.5%	25.0%	23.0%
All transactions between $50 - $100 million:
1 Day Prior	0.3%	260.0%	42.3%	31.5%	28.0%	26.0%
1 Week Prior	0.7%	261.4%	45.5%	33.7%	27.1%	25.1%
1 Month Prior	3.0%	267.4%	51.1%	39.5%	25.0%	23.0%
      Jefferies’ opinion was one of many factors taken into consideration by AlphaSmart’s board of directors in making its determination to recommend the transaction and should not be considered determinative of the views of the AlphaSmart board of directors or management with respect to the merger consideration or the mergers.
      Jefferies was selected by the AlphaSmart board of directors based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. In the past, Jefferies has provided services to, and received compensation from, AlphaSmart on matters related to certain transactions, including acting as underwriter for AlphaSmart in its initial public offering in February 2004, for which Jefferies received customary fees. In the ordinary course of Jefferies’ business, Jefferies publishes research reports on securities of AlphaSmart, and Jefferies and its affiliates may trade or hold such securities of AlphaSmart and Renaissance for its own accounts and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.
      Pursuant to an engagement letter dated January 7, 2005, AlphaSmart engaged Jefferies solely to provide an opinion to the board of directors as of the fairness, from a financial point of view, to the AlphaSmart stockholders of the consideration to be received from them pursuant to the merger agreement. Pursuant to the engagement letter, AlphaSmart paid Jefferies a fee of $275,000 for rendering its opinion. The terms of the fee arrangement with Jefferies, which are customary in transactions of this nature, were negotiated at arm’s length between AlphaSmart and Jefferies, and the AlphaSmart board of directors was aware of the arrangement. In addition, AlphaSmart agreed to reimburse Jefferies for its reasonable out-of-pocket expenses, including attorneys’ fees, incurred in connection with its engagement and to indemnify Jefferies and certain related persons against any liabilities and expenses related to, arising our of or in connection with its engagement, except if such liabilities are found in a final court judgment to be due to Jefferies’ gross negligence or willful misconduct.

Renaissance’s Reasons for the Mergers
      The Renaissance board of directors has unanimously approved the merger agreement and has determined that the merger agreement and the mergers are in the best interests of Renaissance and its shareholders. In reaching this decision, the Renaissance board considered the terms and conditions of the merger agreement and the ancillary agreements, as well as a number of other factors, including those listed below:

•	Given the complementary nature of AlphaSmart’s portable computing devices and Renaissance’s writing suite of products, the mergers enhance the opportunity to realize Renaissance’s strategic objective of achieving greater scale and presence in the writing segment of the K-12 market;

•	AlphaSmart’s products also have the potential to run other Renaissance applications (e.g., Renaissance’s math and grammar software), enabling students to increase their computer access to Renaissance product solutions where computer access has been a product-use limitation;

•	The complementary sales strengths of Renaissance and AlphaSmart create an efficient and competitive global sales network, combining AlphaSmart’s successful field sales force with Renaissance’s leading direct marketing group;

•	The mergers enhance Renaissance’s management team depth and technical expertise through the addition of AlphaSmart’s senior management personnel;

•	The combination creates opportunities for cost reduction through the integration of Renaissance’s and AlphaSmart’s businesses and the elimination of redundant overhead expenses and public company costs; and

•	The mergers are expected to be accretive to earnings.
      The foregoing list comprises the material factors considered by the Renaissance board of directors in its consideration of the mergers. In view of the variety of factors and information considered, the Renaissance board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision. Rather, the decision was made after consideration of all of the factors as a whole. In addition, individual members of the Renaissance board of directors may have given different weight to different factors.
Completion of the Mergers
      The mergers will be completed when all of the conditions to completion of the mergers are satisfied or waived, including the adoption of the merger agreement and the transactions contemplated thereby by the stockholders of AlphaSmart. The mergers will become effective when duly executed and delivered certificates of merger are filed with the Secretary of State of the State of Delaware.
      Renaissance and AlphaSmart intend to complete the mergers as soon as practicable after the stockholders of AlphaSmart adopt the merger at the special meeting and all other closing conditions are satisfied. Renaissance and AlphaSmart anticipate that the mergers will be completed in the second quarter of 2005.
Merger Consideration
      Form of Consideration. Upon completion of the step one merger, each outstanding share of AlphaSmart common stock, excluding any treasury shares and any shares held by Renaissance, its subsidiaries, Merger Sub or any dissenting stockholder, will be converted into the right to receive, at the election of each AlphaSmart stockholder (subject to the redesignation procedures described below), either:

•	a “cash election” of $3.75 in cash per share, without interest;

•	a “stock election” for Renaissance common stock based on an exchange rate determined as described below; or

•	a “combination election” whereby 55% of such stockholder’s AlphaSmart shares will be exchanged for cash and 45% of such stockholder’s AlphaSmart shares will be exchanged for Renaissance common stock based on the exchange rate.
      Exchange Rate. The number of shares of Renaissance common stock that AlphaSmart stockholders will receive for each share of AlphaSmart common stock will be based on an exchange rate determined by dividing $3.75 by the “Renaissance average price.” The “Renaissance average price” means the volume weighted average price per share of Renaissance common stock for the 10 consecutive trading days in which such shares are traded on the Nasdaq National Market System ending on the third trading day prior to, but not including, the date of the special meeting.
      Had the exchange rate been determined on the 10 consecutive trading day period ending on April 15, 2005, the Renaissance average price would have been $16.2439, and the exchange rate would have been 0.2309. For examples of the potential effects of fluctuations in the volume weighted average price per share of Renaissance common stock on the merger consideration, see “Illustrative Calculation of Combination Election, Cash Election and Stock Election” on page 26.
      The total number of shares of Renaissance common stock you will receive will be the product of the exchange rate multiplied by the number of your shares of AlphaSmart common stock that are to be exchanged for Renaissance common stock.
      Changes in Price of Renaissance Common Stock. Under the merger agreement, the ten-day valuation period will end on the trading day that is three trading days prior to the date of the special meeting. As a result, the exchange rate for determining the stock portion of the merger consideration will be fixed three trading days before the date of the special meeting. Because the market price of Renaissance common stock fluctuates, the value of the Renaissance common stock that AlphaSmart stockholders will receive in the step one merger may increase or decrease during the period between the end of the valuation period and the effective time of the step one merger. It is anticipated that the step one merger will close on the date of the special meeting, assuming all conditions to completion of the mergers have been fulfilled. However, unforeseen administrative or other delays may delay the closing, which will increase the risk that the value of Renaissance common stock on the closing date of the step one merger will differ from the Renaissance average price.
      The merger consideration generally is intended to provide, for each share of AlphaSmart common stock for which a cash election is not made, shares of Renaissance common stock valued at $3.75, based on the Renaissance average price, as described above. Therefore, a higher Renaissance average price during the ten-day valuation period would result in fewer shares of Renaissance common stock constituting the merger consideration, and a lower Renaissance average price during the ten-day valuation period would result in more shares of Renaissance common stock constituting the merger consideration.
      You may not know the exchange rate before submitting your vote on the proposal to adopt the merger agreement and to approve the transactions contemplated thereby. AlphaSmart and Renaissance intend to issue a press release at least two business days prior to the date set for the special meeting that will announce the exchange rate. If the special meeting is postponed or adjourned, AlphaSmart and Renaissance intend to issue subsequent press releases announcing the new meeting date and the date to which the special meeting has been adjourned, and, at least two business days prior to such later date, AlphaSmart and Renaissance intend to issue another press release announcing the new exchange rate. All of these press releases also will be filed with the SEC and will be available on the SEC’s web site at www.sec.gov. Any such press release will also be available on Renaissance’s web site (www.renlearn.com) and AlphaSmart’s web site (www.alphasmart.com). In addition, AlphaSmart stockholders may contact Wells Fargo Bank, N.A., the exchange agent for the step one merger (Telephone: 800-380-1372), to determine the exact number of shares of Renaissance common stock to be received for each share of AlphaSmart common stock based on the exchange rate.
      Treatment of AlphaSmart Stock Options. As a result of the mergers, all outstanding options under AlphaSmart’s stock option plans and agreements will fully vest and become exercisable. Persons who exercise their options prior to the effective time of the step one merger will be entitled to elect the form of merger consideration they desire, just like other AlphaSmart stockholders. If persons holding such options choose not to exercise their options prior to the effective time of the step one merger, their options will terminate at the effective time of the step one merger and the holder thereof will be entitled to receive an amount in cash in lieu of such canceled stock option equal to the product of (a) the number of shares of common stock subject to such stock option multiplied by (b) the excess, if any, of (x) $3.75 over (y) the per share exercise price of such stock option, less applicable withholding taxes. AlphaSmart stock options with exercise prices higher than $3.75 will not be entitled to any cash payment.
      Renaissance Stock. Each share of Renaissance common stock issued and outstanding at the time of the step one merger will remain issued and outstanding and those shares will be unaffected by the step one merger.
Election of Cash, Stock or Combination Consideration
      Shareholder Elections. AlphaSmart stockholders have the opportunity to make an election to receive cash, Renaissance common stock or a combination of cash and Renaissance common stock, subject to the redesignation procedures described below. Renaissance has selected Wells Fargo Bank, N.A., which is Renaissance’s transfer agent, to serve as the exchange agent for purposes of exchanging shares of AlphaSmart common stock for the merger consideration and carrying out the redesignation procedures described below.
      Letter of Transmittal and Election Form; Deadline. A letter of transmittal and election form is included with this proxy statement/ prospectus sent to AlphaSmart stockholders. The letter of transmittal and election form is for use by AlphaSmart stockholders to make elections to receive as merger consideration cash, Renaissance common stock or a combination of cash and Renaissance common stock. To make an election, an AlphaSmart stockholder must submit a properly completed and signed letter of transmittal and election form and, if such stockholder is the registered owner of such shares, with the stock certificates representing the shares of AlphaSmart common stock held by such stockholder by the election deadline, which is the close of business on the last business day prior to the date of the special meeting. All elections will be irrevocable after 5:00 p.m., Central Time, on the date of the election deadline. Once an AlphaSmart stockholder delivers a letter of transmittal and election form to the exchange agent, such stockholder may not sell, transfer or otherwise dispose of the shares of AlphaSmart common stock held by such stockholder. If the step one merger is not completed for any reason, stock certificates submitted by an AlphaSmart stockholder will be returned to such stockholder promptly following termination of the merger agreement. If the exchange agent does not receive a properly completed letter of transmittal and election form, together with stock certificates representing such stockholders shares of AlphaSmart common stock before the election deadline if such stockholder is the registered owner of such shares, the stockholder will be deemed to have made a stock election and will receive Renaissance common stock based on the exchange rate, subject to adjustment as a result of the redesignation procedures of the merger agreement. AlphaSmart stockholders should read the letter of transmittal and election form for a discussion of the election procedures. If your shares of AlphaSmart common stock are held in book-entry form, instead of submitting the stock certificates representing your shares, you must follow the instructions in the letter of transmittal and election form to determine the additional documentation that must be provided to the exchange agent.
      Procedures for Exchanging AlphaSmart Common Stock Certificates. AlphaSmart stockholders who surrender their stock certificates in connection with the proper completion of letter of transmittal and election forms prior to the election deadline will receive the merger consideration (after completion of any required redesignation procedures) allocated to them as the result of the step one merger promptly following the effective time of the step one merger.
      Promptly after the effective time of the step one merger, the exchange agent will provide appropriate transmittal materials to the holders of AlphaSmart common stock who have not properly submitted the letter of transmittal and election form and other required documentation prior to the election deadline. The transmittal materials will contain instructions for use in effecting the surrender to the exchange agent of AlphaSmart common stock certificates in exchange for the merger consideration. After the effective time of the step one merger, each holder of shares of AlphaSmart common stock issued and outstanding immediately prior to the effective time of the step one merger, other than AlphaSmart stockholders who have properly exercised appraisal rights or who have already surrendered stock certificates in connection with the proper completion of a letter of transmittal and election form, must surrender for cancellation the certificate or certificates representing such shares to the exchange agent, together with a letter of transmittal duly executed and completed, in accordance with the instructions contained in the transmittal materials and any other documents reasonably required by the exchange agent or Renaissance.
      Holders of certificates previously representing AlphaSmart common stock will not be paid dividends or distributions on any shares of Renaissance common stock they are entitled to receive as merger consideration, and will not be paid cash in lieu of a fractional share of Renaissance common stock, until their AlphaSmart stock certificates are surrendered for exchange. When the certificates are surrendered, any unpaid dividends declared by Renaissance after the consummation of the step one merger and any cash in lieu of a fractional share of Renaissance common stock will be paid without interest. The exchange agent will deliver the merger consideration in exchange for lost, stolen or destroyed certificates if the owner of such certificates signs an affidavit of loss, theft or destruction, as appropriate. The surviving company of the mergers may also require the holder of such lost, stolen or destroyed certificates to deliver a bond in a reasonable sum as indemnity against any claim that might be made against the surviving company with respect to alleged lost, stolen or destroyed certificates.
      Procedures for Changing Election. An AlphaSmart stockholder who has made an election may change their election by contacting Wells Fargo Bank, N.A., the exchange agent for the step one merger (Telephone: 800-380-1372), to receive instructions on how to withdraw their original election. The exchange agent will direct the AlphaSmart stockholder to submit a withdrawal request in writing via mail or facsimile. Upon receipt of the withdrawal request, the exchange agent will return the original letter of transmittal and election form, and if the stockholder is the registered owner of their shares, the stock certificates representing their shares of AlphaSmart common stock. The AlphaSmart stockholder must then submit another properly completed letter of transmittal and election form and, if they are the registered owner of their shares, the stock certificates representing their shares of AlphaSmart common stock. An AlphaSmart stockholder who has made an election through a broker must follow directions received from that broker to change their election. An AlphaSmart stockholder will be unable to change their election if these processes are not fully completed prior to the election deadline.
Adjustment to Merger Consideration
      If, after determination of the Renaissance average price and prior to the effective time of the step one merger, Renaissance pays a dividend in, subdivides, combines into a smaller number of shares or issues by reclassification of its shares, any shares of Renaissance common stock, then the exchange rate will be multiplied by a fraction, the numerator of which shall be the number of shares of Renaissance common stock outstanding immediately after, and the denominator of which shall be the number of shares of Renaissance common stock outstanding immediately before, the occurrence of such event, and thereafter the resulting product will be the exchange rate.
The Redesignation
      If an AlphaSmart stockholder makes a stock election, the form of merger consideration that is actually received may be adjusted as a result of the redesignation procedures of the merger agreement which require that (i) the number of shares of AlphaSmart common stock exchanged for Renaissance common stock shall not exceed 45% of the number of shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger, (ii) not less than 55% of the outstanding shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger shall be exchanged for cash and (iii) that regardless of (i) or (ii), elections shall be redesignated if necessary in connection with the continuity of interest test described below.

      If you make a stock election and the stock election is oversubscribed, the redesignation procedures will cause an AlphaSmart stockholder to receive part cash and part Renaissance common stock. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of AlphaSmart common stock to be exchanged for Renaissance common stock exceeds the 45% threshold, all holders who have made stock elections will, on a pro rata basis, have a portion of their stock election shares redesignated as cash election shares so that the total number of shares of AlphaSmart common stock to be exchanged for shares of Renaissance common stock will not exceed the 45% threshold. The pro rata amount will be determined by multiplying the number of shares of AlphaSmart common stock subject to a stock election by the “cash proration factor.” The cash proration factor is equal to one (1) minus a fraction, the numerator of which is the difference of (i) the maximum number of shares of AlphaSmart common stock that may be subject to a stock election and (ii) 45% of the total number of shares of AlphaSmart common stock subject to a combination election and the denominator of which is the total number of shares of AlphaSmart common stock subject to a stock election.
      The table below entitled “Example of Redesignation of 100 Shares of AlphaSmart Common Stock” demonstrates the potential effects of the redesignation on what a holder of 100 shares of AlphaSmart common stock would receive if the total number of shares of AlphaSmart common stock elected to be exchanged for Renaissance common stock represented 50%, 60%, 70%, 80%, 90% and 100% of the total number of shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger. The table assumes that:

•	the holder elected to receive Renaissance common stock for all of his shares of AlphaSmart common stock;

•	no AlphaSmart stockholders exercise appraisal rights;

•	the Renaissance average price is $16.2439;

•	14,897,549 shares of AlphaSmart common stock are outstanding immediately prior to the effective time of the step one merger; and

•	the following redesignation has occurred:

Stock Election
Shares as a	Before Redesignation			After Redesignation
Percentage of
Outstanding	Stock	Cash	Combination	Stock	Cash	Combination
AlphaSmart	Election	Election	Election	Election	Election	Election
Common Stock	Shares	Shares	Shares	Shares	Shares	Shares

100%	14,897,549	0	0	6,703,897	8,193,652	0
90%	13,407,794	489,755	1,000,000	6,253,897	7,643,652	1,000,000
80%	11,918,039	1,979,510	1,000,000	6,253,897	7,643,652	1,000,000
70%	10,428,284	3,469,265	1,000,000	6,253,897	7,643,652	1,000,000
60%	8,938,529	4,959,020	1,000,000	6,253,897	7,643,652	1,000,000
50%	7,448,775	6,448,775	1,000,000	6,253,897	7,643,652	1,000,000
      A change in these assumptions would result in a different redesignation.

Example of Redesignation of 100 Shares of AlphaSmart Common Stock

Stock Election
Shares as a	Before Redesignation				After Redesignation
Percentage of
Outstanding		Shares of	Implied	Cash		Shares of	Implied
AlphaSmart		Renaissance	Total	Proration		Renaissance	Total
Common Stock	Cash	Common Stock	Value(1)	Factor(2)	Cash	Common Stock(3)	Value(1)

100%	0	23.0856	$375.00	0.5500	$206.25	10.3885	$375.00
90%	0	23.0856	$375.00	0.5336	$200.09	10.7680	$375.00
80%	0	23.0856	$375.00	0.4753	$178.22	12.1140	$375.00
70%	0	23.0856	$375.00	0.4003	$150.11	13.8445	$375.00
60%	0	23.0856	$375.00	0.3003	$112.63	16.1520	$375.00
50%	0	23.0856	$375.00	0.1604	$60.15	19.3824	$375.00

(1)	Implied total value represents the cash amount plus the number of shares of Renaissance common stock multiplied by the Renaissance average price of $16.2439.

(2)	Rounded for illustrative purposes.

(3)	Cash will be paid in lieu of fractional shares. See “The Merger Agreement — Fractional Shares.”
      These redesignation procedures are further subject to adjustment with respect to the continuity of interest test discussed below.
      Holders of AlphaSmart common stock who elect to receive merger consideration in the form of a cash election or a combination election will not be subject to redesignation except to the extent necessary to satisfy the continuity of interest test discussed below.
Continuity of Interest Test
      If either respective tax opinion of counsel for Renaissance or AlphaSmart required under the merger agreement cannot be rendered because the counsel charged with providing such opinion reasonably determines that the step one and step two mergers, taken together, may not satisfy the continuity of interest requirements for a tax-free reorganization (the “continuity of interest test”) under Section 368(a) of the Code, then Renaissance will reduce the number of shares of AlphaSmart common stock to be converted into the right to receive cash and increase the number of shares of AlphaSmart common stock to be converted into the right to receive Renaissance common stock. The continuity of interest test requires that, after the step one and step two mergers, the AlphaSmart stockholders must continue to own a substantial part of the value of their proprietary interests in AlphaSmart by virtue of their ownership of Renaissance common stock. There is no definitive test for determining whether the continuity of interest test has been met. For purposes of rendering the tax opinions, however, the continuity of interest test will be considered satisfied if the value, as of the effective time of the merger, of the Renaissance common stock received by AlphaSmart stockholders constitutes at least 40% of the total value of aggregate transaction consideration. Aggregate transaction consideration, for purposes of this calculation, will consist of both the consideration received by AlphaSmart stockholders in exchange for their AlphaSmart common stock in the step one merger, including amounts received by AlphaSmart stockholders exercising their appraisal rights, and cash amounts received by holders of “in-the-money” options that are not exercised before closing of the step one merger. Although the exchange rate will be determined using the Renaissance average price, for purposes of the “continuity of interest test,” tax counsel will consider the value of a share of Renaissance common stock to be the closing date price. It is important to understand that the value of a share of Renaissance common stock determined for purposes of the continuity of interest test may be higher or lower than the Renaissance average price used for calculating the exchange rate. If less than 40% of the total value of the transaction consideration consists of Renaissance common stock (calculated using the closing date price), then the exchange agent, after consultation with Renaissance and tax counsels of Renaissance and AlphaSmart, will determine the number of cash election shares that must be redesignated as stock election shares in order to enable the tax opinions to be rendered. The number of shares of Renaissance common stock to be issued in respect of cash election shares redesignated as stock election shares will be determined using the Renaissance average price. After the exchange agent makes this determination, all holders who have made cash elections will, on a pro rata basis, have a portion of their cash election shares redesignated as stock election so shares that the relevant tax opinions may be rendered.
      The table below entitled “Example of Continuity of Interest Test Adjustment of 100 Shares of AlphaSmart Common Stock” demonstrates the potential effects an adjustment to satisfy the continuity of interest test would have on the merger consideration a holder of 100 shares of AlphaSmart common stock would receive. The table assumes that:

•	the holder elected to receive cash for all of his shares of AlphaSmart common stock;

•	14,897,549 shares of AlphaSmart common stock are outstanding immediately prior to the effective time of the step one merger;

•	no AlphaSmart stockholders exercise appraisal rights;

•	cash payments aggregating $500,000 are made to holders of unexercised “in-the-money” AlphaSmart options at closing as a result of the program described in “Merger Agreement — Merger Consideration — Treatment of AlphaSmart Stock Options”;

•	the continuity of interest test will be met if the value, using the closing date price, of the Renaissance common stock received by AlphaSmart stockholders in the merger represents at least 40% of the total value of the consideration received by AlphaSmart stockholders for their AlphaSmart common stock;

•	the Renaissance average price is $16.2439;

•	the closing date price is $16.00; and

•	the following adjustment has occurred:

Cash Election
Shares as a	Before Adjustment			After Adjustment
Percentage of
Outstanding	Cash	Stock	Combination	Cash	Stock	Combination
AlphaSmart	Election	Election	Election	Election	Election	Election
Common Stock	Shares	Shares	Shares	Shares	Shares	Shares

100%	14,897,549	0	0	8,884,357	6,013,192	0
90%	13,407,794	489,755	1,000,000	8,280,539	5,617,010	1,000,000
80%	11,918,039	1,979,510	1,000,000	8,280,539	5,617,010	1,000,000
70%	10,428,284	3,469,265	1,000,000	8,280,539	5,617,010	1,000,000
60%	8,938,529	4,959,020	1,000,000	8,280,539	5,617,010	1,000,000
      A change in these assumptions would result in a different adjustment.
Example of Continuity of Interest Test Adjustment of 100 Shares of AlphaSmart Common Stock

Cash Election
Shares as a
Percentage of	Before Adjustment		After Adjustment
Outstanding
AlphaSmart		Shares of Renaissance		Shares of Renaissance
Common Stock	Cash	Common Stock	Cash	Common Stock(1)

100%	$375.00	—	$222.38	9.4016
90%	$375.00	—	$231.60	8.8281
80%	$375.00	—	$260.55	7.0459
70%	$375.00	—	$297.77	4.7546
60%	$375.00	—	$347.40	1.6994

(1)	Cash will be paid in lieu of fractional shares. See “The Merger Agreement — Fractional Shares.”
      If further adjustment is necessary to enable the tax opinions to be rendered, all holders who have made combination elections will likewise, on a pro rata basis, have a portion of the cash consideration to which they would otherwise be entitled redesignated as stock. The table below entitled “Example of Continuity of Interest Test Adjustment on Combination Elections of 100 Shares of AlphaSmart Common Stock” demonstrates the potential effects an adjustment to satisfy the continuity of interest test would have on what a holder of 100 shares of AlphaSmart common stock would receive. The table assumes that:

•	the holder elected to receive a combination of cash and shares of Renaissance common stock for all of his shares of Alpha Smart common stock;

•	14,897,549 shares of AlphaSmart common stock are outstanding immediately prior to the effective time of the step one merger;

•	no AlphaSmart stockholders exercise appraisal rights;

•	cash payments aggregating $500,000 are made to holders of unexercised “in-the-money” AlphaSmart options at closing as a result of the program described in “Merger Agreement — Merger Consideration — Treatment of AlphaSmart Stock Options”;

•	the continuity of interest test will be met if the value, using the closing date price, of the Renaissance common stock received by AlphaSmart stockholders in the merger represents at least 40% of the total value of the consideration received by AlphaSmart stockholders for their AlphaSmart common stock;

•	the Renaissance average price is $16.2439;

•	the closing date price is $13.00; and

•	the following elections were made:

Combination
Election
Shares as a
Percentage of		Before Adjustment				After Adjustment
Outstanding
AlphaSmart		Combination		Cash	Stock	Combination		Cash	Stock
Common		Election		Election	Election	Election		Election	Election
Stock		Shares		Shares	Shares	Shares		Shares	Shares

100%	(1)	8,193,652	cash	0	0	8,066,724	cash	0	0
		6,703,897	stock			6,830,820	stock

		14,897,549				14,897,549
90%		7,374,287	cash	1,000,000	489,755	No change		692,442	797,313
		6,033,507	stock

		13,407,794

(1)	Based on the assumptions above, an adjustment would not be made to combination election shares unless the closing date price is approximately $13.45 or less. Also based on the assumptions above, no adjustment to satisfy the continuity of interest test would be necessary unless the combination election shares exceeded approximately 98.4% of the outstanding shares of AlphaSmart common stock.
      A change in these assumptions could result in a different adjustment.

Example of Continuity of Interest Test Adjustment
on Combination Elections of 100 Shares of AlphaSmart Common Stock

Combination
Election
Shares as a
Percentage of	Before Adjustment		After Adjustment
Outstanding
AlphaSmart		Shares of		Shares of
Common		Renaissance		Renaissance
Stock	Cash	Common Stock	Cash	Common Stock

100%	$206.25	10.3885	$203.06	10.5852
90%	$206.25	10.3885	$206.25	10.3885
      We do not believe that an adjustment to combination elections is likely, and if an adjustment to combination elections is necessary we believe that the adjustment will not be significant on a per share basis.
Fractional Shares
      No certificates representing fractional shares of Renaissance common stock will be issued in connection with the step one merger and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of AlphaSmart after the step one merger. Instead, each holder of shares of AlphaSmart common stock exchanged pursuant to the step one merger who would otherwise have been entitled to receive a fraction of a share of Renaissance common stock, after taking into account all shares of AlphaSmart common stock delivered by such holder, will receive a cash payment, without interest, rounded up to the nearest whole cent, determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price for a share of Renaissance common stock as reported on the Nasdaq National Market System on the trading day immediately preceding the date of the special meeting.
Representations and Warranties
      AlphaSmart made a number of representation and warranties in the merger agreement relating to, among other things:

•	its corporate organization and similar corporate matters;

•	its subsidiaries;

•	its organizational documents and the organizational documents of its subsidiaries;

•	its capitalization;

•	authorization, execution, delivery and performance by and enforceability of the merger agreement against AlphaSmart;

•	the absence of conflicts with or violations of its amended and restated certificate of incorporation and bylaws, applicable laws or material agreements by AlphaSmart as a result of the mergers;

•	governmental consents, approvals, orders and authorizations required in connection with the mergers;

•	the absence of conflict with, default or violation of, any law, instrument or obligation;

•	its filings and reports with the SEC;

•	its compliance with the Sarbanes-Oxley Act of 2002;

•	the absence of undisclosed liabilities required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principals that would have a material adverse effect on AlphaSmart;

•	the absence of notification by either AlphaSmart’s independent registered public accounting firm or by the staff of the SEC that such accounting firm or staff are of the view that any financial statement of AlphaSmart should be restated;

•	the absence of any complaints regarding AlphaSmart’s accounting or auditing practices, any reports regarding evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by AlphaSmart, or any internal investigations regarding accounting or revenue recognition;

•	the absence of certain changes or events in its business since September 30, 2004;

•	the absence of undisclosed litigation involving AlphaSmart;

•	its employee benefit plans and other labor matters;

•	the accuracy of information supplied by AlphaSmart in connection with this proxy statement/ prospectus and the registration statement of which it is a part;

•	its title to real and personal properties;

•	intellectual property matters of AlphaSmart;

•	material contracts of AlphaSmart;

•	the customers and suppliers of AlphaSmart;

•	environmental matters of AlphaSmart;

•	agreements that restrict or impair its business activities;

•	the filing of tax returns and payment of taxes by AlphaSmart;

•	its insurance policies;

•	the payment of fees to finders and financial advisors in connection with the merger agreement and other expenses incurred in connection with the mergers;

•	actions that would prevent the mergers from qualifying as a reorganization under Section 368(a) of the Code;

•	the absence of any material adverse effects on AlphaSmart since September 30, 2004;

•	the receipt of a fairness opinion by AlphaSmart;

•	the vote required for the proposal to adopt the merger agreement and to approve the transactions contemplated thereby;

•	the termination of its option plans, option agreements and employee stock purchase plan;

•	the approval by the board of directors of AlphaSmart of the merger agreement and the transactions contemplated thereby, and the inapplicability of any state anti-takeover statutes to AlphaSmart, the merger or the shares of AlphaSmart common stock;

•	the absence of transactions between AlphaSmart and related parties since February 6, 2004;

•	product liability and warranty matters of AlphaSmart; and

•	labor and employment matters of AlphaSmart.
      Renaissance, Merger Sub and the LLC made a number of representations and warranties in the merger agreement relating to, among other things:

•	their corporate organization and similar corporate matters;

•	Renaissance’s subsidiaries;

•	their organizational documents and the organizational documents of Renaissance’s subsidiaries;

•	their capitalization;

•	authorization, execution, delivery and performance by and enforceability of the merger agreement against Renaissance, Merger Sub and the LLC;

•	ownership of Merger Sub;

•	ownership of the LLC;

•	the absence of conflicts with or violations of Renaissance’s amended and restated articles of incorporation and by-laws, Merger Sub’s certificate of incorporation and by-laws, the LLC’s certificate of formation and by-laws or applicable laws or material agreements by Renaissance, Merger Sub or the LLC as a result of the mergers;

•	governmental consents, approvals, orders and authorizations required in connection with the mergers;

•	Renaissance’s filings and reports with the SEC;

•	the absence of certain changes or events in Renaissance’s business since September 30, 2004;

•	Renaissance’s compliance with the Sarbanes-Oxley Act of 2002;

•	the absence of undisclosed liabilities required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principals that would have a material adverse effect on Renaissance;

•	the absence of notification by either Renaissance’s independent registered public accounting firm or by the staff of the SEC that such accounting firm or staff are of the view that any financial statement of Renaissance should be restated;

•	the absence of any complaints regarding Renaissance’s accounting or auditing practices, any reports regarding evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Renaissance, or any material internal investigations regarding accounting or revenue recognition;

•	the accuracy of information supplied by Renaissance in connection with this proxy statement/ prospectus and the registration statement of which it is a part;

•	the absence of conflict with, default or violation of, any law, instrument or obligation;

•	the absence of undisclosed litigation involving Renaissance;

•	Renaissance’s title to real and personal properties;

•	environmental matters of Renaissance;

•	intellectual property matters of Renaissance;

•	the payment of fees to finders and financial advisors in connection with the merger agreement and other expenses incurred in connection with the mergers;

•	actions that would prevent the mergers from qualifying as a reorganization under Section 368(a) of the Code;

•	the absence of any material adverse effects on Renaissance since September 30, 2004; and

•	Renaissance’s financial resources to pay all required cash amounts to AlphaSmart stockholders pursuant to the merger agreement.
Covenants Under the Merger Agreement
      Conduct of AlphaSmart’s Business Pending the Merger. AlphaSmart has agreed in the merger agreement that prior to the effective time of the step one merger, unless contemplated by the merger agreement or unless Renaissance otherwise consents in writing, AlphaSmart will, and will cause its subsidiaries to:

•	in all material respects, operate its business only in the usual, regular and ordinary course consistent with past practice;

•	use reasonable efforts to preserve its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with customers;

•	use reasonable efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;

•	use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

•	perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;

•	comply with and perform in all material respects all obligations and duties imposed upon it by all applicable laws; and

•	not take any action or fail to take any action that individually or in the aggregate could be expected to have a material adverse effect on AlphaSmart and its subsidiaries, taken as a whole.
      In addition, AlphaSmart agreed that prior to the effective time of the step one merger, unless contemplated by the merger agreement or unless Renaissance otherwise consents in writing, AlphaSmart will, and will cause its subsidiaries to, conduct its business in compliance with specific restrictions relating, among other things, to the following:

•	employees, employee benefits and labor matters;

•	the issuance of dividends or other distributions;

•	the redemption, purchase or other acquisition of shares of AlphaSmart capital stock or other equity interests;

•	the liquidation, sale, disposition or encumbrance of any assets or the acquisition of any assets, other than in the ordinary course of business and consistent with past practice;

•	splitting, combining or reclassifying any of its capital stock or other equity interests or issuing, authorizing or proposing the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other equity interests;

•	the issuance, delivery, award, grant or sale of any shares of any class of capital stock or other equity interests of AlphaSmart or its subsidiaries, subject to certain exceptions;

•	the modification of AlphaSmart’s amended and restated certificate of incorporation or bylaws;

•	accounting policies and procedures;

•	methods of reporting income or deductions for federal income tax purposes;

•	the sale, assignment, transfer, pledge, mortgage or encumbrance of AlphaSmart’s assets;

•	the incurrence of material liabilities or material obligations;

•	the acquisition of assets or securities;

•	the discharge, waiver, satisfaction, release or relinquishment of any material contract rights, liens, encumbrances, debt or claims;

•	settlement of litigation;

•	certain capital expenditures;

•	taking any action or failing to take any action which individually or in the aggregate could be expected to have a material adverse effect on AlphaSmart or its subsidiaries, taken as a whole;

•	amending, modifying or consenting to the termination of any material contract, subject to certain exceptions;

•	amending, waiving, modifying or consenting to the termination of any of AlphaSmart’s, or its subsidiaries, rights under any material contract;

•	required filings with the SEC; and

•	engaging in any action with the intent to directly or indirectly impact any of the transactions contemplated by the merger agreement in such a way that would be reasonably expected to have a material adverse effect on AlphaSmart and its subsidiaries, taken as a whole.
      Conduct of Renaissance’s, Merger Sub’s and the LLC’s Business Pending the Merger. Each of Renaissance, Merger Sub and the LLC has agreed in the merger agreement that prior to the effective time of the step one merger, unless contemplated by the merger agreement or unless AlphaSmart otherwise consents in writing, each of Renaissance, Merger Sub and the LLC will, and Renaissance will cause its subsidiaries to:

•	maintain its corporate existence in good standing;

•	conduct its business in a manner that does not violate any law, subject to an exception for immaterial possible violations; and

•	carry on its business in the ordinary course in all material respects, consistent with past practice, and use commercially reasonable efforts to preserve intact its business, organization and relationships with third parties and to keep available the services of its officers and employees.
      In addition, Renaissance agreed that prior to the effective time of the step one merger, unless contemplated by the merger agreement or unless AlphaSmart otherwise consents in writing, Renaissance will, and will cause each of its subsidiaries to, conduct its business in compliance with specific restrictions relating, among other things, to the following:

•	the amendment of its charter documents;

•	solely in the case of Renaissance, the issuance of extraordinary dividends or other distributions (except that Renaissance is permitted to increase the quarterly dividend paid on its common stock);

•	knowingly taking any action that would result in a failure to maintain trading of Renaissance common stock on the Nasdaq National Market System;

•	required filings with the SEC;

•	entering into, or publicly announcing an intention to enter into, a definitive agreement for any acquisition, merger or other business combination if such transaction would be deemed to be a significant acquisition as defined in Rule 11-01(b)(1) of Regulation S-X promulgated by the SEC or would present a substantial risk of delay in the termination or expiration of any waiting period applicable to the merger under the HSR Act;

•	solely in the case of Renaissance, the redemption, purchase or acquisition of shares of Renaissance capital stock or other equity interests, except pursuant to redemptions of Renaissance common stock under Renaissance’s stock repurchase program; and

•	engaging in any action with the intent to directly or indirectly impact any of the transactions contemplated by the merger agreement in such a way that would be reasonably expected to have a material adverse effect on Renaissance and its subsidiaries, taken as a whole.

Acquisition Proposals By Third Parties
      The merger agreement contains provisions prohibiting AlphaSmart from seeking a competing transaction, subject to certain exceptions described below. Under these “no solicitation” provisions, AlphaSmart has agreed that it will not, directly or indirectly, and will not authorize or knowingly permit any of its officers, directors, employees, or advisors, to take any of the following actions:

•	initiate, solicit, encourage or facilitate, or furnish information or assistance in furtherance of, a “competing proposal”; or

•	negotiate or otherwise engage in discussions with any person (other than Renaissance or its directors, officers, employees, agents and representatives) with respect to any competing proposal.
      However, prior to the adoption of the merger agreement and approval of the transactions contemplated thereby at the special meeting, AlphaSmart may, after providing written notice to Renaissance, furnish information to and enter into discussions or negotiations with any person that makes an unsolicited bona fide competing proposal that the AlphaSmart board of directors in good faith, after consultation with its outside counsel and financial advisor, concludes is likely to result in, or constitutes, a “superior competing transaction” if, and only to the extent that, the AlphaSmart board of directors determines in good faith, after consultation with outside counsel, that failing to take such action would be reasonably likely to constitute failure of the board of directors to comply with its fiduciary duties to AlphaSmart’s stockholders under applicable law.
      AlphaSmart has agreed to provide Renaissance with notice of any competing proposal it receives.
      A “competing proposal” is any of the following:

•	any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets of AlphaSmart and its subsidiaries taken as a whole, or 15% or more of any class of equity securities of AlphaSmart or any of its subsidiaries;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more any class of equity securities of AlphaSmart or any of its subsidiaries; or

•	any merger, consolidation, business combination, recapitalization, or similar transaction involving AlphaSmart or any of its subsidiaries, other than the transactions contemplated by the merger agreement.
      A “superior competing transaction” is a proposal made by a third party to acquire more than 50% of the combined voting power of the shares of AlphaSmart common stock then outstanding or all or substantially all of the assets of AlphaSmart, and otherwise on terms that the AlphaSmart board of directors determines in its good faith judgment, after consultation with its outside counsel and financial advisor, to be more favorable to AlphaSmart’s stockholders than the merger and for which financing, to the extent required, is then committed or is, in the good faith judgment of the AlphaSmart board of directors, reasonably capable of being obtained by such third party.
      Renaissance may terminate the merger agreement if a proposal for a superior competing transaction exists with respect to AlphaSmart and the board of directors of AlphaSmart has withdrawn or modified in a manner adverse to Renaissance its approval and recommendation to adopt the merger agreement and to approve the transactions contemplated thereby or if the board of directors of AlphaSmart approves or recommends such superior competing transaction. Likewise, AlphaSmart may terminate the merger agreement if AlphaSmart receives a proposal for a superior competing transaction. If either Renaissance or AlphaSmart terminates the merger agreement in connection with these provisions, AlphaSmart has agreed to promptly pay Renaissance a fee of $2.5 million.

Other Agreements
      The merger agreement contains other mutual agreements, in addition to the covenants relating to the conduct of business described above, including the following mutual agreements:

•	to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, including this proxy statement/ prospectus and the registration statement of which this proxy statement/ prospectus is a part, and to obtain and comply with all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the merger agreement;

•	to provide each other, upon request, with all information concerning themselves for purposes of this document and other filings and statements made in connection with the mergers;

•	to use commercially reasonable efforts to cause the mergers to qualify as a reorganization under Section 368(a) of the Code;

•	to provide each other with reasonable access to its properties, books, contracts, commitments and records;

•	not to issue or cause the publication of any press release or other public announcement with respect to the mergers, the merger agreement or the other transactions contemplated thereby without the prior approval of the other party, except such disclosures as may be required by law or by the Nasdaq National Market System regulations or listing requirements; provided that each of Renaissance and AlphaSmart may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as such statements are not inconsistent with previous disclosures made by Renaissance and/or AlphaSmart and do not reveal non-public information regarding the other party;

•	to agree to be bound by the confidentiality letters entered into between the two parties prior to execution of the merger agreement, including following the termination of the merger agreement; and

•	to promptly notify the other of any communications received in connection with the merger agreement regarding consents required, notice received by any governmental authority, commenced or threatened litigation against the party or its subsidiaries, the inaccuracy of any representation or warranty contained in the merger agreement, or the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied under the merger agreement.
      Renaissance has also agreed:

•	to use its reasonable efforts to cause the shares of Renaissance common stock issued in the step one merger to be approved for listing on the Nasdaq National Market System;

•	to reasonably cooperate with AlphaSmart in implementing a cashless exercise program for holders of “in-the-money” options under AlphaSmart’s option plans so that such holders may exercise their options in exchange for their proportionate share of the merger consideration;

•	to use commercially reasonable efforts to have the registration statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of the registration statement through the effective time;

•	to address certain employee benefit matters (see “— Employee Benefit Plans” on page 79);

•	that, from and after the effective time of the step one merger, it will fulfill and honor AlphaSmart’s obligations under AlphaSmart’s organizational documents and any indemnification agreement with any person who is or was an officer, director, employee or agent of AlphaSmart prior to the effective time with respect to claims related to matters arising out of their service as an officer, director, employee or agent of AlphaSmart occurring prior to the effective time; and

•	to assume, and to cause the surviving company of the step two merger to assume, a “tail” policy under AlphaSmart’s directors’ and officers’ insurance policy that has an effective term of six years from the effective time of the step one merger.
      AlphaSmart has also agreed:

•	to deliver to Renaissance a letter identifying all persons who are affiliates of AlphaSmart and to use its commercially reasonable efforts to obtain from each such person a written affiliate letter agreement;

•	to terminate its option plans and agreements, and all outstanding options issued thereunder, and the AlphaSmart 2003 Employee Stock Purchase Plan on or prior to the effective time of the step one merger;

•	to take all action necessary to convene and hold the special meeting of its shareholders as promptly as practicable to consider and vote on the merger agreement and the transactions contemplated thereby and to use its commercially reasonable efforts to solicit from stockholders of AlphaSmart proxies in favor of the proposal to adopt the merger agreement and to approve the transactions contemplated thereby;

•	to use all commercially reasonable efforts to obtain all approvals, including any consents, waivers and approvals under any of its or its subsidiaries respective agreements, contracts, licenses or leases, required to be obtained in connection with the consummation of the transactions contemplated by the merger agreement;

•	not to amend or enter into new indemnification agreements with its directors, officers, employees or agents, other than amendments to such indemnification agreements with its officers who will become officers of the surviving company as a result of the mergers; and

•	to take all steps as may be required to cause the transactions contemplated by the merger agreement, including any dispositions of AlphaSmart common stock by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 promulgated under such Act.
Required Regulatory Approvals
      The mergers are subject to review by the Antitrust Division of the Department of Justice and by the Federal Trade Commission under the HSR Act, and on March 4, 2005, AlphaSmart and Renaissance received early termination of the waiting period under the HSR Act.
      After the statutory waiting period, and even after completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. AlphaSmart and Renaissance cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, AlphaSmart and Renaissance will prevail.
Conditions to Completion of the Mergers
      The respective obligations of Renaissance and AlphaSmart to complete the mergers and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	the SEC shall have declared the registration statement of which this document is a part effective under the Securities Act and no stop order or similar restraining order suspending the effectiveness of the registration agreement shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC or any state securities administrator;

•	the merger agreement must be adopted and the transactions contemplated thereby must be approved by the holders of a majority of the outstanding shares of AlphaSmart common stock;

•	all waiting periods under the HSR Act must have expired or been terminated; and

•	no provision of any applicable laws and no judgment, injunction, order or decree shall restrict, prevent or prohibit the consummation of the mergers or the transactions contemplated by the merger agreement.
      Each party’s obligation to effect the mergers is further subject to the satisfaction or waiver of the additional conditions:

•	the representations and warranties of the other party set forth in the merger agreement must be true and correct without reference to any qualification as to materiality, except where a failure to be true and correct would not have a material adverse effect on the party making the representations and warranties; and

•	the other party to the merger agreement must have performed in all material respects all of its agreements and covenants required by the merger agreement.
      The obligations of Renaissance, Merger Sub and the LLC to complete the mergers are also subject to the following conditions:

•	AlphaSmart’s delivery to Renaissance of a certificate regarding AlphaSmart’s representations and warranties;

•	AlphaSmart shall have terminated all option plans and agreements, and all related outstanding options, and the AlphaSmart 2003 Employee Stock Purchase Plan;

•	If holders of AlphaSmart common stock have delivered a notice of intent to exercise their appraisal rights under Delaware law, these holders must not hold more than 10% of the outstanding shares of AlphaSmart common stock;

•	AlphaSmart obtaining all approvals, and making all filings, required for the authorization, execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, except for approvals and filings the failure of which to obtain or make would not have a material adverse effect on AlphaSmart;

•	the absence of any pending action, proceeding or investigation before any court or administrative agency or by a government agency or any other person challenging or seeking to restrain or prohibit the consummation of the mergers, seeking material damages in connection with the mergers, or seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Renaissance of the business or assets of AlphaSmart, which represents a material adverse effect on either AlphaSmart or Renaissance;

•	delivery to Renaissance by Godfrey & Kahn, S.C. of an opinion to the effect that the step one and step two mergers, taken together, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that if this opinion is not delivered, this condition will be deemed to be satisfied if Renaissance receives an opinion to this effect from Wilson Sonsini Goodrich & Rosati, P.C. or another law firm selected by AlphaSmart and reasonably acceptable to Renaissance; and

•	there must not have occurred, since the date of the merger agreement, any undisclosed material adverse effect on AlphaSmart and its subsidiaries that is continuing, and AlphaSmart’s delivery to Renaissance of a certificate to that effect.
      The obligation of AlphaSmart to complete the mergers is also subject to the following conditions:

•	Renaissance’s delivery to AlphaSmart of a certificate regarding Renaissance’s representations and warranties;

•	Renaissance obtaining all approvals, and making all filings required, for the authorization, execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, except for approvals and filings the failure of which to obtain or make would not have a material adverse effect on Renaissance;

•	delivery to AlphaSmart by Wilson Sonsini Goodrich & Rosati, P.C. of an opinion to the effect that the step one and step two mergers, taken together, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided however, that if this opinion is not delivered, this condition will be deemed to be satisfied if AlphaSmart receives an opinion to this effect from Godfrey & Kahn, S.C., or another law firm selected by Renaissance and reasonably acceptable to AlphaSmart;

•	there must not have occurred, since the date of the merger agreement, any undisclosed material adverse effect on Renaissance and its subsidiaries that is continuing, and Renaissance’s delivery to AlphaSmart of a certificate to that effect; and

•	the shares of Renaissance common stock to be issued at the effective time of the step one merger shall have been authorized for listing on the Nasdaq National Market System.
Employee Benefit Plans
      After the effective time of the step one merger, Renaissance will provide AlphaSmart employees with full credit for their prior service with AlphaSmart and its subsidiaries for:

•	purposes of eligibility and vesting under any qualified or nonqualified retirement or profit sharing plans maintained by Renaissance in which the AlphaSmart employee may be eligible to participate; and

•	all purposes under any welfare benefit plans, “cafeteria plans,” vacation plans and similar arrangements maintained by Renaissance.
      With respect to any welfare benefit plans in which AlphaSmart employees may be eligible to participate in after the effective time of the step one merger, Renaissance will waive all limitations as to preexisting conditions and waiting periods, other than limitations or waiting periods that are already in effect with respect to these employees and that have not been satisfied as of the effective time of the step one merger under any welfare benefit plan maintained for AlphaSmart employees immediately prior to the effective time of the step one merger. After the effective time of the step one merger, AlphaSmart employees will be integrated into Renaissance’s health and dental plans and other employee welfare benefit plans at a time determined on a plan-by-plan basis by Renaissance. If integration occurs during a plan year, AlphaSmart employees will receive credit for co-pays, deductibles and similar limits. Until this integration, the respective AlphaSmart benefit plans will remain in effect. After the effective time of the step one merger, AlphaSmart’s 401(k) plan will remain in effect until frozen or merged into Renaissance’s 401(k) plan and, as soon as reasonably practicable after the date AlphaSmart’s 401(k) plan is frozen or merged, AlphaSmart employees will be integrated into Renaissance’s 401(k) plan or its nonqualified supplemental executive retirement plan. AlphaSmart’s UK Group Stakeholder Pension Scheme will remain in effect after the effective time of the step one merger until Renaissance decides to discontinue the plan.
AlphaSmart’s Option Plans; Employee Stock Purchase Plan
      Renaissance will not assume any AlphaSmart option plan or agreement, or any options outstanding thereunder, or AlphaSmart’s 2003 Employee Stock Purchase Plan (the “AlphaSmart ESPP”). AlphaSmart will take all necessary action to terminate the option plans and agreements, and any related outstanding options, and the AlphaSmart ESPP on or prior to the effective time of the step one merger. As a result of the mergers, all outstanding options under AlphaSmart’s stock option plans and agreements will fully vest and become exercisable. Persons who exercise their options prior to the effective time of the step one merger will be entitled to elect the form of merger consideration they desire, just like other

AlphaSmart stockholders. If persons holding such options choose not to exercise their options prior to the effective time of the step one merger, their options will terminate at the effective time of the step one merger and the holder thereof will be entitled to receive an amount in cash in lieu of such canceled stock option equal to the product of (a) the number of shares of common stock subject to such stock option multiplied by (b) the excess, if any, of (x) $3.75 over (y) the per share exercise price of such stock option, less applicable withholding taxes. AlphaSmart stock options with exercise prices higher than $3.75 will not be entitled to any cash payment. In connection with the merger agreement, AlphaSmart suspended the effectiveness of the purchase period that would have commenced under the AlphaSmart ESPP on February 1, 2005. As a result, at the effective time of the step one merger, there will be no outstanding purchase rights under the AlphaSmart ESPP.
Termination of the Merger Agreement
      The merger agreement may be terminated at any time before the effective time of the step one merger by:

•	the mutual written consent of AlphaSmart and Renaissance;

•	either AlphaSmart or Renaissance, upon a breach of a representation, warranty or covenant of the other party contained in the merger agreement that is not curable prior to August 1, 2005;

•	either AlphaSmart or Renaissance, if a permanent injunction preventing the consummation of the mergers shall have become final and unappealable;

•	either AlphaSmart or Renaissance, if the required approval of the AlphaSmart stockholders is not obtained at the special meeting;

•	Renaissance, if there exists a proposal for a superior competing transaction and AlphaSmart’s board of directors withdraws or modifies in a manner adverse to Renaissance its recommendation “FOR” the proposal to adopt the merger agreement and to approve the transactions contemplated thereby or if AlphaSmart’s board of directors has approved or recommended such superior competing transaction;

•	AlphaSmart, if AlphaSmart receives a proposal for a superior competing transaction; and

•	either AlphaSmart or Renaissance, if the mergers have not been consummated by noon Central Time on August 1, 2005.
Termination Fee
      AlphaSmart shall pay to Renaissance a termination fee of $2.5 million if the merger agreement is terminated by:

•	Renaissance, if there exists a proposal for a superior competing transaction and AlphaSmart’s board of directors withdraws or modifies in a manner adverse to Renaissance its recommendation “FOR” the proposal to adopt the merger agreement and to approve the related transactions or if AlphaSmart’s board of directors has approved or recommended such superior competing transaction; or

•	AlphaSmart, if AlphaSmart receives a proposal for a superior competing transaction.
Amendment, Extension and Waiver
      AlphaSmart and Renaissance may amend the merger agreement at any time prior to the effective time of the step one merger. However, after approval by AlphaSmart’s shareholders, no amendment may be made that reduces the amount or changes the type of consideration to be delivered to AlphaSmart stockholders. Any amendment to the merger agreement must be in writing and signed on behalf of both AlphaSmart and Renaissance.

      At any time before the effective time of the step one merger, AlphaSmart and Renaissance may:

•	extend the time for performance of any of the other party’s obligations;

•	waive any inaccuracies contained in the representations and warranties in the merger agreement or any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.
      Any agreement to an extension or waiver must be in writing signed on behalf of the party agreeing to the extension or waiver.
Expenses
      The merger agreement provides that each party will pay its own costs and expenses in connection with the mergers and the transactions contemplated by the merger agreement.
Material United States Federal Income Tax Consequences of the Mergers
      Subject to the assumptions and limitations discussed below and in the opinions of Godfrey & Kahn, S.C., counsel to Renaissance, and Wilson Sonsini Goodrich & Rosati, P.C., counsel to AlphaSmart, the following discussion sets forth the material United States federal income tax consequences of the mergers to AlphaSmart stockholders. This discussion is based on the Code and the related Treasury regulations, administrative interpretations and court decisions in effect as of the date of this proxy statement/ prospectus, all of which are subject to change, possibly with retroactive effect. Any change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the mergers. This discussion applies only to AlphaSmart stockholders that hold their shares of AlphaSmart common stock, and will hold the shares of Renaissance common stock received in exchange for their shares of AlphaSmart common stock, if any, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the mergers that may be relevant to particular holders, including holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are:

•	dealers in securities;

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	holders of shares of AlphaSmart common stock as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction;

•	holders who have a “functional currency” other than the U.S. dollar;

•	holders who are foreign persons;

•	holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment; and

•	holders who acquired their shares of AlphaSmart common stock through stock option or stock purchase programs or otherwise as compensation.
      In addition, this discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction.
      ALPHASMART STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

      The parties intend that the step one and step two mergers, taken together, will qualify as a “reorganization” pursuant to Section 368(a) of the Code. Completion of the step one and step two mergers is conditioned upon the receipt of additional closing tax opinions from Wilson Sonsini Goodrich & Rosati, P.C., counsel to AlphaSmart, and Godfrey & Kahn, S.C., counsel to Renaissance, that the step one and step two mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. The particular provision of Section 368(a) relied upon is Section 368(a)(1)(A), which treats statutory mergers as “reorganizations” as long as certain other non-statutory criteria are met. The primary non-statutory test in this context is the continuity of interest test. Whether this test is met may depend on facts that may not be known until closing.
      The continuity of interest test requires that, after the step one and step two mergers, the AlphaSmart stockholders must continue to own a substantial part of the value of their proprietary interests in AlphaSmart by virtue of their ownership of Renaissance common stock. There is no definitive standard for determining whether the continuity of interest test has been met. For purposes of rendering the tax opinions, however, the continuity of interest test will be considered satisfied if the value, using the closing date price, of the Renaissance common stock received by AlphaSmart stockholders constitutes at least 40% of the aggregate transaction consideration. Aggregate transaction consideration, for purposes of this calculation, will consist of both the consideration received by AlphaSmart stockholders in exchange for their AlphaSmart common stock in the step one merger, including amounts received by AlphaSmart stockholders exercising their appraisal rights, and cash amounts received by holders of “in-the-money” options that are not exercised before closing of the step one merger.
      The closing tax opinions will be given in reliance on customary representations and assumptions as to factual matters. The closing tax opinions are not, however, binding on the Internal Revenue Service and no ruling has been or will be obtained from the Internal Revenue Service as to the U.S. federal income tax consequences of the mergers. If the Internal Revenue Service were to successfully contend that the step one and step two mergers, taken together, do not constitute a “reorganization,” the tax consequences to AlphaSmart stockholders would be as set forth below under “— Tax Consequences if the Acquisition of AlphaSmart Does Not Qualify as a Reorganization Under Section 368 of the Code.” In the event that the assumptions underlying the closing tax opinions are incorrect and the ultimate facts do not support reorganization treatment, the closing tax opinions cannot be relied upon.
      Even if the step one and step two mergers, taken together, qualify as a “reorganization,” the federal income tax consequences of the step one merger to each AlphaSmart stockholder will vary depending on whether the AlphaSmart stockholder receives cash, stock, or a combination of cash and stock in exchange for the stockholder’s shares of AlphaSmart common stock. At the time that an AlphaSmart stockholder makes an election to receive cash or stock, the stockholder will not know if, and to what extent, the redesignation procedures or the advice of tax counsel with respect to the continuity of interest test will alter the mix of consideration to be received. See description under “The Merger Agreement — Continuity of Interest Test.” As a result, the tax consequences to each stockholder will not be ascertainable with certainty until the stockholder knows the precise amounts of cash and stock that will be received in the step one merger.
      Holders who Exchange Shares of AlphaSmart Common Stock Solely for Cash, Including Stockholders Exercising Appraisal Rights. Holders of AlphaSmart common stock who exchange all of their shares of AlphaSmart common stock and receive only cash will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis for the shares of AlphaSmart common stock exchanged. The amount and character of gain or loss will be computed separately for each block of AlphaSmart common stock held by the holder. Any recognized gain or loss generally will be capital gain or loss and this capital gain or loss will be long term if, as of the date of the step one merger, the stockholder has held the shares of AlphaSmart common stock for more than one year, or will be short term if, as of such date, the stockholder has held the shares of AlphaSmart common stock for one year or less. Long-term capital gains of individuals are subject to a preferential tax rate (currently 15%) for U.S. federal income tax purposes. The use of capital losses is subject to limitation.

      Holders who Exchange Shares of AlphaSmart Common Stock Solely for Renaissance Common Stock. Holders of AlphaSmart common stock who exchange all of their shares of AlphaSmart common stock and receive only shares of Renaissance common stock in the step one merger will not recognize gain or loss for United States federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Renaissance common stock. Each holder’s aggregate tax basis in the Renaissance common stock received in the step one merger will be the same as his or her aggregate tax basis in the AlphaSmart common stock surrendered in the step one merger, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the Renaissance common stock received in the step one merger by a holder of AlphaSmart common stock will include the holding period of AlphaSmart common stock that he or she surrendered in the step one merger. If an AlphaSmart stockholder has differing tax bases and/or holding periods in respect of the stockholder’s shares of AlphaSmart common stock, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of Renaissance common stock that the stockholder receives.
      Holders who Exchange Shares of AlphaSmart Common Stock for Renaissance Common Stock and Cash. AlphaSmart stockholders who exchange shares of AlphaSmart common stock and receive a combination of Renaissance common stock and cash will recognize gain, but not loss, in the exchange. The gain, if any, recognized will equal the lesser of:

•	the amount of cash received in the exchange; and

•	the amount of gain realized in the exchange.
      The amount of gain that is realized in the exchange will equal the excess of:

•	the sum of the cash plus the fair market value of the Renaissance common stock received in the exchange over

•	the tax basis of the shares of AlphaSmart common stock surrendered in the exchange.
      For this purpose, an AlphaSmart stockholder must calculate gain or loss separately for each identifiable block of shares of AlphaSmart stock that the stockholder surrenders in the step one merger. Because losses are not permitted to be recognized, an AlphaSmart stockholder cannot offset a loss realized on one block of those shares against a gain recognized on another block of those shares. Any gain recognized generally will be capital gain and will be long-term if the shares of AlphaSmart common stock exchanged have been held for more than one year as of the date of the step one merger. The aggregate tax basis in the shares of Renaissance common stock received pursuant to the step one merger will be equal to the aggregate tax basis in the AlphaSmart common stock surrendered in the step one merger, decreased by the amount of cash received and increased by the amount of gain, if any, recognized. The holding period of the Renaissance common stock received in the step one merger by a holder of AlphaSmart common stock will include the holding period of AlphaSmart common stock that he or she surrendered in exchange therefor. Cash received, and gain recognized in, connection with the receipt of cash in lieu of a fractional share of Renaissance common stock are not taken into account in making the computations of gain realized or recognized or basis in the shares received. Rather, this cash and gain are treated as described below.
      Receipt of Cash in Lieu of a Fractional Share. A holder of AlphaSmart common stock who receives cash in lieu of a fractional share of Renaissance common stock will generally recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in the Renaissance common stock that is allocable to the fractional share. This gain or loss will generally constitute capital gain or loss.
      Tax Consequences if the Acquisition of AlphaSmart Does Not Qualify as a Reorganization under Section 368 of the Code. If the Internal Revenue Service were to successfully assert that the mergers do not qualify as a reorganization within the meaning of Section 368(a) of the Code, AlphaSmart stockholders would be required to recognize gain or loss with respect to each share of AlphaSmart common stock surrendered in the step one merger in an amount equal to the difference between (a) the sum of the fair market value of any Renaissance common stock and cash received in the step one merger and (b) the tax basis of the shares of AlphaSmart common stock surrendered in exchange therefor. The amount and character of gain or loss would be computed separately for each block of AlphaSmart common stock that was purchased by the holder in the same transaction. An AlphaSmart stockholder’s aggregate tax basis in the Renaissance common stock received in the step one merger would, in this case, equal its fair market value at the time of the closing of the merger, and the holding period for the Renaissance common stock would begin the day after the closing of the step one merger.
      Information Reporting and Backup Withholding. Certain stockholders may be subject to information reporting with respect to the cash received in exchange for AlphaSmart common stock, including cash received instead of a fractional share interest in shares of Renaissance common stock. Stockholders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. Any amount withheld under these rules is not an additional tax and may be refunded or credited against such stockholders’ federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.
Management and Operations of Renaissance and the LLC Following the Mergers
      General. After the mergers are completed, it is anticipated that AlphaSmart, LLC will remain as Renaissance’s wholly owned subsidiary.
      Management After the Mergers. The executive officers of Renaissance following the mergers will be the same as the executive officers prior to the merger. The officers of AlphaSmart, LLC after the merger will be the same as the officers of AlphaSmart, LLC prior to the merger, except that Ketan Kothari, Manish Kothari and Joseph Barrus will also serve as officers of AlphaSmart, LLC after the merger. See “— Interests of Certain Persons in the Mergers — Employment and Non-Compete Agreements.”
      Board of Directors After the Mergers. The board of directors of Renaissance and AlphaSmart, LLC following the mergers will be the same as the Renaissance board of directors and the AlphaSmart, LLC board of directors, respectively, prior to the mergers.
Interests of Certain Persons in the Mergers
      In considering the recommendation of the AlphaSmart board of directors in favor of the merger agreement and the transactions contemplated thereby, you should be aware that some directors and officers of AlphaSmart have interests in the mergers that may be different from, or in addition to, your interest as an AlphaSmart stockholder. The AlphaSmart board of directors was aware of these potential interests and considered them. These potential interests, to the extent material, include the following:
      Employment and Non-Compete Agreements. In connection with the merger agreement, Renaissance entered into employment agreements with each of Ketan Kothari, Manish Kothari and Joseph Barrus. Each agreement has a term of two years commencing at the effective time of the step one merger. Mr. Ketan Kothari will serve as president of AlphaSmart, LLC; Mr. Manish Kothari will serve as executive vice president of AlphaSmart, LLC; and Mr. Barrus will serve as vice president–research and development of AlphaSmart, LLC.
      Each executive will receive an annual base salary of $200,000, subject to annual review and adjustments by the chief executive officer of AlphaSmart, LLC, and will participate in various employee pension and welfare benefit plans of AlphaSmart, LLC.
      Each executive will also participate in an annual cash bonus program based on AlphaSmart, LLC’s growth, as measured by revenue and earnings growth over AlphaSmart, LLC’s prior fiscal year. The cash bonus is calculated by multiplying the executive’s base salary by AlphaSmart, LLC’s growth rate and multiplied further by a factor set out in each employment agreement. The cash bonus will be paid in the January following the fiscal year for which the bonus relates provided the executive was employed with AlphaSmart, LLC on December 31st of such prior fiscal year. In addition, each executive will be eligible to receive bonus payments tied to payment reductions under a contract renegotiation, and damages paid related to ongoing litigation.
      If the executive is terminated by AlphaSmart, LLC if the executive dies or becomes disabled, AlphaSmart, LLC shall continue to pay the executive’s base salary through the end of the term of the employment agreement, payable in accordance with AlphaSmart, LLC’s normal payroll practices, and reimburse executive for medical and welfare benefit continuation coverage through the end of the term of the employment agreement (or, if earlier, until executive becomes eligible for substantially similar benefits from another employer). If the executive’s employment is terminated by AlphaSmart, LLC without “cause” or if the executive terminates the executive’s employment with “good reason” (as each term is defined below), the executive will receive the same payments and reimbursements as in the case of termination for death or disability, except that payments attributable to the first six months after termination of employment will be paid in a lump sum at the end of the six-month period if such payments are considered to be deferred compensation under Section 409A of the Code and such delay would be necessary to avoid an additional tax under Section 409A of the Code. In the event the executive’s employment with AlphaSmart, LLC is terminated by the executive without “good reason” or AlphaSmart, LLC terminates the executive’s employment for “cause,” AlphaSmart, LLC’s sole obligation shall be to pay to the executive all accrued but unpaid vacation, expense reimbursements, salary and other benefits due to the executive under any AlphaSmart, LLC or Renaissance provided plans, policies and arrangements.
      Under the employment agreements, “cause” means the executive has:

•	materially breached any material provision of the employment agreement which is not cured within 10 days of written notice to the executive by AlphaSmart, LLC;

•	committed a material act of dishonesty or disloyalty involving AlphaSmart, LLC that has a material detrimental effect on AlphaSmart, LLC’s reputation or business;

•	committed gross negligence, misconduct or any violation of law in the performance of the executive’s duties for AlphaSmart, LLC, which is injurious to AlphaSmart, LLC;

•	used alcohol or drugs in a manner that has an adverse material effect upon the performance of his duties for AlphaSmart, LLC; or

•	pled no contest or is convicted of a felony crime or crime involving moral turpitude which, in the reasonable judgment of AlphaSmart, LLC, is likely to have a material detrimental effect on the reputation or business of AlphaSmart, LLC and/or its affiliates.
      Under the employment agreements, “good reason” means the executive has voluntarily resigned following:

•	a significant reduction of the executive’s duties, position or responsibilities, or the removal of the executive from such position and responsibilities, unless the executive is provided with a comparable position;

•	a reduction by AlphaSmart, LLC in the executive’s annual salary; or

•	the relocation of the executive to a facility or a location more 25 miles from the executive’s then present location.
      Each executive has agreed that during the employment term of the employment agreement and for a period of 18 months following the executive’s termination of employment with AlphaSmart, LLC, the executive will not induce, or attempt to induce, any employee of or consultant engaged by AlphaSmart, LLC or any if its affiliates to leave the employ of AlphaSmart, LLC or any of its affiliates. In addition, each executive and AlphaSmart, LLC agrees not to disparage the reputation of the other party and each executive agrees to be subject to a confidentiality agreement.

      Each of Mr. Ketan Kothari, Mr. Manish Kothari and Mr. Barrus has entered into non-compete agreements with AlphaSmart, LLC in connection with the mergers, to be effective as of the effective time of the step two merger. The agreements provide that each executive will not, for five years from the effective time of the step two merger, compete with AlphaSmart, LLC anywhere within the state of California or in any other state in which AlphaSmart, LLC has engaged in business. The executives, however, may own, as a passive investment, no more than an aggregate five percent (5%) of the outstanding securities of any entity engaged in the business of AlphaSmart, LLC, and may work for a division, entity or subgroup of any entity that engages in the business of AlphaSmart, LLC so long as such entity does not compete directly with AlphaSmart, LLC. Following a change of control of AlphaSmart, LLC or Renaissance, if the executive is terminated without “cause” or resigns for “good reason,” then on the date of such termination or on the date severance benefits under such executive’s employment agreement cease to be paid, the non-compete restrictions will no longer apply.
      Indemnification and Insurance. From and after the effective time of the step one merger, Renaissance has agreed to honor AlphaSmart’s obligations with respect to indemnification or exculpation provisions in favor of any person who is or was a director, officer, employee or agent of AlphaSmart as provided in AlphaSmart’s organizational documents, indemnification agreements of AlphaSmart with such person or otherwise in effect as of the date the merger agreement was signed with respect to claims related to matters occurring prior to the effective time of the step one merger.
      Renaissance has also agreed to assume a “tail” policy under AlphaSmart’s directors’ and officers’ insurance policy in effect immediately before the effective time of the step one merger which has an effective term of six (6) years from the effective time of the step one merger, covers those persons who are covered by AlphaSmart’s directors’ and officers’ insurance policy in effect immediately prior to the effective time of the step one merger, contains terms and conditions, including coverage amounts, which are no less advantageous than those contained in the terms and conditions of AlphaSmart’s directors’ and officers’ insurance policies in effect immediately prior to the effective time of the step one merger, and has an aggregate premium of no more than $225,000. Renaissance agreed to use its best efforts to maintain in effect such “tail” policy for the duration of its term without amendment or cancellation.
      Stock Ownership. As of February 22, 2005, directors and officers of AlphaSmart beneficially owned approximately 65% of the shares of common stock of AlphaSmart entitled to vote at the special meeting.
Accounting Treatment
      Renaissance intends to treat the mergers as a purchase by Renaissance of AlphaSmart under generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of AlphaSmart will be recorded, as of the completion of the mergers, at the respective fair market values, in the financial statements of Renaissance. Financial statements and reported results of operations of Renaissance issued after the completion of the mergers will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of AlphaSmart.
Stock Exchange Listing
      The merger agreement provides that Renaissance will use all reasonable efforts to cause the shares of Renaissance common stock to be issued in the step one merger to be approved for trading on the Nasdaq National Market System.
Appraisal Rights
      Under Section 262 of the Delaware General Corporation Law (the “DGCL”), any holder of AlphaSmart common stock who does not wish to accept the merger consideration may dissent from the step one merger and elect to exercise appraisal rights. A stockholder who exercises appraisal rights may ask the Delaware Court of Chancery to determine the fair value of his or her shares, exclusive of any element of value arising from the accomplishment or expectation of the step one merger, and receive payment of fair value in cash, together with a fair rate of interest, if any, provided that the stockholder complies with the provisions of Section 262 of the DGCL.
      The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this proxy statement as Appendix D. All references in Section 262 of the DGCL to a “stockholder” and in this summary to a “stockholder” are to the record holder of the shares of AlphaSmart common stock who asserts appraisal rights.
      Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the merger agreement, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/ prospectus constitutes such notice, and the applicable statutory provisions are attached to this proxy statement/ prospectus as Appendix D. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Appendix D. Any holder of AlphaSmart common stock, who wishes to exercise appraisal rights or who wishes to preserve the right to do so, should review the following discussion and Appendix D carefully. Failure to comply with the procedures of Section 262 of the DGCL, in a timely and proper manner, will result in the loss of appraisal rights. If you lose your appraisal rights, you will be entitled to receive the merger consideration described in the merger agreement.
      Stockholders wishing to exercise the right to dissent from the step one merger and seek an appraisal of their shares must do ALL of the following:

•	The stockholder must not vote in favor of the proposal to adopt the merger agreement and to approve the transactions contemplated thereby. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal or abstain.

•	The stockholder must deliver to AlphaSmart a written demand for appraisal before the vote on the merger agreement at the special meeting.

•	The stockholder must not submit a letter of transmittal and election form. The stockholder must continuously hold the shares from the date of making the demand through the effective time of the step one merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the step one merger.

•	The stockholder must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares within 120 days after the effective time of the step one merger. The surviving company is under no obligation, and has no intention, to file any petition.
      Neither voting, in person or by proxy, against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
      Only a holder of record of shares of AlphaSmart common stock issued and outstanding immediately prior to the effective time of the step one merger may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates. The demand must reasonably inform AlphaSmart of the identity of the stockholder and that the stockholder intends to demand appraisal of his or her common stock. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH

AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.
      A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:
ALPHASMART, INC.
973 UNIVERSITY AVENUE
LOS GATOS, CALIFORNIA 95032
ATTENTION: LISA MALDONADO
ACCOUNTING MANAGER
      If the step one merger is completed, AlphaSmart will give written notice of the effective time of the step one merger within 10 days after such effective time to each former AlphaSmart stockholder who did not vote in favor of the merger agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL. Within 120 days after the effective time of the step one merger, but not later, either the surviving company or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of AlphaSmart common stock held by all dissenting stockholders. The surviving company is under no obligation, and has no intention, to file any petition. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
      Within 120 days after the effective time of the step one merger, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which AlphaSmart has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to the stockholder within 10 days of receipt of the request.
      If any party files a petition for appraisal in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings and any stockholder who fails to comply with such direction may be dismissed from such proceedings. If the stockholder fails to comply with the court’s direction, the court may dismiss the proceeding against the stockholder. The Delaware Court of Chancery will thereafter determine the fair value of the shares of AlphaSmart common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the step one merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value.
      In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery may determine the fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise receive under the merger agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement.
      The Delaware Court of Chancery will determine the costs of the appraisal proceeding and will allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.
      Stockholders should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration. A fairness opinion of an investment banking firm does not in any manner address fair value under Section 262 of the DGCL.
      Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the effective time of the step one merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the step one merger.
      Any stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering to the surviving company a written withdrawal of the demand for appraisal, except that any attempt to withdraw made more than 60 days after the effective time of the step one merger will require written approval of the surviving company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.
      FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS, IN WHICH EVENT YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO YOUR DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE AN ALPHASMART STOCKHOLDER AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

STOCKHOLDERS VOTING AGREEMENTS
      AlphaSmart stockholders who collectively own approximately 60% of AlphaSmart’s common stock, including AlphaSmart’s three founders, have entered into voting agreements with Renaissance and Merger Sub. These voting agreements grant Renaissance irrevocable proxies to vote any shares of AlphaSmart common stock over which such stockholder has sole voting power in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby and against any action, agreement or transaction, other than the merger agreement or the transactions contemplated thereby, or proposal, including any competing proposal, that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of AlphaSmart under the merger agreement or that could result in any of the conditions to AlphaSmart’s obligations under the merger agreement not being fulfilled.
      The voting agreements prohibit the sale, assignment, transfer or other disposition by these AlphaSmart stockholders of their shares of AlphaSmart common stock, except pursuant to “permitted transfers.” For purposes of the voting agreements, permitted transfers shall mean any one of the following:

•	a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the terms and conditions of the voting agreement and there shall be no further transfer of such shares except in accordance with the voting agreement;

•	a transfer to any trust, or limited partnership, for the direct or indirect benefit of the AlphaSmart stockholder or his or her immediate family members, provided that the transferee or transferees agree to be bound in writing by the terms and conditions of the voting agreement and there shall be no further transfer of such shares except in accordance with the voting agreement; or

•	if the stockholder is an entity, a transfer to any wholly owned subsidiary, parent company, or member, general partner or limited partner of such entity, provided that the transferee executes an agreement stating that the transferee is receiving and holding the shares subject to the terms and conditions of the voting agreement and there shall be no further transfer of such shares except in accordance with the voting agreement.
      Each stockholder executing a voting agreement has made representations and warranties to Renaissance and Merger Sub regarding any information relating to and provided in writing by such stockholder or its affiliates for inclusion in this proxy statement/ prospectus and regarding its ownership and unencumbered title to the shares of AlphaSmart stock subject to the voting agreement. These AlphaSmart stockholders, on the one hand, and Renaissance and Merger Sub, on the other hand, have also made reciprocal representations and warranties to each other regarding power and authority to execute the voting agreement, and due execution and enforceability of the voting agreement.
      The voting agreements will terminate at the earlier of:

•	the effective time of the step one merger;

•	termination of the merger agreement in accordance with its terms;

•	the date that the merger agreement is amended pursuant to the terms thereof to reduce the merger consideration to be received by such AlphaSmart stockholder;

•	upon the written consent of such stockholder and Renaissance; or

•	at such time as any other stockholders voting agreement entered into in connection with the mergers is terminated.
ALPHASMART AFFILIATE LETTERS
      The shares of Renaissance common stock that AlphaSmart stockholders will own following the step one merger have been registered under the Securities Act. They may be freely traded and without restriction by you if you are not an “affiliate” of AlphaSmart under the Securities Act. An affiliate of AlphaSmart, as defined by the rules under the Securities Act, is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, AlphaSmart. AlphaSmart has agreed to use its commercially reasonable efforts to obtain from each of these affiliates an “affiliate letter” pursuant to which each such affiliate agrees not to sell, transfer or otherwise dispose of Renaissance common stock received by them in the step one merger in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder. These AlphaSmart affiliates have been advised that they may not sell, transfer or otherwise dispose of shares of Renaissance common stock received by them in connection with the step one merger unless such sale, transfer or other disposition has been registered under the Securities Act, is made in accordance with Rule 145 promulgated by the SEC under the Securities Act, or is otherwise exempt from registration under the Securities Act in the opinion of legal counsel reasonably acceptable to Renaissance. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of any class of capital stock.
      In accordance with the affiliate letters, Renaissance will be entitled to place appropriate restrictive legends on these AlphaSmart stockholders’ certificates evidencing any Renaissance common stock to be received by them in connection with the step one merger. Execution of an affiliate letter does not constitute an admission by the AlphaSmart stockholder to being an affiliate of AlphaSmart.
INFORMATION ABOUT RENAISSANCE
      Renaissance is a leading provider of learning information systems software and school improvement programs to pre-kindergarten through senior high (“pre-K-12”) schools in the United States and Canada. Renaissance’s computer-based learning information systems and related training, school improvement programs, professional development and technical services help educators motivate students, accelerate learning, improve test scores, and help students master standards by increasing the quality, quantity, and timeliness of performance data available to educators to facilitate increased student practice of essential skills and support instruction. Learning information systems provide benefits to educators similar to those management information systems provide to business managers. As of December 31, 2004, Renaissance had sold its products to more than 67,000, or about 52%, of the K-12 schools in North America.
      Renaissance was founded in 1986 and is incorporated under the laws of the State of Wisconsin. Renaissance’s common stock trades on the Nasdaq Stock Market under the symbol “RLRN.” Renaissance’s principal executive offices are located at 2911 Peach Street, P.O. Box 8036, Wisconsin Rapids, Wisconsin 54495, and its telephone number is (715) 424-3636.
      Additional information concerning Renaissance is included in Renaissance’s reports filed under the Exchange Act that are incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information” beginning on page 136.
      More information regarding the corporate structure and governance of Renaissance is contained in the section entitled “Comparative Rights of Stockholders” beginning on page 121.
INFORMATION ABOUT ALPHASMART
Overview
      AlphaSmart is a provider of affordable, portable personal learning solutions for the K-12 classroom. AlphaSmart’s portable personal learning solutions include computer-companion products that are designed to improve and assess students’ academic skills, increase teachers’ classroom productivity, and reduce administrators’ total cost of ownership for district-wide technology literacy and access. AlphaSmart’s computer-companion products are based on three rugged hardware platforms: the Neo by AlphaSmart, the Dana by AlphaSmart and the AlphaSmart 3000 platform that it sells to schools and school districts. An AlphaSmart solution consists of these devices with integrated keyboard, display, and proprietary or licensed operating system and basic application software. They are further enhanced with instructional and assessment software for specific educational subjects as well as management tools for teachers.

AlphaSmart’s Products
      AlphaSmart’s platforms incorporate a number of supporting product categories, including management tools and proprietary, licensed and third party software applications. The device itself constitutes the core of each platform, and a series of products can be built upon each platform.
      Neo by AlphaSmart and the AlphaSmart 3000 Platform. The Neo by AlphaSmart platform, introduced in 2004, is AlphaSmart’s fifth generation AlphaSmart product. Neo is an easy to use, lightweight, affordable computer companion. Designed for use by multiple students, Neo’s long battery life, full-featured word processor, and expandable functions make it suitable for writing, keyboarding, and quizzing for the entire classroom. Neo provides a display that is 50% larger than the AlphaSmart 3000’s display. AlphaWord Plus, which comes standard on every Neo, is an enhanced word processor with spell check, thesaurus, writing tools, and Spanish-English word lookup. Neo has twice the memory of the AlphaSmart 3000, allowing users to add additional SmartApplets that increase Neo’s functionality in the classroom.
      The AlphaSmart 3000 platform, introduced in 2000, is AlphaSmart’s fourth generation AlphaSmart product. The AlphaSmart 3000 system software, which provides the backbone for running AlphaSmart’s proprietary, licensed and third party software, or SmartApplets, is included with every AlphaSmart 3000. AlphaWord, a word processor, and a calculator are also included as standard software applications with every AlphaSmart 3000.
      AlphaSmart expects that the Neo will eventually replace the AlphaSmart 3000 over the course of the remainder of 2005.
      Device. The Neo and the AlphaSmart 3000 are devices that include a full size keyboard with a display. They each weigh less than two pounds, are designed to withstand a drop from up to six feet without damage and are under warranty for three years. The devices run on three AA batteries with up to 700 hours of battery life and also include a rechargeable battery option. Other features include Instant-On, AutoSave and AutoOff capabilities and storage files with a total capacity of over 100 pages of text.
      SmartApplets. AlphaSmart refers to its proprietary, licensed and third party application software that can be added to the Neo and AlphaSmart 3000’s system software as SmartApplets. The SmartApplets include:

•	KeyWords, with licensed content from Renaissance, is designed to improve keyboarding skills;

•	Co: Writer, a Don Johnston, Inc. application based on AlphaSmart’s proprietary technology, is word and grammar prediction software integrated with AlphaWord;

•	AlphaQuiz is a proprietary system that includes PC applications for designing and managing quizzes;

•	Inspiration Outliner, with licensed content from Inspiration Software, Inc., is designed to improve organizational and writing skills; and

•	KAZ, with licensed content from Gotham New Media, Ltd., facilitates international keyboarding.
      Management Tools. AlphaHub connects up to thirty devices (Neos or AlphaSmart 3000s) simultaneously to a teacher’s computer, allowing simultaneous transfer of files and software between each AlphaSmart 3000 and the teacher’s PC. The AlphaSmart Manager software included with the AlphaHub allows simple configuration of device settings, passwords and other aspects of the platform.

Dana by AlphaSmart Platform.
      Dana. AlphaSmart began shipping Dana devices in October 2002. Dana is a Palm OS-based computing device that weighs less than two pounds and includes a full size keyboard, with a wide, 7.5 inch by 2.25 inch touchscreen display with graphical capability. The Dana devices have expansion and communication options and include a rechargeable battery with runtime exceeding 25 hours, two USB ports and two industry-standard expansion slots. Dana is sold with a one-year warranty and is designed to withstand a drop from up to three feet without damage.
      Dana Wireless. AlphaSmart began shipping Dana Wireless devices in August 2003. Dana Wireless has the functionality of AlphaSmart’s standard Dana device, but also has built-in wireless network connectivity using IEEE Standard 802.11(b), commonly referred to as WiFi, which enables e-mail, web browsing and instant messaging. AlphaSmart believes that this connectivity, when combined with the Dana by AlphaSmart platform’s low total cost of ownership and targeted functionality and durability, will provide teachers with a valuable classroom tool and facilitate teacher-student communication and student collaboration. Dana Wireless is also well suited for research-based web browsing. Further, AlphaSmart believes Dana Wireless will help schools reduce the physical inconvenience and high infrastructure costs involved in delivering connectivity to each student’s desk.
      Management Tools. Dana Admin, AlphaSmart’s Dana platform management tool, allows teachers and administrators to restrict the Dana programs that students can use, and an AlphaHub provides recharging for up to 30 Dana devices at once in bundled configuration. Unlike the AlphaSmart 3000 platform, the Dana by AlphaSmart platform does not currently include software that allows a teacher to communicate with 30 devices simultaneously, although AlphaSmart expects to have this software available in the second quarter of 2005.
      Standard Application Software. All Dana devices include an extended version of the Palm OS 4.1 operating system and AlphaSmart’s proprietary word processing application. Several other third party software applications are included as standard, including the following:

•	PrintBoy Anywhere, licensed from Bachmann Software and Services, LLC; and

•	Memo Pad, Date Book, Address, Calculator and To Do List, each licensed from PalmSource.
      Additional Application Software. AlphaSmart’s customers can also include the following software applications in their Dana by AlphaSmart platforms:

•	Quickoffice Pro, a word processor, spreadsheet, graphing, and slideshow package compatible with Microsoft Office, sold by Cutting Edge Software, Inc.;

•	Documents To Go, a word processor, spreadsheet, graphing and presentation creation package compatible with Microsoft Office, sold by DataViz, Inc.;

•	Dana Internet Solutions Pack, which consists of Internet tools, including a web browser, an email and instant messaging client solution, and a WiFi connection solution, either AlphaSmart-owned or sold or licensed from third parties;

•	UltraKey, a keyboarding instructional software application, sold by Bytes of Learning, Inc.;

•	PowerOne Graph, a graphing calculator application, sold by Infinity Softworks, Inc.;

•	OutWriter (formerly known as ThoughtManager), an outlining application, sold by Hands High Software, Inc.;

•	FileMaker Pro, a database application from FileMaker, Inc.;

•	HanDBase Pro, a relational database application from DDH Software, Inc.;

•	Inspiration for Palm OS, a graphic organizer application from Inspiration Software, Inc.;

•	Write: Outloud To Go, a “talking word processor” application from Don Johnston, Inc.;

•	Sketchy, a drawing and animation application from GoKnow, Inc.;

•	PiCoMap, a concept mapping application from GoKnow, Inc.;

•	FlingIt, an application for viewing and sharing web page content offline from GoKnow, Inc.;

•	PiCoWrite, a prewriting application from GoKnow, Inc.;

•	MathAmigo, a math education application from Valiant Technology; and

•	Vernier Classroom Science Bundle, a suite of applications and sensors and for collecting data for science and math from Vernier Software and Technology.
Customers can obtain these applications from AlphaSmart, or directly from third parties. Each of these applications is wide-screen enabled for the Dana by AlphaSmart platform.
      Additional Application Software Available from Third Parties. AlphaSmart’s customers can also obtain application software directly from third parties that create software for Palm OS-enabled devices, including more than 150 education-related commercially available applications.
Customers
      AlphaSmart’s customers primarily consist of schools and school districts in the United States, Canada and Europe, and AlphaSmart has sold to over half of the school districts in the United States. During each of the years ended December 31, 2004 and 2003, AlphaSmart’s top 10 customers accounted for less than 10% of AlphaSmart’s net revenue.
Sales
      AlphaSmart sells domestically and internationally through both direct and indirect channels. AlphaSmart also considers its presence at trade shows and conferences, its evaluation program, its training program and its customer care program to be important components of its sales process. As of December 31, 2004, AlphaSmart had thirty-three employees and three independent contractors in its sales function.
      U.S. Sales. U.S. sales were 87% of AlphaSmart’s net revenue for the year ended December 31, 2004, 89% of AlphaSmart’s net revenue for the year ended December 31, 2003, and 92% of AlphaSmart’s net revenue for the year ended December 31, 2002.
      Direct Sales. As of December 31, 2004, AlphaSmart’s direct sales force consisted of ten company-employed regional sales representatives, two regional sales managers, one national sales director, one vice president of world wide sales, three independent sales representatives, four telemarketers and one telemarketing manager. AlphaSmart’s primary U.S. sales office is located in Los Gatos, California. Within their designated region, these direct sales people sell AlphaSmart’s platforms, identify new potential customers, locate potential private and public educational funding sources, attend trade shows, provide direction to the telemarketing group, forecast sales and build direct key customer relationships. AlphaSmart compensates its direct sales employees with salaries and quota-based commissions. In addition to the field sales force, the four telemarketers make telephone contact with potential customers and key education decision makers, follow-up on trade show leads from AlphaSmart’s direct sales force, promote AlphaSmart’s product evaluation program, convert the related evaluation trials to sales, handle referral sales calls from AlphaSmart’s customer care call center, manage their sales pipeline and forecast their sales on a quarterly basis. Also, any U.S. customer who wishes to order with a credit card may purchase an AlphaSmart 3000 or Dana by AlphaSmart platform and a variety of accessory items through AlphaSmart’s online store.
      Indirect Sales. Until June 30, 2003, AlphaSmart received a portion of its net revenue through its catalog-based channel. AlphaSmart discontinued these arrangements and is now conducting these sales through direct channels. Also, AlphaSmart has entered into an agreement with value-added reseller Don Johnston, Inc. under which Don Johnston is adding its software solutions to AlphaSmart’s devices and marketing and selling those devices. AlphaSmart generally offers its products to value-added resellers, or VARs, at a negotiated discount to its suggested retail price, which the VARs then integrate with additional software and other product offerings. AlphaSmart is continually seeking to expand its distribution channels and intends to enter into additional agreements with value-added resellers.

      International Sales. AlphaSmart’s international sales, the majority of which are in the United Kingdom, are primarily conducted through indirect channels. As of December 31, 2004, AlphaSmart’s international sales force consisted of four sales managers. International sales accounted for 13% of AlphaSmart’s total sales for the year ended December 31, 2004, 11% of AlphaSmart’s total sales for the year ended December 31, 2003, and 8% of AlphaSmart’s total sales for the year ended December 31, 2002.
      Trade Shows and Conferences. AlphaSmart believes that trade shows and conferences focused on technology in education provide an excellent opportunity to expose a large number of teachers, administrators, principals, technology coordinators and other decision-makers to its platforms and their potential benefits.
      Evaluation Program. AlphaSmart has developed an evaluation program that allows potential customers to evaluate its devices for a period of two to four weeks, providing them hands-on experience with the device. AlphaSmart markets this evaluation program through advertising and flyers and on its website.
      Training. AlphaSmart provides training workshops, or AlphaSmart Certified Training Academies, for professional trainers that certify them to conduct and charge for training sessions. AlphaSmart offers hands-on training for teachers, administrators and other trainers that help them integrate AlphaSmart’s products into the classroom. Each training session is conducted by AlphaSmart-trained and certified personnel and includes both hands-on training as well as workbooks. In addition to the basic operation of AlphaSmart’s platforms, the workshops cover specific applications and solutions that enable teachers to fully benefit from the features of AlphaSmart’s platforms. AlphaSmart believes that personal contact with its customers through training has a number of ancillary benefits, including reduction of customer support requirements following installation as well as additional sales, either within the specific school or within the district.
      Customer Care. A key component of AlphaSmart’s sales strategy is providing high-quality customer care. AlphaSmart believes that, because of the limitations of a daily class schedule and lack of on-site support, teachers need prompt customer care. AlphaSmart’s technical support and repair center, located in Red Bluff, California, as well as its customer service center in Irving, Texas, service the U.S. market. AlphaSmart’s European customer care is handled through AlphaSmart’s customer care and logistics center in Stockton-on-Tees, United Kingdom.
Marketing
      As of December 31, 2004, AlphaSmart employed seven employees in its marketing department, which includes product management, product marketing and graphics design. Because AlphaSmart believes hands-on experience with AlphaSmart products is AlphaSmart’s best selling tool, AlphaSmart focuses its attention on exposing as many decision making educators as possible to its platforms. AlphaSmart employs a number of marketing tools in the sales cycle, all of which are designed to promote brand awareness and product exposure. Also, due to the growing number of AlphaSmart users, AlphaSmart established an online community that allows teachers from anywhere in the world to share their ideas and unique applications with other teachers who use its platforms. AlphaSmart’s marketing department also directs product management, which includes product positioning, pricing and interacting with the product development team.
Product Development and Technology
      AlphaSmart believes it must continue to invest in product development and technology to remain competitive in the education technology market. AlphaSmart currently has nine employees dedicated to the design process. AlphaSmart’s product development staff has a high level of expertise in hardware design and software development for the educational market as well as testing, quality assurance, hardware/ software integration and technical writing.

Intellectual Property
      AlphaSmart’s devices include proprietary system software, and the Dana by AlphaSmart platform also includes the Palm OS operating system. AlphaSmart’s platforms include a number of additional applications and SmartApplets that expand functionality into different curricula.
      The success of AlphaSmart’s Dana platform depends on AlphaSmart’s relationship with PalmSource. In June 2001 AlphaSmart entered into a software license agreement with PalmSource, Inc. permitting AlphaSmart to incorporate Palm OS software, technology and trademarks into AlphaSmart’s Dana platform. AlphaSmart’s Palm OS license requires the payment of royalties and maintenance and support fees to PalmSource. The license is non-exclusive, and PalmSource may continue to license the Palm OS to others, including AlphaSmart’s competitors. AlphaSmart’s license agreement with PalmSource extends until December 2008 and may be renewed if both parties agree. AlphaSmart’s license with PalmSource provides that PalmSource may allow AlphaSmart to examine or modify the source code to the Palm OS software. If an entity that develops, manufactures, markets and/or distributes handheld or mobile computing devices or related operating systems software acquires more than 20% of AlphaSmart’s outstanding stock or directly merges with AlphaSmart, AlphaSmart would be required to return any source code that AlphaSmart have obtained and AlphaSmart’s right to examine or modify source code would terminate. In addition, AlphaSmart must obtain PalmSource’s written consent to assign the agreement, which consent shall not be unreasonably withheld, except that AlphaSmart may assign the agreement one time without such consent to a wholly owned subsidiary. PalmSource has consented to the mergers.
      For the AlphaSmart 3000 platform, SmartApplets include proprietary software as well as software and content developed by or licensed from third parties. AlphaSmart currently has relationships with a number of third party developers pursuant to which AlphaSmart licenses content for which AlphaSmart internally creates the software applications. One of the AlphaSmart 3000 applications that AlphaSmart has internally developed is KeyWords, which AlphaSmart licenses from Renaissance Learning, Inc. AlphaSmart also licenses the SmartApplet technology and brand to third party developers, who then develop technology for AlphaSmart’s platforms. For example, Don Johnston, Inc. is the third party developer of the Co: Writer SmartApplet. AlphaSmart has also internally developed and branded several applications for AlphaSmart’s platforms, including AlphaWord and AlphaQuiz. AlphaQuiz is a group of programs including QuizDesigner, QuizManager and the AlphaQuiz SmartApplet that can integrate third party content to help teachers expand their testing and assessment capabilities.
      AlphaSmart licenses from a third party the right to use the one button send feature included in its AlphaSmart 3000 and Dana devices. The license requires the payment of royalty fees and is valid for the remaining life of the patent issued on the one button send feature, which expires in 2008. The license is non-exclusive and the licensor may continue licensing the technology to other parties, including AlphaSmart’s competitors. This license may be assigned in connection with the sale of all or substantially all of AlphaSmart’s assets or the sale of a controlling interest in AlphaSmart. If AlphaSmart loses the right to use this technology, AlphaSmart would be required to either license alternative methods of delivering the functionality currently provided by the one button send feature or design around the patent. However, AlphaSmart cannot provide assurances that such alternatives will be available, or that such alternatives will be as effective and cost efficient as the technology AlphaSmart currently uses.
      To protect its intellectual property, AlphaSmart generally enters into confidentiality or license agreements with its employees, consultants and alliance members and controls access to and limits distribution of its proprietary technology. AlphaSmart also owns five trademark registrations and one application in the United States and a total of 17 trademark registrations and one application in other countries. AlphaSmart holds two U.S. patents and two foreign patents. Of the two U.S. patents, one expires in 2015, and the other expires in 2020. The two foreign patents expire in 2016. AlphaSmart does not currently use these patents to protect its core technology.

Competition
      The education technology solutions market is highly competitive and AlphaSmart expects competition to increase in the future. The principal competitive factors in AlphaSmart’s market are specific purpose functionality, total cost of ownership, durability, reputation, brand awareness, service and support. AlphaSmart believes that it compares favorably to many current competitors with respect to some or all of these factors. Many of AlphaSmart’s direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than AlphaSmart does. These competitors may be able to respond more rapidly than AlphaSmart can to changes in preferences or requirements in the educational technology market or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their platforms than AlphaSmart does. Furthermore, there are a number of significantly larger companies with which AlphaSmart does not currently compete that do not presently offer the same or similar technology solutions for the education market but that could, with limited barriers to entry, compete directly with AlphaSmart in the future.
      AlphaSmart’s competitors include sellers of the following:
      PCs and Mobile Labs. PCs are computing devices capable of several functions, from multimedia web browsing, financial modeling and graphic designing to simple tasks like word processing. Mobile labs generally consist of carts containing up to thirty wirelessly networked laptops that can be wheeled from classroom to classroom. Generally, however, laptops, including those that comprise mobile labs, have a significantly higher total cost of ownership and complexity, are less durable and have significantly shorter battery lives than AlphaSmart’s platforms. Competitors in this category include Apple Computer, Inc., Dell Computer Corporation and Hewlett-Packard Company.
      PDAs. These devices, based on Palm OS, Win CE or embedded Linux technology, are smaller, less expensive and more portable than PCs. They offer several similar features to PCs, but, due to their screen size and lack of an integrated keyboard, provide limited functionality. They are primarily used as computer companions that allow the user to have redundant data such as address books, task lists, memos and a few files while traveling. AlphaSmart believe these products are better suited for business users than educational users. Competitors in this category include Palm, Inc., Dell Computer Corporation and Hewlett-Packard Company.
Manufacturing and Supply Chain
      AlphaSmart currently uses All Quality & Services, Inc. in San Jose, California, to facilitate procurement, production and testing. AlphaSmart believes that, upon 90-days’ notice, All Quality & Services would be capable of meeting any reasonable increase in capacity that AlphaSmart could foresee. AlphaSmart takes title to inventory only when the units are completed, and the manufacturer purchases components and manages inventory. AlphaSmart takes physical delivery of the products in AlphaSmart’s facility in Fremont, California and conducts a final quality check and final configuration before shipping. This process has contributed to a low rate of product return and customer support calls per unit in the field. AlphaSmart handles all order processing, finished goods, inventory management, final configuration, and fulfillment and customer support internally utilizing Oracle’s online ERP system. Order processing, both directly from the customer and from an online order site, is managed from AlphaSmart’s primary offices in Los Gatos, California and is purchase-order based.
Employees
      As of December 31, 2004, AlphaSmart had eighty-nine full time employees and three independent sales representatives covering various territories in the United States. Full time employees include nine in product development, fifty-seven in sales, marketing and customer support, eleven in operations and twelve in administration. AlphaSmart also employs several part time employees and, from time to time, AlphaSmart employs independent contractors to support these operational areas. None of AlphaSmart’s employees are represented by a union, and AlphaSmart believes its relationship with its employees is good.

Properties
      As of December 31, 2004, AlphaSmart’s material facilities consisted of the following leased premises:

Location	Square Footage	Use	Termination Date

Los Gatos, California	15,000	Corporate headquarters	Third quarter of 2005
Fremont, California	24,600	Warehouse	First quarter of 2008
Red Bluff, California	15,000	Technical support and repair center	First quarter of 2006
      AlphaSmart believes that its facilities are adequate for its current operations.
Legal Proceedings
      On November 20, 2003, one of AlphaSmart’s contract manufacturers, Wolf Electronix, Inc., (“Wolf”) filed a lawsuit against AlphaSmart in United States District Court for the District of Utah, alleging that AlphaSmart breached its contract with Wolf and violated a U.S. federal anti-discrimination statute by no longer using Wolf for volume order manufacturing. Wolf was seeking an injunction and unspecified damages in connection with its complaint. On December 17, 2003, AlphaSmart answered the complaint and denied Wolf’s allegations. On April 7, 2005, AlphaSmart and Wolf engaged in a court-ordered settlement conference, and on April 11, 2005, Wolf and AlphaSmart agreed to settle the lawsuit. The terms of the settlement require AlphaSmart to make a net payment of $355,000, after recovery from insurers, in full and final settlement of the lawsuit. Pursuant to the parties’ settlement agreement, a stipulation dismissing the lawsuit with prejudice was filed on April 19, 2005. The court dismissed the lawsuit on April 28, 2005.
      From time to time AlphaSmart is involved in litigation arising out of claims in the normal course of business. Based on the information presently available, including discussion with outside legal counsel, AlphaSmart believes that there are no claims or actions pending or threatened against us, the ultimate resolution of which will have a material adverse effect on AlphaSmart’s financial position, liquidity or results of operations.
Management
      The following table sets forth information regarding AlphaSmart’s executive officers and directors as of December 31, 2004:

Name	Age	Position

Ketan D. Kothari	41	Chief Executive Officer and Chairman of the Board
Manish D. Kothari	38	President and Director
James M. Walker	56	Chief Financial Officer, Chief Operating Officer and Secretary
Joseph Barrus	43	Chief Technology Officer
David M. Gallatin	43	Vice President of Engineering
Walter G. Kortschak	45	Director
William J. Schroeder	60	Director
V. David Watkins	48	Director
Terry Crane	54	Director
      Ketan D. Kothari is a co-founder of AlphaSmart and has served as its chief executive officer and as a director since January 1992. He served as AlphaSmart’s president from January 1992 until March 2003. From 1989 to January 1998, Mr. Kothari held several positions at Apple Computer, Inc., including service product manager and engineering project manager. Mr. Kothari holds a B.S. in electrical engineering from Brigham Young University and an M.B.A. from Brigham Young University. Mr. Kothari is the brother of Manish D. Kothari.

      Manish D. Kothari is a co-founder of AlphaSmart and has served as its president since April 2003 and as one of AlphaSmart’s directors since November 1993. From July 2000 to March 2003, he served as AlphaSmart’s chief marketing officer and chief operating officer. From November 1993 to June 2000, Mr. Kothari served as AlphaSmart’s vice president of sales and marketing and chief operating officer, and from November 1993 to August 2001 he served as Alphasmart’s chief financial officer. From November 1990 through October 1993, he served as a strategic planning and marketing associate at Cardiac Pacemakers, Inc., a company specializing in implantable pacemakers and defibrillators. Mr. Kothari holds a B.S. in electrical engineering from Brigham Young University, an M.S. in electrical engineering from the University of Wisconsin-Madison and an M.B.A. from the University of Chicago. Mr. Kothari is the brother of Ketan D. Kothari.
      James M. Walker has served as AlphaSmart’s chief financial officer and secretary since August 2001 and as its chief operating officer since April 2003. From March 2000 to June 2001, Mr. Walker served as chief financial officer for Rivio, Inc., a provider of web-based services to small businesses. From November 1996 to November 1999, Mr. Walker served as chief financial officer of Diamond Multimedia Systems, Inc., a supplier of multimedia subsystems to the personal computer industry. Mr. Walker holds a B.S. in mathematics from San Jose State University, a B.S. in accounting from Santa Clara University and an M.B.A. from Santa Clara University. Also, on January 25, 2005, AlphaSmart announced that Mr. Walker had been appointed president and chief executive officer of Alara, Inc., a privately held provider of storage phosphor technology imaging systems for a variety of medical applications. Mr. Walker has indicated that he plans to continue serving as AlphaSmart’s chief financial officer, chief operating officer and secretary until the closing of the step one merger.
      Joseph Barrus is a co-founder of AlphaSmart and has served as AlphaSmart’s chief technology officer since January 1992. From January 1992 to March 2003, Mr. Barrus also served as AlphaSmart’s vice president of research and development. From January 1999 to May 2002, Mr. Barrus served as one of AlphaSmart’s directors. From May 1987 through July 1994, Mr. Barrus held several positions at Apple Computer, Inc., including systems integrator, project engineer and hardware engineer. Mr. Barrus holds a B.S. in electrical engineering from Brigham Young University and an M.S. in electrical engineering from Santa Clara University.
      David M. Gallatin has served as AlphaSmart’s vice president of engineering since January 2003. From March 1997 to January 2003, Mr. Gallatin served as the chief technical officer of Set Engineering, Inc., an outsourced product development company. From 1991 to 1997, Mr. Gallatin held several product development positions at Apple Computer, Inc.
      Walter G. Kortschak has served as one of AlphaSmart’s directors since June 1999. Mr. Kortschak is a managing partner and managing member of various entities affiliated with Summit Partners, a private equity and venture capital firm, where he has been employed since June 1989. Mr. Kortschak is a member of the board of directors of Somera Communications, Inc., a telecommunications company, and several privately held companies. Mr. Kortschak holds a B.S. in civil engineering from Oregon State University, an M.S. in civil engineering from The California Institute of Technology and an M.B.A. from the University of California, Los Angeles.
      William J. Schroeder has served as one of AlphaSmart’s directors since June 1999. Mr. Schroeder served as the president and chief executive officer of Vormetric, Inc., a private developer of enterprise computer security systems, from 2002 until October 2004. During 2000, Mr. Schroeder served as the president and chief executive officer of CyberIQ Systems, Inc., a private developer of Web switches and cryptographic accelerators, which filed for protection under federal bankruptcy laws in March 2001. From 1994 to 1999, Mr. Schroeder was the president and chief executive officer of Diamond Multimedia Systems, Inc., and from 1986 to 1994, Mr. Schroeder served as the president (1986-1989) and as the vice chairman (1989-1994) of Conner Peripherals, Inc. Mr. Schroeder also serves as a member of the boards of directors of CNF Inc. and WatchGuard Technologies, Inc., as well as two private boards. Mr. Schroeder holds a B.S. in electrical engineering and an M.S. in electrical engineering from Marquette University and an M.B.A. with High Distinction from Harvard Business School.

      V. David Watkins has served as one of AlphaSmart’s directors since January 2003. Mr. Watkins has served as president and chief executive officer of TrueSpectra, Inc., a server-based imaging solution provider, since 2001. From January 2000 to June 2001, Mr. Watkins served as president and chief operating officer of Talk City/ Liveworld Productions, Inc., a marketing services company. From March 1999 to January 2000, Mr. Watkins served as president and chief executive officer of RioPort, Inc., a portable audio device developer. From April 1996 to March 1999, Mr. Watkins served as a general manager of Diamond Multimedia Systems, Inc. Mr. Watkins has a B.A. in economics from Connecticut College and an M.B.A. from the Stanford Graduate School of Business.
      Terry Crane has served as one of AlphaSmart’s directors since September 2003. Dr. Crane is currently a consultant helping companies and institutions develop technology solutions for the education market. From 2000 to 2003, Dr. Crane served as the vice president for education and family products at AOL, Inc. From 1997 to 2000, Dr. Crane served as the president of Josten’s Learning, a curriculum software company. From 1985 to 1997, Dr. Crane held various management and executive positions at Apple Computer, Inc. In 1996, she served Apple as senior vice president of worldwide strategic marketing and from 1994 to 1996 as senior vice president of the North American education division. Dr. Crane also serves as chairman of the board of directors of Nobel Learning Communities, Inc., a public company, Questia, Inc, and the Western Governors University. Dr. Crane has a B.S. in elementary education and mathematics from the University of Texas at Austin, an M.Ed. in early childhood education, and an Ed.D. in administrative leadership from the University of North Texas.
Executive Compensation
      Executive Compensation. The following table sets forth certain information concerning compensation during the years ended December 31, 2003 and 2004 of AlphaSmart’s chief executive officer and each of the other most highly compensated executive officers for the fiscal years ended December 31, 2003 and 2004, referred to in this proxy statement/ prospectus as the named executive officers. No individual who would otherwise have been includable in the table on the basis of salary and bonus earned during 2003 or 2004 resigned or otherwise terminated his or her employment during 2003 or 2004.

		Annual
		Compensation(1)
				All Other
Name and Principal Position	Fiscal Year	Salary	Bonus	Compensation

Ketan D. Kothari	2003	$200,000	$35,626	$5,797
Chief Executive Officer	2004	$206,154	$57,156	$5,797	(2)
Manish D. Kothari	2003	$200,000	$35,626	$5,527
President	2004	$206,154	$57,156	$5,479	(3)
James M. Walker	2003	$200,000	$35,626	$5,797
Chief Financial Officer, Chief	2004	$206,154	$57,156	$5,797	(2)
Operating Officer and Secretary
Joseph Barrus	2003	$200,000	$35,626	$5,797
Chief Technology Officer	2004	$206,154	$57,156	$5,797	(2)
David M. Gallatin	2003	$170,000	$16,150	$5,317
Vice President of Engineering	2004	$175,231	$27,471	$5,572	(4)

(1)	Excludes other compensation in the form of perquisites and other personal benefits that constitute the lesser of $50,000 or 10% of the total annual salary and bonus of each of the named executive officers in 2003 and 2004.

(2)	Consists of $4,000 in 401(k) contributions made by AlphaSmart on behalf of the named executive officer, $408 in life insurance premiums, and $1,389 in disability premiums paid by AlphaSmart on behalf of the named executive officer.

(3)	Consists of $4,000 in 401(k) contributions made by AlphaSmart on behalf of the named executive officer, $90 in life insurance premiums, and $1,389 in disability premiums paid by AlphaSmart on behalf of the named executive officer.

(4)	Consists of $4,000 in 401(k) contributions made by AlphaSmart on behalf of the named executive officer, $347 in life insurance premiums, and $1,225 in disability premiums paid by AlphaSmart on behalf of the named executive officer.
      Option Grants in Fiscal Year 2004. The following table provides information concerning option grants to AlphaSmart’s named executive officers during 2004.

	Individual Grants				Potential Realizable
Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to			Option Term(2)
	Options	Employees in	Exercise Price	Expiration
Name	Granted(1)	2004	($/Share)	Date	5%	10%

Ketan D. Kothari	—	—	$—	—	$—	$—
Manish D. Kothari	—	—	$—	—	$—	$—
Joseph Barrus	—	—	$—	—	$—	$—
James M. Walker	—	—	$—	—	$—	$—
David M. Gallatin	13,334	7.84%	$4.27	07/09/2014	$35,807	$90,742

(1)	The option was granted pursuant to AlphaSmart’s 2003 Stock Option Plan. No shares were exercisable as of December 31, 2004. Mr. Gallatin’s option will vest in accordance with the following vesting schedule: 25% of the shares subject to the option shall vest twelve months after the vesting commencement date, and 1/48th of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date, subject to the optionee continuing to be a service provider on such dates. The term of the option is ten years from the date of grant. In addition, all unvested options will vest in full pursuant to the terms of the 2003 Stock Plan if the mergers with Renaissance are completed as planned.

(2)	Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the SEC and do not represent AlphaSmart’s estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will depend on the future financial performance of AlphaSmart, overall market conditions and the option holders’ continued employment through the vesting period.
      Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values. The following table sets forth information concerning option exercises and option holdings during 2004 with respect to the named executive officers. With respect to the named executive officers, no stock appreciation rights were exercised during 2004 and no stock appreciation rights were outstanding as of December 31, 2004. The value of unexercised in-the-money options at December 31, 2004 is calculated based on the closing price of AlphaSmart’s common stock on the Nasdaq National Market System on December 31, 2004, which was $2.95 per share, less the aggregate exercise price of the options.

Number of Securities
			Underlying				Value of Unexercised
			Unexercised Options at				In-the-Money Options at
			December 31, 2004				December 31, 2004
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable		Unexercisable		Exercisable		Unexercisable

Ketan D. Kothari	—	$—	—		—		$—		$—
Manish D. Kothari	—	$—	—		—		$—		$—
James M. Walker	80,000	$208,000	153,343	(1)	—		$174,012	(1)	$—
Joseph Barrus	—	$—	—		—		$—		$—
David M. Gallatin	—	$—	36,668	(2)	13,334	(2)	$—		$—

(1)	The options described were granted under AlphaSmart’s 1998 Stock Option Plan. All options outstanding as of December 31, 2004 were immediately exercisable. However, if exercised as of that date, 64,559 shares would be subject to repurchase by AlphaSmart at the original exercise price paid per share, if Mr. Walker were to cease service with AlphaSmart before vesting in those shares.

Because Renaissance is not assuming AlphaSmart’s options in connection with the merger, all unvested options will vest in full pursuant to the terms of the option grant agreements if the merger with Renaissance is completed as planned.

(2)	The options described were granted pursuant to AlphaSmart’s 1998 and 2003 stock option plans. 36,668 options outstanding as of December 31, 2004 were granted under the 1998 Stock Option Plan and were immediately exercisable. However, if exercised as of that date, all 21,528 shares would be subject to repurchase by AlphaSmart at the original exercise price paid per share, if Mr. Gallatin were to cease service with AlphaSmart before vesting in those shares. In addition, because Renaissance is not assuming AlphaSmart’s options in connection with the merger, all unvested options will vest in full pursuant to the term of the option grant agreements or the 2003 Stock Plan if the mergers with Renaissance are completed as planned.

Employment and Change of Control Agreements
      AlphaSmart has not entered into employment agreements with any of its named executive officers.
      James M. Walker. During 2000, Mr. Walker, AlphaSmart’s chief financial officer, chief operating officer and secretary, was granted options to purchase an aggregate of 12,666 shares of AlphaSmart common stock pursuant to AlphaSmart’s 1998 Stock Option Plan. In August 2001, Mr. Walker was granted an option to purchase 187,342 shares of AlphaSmart’s common stock pursuant to AlphaSmart’s 1998 Stock Option Plan. In September 2003, Mr. Walker was issued an option to purchase 33,335 shares of AlphaSmart common stock under AlphaSmart’s 1998 Stock Option Plan. The option agreements issued in connection with these grants provide for full acceleration of all unvested shares in the event that Mr. Walker’s employment with AlphaSmart is involuntarily terminated within 18 months of a change of control of AlphaSmart. Because Renaissance is not assuming AlphaSmart’s options in connection with the mergers, all unvested options will vest in full pursuant to the terms of the option grant agreements if the mergers with Renaissance are completed as planned.
      David M. Gallatin. In January and September 2003, Mr. Gallatin, AlphaSmart’s vice president of engineering, was granted options to purchase 26,668 and 10,000 shares, respectively, of AlphaSmart common stock pursuant to AlphaSmart’s 1998 Stock Option Plan. The option agreements issued in connection with these grants provides for full acceleration of all unvested shares in the event that Mr. Gallatin’s employment with AlphaSmart is involuntarily terminated within 18 months of a change of control of AlphaSmart. Because Renaissance is not assuming AlphaSmart’s options in connection with the mergers, all unvested options will vest in full pursuant to the terms of the option grant agreements or the 2003 Stock Plan if the mergers with Renaissance are completed as planned.
Director Compensation
      Effective January 1, 2005, AlphaSmart began paying each non-employee member of the board of directors a $10,000 annual retainer and $1,000 for each board of directors meeting attended, whether such meeting is attended in person or by teleconference. Also, effective January 1, 2005, under AlphaSmart’s 2003 Stock Plan, any new non-employee member of AlphaSmart’s board of directors receives an option to purchase 24,000 shares of AlphaSmart common stock upon joining AlphaSmart’s board of directors, and each non-employee director, other than a non-employee director that is an affiliate of a significant stockholder, receives an annual option grant to purchase 6,000 shares of common stock.
Compensation Committee Interlocks and Insider Participation
      The members of the compensation committee of AlphaSmart’s board of directors are Messrs. Kortschak, Schroeder and Watkins. None of AlphaSmart’s executive officers serve on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of AlphaSmart’s board or its compensation committee.

Principal Stockholders
      The table below sets forth as of February 22, 2005 before giving effect to the consummation of the mergers certain information regarding the beneficial ownership of AlphaSmart’s common stock by the following individuals or groups:

•	Each person or entity who is known by AlphaSmart to own beneficially more than 5% of its outstanding stock;

•	Each of AlphaSmart’s named executive officers;

•	Each of AlphaSmart’s directors; and

•	All directors and executive officers as a group.
      Beneficial ownership is determined in accordance with the rules of the SEC and is generally based on voting or investment power with respect to the securities. This table is based on information supplied by officers, directors, Schedules 13D and 13G, and Forms 3 and 4 filed with the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person are deemed to be outstanding if the options are exercisable within 60 days of the date of this table. The shares subject to options are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 14,894,249 shares of common stock outstanding on February 22, 2005. Except as indicated in the footnotes below, AlphaSmart believes, based on information furnished to it and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o AlphaSmart, Inc., 973 University Avenue, Los Gatos, California 95032.

	Number of AlphaSmart	Percentage of
Name and Address	Shares Beneficially Owned	Shares

Entities Affiliated with Summit Partners(1)	4,378,607	29.4%
Wellington Management Company, LLP(2)	1,030,000	6.9%
T. Rowe Price Associates, Inc. and T. Rowe Price Small-Cap Value Fund, Inc.(3)	1,000,000	6.7%
Royce & Associates, LLC(4)	744,100	5.0%
Ketan D. Kothari(5)	1,656,468	11.1%
Manish D. Kothari(6)	1,639,801	11.0%
James M. Walker(7)	233,343	1.6%
Joseph Barrus(8)	1,631,002	10.9%
David M. Gallatin(9)	50,002	*
Walter G. Kortschak(1)	4,378,607	29.4%
William J. Schroeder(10)	59,335	*
V. David Watkins(11)	39,335	*
Dr. Terry Crane(12)	32,666	*
Renaissance Learning, Inc.(13)	9,106,591	61.1%
All directors and executive officers as a group (9 persons)(14)	9,720,559	65.2%
      The number and percentage of shares Renaissance common stock beneficially owned post-mergers by the stockholders in the chart above cannot be calculated given that some stockholders will elect to receive either cash or stock and that the exchange rate for stock will be determined, in part, by the trading price of Renaissance’s common stock for the ten trading days preceding the third trading day prior to, but not including, the date of the special meeting and is subject to the redesignation provisions of the merger agreement.

*	Less than one percent.

(1)	Represents 3,202,819 shares held by Summit Ventures V, L.P., 815,702 shares held by Summit V Companion Fund, L.P., 230,276 shares held by Summit V Advisors Fund (QP), L.P., 70,371 shares held by Summit V Advisors Fund, L.P. and 59,439 shares held by Summit Investors III, L.P. (such entities collectively referred to as “Summit Partners”). Summit Partners, LLC is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, LLC, through a five-person investment committee composed of certain of its members, has voting and dispositive authority over the shares held by each of these entities and Summit Investors III, L.P. and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Walter G. Kortschak, one of our directors, and Gregory M. Avis, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey, Robert V. Walsh and Stephen G. Woodsum are the members of Summit Partners LLC and each disclaims beneficial ownership of the shares held by Summit Partners except to the extent of his pecuniary interest therein. The principal address of Summit Partners, L.P. is 499 Hamilton Avenue, Suite 200, Palo Alto, California 94301. The Summit Partners entities entered into a stockholders voting agreement with Renaissance and Merger Sub, which is more fully described under the “Stockholders Voting Agreements” section of this proxy statement/prospectus, whereby the Summit Partner entities agreed to certain transfer restrictions and to share voting power with Renaissance over 4,378,607 shares.

(2)	Based on a Schedule 13G filed on February 14, 2005, Wellington Management Company, LLP has shared voting and dispositive power over 1,030,000 shares. The principal address of Wellington Management Company, LLP is 75 State St., Boston, Massachusetts 02109.

(3)	Based on a Schedule 13G filed on February 8, 2005, T. Rowe Price Associates, Inc. has sole dispositive power and T. Rowe Price Small-Cap Value Fund, Inc. has sole dispositive power over 1,000,000 shares. The principal address of T. Rowe Price Associates, Inc. and T. Rowe Price Small-Cap Value Fund Inc. is 100 E. Pratt St. Baltimore, Maryland 21202.

(4)	Based on a Schedule 13G filed on January 20, 2005, Royce & Associates has sole voting and dispositive power over 744,100 shares. The principal address for Royce & Associates, LLC is 1414 Avenue of the Americas, New York, NY 10019.

(5)	Represents 1,389,337 shares held by Ketan D. Kothari, 158,354 shares held by his wife, Sheila Kothari, 9,400 shares held by his son, Rahul Kothari, 2,733 shares held by his daughter, Tara Kothari, and 96,644 shares held by the KSK AlphaSmart Trust, for which Mr. K. D. Kothari serves as a trustee. Mr. Kothari, as an individual and as the trustee of the KSK AlphaSmart Trust, entered into a stockholders voting agreement with Renaissance and Merger Sub, which is more fully described under the “Stockholders Voting Agreements” section of this proxy statement/prospectus, whereby he agreed to certain transfer restrictions and to share voting power with Renaissance over 1,485,981 shares.

(6)	Represents 1,514,357 shares held by Manish D. Kothari, 16,667 shares held by his wife, Carmen Saura, 9,400 shares held by his son, Samir Kothari, 2,733 shares held by his daughter, Aisha Kothari, and 96,644 shares held by the Kothari Children’s Trust for which Mr. M. D. Kothari serves as a trustee. Mr. Kothari, as an individual and as the trustee of the Kothari Children’s Trust, entered into a stockholders voting agreement with Renaissance and Merger Sub, which is more fully described under the “Stockholders Voting Agreements” section of this proxy statement/prospectus, whereby he agreed to certain transfer restrictions and to share voting power with Renaissance over 1,611,001 shares.

(7)	Represents 80,000 shares of common stock and options to purchase 153,343 shares of common stock that are immediately exercisable, of which 104,396 are vested or will vest within 60 days of

February 22, 2005. In addition, because Renaissance is not assuming AlphaSmart’s options in connection with the mergers, unvested options to purchase 48,947 shares of common stock will vest in full if the mergers with Renaissance are completed as planned.

(8)	Represents 1,609,135 shares held by Joseph Barrus and 21,867 shares held by the Barrus Family 2004 Irrevocable Trust for which Mr. Barrus serves as a trustee. Mr. Barrus, as an individual and as the trustee of the Barrus Family 2004 Irrevocable Trust, entered into a stockholders voting agreement with Renaissance and Merger Sub, which is more fully described under the “Stockholders Voting Agreements” section of this proxy statement/prospectus, whereby he agreed to certain transfer restrictions and to share voting power with Renaissance over 1,631,002 shares.

(9)	Includes options to purchase 36,668 shares of common stock that are immediately exercisable, of which 18,195 shares are vested or will vest within 60 days of February 22, 2005. In addition, because Renaissance is not assuming AlphaSmart’s options in connection with the mergers, unvested options to purchase 31,807 shares of common stock will vest in full if the mergers with Renaissance are completed as planned.

(10)	Includes 26,667 shares of common stock and options to purchase 26,668 shares of common stock that are immediately exercisable, of which 20,001 shares are vested or will vest within 60 days of February 22, 2005. In addition, because Renaissance is not assuming AlphaSmart’s options in connection with the mergers, unvested options to purchase 12,667 shares of common stock will vest in full if the mergers with Renaissance are completed as planned.

(11)	Includes options to purchase 33,335 shares of common stock that are immediately exercisable, of which 13,334 shares are vested or will vest within 60 days of February 22, 2005. In addition, because Renaissance is not assuming AlphaSmart’s options in connection with the mergers, unvested options to purchase 26,001 shares of common stock will vest in full if the mergers with Renaissance are completed as planned.

(12)	Includes options to purchase 6,667 shares of common stock that are immediately exercisable, all of which are vested or will vest within 60 days of February 22, 2005. In addition, because Renaissance is not assuming AlphaSmart’s options in connection with the mergers, unvested options to purchase 25,999 shares of common stock will vest in full if the merger with Renaissance is completed as planned.

(13)	Based upon a Schedule 13D filed by Renaissance on February 3, 2005, Renaissance has shared voting power with respect to all such shares and no dispositive power with respect to any such shares. Renaissance may be deemed to beneficially own such shares as a result of the stockholders voting agreements described under the “Stockholders Voting Agreements” section of this proxy statement/prospectus. The principal address of Renaissance is 2911 Peach St. P.O. Box 8036 Wisconsin Rapids, Wisconsin 54495-8036.

(14)	Includes 9,412,545 shares of common stock and options to purchase 256,681 shares of common stock that are immediately exercisable, of which 162,593 are vested or will vest within 60 days of February 22, 2005. In addition, because Renaissance is not assuming AlphaSmart’s options in connection with the mergers, unvested options to purchase 145,421 shares of common stock will vest in full if the mergers with Renaissance are completed as planned.
Certain Transactions
      Redemption of Mandatorily Redeemable Preferred Stock. In June 1999, AlphaSmart entered into a recapitalization agreement with certain entities affiliated with Summit Partners, L.P., among other parties, under which AlphaSmart issued 100,000 shares of mandatorily redeemable preferred stock at a price of $69.46 per share. As required by the terms of the mandatorily redeemable preferred stock, Alpha Smart redeemed these shares at a price of $103.35 per share in connection with its initial public offering in February 2004. Entities affiliated with Summit Partners, L.P. are holders of an aggregate of approximately 29% of AlphaSmart’s currently outstanding capital stock, and Walter G. Kortschak, one of AlphaSmart’s directors, is a managing partner and managing member of Summit Partners, L.P.

      Investors’ Rights Agreement. In connection with the private placement of AlphaSmart’s redeemable convertible preferred stock, AlphaSmart entered into an investors’ rights agreement with the holders of the redeemable convertible preferred stock, including entities affiliated with Summit Partners, L.P., and Ketan D. Kothari, AlphaSmart’s chief executive officer and chairman of the board of directors, Manish D. Kothari, AlphaSmart’s president and one of its directors, and Joseph Barrus, AlphaSmart’s chief technical officer, providing for registration rights with respect to certain of the shares held by these parties. Walter G. Kortschak, one of AlphaSmart’s directors, is a managing partner and managing member of Summit Partners, L.P. AlphaSmart is generally required to pay all costs and expenses associated with the exercise of these registration rights, other than any underwriting discounts, stock transfer and other taxes attributable to the sale of shares by the selling stockholders. In addition, AlphaSmart has agreed to indemnify those holders against certain liabilities, including liabilities under the Securities Act, that could arise in connection with the exercise of these registration rights.
      Stockholders’ Agreement. In connection with the private placement of AlphaSmart’s redeemable convertible preferred stock, AlphaSmart entered into a stockholders’ agreement with Messrs. Ketan D. Kothari, Manish D. Kothari and Joseph Barrus and the holders of AlphaSmart’s redeemable convertible preferred stock, including entities affiliated with Summit Partners, L.P. Walter G. Kortschak, one of AlphaSmart’s directors, is a managing partner and managing member of Summit Partners, L.P. The agreement requires that the parties vote their shares of capital stock to elect two members of the board of directors to represent the holders of AlphaSmart’s redeemable convertible preferred stock, three members of the board of directors to represent the holders of AlphaSmart’s common stock and one member of the board of directors to represent the holders of both AlphaSmart’s common stock and AlphaSmart’s redeemable convertible preferred stock. Pursuant to the terms of the stockholders’ agreement, the holders of AlphaSmart’s redeemable convertible preferred stock, voting together as a single class, elected Terry Crane and Walter G. Kortschak to AlphaSmart’s board of directors. The holders of AlphaSmart’s common stock, voting together as a single class, elected Messrs. Ketan D. Kothari, Manish D. Kothari and V. David Watkins to AlphaSmart’s board of directors. The holders of both AlphaSmart’s common stock and AlphaSmart’s redeemable convertible preferred stock, voting together as a single class, elected William J. Schroeder to AlphaSmart’s board of directors. Upon the closing of AlphaSmart’s initial public offering in February 2004, all rights and obligations under this agreement terminated and are of no further force and effect.
      SmartInput Transactions. AlphaSmart entered into a reseller agreement with SmartInput, Inc., an entity in which the spouse of Joseph Barrus, AlphaSmart’s chief technology officer, was one of the two controlling shareholders. The terms of the agreement were substantially the same as those AlphaSmart has with AlphaSmart’s other third party resellers. For the years ended December 31, 2002, 2003, and 2004 AlphaSmart recorded revenue of $478,000, $0 and $0, respectively, from this agreement. In July 2003, AlphaSmart entered into an agreement with SmartInput pursuant to which AlphaSmart purchased substantially all of the assets of SmartInput in exchange for the cancellation of approximately $66,000 in outstanding accounts receivable under the SmartInput reseller agreement. The purchase price for these assets was determined pursuant to negotiations between the president of SmartInput, Brian Foote, and AlphaSmart’s chief financial officer, James M. Walker. The parties involved in the negotiations determined the final purchase price after evaluating the assets to be transferred and the current market for such assets.
      Indemnification of Selling Stockholders in AlphaSmart’s Initial Public Offering. AlphaSmart agreed to indemnify the entities affiliated with Summit Partners, L.P. that participated in AlphaSmart’s initial public offering as selling stockholders against certain liabilities, including liabilities arising under the Securities Act that could arise in connection with the sale of the shares by the selling stockholders in AlphaSmart’s initial public offering. Summit Partners, L.P. and its affiliates that participated in AlphaSmart’s initial public offering also agreed to indemnify AlphaSmart against certain liabilities arising under the Securities Act. Summit Partners, L.P. and its affiliates are holders of an aggregate of approximately 29% of AlphaSmart’s capital stock. Mr. Walter G. Kortschak, one of AlphaSmart’s directors, is a managing partner and managing member of Summit Partners, L.P.

      Director and Officer Indemnification. AlphaSmart’s certificate of incorporation and bylaws contain provisions limiting the liability of its officers and directors. In addition, AlphaSmart has entered into agreements to indemnify its directors, executive officers and individuals and entities affiliated with Summit Partners, L.P. to the fullest extent permitted under Delaware law.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, AlphaSmart has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and therefore may be unenforceable.
      Other Relationships and Transactions. AlphaSmart leases a portion of a building in Red Bluff, California from Alpha Vista Properties, LLC, a limited liability company that is jointly owned by Ketan D. Kothari, AlphaSmart’s chief executive officer, and his spouse, and Manish D. Kothari, AlphaSmart’s president, and his spouse, and Joseph Barrus, AlphaSmart’s chief technology officer, and his spouse. Rent under AlphaSmart’s lease with Alpha Vista was $5,400 per month until March 2002 and $6,711 per month thereafter until the termination of the lease in 2006. AlphaSmart believes that the rent that AlphaSmart pays under this lease is on terms no less favorable to AlphaSmart than would result from arm’s-length negotiations with a third party.
      AlphaSmart has entered into non-competition, non-solicitation and confidentiality agreements with all its executive officers.

ALPHASMART MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following Management’s Discussion and Analysis of AlphaSmart’s Financial Condition and Results of Operations should be read in conjunction with “Selected Historical Consolidated Financial Data of AlphaSmart” and AlphaSmart’s consolidated financial statements and the related notes included elsewhere in this proxy statement/ prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. AlphaSmart’s actual results may be materially different from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this proxy statement/ prospectus.
Overview
      AlphaSmart provides affordable, portable personal learning solutions for the kindergarten through 12th grade (K-12) classroom. AlphaSmart’s portable personal learning solutions include computer-companion products that are designed to improve and assess students’ academic skills, increase teachers’ classroom productivity, and reduce administrators’ total cost of ownership for district-wide technology literacy and access. AlphaSmart’s computer-companion products are based on three rugged hardware platforms: the Neo by AlphaSmart, the Dana by AlphaSmart and the AlphaSmart 3000 platforms that AlphaSmart sells to school and school districts. An AlphaSmart solution consists of these devices with integrated keyboard, display, and proprietary or licensed operating system and basic application software. They are further enhanced with instructional and assessment software for specific educational subjects as well as management tools for teachers.
      AlphaSmart began shipping its first generation product, called the AlphaSmart, in 1993. AlphaSmart’s second-generation product, the AlphaSmart Pro, began shipping in 1995, followed by the AlphaSmart 2000 in 1997. Each of these products was a single purpose device designed to aid students in learning keyboarding and writing skills. In 2000, AlphaSmart introduced one of its current platforms, the AlphaSmart 3000, the first device that could be updated with additional proprietary, third party and licensed applications, which AlphaSmart calls SmartApplets. In 2001, AlphaSmart added management tools, which include administrative software, a mobile cart and a USB hub, called the AlphaHub. The AlphaHub enables teachers to configure a group of up to 30 AlphaSmart 3000s in the cart and to manage the devices from a single PC in the classroom. In 2001, AlphaSmart began selling SmartOption Bundles, which include up to 30 devices and related management tools. In October 2002, AlphaSmart began shipping its Palm OS-based platform, the Dana by AlphaSmart, directed at the higher grade levels in the K-12 market, while still continuing to ship the AlphaSmart 3000, which has been more successful at the lower grade levels. AlphaSmart began shipping the Dana Wireless in August 2003 and its newest product, Neo by AlphaSmart, in August 2004. Neo has a 50% larger screen, enhanced system software, new font technology and twice the memory, compared to its predecessor, the AlphaSmart 3000.
      Net Revenue. AlphaSmart’s net revenue is derived primarily from the sale of the AlphaSmart 3000, Neo by AlphaSmart and Dana by AlphaSmart platforms, either on an individual device basis or as part of a bundle. AlphaSmart has sold its devices in over 8,000 of the approximately 15,000 U.S. school districts and, in the year ended December 31, 2004 and the three months ended March 31, 2005, more than 80% of its net revenue was from districts to which it had previously sold devices.
      Because the U.S. K-12 budget cycle runs from July 1 through June 30 each year, AlphaSmart’s net revenue tends to be highest in the second calendar quarter of each year, as schools spend the remaining funds in the current year budget. AlphaSmart also generally sees a slow down in spending in July and early August of each year, followed by an increase in late August and early September as the new school year commences. As a result, AlphaSmart typically expects its net revenue to be higher in the second and third calendar quarters of each year than in the first and fourth calendar quarters.
      Since AlphaSmart began shipments in 1993, its net revenue increased each year, with the exception of 2002 and 2004. During the second half of 2002, AlphaSmart believes that its customers were anticipating significant cutbacks in their technology budgets and, as a result, delayed technology-purchasing decisions. AlphaSmart believes this trend contributed to lower net revenue in the year ended December 31, 2002 than in the year ended December 31, 2001.
      AlphaSmart believes that education technology budgets came under pressure during 2004, and that this pressure resulted in lower education technology spending overall during 2004 and the first quarter of 2005, as compared to 2003. This reduction in education technology spending adversely affected AlphaSmart’s net revenue in 2004. Furthermore, beginning in the second half 2004, AlphaSmart believes that its customers’ technology spending priorities changed due in part to recent government mandates focusing school districts more on implementing technology solutions that address specific student performance issues. Since failure to address those issues results in less federal funding for schools, both improved student performance and the ability to assess that performance and demonstrate improvement have become higher priorities. As a result, schools are making technology purchases based on integrated solutions that can directly address student skill development and then provide data on the assessment of that development. AlphaSmart believes this trend may have resulted in increased competitive pressure from PCs, particularly in connection with sales of AlphaSmart’s Dana platform. AlphaSmart also believes this trend toward more solutions-oriented purchases, including the lengthened decision cycle that resulted in part from this trend, contributed to lower net revenue in the year ended December 31, 2004 than in the year ended December 31, 2003.
      AlphaSmart sells to schools and school districts, both directly and through value-added resellers, or VARs, and through international distribution channels. Direct sales were 85% of AlphaSmart’s net revenue in the year ended December 31, 2004 and 81% in the year ended December 31, 2003; they were 79% of AlphaSmart’s net revenue in the three months ended March 31, 2005 and 83% in the three months ended March 31, 2004. As of June 30, 2003, AlphaSmart discontinued sales through domestic catalog-based resellers and added several new direct sales employees. International sales were 13% of AlphaSmart’s net revenue in the year ended December 31, 2004 and 11% of its net revenue in the year ended December 31, 2003; they were 18% of AlphaSmart’s net revenue in the three months ended March 31, 2005 and 15% in the three months ended March 31, 2004. In the international markets AlphaSmart intends to continue to sell through reseller channels as well as direct sales employees.
      Cost of Revenue; Gross Margin. Cost of revenue consists of:

•	Cost of third party manufacturing, including amortization of tooling costs;

•	Expense for operations organization, which performs final configuration, testing, shipping and receiving, and a portion of the expense of AlphaSmart’s customer care center;

•	Third party royalties and license fees;

•	Estimated obsolete or slow-moving inventory costs; and

•	Estimated warranty costs.
      A third party manufactures AlphaSmart’s devices. Accordingly, a significant portion of AlphaSmart’s cost of revenue consists of payments to this third party manufacturer. AlphaSmart also provides a limited three-year warranty on the AlphaSmart 3000 and Neo by AlphaSmart platforms and a limited one-year warranty on the Dana by AlphaSmart platform. AlphaSmart estimates and records the cost of the warranty at the time of sale.
      AlphaSmart’s gross margin has been and will be affected by a variety of factors, including the mix and average selling price of its products, the cost of components and manufacturing labor, the cost of third party software, fluctuations in volume, competition, warranty and support costs, component shortages and the mix of distribution channels through which its products are sold. The Dana platform, which AlphaSmart began shipping in October 2002, carries a higher average selling price and a lower gross margin percentage than the AlphaSmart 3000 and Neo by AlphaSmart platforms.

      Research and Development. Research and development expense consists primarily of salaries and related overhead expense for development and engineering personnel, fees paid to consultants and outside contractors, and prototype costs related to the design, development, testing and enhancement of the AlphaSmart platforms. AlphaSmart expenses its research and development costs as they are incurred or capitalizes them under SFAS No. 86 where required.
      Sales and Marketing. Sales and marketing expense consists primarily of salaries, commissions and related overhead expense for personnel engaged in marketing and sales and costs associated with promotional and other marketing activities.
      General and Administrative. General and administrative expense consists primarily of salaries and related overhead expense for executive, finance, accounting, information technology and human resources personnel; accounting and legal fees; and other corporate expense.
      Other Expense. Other expense relates primarily to interest payments on outstanding balances on AlphaSmart’s term loan and revolving line of credit with a bank, as well as interest accretion, and premium, under its mandatorily redeemable preferred stock. For further discussion regarding these obligations, you should read “— Liquidity and Capital Resources.” AlphaSmart used a portion of the proceeds of its February 2004 public offering to repay the term loan in its entirety and to fully redeem the mandatorily redeemable preferred stock, including accrued dividends and a redemption premium.
      Provision for Income Taxes. Deferred tax assets and liabilities result primarily from temporary timing differences between book and tax valuation of assets and liabilities. The provision for income taxes reflects the estimated annualized effective tax rate applied to earnings including the effect of treating the nondeductible premium and interest expense on the mandatorily redeemable preferred stock as a discrete item in the first quarter of 2004. In addition, the calculation of AlphaSmart’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. AlphaSmart records liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes may be due. Actual tax liabilities may be different than the recorded estimates and could result in an additional charge or benefit to the tax provision in the period when the ultimate tax assessment is determined.
Critical Accounting Policies and Estimates
      Management’s discussion and analysis of AlphaSmart’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. As such, AlphaSmart is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results may differ from these estimates under different assumptions or conditions. AlphaSmart believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:
      Revenue Recognition. Revenue is recognized when it is earned in accordance with applicable accounting standards, including Statement of Position No. 97-2, “Software Revenue Recognition,” as amended. AlphaSmart recognizes revenue from the sale of its devices and software upon shipment to the customer, provided at the time of shipment there is persuasive evidence of an arrangement with the customer, the fee is fixed or determinable, collection of the receivable is reasonably assured and there are no remaining unfulfilled obligations.
      Revenue recognized is net of an estimated amount for the return of devices and software. AlphaSmart measures estimated future returns related to the current period by analyzing historical returns, current economic trends and changes in customer demand and acceptance of its devices and software. The balance of its allowance for sales returns was $29,000 as of March 31, 2005.
      AlphaSmart does not provide free updates to its devices or software, however it does provide limited customer support, which includes email and phone support as well as software bug fixes which can be downloaded from the AlphaSmart website. AlphaSmart accrues for the costs associated with providing such customer support as a cost of revenue at the time the revenue is recognized.
      Allowance for Doubtful Accounts. AlphaSmart assesses collection risk based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. AlphaSmart does not request collateral from its customers. If AlphaSmart determines that collection of a fee is not reasonably assured, it defers the fee and recognizes net revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. AlphaSmart also maintains allowances for doubtful accounts for estimated collection risk losses resulting from the inability of its customers to make required payments. If the financial condition of AlphaSmart’s customers was to deteriorate, resulting in an impairment of the customers’ ability to make payments, additional allowances may be required. The balance of the allowance for doubtful accounts was $92,000 as of March 31, 2005.
      Obsolete or Slow-Moving Inventory. AlphaSmart writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
      Prepaid Royalties. In some cases where AlphaSmart pre-pays royalties relating to the licensing of third party software, amortization is recorded based on the number of units shipped times royalty cost per-unit basis. The royalty cost per unit is computed using estimates of expected sales over the life of the licensing contract. In the event of a significant decline in the estimated sales, AlphaSmart would have to accelerate the amortization of prepaid royalties by increasing the royalty cost per unit for future periods. For example, in the fourth quarter of 2004, AlphaSmart incurred a charge related to revisions of its estimates under its agreement with PalmSource, Inc.
      Warranty Accrual. AlphaSmart provides for the estimated cost of product warranties at the time net revenue is recognized. While it engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, AlphaSmart’s warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from AlphaSmart’s estimates, revisions to the estimated warranty liability would be required. The balance of the reserve for warranty obligations was $253,000 as of March 31, 2005.
      Valuation Allowance for Deferred Tax Assets. AlphaSmart has not recorded a valuation allowance to reduce its deferred tax assets, as it believes those assets are more likely than not to be realized. While it has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event it were to determine that it would not be able to realize its deferred tax assets in the future in excess of its net recorded amount, a valuation allowance may be necessary and may decrease income in the period such a determination is made.

Results of Operations
      The following table sets forth the percentage of consolidated net revenue represented by items in AlphaSmart’s consolidated income statements for the periods presented:

	Three Months Ended
			Years Ended December 31,
	March 31,	March 31,
	2005	2004	2004	2003	2002

Consolidated Statement of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	52.3	48.7	48.4	48.4	47.6

Gross margin	47.7	51.3	51.6	51.6	52.4

Operating expenses:
Research and development	7.2	7.0	6.8	8.2	8.2
Sales and marketing	25.8	21.0	20.0	15.4	14.9
General and administrative	33.4	11.1	13.0	10.7	12.4

Total operating expenses	66.4	39.1	39.8	34.3	35.5

Income from operations	(18.7)	12.2	11.8	17.3	16.9
Other expense	(0.3)	(7.1)	(1.6)	(2.6)	(2.9)

Income before provision for income taxes	(19.0)	5.1	10.2	14.7	14.0
Provision for income taxes	2.4	(4.4)	(4.0)	(5.9)	(5.6)

Net income	(16.6)%	0.7%	6.2%	8.8%	8.4%

Three Months Ended March 31, 2005 and 2004

Net Revenue
      Net revenue from the sale of AlphaSmart’s products decreased by 20.5% to $7.0 million for the three months ended March 31, 2005, from $8.8 million for the three months ended March 31, 2004. AlphaSmart believes the decrease in net revenue resulted from softness in technology spending in the K-12 education market generally, as well as increased customer demand for solutions that meet specific education needs, which increased competitive pressure on AlphaSmart’s platforms, particularly the Dana platform, which faced increased competitive pressure from PCs. Dana shipments accounted for approximately 27% of net revenue for the three months ended March 31, 2005 compared to 29% for the three months ended March 31, 2004. U.S. sales accounted for 82% of AlphaSmart’s net revenue for the three months ended March 31, 2005 and 85% of AlphaSmart’s net revenue for the three months ended March 31, 2004. Net revenue from direct sales channels accounted for 79% of AlphaSmart’s net revenue for the three months ended March 31, 2005 and 83% of AlphaSmart’s net revenue for the three months ended March 31, 2004. AlphaSmart expects the trends toward increased international revenue and decreased direct sales revenue to continue over the remainder of 2005.

Gross Margin
      Gross margin was 47.7% for the three months ended March 31, 2005 compared to 51.3% for the three months ended March 31, 2004. The decrease was due primarily to a combination of higher royalty costs on the Dana and lower revenue on fixed overhead costs. AlphaSmart expects margins to trend slightly higher over the next couple quarters as a result of higher revenue trends in the second and third quarters measured against fixed overhead costs.

Research and Development
      Research and development expense decreased 17.7% to $505,000 for the three months ended March 31, 2005, from $614,000 for the three months ended March 31, 2004. As a percentage of net revenue, research and development expenses increased to 7.2% for the three months ended March 31, 2005 from 7.0% for the same period in 2004. The decrease was primarily a result of a reduction in bonuses of $33,000 and cost savings of $70,000 due to the consolidation of research and development facilities. AlphaSmart expects research and development costs to increase marginally in absolute dollars as it continues to invest in new product development over the remainder of 2005.

Sales and Marketing
      Sales and marketing expense was $1.8 million for each of the three month periods ended March 31, 2005 and 2004. As a percentage of net revenue, sales and marketing expenses increased to 25.8% for the three months ended March 31, 2005 from 21.0% for the same period in 2004. AlphaSmart expects sales and marketing expense to increase marginally in absolute dollars over the remainder of 2005.

General and Administrative
      General and administrative expense increased 138.7% to $2.3 million for the three months ended March 31, 2005, from $977,000 for the three months ended March 31, 2004. As a percentage of net revenue, general and administrative expenses increased to 33.4% for the three months ended March 31, 2005 from 11.1% for the same period in 2004. The increase was primarily due to $990,000 of merger related expenses and $417,000 of litigation and settlement expenses to settle the Wolf lawsuit. AlphaSmart expects general and administrative expense to decrease significantly, as it expects to complete its proposed merger with Renaissance Learning, Inc. during the second quarter of 2005.

Other Expense, net
      Other expense decreased to $20,000 for the three months ended March 31, 2005 compared to $623,000 for the three months ended March 31, 2004, primarily reflecting $588,000 of premium and interest expense on the redemption of mandatorily redeemable preferred stock for the three months ended March 31, 2004. AlphaSmart expects other expense to remain relatively flat or to fluctuate slightly due to currency exchange rates for the remainder of 2005.

Provision for Income Taxes
      AlphaSmart accrued income taxes at an effective tax benefit rate of 12% for the three months ended March 31, 2005 and an effective tax rate of 86% for the three months ended March 31, 2004. For the three months ended March 31, 2005, the difference between the federal rate of 34% and the effective benefit rate used is primarily due to state income taxes and the impact of treating the nondeductible merger related expenses incurred as a discrete item in the quarter, offset by research and development credits. For the three months ended March 31, 2004, the difference between the federal rate of 34% and the effective rate used is primarily due to state income taxes and the impact of treating the nondeductible premium and interest expense incurred on the redemption of the mandatorily redeemable preferred stock as a discrete item in the quarter, offset by research and development credits. AlphaSmart expects the effective tax rate to be higher in the three months ending June 30, 2005 due to additional nondeductible merger costs. AlphaSmart will continue to assess the impact of the merger costs on future quarters and adjust the tax rate accordingly.
  Years Ended December 31, 2004 and 2003
      Net Revenue. Net revenue from the sale of AlphaSmart products decreased 9% to $35.5 million for the year ended December 31, 2004, from $38.9 million for the year ended December 31, 2003. AlphaSmart believes the decrease in net revenue resulted from softness in technology spending in the K-12 education market generally, as well as increased customer demand for solutions that meet specific education needs, which increased competitive pressure on AlphaSmart’s platforms, particularly the Dana platform, which faced increased competitive pressure from PCs. Dana shipments accounted for approximately 28% of net revenue for the year ended December 31, 2004 compared to 29% for the year ended December 31, 2003. No single customer accounted for more than 10% of AlphaSmart’s net revenue in either year. U.S. sales accounted for 87% of its net revenue for the year ended December 31, 2004 and 89% of its revenue for the year ended December 31, 2003. Net revenue from AlphaSmart’s direct sales channels accounted for 85% of its net revenue for the year ended December 31, 2004 and 81% of its net revenue for the year ended December 31, 2003.
      Gross Margin. Gross margin was 51.6% for the year ended December 31, 2004, and the year ended December 31, 2003. Gross margin for the year ended December 31, 2004 was negatively impacted by 0.5% due to lower revenue spread across fixed overhead costs, offset by generally higher average selling prices.
      Research and Development. Research and development expense decreased to $2.4 million, or 7% of net revenue, for the year ended December 31, 2004, from $3.2 million, or 8% of net revenue, for the year ended December 31, 2003. The decrease in absolute dollars was attributable primarily to a decrease in bonuses of $267,000 and a decrease of $462,000 in consulting and outside development expenses.
      Sales and Marketing. Sales and marketing expense increased to $7.0 million, or 20% of net revenue, for the year ended December 31, 2004, from $6.0 million, or 15% of net revenue, for the year ended December 31, 2003. The increase in absolute dollars included $830,000 related to the expansion of its direct sales organizations in the United States, $87,000 related to increased marketing programs, and $113,000 related to increased travel costs. A portion of this increased expense related to AlphaSmart’s efforts to adapt to the changing educational technology spending market by focusing its sales organization on selling integrated solutions that address specific educational needs and on targeting sales efforts at the district level, where more education technology spending decisions are being made.
      General and Administrative. General and administrative expense increased to $4.6 million, or 13% of net revenue, for the year ended December 31, 2004, from $4.2 million, or 11% of net revenue, for the year ended December 31, 2003. The increased general and administrative expense related primarily to additional personnel costs of $150,000 and additional professional service costs of $250,000 required to operate as a public company.
      Other Expense. Other expense was approximately $580,000 for the year ended December 31, 2004 and $1.0 million for the year ended December 31, 2003. The decrease reflects the liquidation of all term debt and the redemption of AlphaSmart’s mandatorily redeemable preferred stock upon the completion of its initial public offering on February 11, 2004.
      Provision for Income Taxes. AlphaSmart accrued income taxes at an effective tax rate of 39% for the year ended December 31, 2004 and 40% for the year ended December 31, 2003. The differences between the federal rate of 34% and the effective rates indicated are primarily due to state income taxes and non-deductible interest accretion, partially offset by research and development credits.
  Years Ended December 31, 2003 and 2002
      Net Revenue. Net revenue from the sale of AlphaSmart products increased 9% to $38.9 million for the year ended December 31, 2003, from $35.6 million for the year ended December 31, 2002. This increase resulted primarily from a change in the mix of products shipped. While the total number of devices shipped in the year ended December 31, 2003 was substantially the same as the total number of devices shipped in the year ended December 31, 2002, the higher priced Dana devices accounted for 29% of net revenue in the year ended December 31, 2003 compared to 4% for the year ended December 31, 2002. AlphaSmart began shipping the Dana device in October 2002. No single customer accounted for more than 10% of AlphaSmart’s net revenue in either year. U.S. sales accounted for 89% of AlphaSmart’s net revenue for the year ended December 31, 2003 and 92% of its net revenue for the year ended December 31, 2002. Net revenue from its direct sales channels accounted for 81% of its net revenue for the year ended December 31, 2003 and 76% of its net revenue for the year ended December 31, 2002.

      Gross Margin. Gross margin was 51.6% for the year ended December 31, 2003 and 52.4% for the year ended December 31, 2002. This decrease resulted primarily from the change in product mix to a higher proportion of the lower margin Dana product in the year ended December 31, 2003.
      Research and Development. Research and development expense increased to $3.2 million, or 8% of net revenue, for the year ended December 31, 2003, from $2.9 million, or 8% of net revenue, for the year ended December 31, 2002. The increase in absolute dollars was attributable primarily to an increase in personnel and related overhead expense.
      Sales and Marketing. Sales and marketing expense increased to $6.0 million, or 15% of net revenue, for the year ended December 31, 2003, from $5.3 million, or 15% of net revenue, for the year ended December 31, 2002. The increase in absolute dollars was related to expansion of AlphaSmart’s direct sales organization, both in the United States and internationally.
      General and Administrative. General and administrative expense decreased to $4.2 million, or 11% of net revenue, for the year ended December 31, 2003, from $4.4 million, or 12% of net revenue, for the year ended December 31, 2002. The decrease in absolute dollars was attributable primarily to the inclusion in 2002 of charges of approximately $300,000 each for relocation of the corporate headquarters and a financing which was subsequently delayed. This decrease was partially offset by an increase in personnel and related overhead expense in 2003.
      Other Expense. Other expense was approximately $1.0 million each for the years ended December 31, 2003 and 2002, primarily representing interest charges.
      Provision for Income Taxes. AlphaSmart accrued income taxes at an effective tax rate of 40% for the years ended December 31, 2003 and 2002. The difference between the federal rate of 34% and the effective rate of 40% is primarily due to state income taxes and non-deductible interest accretion, partially offset by research and development credits.

Quarterly Results of Operations
      The following table presents AlphaSmart’s unaudited quarterly consolidated results of operations for its most recent nine quarters including the quarter ended March 31, 2005. You should read the following table in conjunction with the audited and unaudited consolidated financial statements and the related notes contained elsewhere in this proxy statement/ prospectus. AlphaSmart has prepared the data on the same basis as its audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that it considers necessary for a fair statement of its financial position and operating results for the quarters presented. Operating results for any quarter are not indicative of results for any future quarters or for a full year.
      The following table sets forth the statements of operations data for each of the periods indicated (in thousands, except per share data):

	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	2005	2004	2004	2004	2004	2003	2003	2003	2003

	(Unaudited)
Net Revenue	$6,989	$6,805	$8,795	$11,075	$8,786	$8,264	$10,590	$11,712	$8,298
Cost of Revenue	3,653	3,777	4,185	4,906	4,281	3,935	5,428	5,364	4,076

Gross margin	3,336	3,028	4,610	6,169	4,505	4,329	5,162	6,348	4,222

Operating expenses
Research and development	505	567	596	633	614	768	764	884	761
Sales and marketing	1,807	1,750	1,638	1,850	1,846	1,557	1,522	1,481	1,411
General and administrative	2,332	1,269	1,111	1,256	977	1,067	1,072	1,038	986

Total operating expenses	4,644	3,586	3,345	3,739	3,437	3,392	3,358	3,403	3,158

Income (loss) from operations	(1,308)	(558)	1,265	2,430	1,068	937	1,804	2,945	1,064
Other income (expense)	(20)	48	(3)	(2)	(623)	(248)	(257)	(278)	(260)

Income (loss) before provision for income taxes	(1,328)	(510)	1,262	2,428	445	689	1,547	2,667	804
Benefit from (provision for) income taxes	166	290	(422)	(899)	(382)	(276)	(619)	(1,067)	(321)

Net income (loss)	$(1,162)	$(220)	$840	$1,529	$63	$413	$928	$1,600	$483

Net income (loss) per share:
Basic	$(0.08)	$(0.01)	$0.06	$0.10	$0.01	$0.07	$0.17	$0.29	$0.09

Diluted	$(0.08)	$(0.01)	$0.06	$0.10	$0.00	$0.04	$0.09	$0.15	$0.04

Shares used in computing per share amounts
Basic	14,870	14,800	14,724	14,628	11,630	5,597	5,552	5,481	5,411

Diluted	14,870	14,800	15,116	15,123	13,840	10,964	10,907	10,808	10,926

      Net Revenue. AlphaSmart generally experiences higher revenue in its second and third quarters as a result of the U.S. K-12 budget cycle that runs from July 1 through June 30 each year. Increased spending in the second quarter is a result of schools spending the remaining funds in the current year and increased spending in the third quarter is a result of the new school year commencing. AlphaSmart expects this seasonality to continue.
      Gross Margin. The decrease in gross margin percentage beginning in the third quarter of 2004 was due primarily to a combination of higher costs for the AlphaSmart 3000 solution bundles, Dana related incentives, increased royalty costs on the Dana, product mix, and lower revenue on fixed overhead costs.
      Research and Development. The decrease in research and development expense from the fourth quarter of 2003 to the first quarter of 2004 was primarily the result of capitalizing outside development costs of $126,000 in the first quarter of 2004.
      Sales and Marketing. The increase in sales and marketing expense from the fourth quarter of 2003 to the first quarter of 2004 was primarily $173,000 related to increased headcount and $114,000 related to the acceleration of marketing programs.
      General and Administrative. The increase in general and administrative expense from the first quarter of 2004 to the second quarter of 2004 was primarily the result of increased costs to operate as a public company. The increase in general and administrative expense from the third quarter of 2004 to the fourth quarter of 2004 was primarily the result of $100,000 of increased legal costs related to litigation. The increase in general and administrative expenses from the fourth quarter of 2004 to the first quarter of 2005 was primarily the result of increased litigation expenses related to the settlement of the Wolf lawsuit as well as expenses related to the mergers.
      AlphaSmart’s quarterly operating results have varied on a quarterly basis and are likely to fluctuate in the future. Some of the important factors that could cause its net revenue and operating results to fluctuate from quarter-to-quarter include:

•	Customer demand for its products;

•	Reductions in K-12 budgets for technology;

•	AlphaSmart’s ability to deliver reliable, cost-effective new products in a timely manner;

•	AlphaSmart’s ability to maintain its licensing relationships with third party developers;

•	AlphaSmart’s product mix or geographic sales mix;

•	Increases in operating expense needed to adapt to changing business requirements;

•	A reduction in the price of AlphaSmart’s products;

•	A lack of availability of or a significant cost increase for AlphaSmart’s components;

•	Seasonality of K-12 spending;

•	Defaults on accounts receivable; and

•	Market conditions in the education market or the economy as a whole.
      Due to these and other risks identified in this proxy statement/ prospectus, AlphaSmart expects its operating results to fluctuate. As such, it believes that quarter-to-quarter comparisons of its net revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.
Liquidity and Capital Resources
      As of March 31, 2005, cash and cash equivalents totaled $2.9 million, compared to $4.1 million as of December 31, 2004 and $2.3 million as of December 31, 2003. Cash equivalents are short-term, interest-bearing, investment-grade securities with original or remaining maturities of ninety days or less as of the date of purchase.

      Net cash used in operating activities was $1.3 million for the three months ended March 31, 2005 and consisted primarily of a net loss of $1.2 million and an increase in other current assets of $1.4 million, partially offset by an increase in accrued liabilities. The increase in other current assets related primarily to the increase in amounts due from AlphaSmart’s contract manufacturer, amounts recoverable from AlphaSmart’s insurer in connection with the lawsuit settlement with Wolf Electronix, Inc., and merger related costs. The increase in accrued liabilities related primarily to merger related costs and settlement costs from the lawsuit with Wolf Electronix, Inc. For the three months ended March 31, 2004, net cash used in operating activities was $470,000 and consisted primarily of a net change in assets and liabilities of $1.2 million, partially offset by depreciation and amortization of $108,000 and premium and interest expense on mandatorily redeemable preferred stock of $588,000. The increase in accounts receivable of $1.1 million related to increased shipments at quarter end, the increase in other current assets of $1.0 million related primarily to prepaid royalties, the reduction in other assets of $1.5 million related to costs netted against proceeds from AlphaSmart’s initial public offering, and the net reduction in accounts payable and accrued liabilities of $632,000 related primarily to the payment of accrued public offering costs.
      Net cash used in operating activities was $3.0 million for the year ended December 31, 2004 and consisted primarily of a net change in assets and liabilities of $6.6 million, partially offset by net income of $2.2 million, depreciation and amortization of $426,000 and premium and interest expense on mandatorily redeemable preferred stock of $588,000. The increase in inventory of $1.3 million relates primarily to a shortfall in AlphaSmart’s revenue compared to its forecast. The total increase in other current assets and other assets of $2.5 million relates primarily to prepaid royalties. The reduction in accounts payable of $1.1 million relates primarily to AlphaSmart’s reduced inventory purchases in the fourth quarter and the decrease in accrued liabilities of $1.8 million primarily reflects the payment of its accrued public offering costs of $1.5 million and accrued bonuses of $500,000. For the year ended December 31, 2003, net cash provided by operating activities was $3.8 million and consisted primarily of net income of $3.4 million, allowance for doubtful accounts and sales returns of $230,000, depreciation and amortization of $430,000 and interest on mandatorily redeemable preferred stock of $728,000, offset by a net change in assets and liabilities of $879,000. The net change in assets and liabilities consisted primarily of increases in inventory and other assets of $1.4 million and $1.5 million, respectively, offset by increases in accounts payable and accrued liabilities of $575,000 and $1.4 million, respectively. The increases in other assets and accrued liabilities related primarily to expenses incurred in connection with AlphaSmart’s initial public offering.
      Net cash used in investing activities of $9,000 and $260,000 for the three months ended March 31, 2005 and 2004, respectively, resulted from purchases of property and equipment during both periods. For the year ended December 31, 2004, net cash used in investing activities of $616,000 resulted from purchases of property and equipment of $265,000 and purchases of capitalized software of $351,000. Net cash used in investing activities of $210,000 for the year ended December 31, 2003 resulted from purchases of property and equipment.
      Net cash provided by financing activities was $88,000 for the three months ended March 31, 2005 and consisted primarily of proceeds from the issuance of common stock under AlphaSmart’s stock purchase and stock option plans. Net cash provided by financing activities was $6.0 million for the three months ended March 31, 2004 and consisted of net proceeds from the sale of common stock in an initial public offering of $20.4 million, partially offset by the repayment of a loan facility of $4.0 million and the redemption of mandatorily redeemable preferred stock of $10.3 million.
      Net cash provided by financing activities was $5.4 million for the year ended December 31, 2004 and consisted of net proceeds from the sale of common stock in an initial public offering of $20.4 million, partially offset by the repayment of a loan facility of $4.0 million, repayment of a line of credit of $873,000 and the redemption of mandatorily redeemable preferred stock of $10.3 million. For the year ended December 31, 2003, net cash used in financing activities was $2.8 million and consisted primarily of net repayments under a loan facility.

      On February 11, 2004, AlphaSmart completed an initial public offering of 4.0 million shares of its common stock at a price of $6.00 per share. The offering provided net proceeds to us of $20.4 million, which is net of underwriters’ discounts and commissions of $1.7 million, and related legal, accounting, printing and other expenses totaling $1.9 million. AlphaSmart used $4.0 million of the proceeds to repay an outstanding term loan, $873,000 to pay down a line of credit, and $10.3 million to redeem 100,000 shares of mandatorily redeemable preferred stock. AlphaSmart has used and intends to continue to use the remaining net proceeds of the offering for working capital and general corporate purposes, including product research and development, marketing programs, further development of its sales force and capital expenditures. Pending these uses, AlphaSmart has invested the net proceeds of the offering in short-term, interest-bearing, investment-grade securities.
      AlphaSmart had a revolving line of credit with a bank in the amount of $3.0 million, which was to expire on May 31, 2005. At March 31, 2005 AlphaSmart had no outstanding balance under this line of credit. In April 2005 AlphaSmart terminated the line of credit.
      The following table describes AlphaSmart’s commitments to settle contractual obligations in cash as of December 31, 2004 (in thousands):

	Minimum	Minimum	Minimum
	Operating	Royalty	Capital Lease
Years Ending December 31,	Lease Payments	Payments	Payments

2005	$557	$3,282	$100
2006	217	1,508	20
2007	198	100	4
2008	39	25	1
2009	—	—	—
	$1,011	$4,915	$125

      AlphaSmart’s future liquidity and capital requirements will depend on numerous factors, including

•	the amount, type and timing of product sales;

•	the extent to which AlphaSmart’s existing and new products gain market acceptance;

•	the timing of customer payments on outstanding receivables;

•	the cost and timing of product development efforts and the success of these efforts;

•	the cost and timing of sales and marketing activities;

•	any acquisitions of products or technologies; and

•	the continued availability of financing.
      AlphaSmart believes that its cash and cash equivalents of $2.9 million as of March 31, 2005 will be sufficient to meet its operating and capital requirements through at least the next 12 months. However, it is possible that AlphaSmart may require additional financing within this period. In addition, even if AlphaSmart has sufficient funds to meet its anticipated cash needs in the next 12 months, AlphaSmart may need to raise additional funds beyond this time. AlphaSmart may be required to raise those funds through public or private financings, strategic relationships or other arrangements. AlphaSmart cannot assure that such funding, if needed, will be available on terms attractive to AlphaSmart, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If AlphaSmart fails to raise capital when needed, its failure could have a negative impact on AlphaSmart’s profitability and its ability to pursue its business strategy.

Recent Accounting Pronouncements
      In April 2004, the Emerging Issues Task Force (“EITF”) reached final consensus on EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” which requires companies that have participating securities to calculate earnings per share using the two-class method. This method requires the allocation of undistributed earnings to the common shares and participating securities based on the proportion of undistributed earnings that each would have been entitled to had all the period’s earnings been distributed. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 and earnings per share reported in prior periods presented must be retroactively adjusted in order to comply with EITF 03-6. AlphaSmart adopted EITF 03-6 on April 1, 2004. The adoption of EITF Issue 03-6 did not have a material impact on AlphaSmart’s financial position or results of operations.
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43 (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. AlphaSmart does not believe that adoption of this standard will have a material impact on its consolidated financial statements.
      In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. On April 14, 2005, the Securities and Exchange Commission (SEC) announced the adoption of a new rule that amended the compliance dates for SFAS No. 123(R). Under the new rule, companies are allowed to implement SFAS No. 123(R) at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. SFAS No. 123(R) provides transition alternatives for public companies to restate prior interim periods or prior years. AlphaSmart is in the process of evaluating the impact of this standard on its financial statements and will implement SFAS No. 123(R) for the fiscal year beginning January 1, 2006.
      In December 2004, the FASB issued FASB Staff Position No. FAS 109-1 (“FAS 109-1”), “Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (the “AJCA”).” The AJCA introduces a special 9% tax deduction on qualified production activities. FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. AlphaSmart is evaluating its impact on its consolidated financial statements.
      In December 2004, the FASB issued FASB Staff Position No. FAS 109-2 (“FAS 109-2”), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. AlphaSmart does not expect the adoption of this new tax provision to have a material impact on its consolidated financial statements.
      In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets.” The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. The effective date is for exchanges occurring in fiscal periods beginning after June 15, 2005. AlphaSmart believes that the adoption of this standard will have no material impact on its consolidated financial statements.
Qualitative and Quantitative Disclosures about Market Risk
      AlphaSmart has limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates.
Interest Rate Risk
      AlphaSmart’s exposure to interest rate risk relates primarily to its investment portfolio and credit facilities. All investments are classified as cash equivalents carried at cost and are deposited with financial institutions that approximate market value. AlphaSmart does not plan to use derivative financial instruments in its investment portfolio. If market rates were to increase immediately and uniformly by 10% from levels at December 31, 2004, the decline in fair value of the portfolio would not be material. AlphaSmart plans to ensure the safety and preservation of its invested principal funds by limiting default risks, market risk and reinvestment risk. It plans to mitigate default risk by investing in high-credit quality securities.
      AlphaSmart’s exposure to market risk also relates to the increase or decrease in the amount of interest expense it must pay on its revolving line of credit with a bank. At December 31, 2004, AlphaSmart had no outstanding balance under this line of credit. Amounts owed under its revolving line of credit accrue interest at a rate equal to a bank rate that was 5.25% per annum at December 31, 2004.
      The risk associated with fluctuating interest expense is limited to these debt instruments, and AlphaSmart does not believe that a 10% change in the interest rate would have a significant impact on its interest expense.
      AlphaSmart did not have any off-balance sheet arrangements at December 31, 2004.
Foreign Currency Risk
      Although AlphaSmart pays salaries that are fixed in British pounds to its European employees, to date, its exposure to foreign currency rate fluctuations has not been significant. Substantially all of its international sales are transacted in U.S. dollars. To date, AlphaSmart does not use derivative financial instruments for speculative trading purposes, nor does it hedge any foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates.
COMPARATIVE RIGHTS OF STOCKHOLDERS
      The rights of AlphaSmart stockholders are currently governed by the Delaware General Corporation Law (the “DGCL”), AlphaSmart’s amended and restated certificate of incorporation and AlphaSmart’s amended and restated bylaws. At the time of the transactions, AlphaSmart stockholders who receive shares of Renaissance common stock in the transactions will become Renaissance shareholders and their rights will be determined by the Wisconsin Business Corporation Law (the “WBCL”), Renaissance’s amended and restated articles of incorporation and Renaissance’s amended and restated by-laws. The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of AlphaSmart stockholders and those of Renaissance shareholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. The summary is qualified in its entirety by reference to the DGCL, the WBCL, AlphaSmart’s amended and restated certificate of incorporation and amended and restated bylaws, and Renaissance’s amended and restated articles of incorporation and amended and restated by-laws.

Authorized Capital Stock
      AlphaSmart. The authorized capital stock of AlphaSmart consists of 30,000,000 shares of AlphaSmart common stock and 5,000,000 shares of AlphaSmart preferred stock. As of May 4, 2005, 14,910,215 shares of AlphaSmart common stock were issued and outstanding and no shares of AlphaSmart preferred stock were issued and outstanding.
      Renaissance. The authorized capital stock of Renaissance consists of 150,000,000 shares of Renaissance common stock and 5,000,000 shares of Renaissance preferred stock. As of April 30, 2005, 30,598,782 shares of Renaissance common stock were issued and outstanding and no shares of Renaissance preferred stock were issued and outstanding.
Size of Board of Directors
      AlphaSmart. Under the DGCL, the board of directors of a Delaware corporation must consist of one or more natural persons, with the number fixed by, or in the manner provided in, the certificate of incorporation or bylaws. The AlphaSmart bylaws provide that the number of directors shall be determined by resolution of AlphaSmart’s board of directors. There are currently six members on AlphaSmart’s board of directors.
      Renaissance. The WBCL provides that the board of directors of a Wisconsin business corporation shall consist of one or more natural persons, with the number specified or fixed in accordance with the articles of incorporation or by-laws. Renaissance’s articles of incorporation and by-laws provide that the number of directors constituting the board of directors shall be determined by resolutions adopted by majority vote of the board of directors, but shall not be less than one nor more than 15. There are currently eight members on Renaissance’s board of directors.
Classified Board of Directors
      AlphaSmart. Under the DGCL, pursuant to a Delaware corporation’s certificate of incorporation, initial bylaw or a bylaw adopted by the stockholders, a classified board of directors with staggered terms can be created. A maximum of three classes of directors is allowed with expiring terms in one-year intervals. There is no statutory requirement as to the number of directors in each class or that the number in each class be equal. AlphaSmart’s certificate of incorporation provides that the board of directors is divided into three classes such that each director serves for a three-year term, or until his or her successor is elected and qualified or until his or her earlier resignation or removal.
      Renaissance. The WBCL provides that directors of a Wisconsin corporation may be divided into two or three classes if provided by the articles of incorporation. Renaissance does not have a classified board of directors. According to Renaissance’s by-laws, the term of office of each director shall be for one year.
Qualifications of Directors
      AlphaSmart. Under the DGCL, a director is not required to be a resident of Delaware or a stockholder of the corporation, and other qualifications of directors may be prescribed in the certificate of incorporation or bylaws. Neither the AlphaSmart certificate of incorporation nor bylaws require any prior qualifications in order for a person to serve as a director of the corporation.
      Renaissance. Under the WBCL, unless otherwise required by the articles of incorporation, a director is not required to be a resident of the State of Wisconsin or a shareholder of the corporation. Renaissance’s by-laws provide that Renaissance directors need not be a resident of Wisconsin or a shareholder of Renaissance. The by-laws provide that the board of directors, at its discretion, may establish any qualifications for directors. The nominating committee of the board of directors has adopted guidelines for evaluating and selecting candidates for election to the board of directors. Under these guidelines, each director should:

•	be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;

•	be free of any conflict of interest which would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

•	possess substantial and significant experience which would be of value to the company in the performance of the duties of a director; and

•	have sufficient time available to devote to the affairs of the company in order to carry out the responsibilities of a director.
Filling Vacancies on the Board of Directors
      AlphaSmart. Under the DGCL, unless the certificate of incorporation or bylaws provide otherwise, the board of directors may fill any vacancy on the board of directors, including newly created directorships resulting from an increase in the number of directors. The AlphaSmart certificate of incorporation and bylaws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, will be filled by a majority vote of the remaining members of the board of directors, even though less than a quorum of the board of directors exists. The AlphaSmart certificate of incorporation and bylaws specifically prohibits stockholders from voting to fill the vacancies.
      Renaissance. The WBCL provides that unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors it may filled by any of the following: (i) the shareholders; (ii) the board of directors; or (iii) if the directors remaining in office constitute fewer than a quorum of the board of directors, the directors, by the affirmative vote of a majority of all directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group may vote to fill the vacancy if it is filled by shareholders, and only the remaining directors elected by that voting group may vote to fill the vacancy if it is filled by the directors. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new directors may not take office until the vacancy occurs. The Renaissance articles of incorporation and by-laws provide that any vacancy on the board of directors, however caused, including, without limitation, any vacancy resulting from an increase in the number of directors, shall be filled by the vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director will not take office until the vacancy occurs.
Removal of Directors
      AlphaSmart. The DGCL provides that directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election. The AlphaSmart certificate of incorporation and bylaws provide that, any director or the entire board of directors, may be removed from office, but only for cause, by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders would be entitled to cast at any annual election of directors or such class of directors.
      Renaissance. Under the WBCL, shareholders of a corporation may remove a director with or without cause, unless the corporation’s articles of incorporation or by-laws provide that a director may only be removed for cause. Exclusive of directors, if any, elected by the holders of one or more classes of preferred stock, Renaissance’s articles of incorporation and by-laws provide that a director may only be removed for cause and by an affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders called for such purpose. “Cause” means solely malfeasance arising from the performance of a director’s duties that has a material adverse effect on Renaissance’s business.

Nomination of Directors for Election
      AlphaSmart. No provision is set forth in the AlphaSmart certificate of incorporation or bylaws regarding the nomination of directors for election, other than the ability of stockholders to nominate a person for election as a director as provided in the bylaws and described below under “— Submission of Stockholder Proposals.”
      Renaissance. Renaissance’s by-laws provide that nominations of persons for election to the board of directors may be made by or at the direction of the board of directors, by any nominating committee or persons appointed by the board of directors, or by any shareholder of Renaissance entitled to vote for election of directors at the meeting who complies with specified noticed procedures. If a shareholder wishes to nominate a person for election as a director, then the shareholder must give timely notice in proper written form to the corporate secretary of Renaissance. To be timely, such shareholder’s notice must be received by the corporate secretary of Renaissance at Renaissance’s principle office: (i) with respect to an election held at an annual meeting of shareholders, not less than 120 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year; or (ii) with respect to an election held at a special meeting of shareholders for the election of directors, not less than the close of business on the eighth day following the date of the earlier of public announcement or notice of such meeting is given to shareholders. To be in proper written form, such shareholder’s notice must be in writing and contain information regarding the nominee to the board of directors, the shareholder bringing the nomination and other information specified in Renaissance’s by-laws.
Fiduciary Duty of Directors
      AlphaSmart. The DGCL contains no provision addressing whether directors are permitted to consider the interests of constituencies other than the corporation and its stockholders in discharging their fiduciary duties.
      Renaissance. The WBCL permits directors to consider the interests of constituencies other than the corporation and its shareholders in discharging their fiduciary duties.
Anti-Takeover Provisions

AlphaSmart.
      Business combination subchapter. The DGCL generally prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      The DGCL generally defines “business combination” as:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority owned subsidiary of the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority owned subsidiary of the corporation.
      Generally, the DGCL defines an “interested stockholder” as any entity or person owning 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder and the affiliates and associates of that person.
      Fair price subchapter. The DGCL does not have a fair price statute.
      Control-share acquisition subchapter. The DGCL does not have a control share acquisition statute.
      Renaissance. The WBCL protects domestic corporations from hostile takeovers and abusive takeover tactics by preventing a person from engaging in specified transactions with the corporation or from taking specific actions after that person has acquired a significant portion of the corporation’s shares. These protections fall into three categories:

•	the business combination statute, which regulates specified types of transactions with interested shareholders;

•	the fair price statute, which regulates the price at which large shareholders may acquire the remaining shares of the corporation; and

•	the control share statute, which regulates the voting power of shares held by specified large shareholders.
      The following section summarizes each of these statutes.
      Business combination statute. The WBCL prohibits business combinations between Wisconsin corporations and a person who is an interested shareholder. This prohibition lasts for three years after the date on which that person became an interested shareholder. Business combinations include mergers, consolidations, share exchanges, sales of assets, liquidations, dissolutions, and specified types of stock transactions and stock issuances. An interested shareholder is a person who is the beneficial owner of at least 10% of the voting power of the outstanding voting stock or who is an affiliate or associate of the corporation and is the beneficial owner of at least 10% of the voting power of the outstanding voting stock at any time within the prior three-year period. The prohibition on business combinations does not apply if the corporation’s board of directors has approved, before the interested shareholder’s stock acquisition, that business combination or the purchase of stock made by the interested shareholder on that stock acquisition date.

      At any time after the three year period described above, the corporation may engage in a business combination with the interested shareholder only if:

•	the corporation’s board of directors has approved, before the interested shareholder’s stock acquisition date, the purchase of stock made by the interested shareholder on that stock acquisition date;

•	the business combination is approved by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose;

•	the interested shareholder pays a fair price, as defined in the statute, for the shares it acquires in the business combination; or

•	the business combination is a business combination specifically excluded from the prohibition on business combinations by the WBCL.
      Fair price statute. The WBCL provides that a business combination must be approved by the affirmative vote of at least all of the following: (i) 80% of the votes entitled to be cast by outstanding voting shares of the corporation, voting together as a single voting group; and (ii) two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares beneficially owned by a significant shareholder who is a party to the business combination or an affiliate or associate of a significant shareholder who is a party to the business combination, voting together as a single voting group. This voting requirement does not apply to a business combination if the corporation’s shareholders receive a fair price, as defined in the statute, for their shares from the significant shareholder in the business combination. A significant shareholder is a person who is the beneficial owner of at least 10% of the voting power of the outstanding voting stock or who is an affiliate or associate of the corporation and was the beneficial owner of at least 10% of the voting power of the outstanding voting stock at any time within the prior two-year period.
      Control share statute. Under the WBCL, unless otherwise provided in a resident corporation’s articles of incorporation, the voting power of shares of a corporation held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of those shares. The full voting power of the excess shares may be restored by a vote of a majority of the corporation’s shares. The person seeking restoration of full voting power may vote on this resolution.
Stockholders Meetings

AlphaSmart.
      Annual Meetings. Generally, under the DGCL, except as otherwise provided in a corporation’s certificate of incorporation, at least one meeting of stockholders shall be held in each calendar year for the election of directors at such time as shall be provided in or fixed pursuant to authority granted by the bylaws. The AlphaSmart bylaws provide that the annual meeting of the stockholders shall be held on such date and at such time as the board of directors may determine.
      Special Meetings. Under the DGCL, a special meeting of stockholders may be called by the corporation’s board of directors or by such persons as may be authorized by the corporation’s certificate of incorporation or bylaws. The AlphaSmart certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by the board of directors, the chairman of the board of directors, the chief executive officer, or by the president, but only in the absence of the chief executive officer.
      Attendance and Voting. The DGCL provides that every stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person to act for him by proxy. Every proxy shall be executed or authenticated by the stockholder filed with or transmitted to the secretary of the corporation or its designated agent. A stockholder may execute or authenticate a writing or transmit an electronic transmission authorizing another person to act for him by proxy. The DGCL provides that, unless otherwise provided in the certificate of incorporation, every stockholder of a corporation shall be entitled to one vote for every share of capital stock held by such stockholder. The AlphaSmart bylaws provide that at all stockholders’ meetings, stockholders entitled to vote may attend and vote either in person, by proxy, or by facsimile. All proxies shall be in writing, executed or authenticated by the stockholder or by a duly authorized attorney-in-fact, and shall be filed with or transmitted to the secretary of AlphaSmart or its designated agent. A stockholder or his duly authorized attorney-in-fact may execute or authenticate a writing or transmit a facsimile or electronic message authorizing another person to act for him by proxy.
      Quorum. The DGCL provides that unless the certificate of incorporation or bylaws provide otherwise, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders. The AlphaSmart by-laws provide that the presence in person or by proxy of the holders of a majority of the voting power of AlphaSmart’s issued and outstanding stock entitled to vote shall constitute a quorum at a meeting of stockholders.

Renaissance.
      Annual Meetings. Under the WBCL, a corporation shall hold a meeting of shareholders annually at a time stated in or fixed in accordance with the by-laws. Renaissance’s by-laws provide for an annual meeting to be held on the first Tuesday in the month of May for each year or at such other date and time as shall be fixed by, or at the direction of, the board of directors.
      Special Meetings. Under the WBCL, the board of directors, any person authorized by the articles of incorporation or by-laws, and holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, may hold a special meeting of shareholders. Renaissance’s by-laws provide that special meetings of shareholders of Renaissance may only be called by the chairman of the board of directors, the vice chairman of the board of directors, the chief executive officer, the president, or by not less than a majority of the board of directors; provided, however, that Renaissance shall hold a special meeting of shareholders if a signed and dated written demand or demands by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting is received.
      Attendance and Voting. The WBCL generally provides that a shareholder may vote his or her shares in person or by proxy. A shareholder may appoint a proxy in writing or by transmitting or authorizing the transmission of an electronic transmission of the appointment. The WBCL provides that unless the articles of incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholder’s meeting. Renaissance’s articles of incorporation and by-laws provide that each holder of common stock shall be entitled to one vote for each share of common stock held of record by such shareholder except as otherwise provided by the WBCL. The board of directors shall fix the term of voting rights for each holder of preferred stock. Renaissance’s by-laws provide that a shareholder may appoint a proxy to vote or otherwise act for the shareholder (i) by signing an appointment form by any reasonable means, including by facsimile signature, or (ii) by transmitting, or authorizing the transmission of, an electronic transmission of appointment.
      Quorum. The WBCL provides that unless the articles of incorporation or by-laws provide otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of the voting group for action on that matter. Under Renaissance’s by-laws, a majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum of that voting group for action on that matter.
Stockholder Action Without a Meeting
      AlphaSmart. Unless prohibited by the certificate of incorporation, the DGCL provides that stockholders may take action by written consent in lieu of a stockholders’ meeting if signed by the holders of outstanding stock having not less than the minimum number of votes that would have been required to approve such action. The AlphaSmart certificate of incorporation prohibits stockholders from taking action by written consent in lieu of a meeting.
      Renaissance. Under the WBCL, provided that written and signed consents are obtained, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting: (i) without action by the board of directors, by all shareholders entitled to vote on the action; or (ii) if the articles of incorporation so provide, by shareholders who would be entitled to vote at a meeting those shares with voting power to cast not less than the minimum number or, in the case of voting by voting groups, numbers of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Renaissance’s by-laws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting only by unanimous written consent or consents signed by all of the shareholders of Renaissance and delivered to Renaissance for inclusion in Renaissance’s records.
Submission of Stockholder Proposals
      AlphaSmart. The AlphaSmart bylaws set forth the procedure by which a stockholder may properly submit proposals, including director nominations, to the secretary for consideration at the annual meeting. The stockholder must (i) provide name, address, and number of shares owned by the stockholder, (ii) be a stockholder of record entitled to vote at the meeting, (iii) provide a brief description of the proposal, and (iv) describe any material interest of the stockholder in the proposal. To be considered timely, the stockholder’s proposal must be delivered to the secretary according to the procedures set forth in the bylaws. If nominating a director, specified information about the nominee and other details must be provided.
      Renaissance. Renaissance’s by-laws provide that if a shareholder wishes to bring business before an annual meeting, then the shareholder must have given timely notice thereof in writing to the secretary of Renaissance. To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal office of Renaissance, not less than 120 days prior to the anniversary date of the annual meeting of the shareholders in the immediately preceding year. The shareholder’s notice to the secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the shareholder proposing such business; (iii) the class and number of shares which are beneficially owned by the shareholder; (iv) any interest of the shareholder in such business; (v) a representation that the person sending the notice is a shareholder of record and will remain such through the record date for the meeting; and (vi) a representation that such shareholder intends to appear in person or by proxy at such meeting to move for the consideration of the business set forth in the notice. In addition, any such shareholder shall be required to provide such further information as may be requested by Renaissance in order to comply with federal securities laws, rules and regulations. Renaissance may require evidence by any person giving notice that such person is a bona fide beneficial owner of Renaissance’s shares.
Notice of Stockholder Meetings
      AlphaSmart. Under the DGCL, written notice of any stockholders’ meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meetings, subject to other provisions in the DGCL setting forth specific notice requirements for actions on particular matters. The AlphaSmart bylaws provide that prior written notice of any meeting of the stockholders shall be given to each stockholder entitled to vote at the meeting. Prior notice shall be given by facsimile transmission, postal mail or other means of written communication to each stockholder. Notices are to be given not less than 10 or more than 60 days prior to the date named for the meeting.
      Renaissance. Under the WBCL, a corporation shall notify shareholders of the date, time and place of each annual and special shareholders’ meeting not less than 10 days nor more than 60 days before the meeting date, unless a different time is provided by the articles of incorporation, the by-laws, or other provisions in the WBCL. Renaissance’s by-laws provide that it shall notify those shareholders entitled to vote of the date, time and place of each annual and special shareholders’ meeting not less than 10 nor more than 60 days before the meeting date. Notice of a special meeting shall include a description of each purpose for which the meeting is called. Renaissance may give notice in person, by mail or other method of delivery, by telephone, including voicemail, answering machine or answering service, or by other electronic means. If these forms of personal communication are impracticable, notice may be communicated by a newspaper of general circulation in the area where published, or by radio, television or other form of public broadcast communication.
Vote Required for Mergers
      AlphaSmart. The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation’s property and assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the DGCL, a surviving corporation need not obtain stockholder approval for a merger if:

•	Each share of the surviving corporation’s stock outstanding prior to the merger remains outstanding in identical form after the merger;

•	The merger agreement does not amend the certificate of incorporation of the surviving corporation; or

•	Either no shares of common stock of the surviving corporation are to be issued or delivered in the merger, or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.
      Renaissance. The WBCL provides that a merger to which a Wisconsin corporation is a party must be approved by the directors and by the affirmative vote of the holders of a majority of the shares entitled to vote on the merger and the affirmative vote of the holders of a majority of the shares of each class or series entitled to vote separately on the merger, if any. Approval of a plan of merger by the shareholders of the surviving corporation is not required if: (i) the articles of incorporation of the surviving corporation will not differ, except for limited changes; (ii) the number of shares and the rights and preferences of the shares held by the surviving corporation’s shareholders prior to the merger will not change immediately after the merger; and (iii) the number of shares of stock of the surviving corporation outstanding immediately after the merger plus the number of shares issuable as a result of the merger will not exceed by more than 20% of the total number of shares of stock of the surviving corporation outstanding immediately before the merger.
Distributions
      AlphaSmart. The DGCL allows the board of directors to authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired. The bylaws of AlphaSmart do not restrict the board of directors from authorizing and making distributions.
      Renaissance. Under the WBCL, a corporation may issue share dividends unless the articles of incorporation provide otherwise. The board of directors may authorize and the corporation may make distributions to its shareholders, including in connection with the repurchase of the corporation’s shares, in amounts determined by the board of directors, unless: (i) after the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation’s total assets after the distribution would be less than the sum of its total liabilities, plus, unless the articles of incorporation provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution, if the corporation were to be dissolved at the time of distribution. Holders of Renaissance common stock, subject to the rights of holders of Renaissance preferred stock, are entitled to receive such dividends as may be declared thereon from time to time by the board of directors, in its discretion, out of any funds of the corporation at the time legally available for dividends on common stock. Holders of Renaissance preferred stock shall be entitled to receive, when, as and if declared by the board of directors, out of funds legally available therefor, dividends at the annual rate fixed by the board of directors with respect to each series of shares and no more. Such dividends shall be paid or declared and set apart for payment for each dividend period before any dividend for the same period shall be paid or set apart for payment on the common stock. The holders of preferred stock shall not, however, be entitled to participate in any other or additional earnings or profits of the corporation, except for such premiums, if any, as may be payable in case of redemption, liquidation, dissolution or winding up.
Appraisal Rights
      AlphaSmart. Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply for shares of any class or series of stock, which stock at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, if:

•	they are shares of the surviving corporation and a vote of the stockholders of such corporation was not necessary to authorize the merger or consolidation;

•	the shares are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers; or

•	the shares are held of record by more than 2,000 stockholders.
      Notwithstanding the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything except:

•	shares of stock of the corporation surviving or resulting from the merger or consolidation;

•	shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares of the corporations described in either of the above; or

•	any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.
      A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or the sale of all or substantially all of the assets of the corporation. AlphaSmart’s certificate of incorporation and bylaws do not provide for appraisal rights other than those rights designated by the DGCL.
      Renaissance. Under the WBCL, in general, a shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of specified mergers, share exchanges and transactions involving the sale of all or substantially all of the corporation’s property other than in the usual and regular course of business. However, dissenters’ rights generally are not available to holders of shares, such as Renaissance shares, that are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotations System, unless the transaction is a business combination involving a significant shareholder or the corporation’s articles of incorporation provide otherwise. Renaissance’s articles of incorporation and by-laws do not provide for dissenters’ rights other than those rights designated by the WBCL.
Indemnification
      AlphaSmart. The DGCL classifies indemnification as either mandatory indemnification or permissive indemnification. A Delaware corporation is required to indemnify an agent against expenses actually and reasonably incurred in an action that the agent successfully defended on the merits or otherwise.
      Under the DGCL, in non-derivative third-party proceedings, a corporation may indemnify any agent who is or is threatened to be made a party to the proceeding against expenses, judgments and settlements actually and reasonably incurred in connection with a civil proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in the best interests of and not opposed to the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Further, in actions brought on behalf of the corporation, any agent who is or is threatened to be made a party can be indemnified for expenses actually and reasonably incurred in connection with the defense or settlement of the action if the person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation; however, indemnification is not permitted with respect to any claims in which such person has been adjudged liable to the corporation unless the appropriate court determines such person is entitled to indemnity for expenses.
      Any permissive indemnification of a present or former director, officer, employee or agent, unless ordered by a court, shall be made by the corporation upon a determination that the person has met the appropriate standard of conduct by: (i) a majority vote of the disinterested directors even though less than a quorum; (ii) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (iii) independent legal counsel in a written opinion, in cases where there are no disinterested directors; or (iv) the stockholders. The statutory rights regarding indemnification are non-exclusive; consequently, a corporation can indemnify a litigant in circumstances not defined by the DGCL under any bylaw, agreement or otherwise.
      The AlphaSmart bylaws provide that AlphaSmart shall indemnify a director or officer as directed by the board of directors, to the fullest extent permitted by the DGCL, either automatically or as authorized by a court, or in limited circumstances, the stockholders, as set forth in the bylaws.
      Renaissance. The WBCL requires a corporation to indemnify a director or officer, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is or was a director or officer of the corporation. Indemnification is also required in other instances, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the following:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal benefit; or

•	willful misconduct.
      The WBCL provides that reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by a corporation at such time as the director or officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

      The indemnification provisions of the WBCL are not exclusive. A corporation may provide directors and officers additional rights to indemnification, except for conduct described above, under any of the following: (i) the articles of incorporation or by-laws; (ii) a written agreement between the director or officer and the corporation; (iii) by a resolution adopted by the board of directors; or (iv) by a resolution that is adopted, after notice, by a majority vote of all of the corporation’s voting shares then issued and outstanding.
      Renaissance’s by-laws provide that Renaissance shall indemnify a director, officer, employee or agent to the extent permitted by the WBCL and specify procedural requirements for requesting indemnification. Renaissance’s by-laws provide that an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited. Payment or reimbursement of reasonable expenses incurred by a director, officer, employee or agent is mandatory provided he or she provides Renaissance with a written affirmation of his or her good faith belief that he or she is entitled to indemnification and a written undertaking, executed personally or on his or her behalf, to repay all amounts advanced without interest to the extent that it is ultimately determined that indemnification is prohibited.
      The WBCL allows a corporation to limit its obligation to indemnify directors and officers. Renaissance’s by-laws provide that the right to indemnification may be limited or reduced only by subsequent affirmative vote of not less than two-thirds of Renaissance’s outstanding shares entitled to vote on such matters. Any limitation or reduction in the right to indemnification may only be prospective from the date of such vote.
Limitations on Directors’ Liability
      AlphaSmart. Under the DGCL, a Delaware corporation’s certificate of incorporation may eliminate director liability for all acts except: (i) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (ii) a breach of the duty of loyalty to the corporation or its stockholders; (iii) improper personal benefits; or (iv) certain unlawful distributions. The AlphaSmart certificate of incorporation eliminates director liability to the fullest extent permitted by the DGCL.
      Renaissance. Under the WBCL, a director is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director unless immunity is limited by the corporation or its articles of incorporation or unless the person asserting liability proves that the breach or failure to perform constitutes:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;

•	a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•	a transaction from which the director derived an improper personal profit; or

•	willful misconduct.
      The Renaissance by-laws provide that a director shall be indemnified unless it is proven by a final adjudication that indemnification is prohibited.
Amendment of Articles of Incorporation
      AlphaSmart. Under the DGCL, under the following circumstances, a class of stockholders has the right to vote separately on an amendment to a Delaware corporation’s certificate of incorporation even if the certificate does not include such a right: (i) increasing or decreasing the aggregate number of authorized shares of the class (the right to a class vote under this circumstance may be eliminated by a provision in the certificate); (ii) increasing or decreasing the par value of the shares of the class; or (iii) changing the powers, preferences, or special rights of the shares of the class in a way that would affect them adversely. Approval by outstanding shares entitled to vote is also required. Further, a separate series vote is not required unless a series is adversely affected by an amendment in a manner different from other shares in the same class. Under the DGCL, a corporation’s certificate of incorporation also may require, for action by the board of directors or by the holders of any class or series of voting securities, the vote of a greater number or proportion than is required by the DGCL, and the provision of the certificate of incorporation requiring such greater vote cannot be altered, amended or repealed except by such greater vote.
      The AlphaSmart certificate of incorporation provides that the corporation reserves the right to amend, alter, change or repeal any provision in the certificate of incorporation, provided, however, that articles VI, VII, VIII, X, XI, XII and XIII (relating to (i) a classified board of directors, (ii) election and powers of the board of directors, (iii) indemnification, (iv) filling vacancies or removing directors, (v) notice of new business and stockholder nominations for the election of directors, (vi) unanimous written consent of stockholders and calling special meetings of the stockholders and (vii) amending the certificate of incorporation, respectively) may only be amended, altered, changed or repealed by at least 80% of the voting power of issued and outstanding stock entitled to vote in the election of directors.
      Renaissance. Under the WBCL, unless the articles of incorporation provide otherwise, a corporation’s board of directors may adopt one or more amendments to the corporation’s articles of incorporation without shareholder action in a limited number of specified circumstances. The WBCL also provides that the board of directors of a corporation may propose one or more amendments to the articles of incorporation for submission to shareholders. The board of directors may condition its submission of the proposed amendment on any basis. Unless the articles of incorporation or by-laws require a greater vote or a vote by voting groups, the amendment is adopted if approved by all of the following: (i) a majority of the votes entitled to be cast on the amendment by each voting group with respect to which the amendment would create dissenters’ rights; and (ii) the votes required by every other voting group entitled to vote on the amendment. Neither Renaissance’s articles of incorporation nor by-laws provide a procedural framework to amend its articles of incorporation.
Amendment of By-Laws
      AlphaSmart. Under the DGCL, stockholders entitled to vote has the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. However, the stockholders always retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power.
      The AlphaSmart board of directors, by a majority vote of the directors, has the power to alter, amend, and repeal the bylaws, at any regular or special meeting duly convened after notice of such purpose, subject always to the power of the holders of a majority of the issued and outstanding capital stock of AlphaSmart entitled to vote in the election of directors to further alter, amend or repeal the bylaws.
      Renaissance. Under the WBCL, a corporation’s board of directors may amend or repeal the corporation’s by-laws or adopt new by-laws except to the extent that the articles of incorporation or the WBCL reserve that power exclusively to the shareholders or the shareholders in adopting, amending or repealing a particular by-law provide within the by-laws that the board of directors may not amend, repeal or re-adopt that by-law. A corporation’s shareholders may amend or repeal the corporation’s by-laws or adopt new by-laws even though the board of directors may also amend or repeal the corporation’s by-laws or adopt new by-laws.
      Renaissance’s articles of incorporation provide that Renaissance’s by-laws may be amended, altered or repealed, and new by-laws may be enacted, only by the affirmative vote of the holders of not less than two-thirds of the outstanding shares of stock of the corporation entitled to vote at a meeting of shareholders duly called for such purpose and by the affirmative vote of the holders of not less than two-thirds of the shares of each class or series, if any, entitled to vote thereon at such meeting or by the affirmative vote of not less than a majority of the board of directors then in office.

      Renaissance’s by-laws further provide that the by-laws of the corporation may be amended or repealed by the board of directors unless any of the following apply: (i) the articles of incorporation, the particular by-law or the WBCL reserve this power exclusively to the shareholders in whole or part; (ii) the shareholders in adopting, amending, or repealing a particular by-law provide expressly within the by-law that the board of directors may not amend, repeal or readopt that by-law; or (iii) the by-law fixes a greater or lower quorum requirement or greater voting requirement for the board of directors, unless the shareholders in adopting or amending such bylaw provide expressly within the bylaw that it may be amended or repealed by a specified vote of the board of directors. Action by the board of directors to adopt or amend a by-law that changes the quorum or voting requirement for the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect except where a different voting requirement is specified in (iii) above. A by-law that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than otherwise provided in the WBCL may not be adopted, amended or repealed by the board of directors. Renaissance’s shareholders may amend or repeal the corporation’s by-laws or adopt new by-laws even though the board of directors may also amend or repeal the corporation’s by-laws or adopt new by-laws; however, a two-thirds shareholder vote is required. The adoption or amendment of a by-law that adds, changes or deletes a greater or lower quorum requirement or a greater voting requirement for shareholders or the board of directors must meet the same quorum and voting requirement then in effect.
Issuance of New Shares
      AlphaSmart. Under the DGCL, the division of stock into classes and into series within any class, the determination of the designation and the number of shares of any class or series and the determination of the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series of a corporation may be accomplished by the original certificate of incorporation or by any amendment thereof or in a resolution by the board provided for in the certificate of incorporation. The listing requirements of the Nasdaq National Market applicable to AlphaSmart require prior stockholder approval of specified issuances of shares, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding vote or pre-issuance outstanding number of shares.
      Renaissance. Under the WBCL, a corporation may issue the number of shares of each class or series authorized by the corporation’s articles of incorporation. If a corporation wishes to increase the number of shares of a class or series authorized in its articles of incorporation, then it must amend its articles of incorporation in the manner described above. The listing requirements of the Nasdaq National Market System applicable to Renaissance require prior shareholder approval of specified issuances of shares, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares.
LEGAL MATTERS
      The validity of the shares of Renaissance common stock offered by this proxy statement/ prospectus will be passed upon for Renaissance by Godfrey & Kahn, S.C., counsel for Renaissance.
      Godfrey & Kahn, S.C., counsel for Renaissance, and Wilson Sonsini Goodrich & Rosati, P.C., counsel for AlphaSmart, will pass upon certain U.S. federal income tax consequences of the mergers for Renaissance and AlphaSmart, respectively.
EXPERTS
      The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this proxy statement/prospectus by reference from Renaissance’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of AlphaSmart as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this proxy statement/ prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
OTHER MATTERS
      As of the date of this document, the AlphaSmart board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on such matters based on their best judgment.
      In addition to solicitation of proxies by mail, directors, officers and regular employees of AlphaSmart (none of whom will be specifically compensated for such services) may solicit proxies by telephone or otherwise.
STOCKHOLDER PROPOSALS
      AlphaSmart will hold an annual meeting of its stockholders in 2005 only if the mergers are not completed. If AlphaSmart’s 2005 annual meeting is to be held, in order to be considered at the meeting, stockholder proposals must be submitted to AlphaSmart’s corporate secretary at 973 University Avenue, Los Gatos, California 95032, no later than the tenth day following the day on which notice of the date of the 2005 annual meeting is mailed or such public disclosure made, whichever occurs first. AlphaSmart will notify its stockholders of the date of such annual meeting and the deadline for submitting such stockholder proposals in the event that the AlphaSmart 2005 annual meeting is to be held. AlphaSmart’s board of directors will review any stockholder proposals that are filed as required and will determine whether they meet applicable criteria for consideration at the 2005 annual meeting.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows Renaissance to “incorporate by reference” information into this proxy statement/ prospectus. This means that Renaissance can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This proxy statement/ prospectus incorporates by reference the documents set forth below that Renaissance has previously filed with the SEC, excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act. These documents contain important information about Renaissance and its financial performance.

Renaissance SEC Filings (File No. 000-22187)	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2004 (as filed on February 22, 2005)
Quarterly Report on Form 10-Q	Three months ended March 31, 2005 (as filed on May 10, 2005)
Current Reports on Form 8-K	Filing dated January 25, 2005; filing dated January 26, 2005;
filing dated January 31, 2005; filing dated February 1, 2005;
filing dated February 11, 2005; filing dated February 14, 2005; filing dated March 4, 2005; filing dated March 7, 2005; filing dated April 15, 2005; filing dated April 26, 2005; filing dated May 20, 2005
Definitive Proxy Statement on Schedule 14A	Filing dated February 22, 2005
Description of Renaissance Capital Stock included in its Registration Statement on Form S-1/ A (File No. 333-22519) incorporated by reference in its Registration Statement on Form 8-A filed with the SEC on September 16, 1997 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description and as amended by the description of Renaissance’s common stock to the extent discussed herein	Filing dated August 26, 1997
      In addition, all documents filed (but not furnished) by Renaissance pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/ prospectus and before the date of the AlphaSmart special meeting are deemed to be incorporated by reference into, and to be a part of, this proxy statement/ prospectus from the date of filing of those documents.
WHERE YOU CAN FIND MORE INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about Renaissance from other documents that are not included in or delivered with this proxy statement/ prospectus. See “Incorporation of Certain Documents by Reference” on page 135. Documents incorporated by reference are available from Renaissance without charge, excluding all exhibits unless Renaissance has specifically incorporated by reference an exhibit in this proxy statement/ prospectus. You may obtain the documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from Renaissance at the following address and telephone number:
Renaissance Learning, Inc.
Attn: Corporate Secretary
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495-8036
(715) 424-3636
      If you would like to request any documents from Renaissance, please do so by June 20, 2005 (which is five business days prior to the date of the special meeting) in order to receive them before the AlphaSmart special meeting.

      Renaissance and AlphaSmart file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information (as well as documents incorporated by reference herein) may be inspected and copied at the following public reference facilities maintained by the SEC:

Public Reference Room 450 Fifth Street, NW Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661
      Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy statements and other information regarding Renaissance and AlphaSmart. The address of the SEC web site is www.sec.gov. These materials may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street, NW, Washington, D.C. 20006.
      Renaissance filed a registration statement on Form S-4 to register with the SEC the issuance of Renaissance common stock in the mergers. This proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of Renaissance. As permitted by SEC rules, this proxy statement/ prospectus does not contain all the information that you can find in the registration statement or the exhibits to that registration statement.
      WE HAVE AUTHORIZED NO ONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS INVOLVING OUR COMPANIES THAT DIFFERS FROM OR ADDS TO THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THEREFORE, IF ANYONE SHOULD GIVE YOU ANY DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.
      THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS SPEAKS ONLY AS OF THE DATE INDICATED ON THE COVER OF THIS PROXY STATEMENT/ PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

INDEX TO ALPHASMART’S CONSOLIDATED FINANCIAL STATEMENTS

Page

Financial Statements for the year ended December 31, 2004 (audited):
Report of PricewaterhouseCoopers LLP, independent registered public accounting firm	F-2
Consolidated balance sheets at December 31, 2004 and 2003	F-3
Consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002	F-4
Consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit) for the years ended December 31, 2004, 2003 and 2002	F-5
Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002	F-7
Notes to consolidated financial statements for the year ended December 31, 2004	F-8
Financial Statements for the quarter ended March 31, 2005 (unaudited):
Condensed consolidated balance sheets as of March 31, 2005 and December 31, 2004	F-27
Condensed consolidated statements of operations for the three months ended March 31, 2005 and 2004	F-28
Condensed consolidated statements of stockholders’ equity and comprehensive loss for the three months ended March 31, 2005	F-29
Condensed consolidated statements of cash flows for the three months ended March 31, 2005 and 2004	F-30
Notes to condensed consolidated financial statements for the quarter ended March 31, 2005	F-31

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of AlphaSmart, Inc:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and of redeemable convertible preferred stock and stockholders’ equity present fairly, in all material respects, the financial position of AlphaSmart, Inc. and its subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
San Jose, CA
February 21, 2005

ALPHASMART, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands, except
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$4,070	$2,285
Accounts receivable, net	4,052	4,405
Inventory	4,087	2,818
Deferred tax assets	498	572
Other current assets	3,225	898

Total current assets	15,932	10,978
Property and equipment, net	572	709
Deferred tax assets, net of current portion	285	361
Other assets	2,193	1,644

Total assets	$18,982	$13,692

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$750	$1,892
Accrued liabilities	2,171	3,957
Income taxes payable	642	625
Borrowings under loan facility, current portion	—	2,680
Capital lease obligations, current portion	92	76

Total current liabilities	3,655	9,230
Borrowings against line of credit	—	873
Borrowings under loan facility, net of current portion	—	1,340
Capital lease obligations, net of current portion	24	106
Other long-term liabilities	18	60
Mandatorily redeemable preferred stock (Redemption value of $10,335)	—	9,747

Total liabilities	3,697	21,356

Redeemable convertible preferred stock, par value $0.0001:
Authorized: 0 and 5,038,000 shares at December 31, 2004 and 2003, respectively
Issued and outstanding: 0 and 5,037,744 at December 31, 2004 and 2003, respectively	—	13,468

Contingencies and commitments (Note 6)
Stockholders’ equity (deficit):
Convertible preferred stock, par value $0.0001:
Authorized: 5,000,000 and 0 shares at December 31, 2004 and 2003, respectively
Issued and outstanding: no shares at December 31, 2004 and 2003	—	—

Common stock, par value $0.0001:
Authorized: 30,000,000 and 20,000,000 shares at December 31, 2004 and 2003, respectively
Issued and outstanding: 14,851,641 and 5,599,563 at December 31, 2004 and 2003, respectively	2	1
Additional paid-in capital	35,697	1,509
Unearned stock-based compensation	(137)	(191)
Retained earnings	15,721	13,509
Accumulated other comprehensive income	1	39
Distributions in excess of net book value	(35,999)	(35,999)

Total stockholders’ equity (deficit)	15,285	(21,132)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$18,982	$13,692

The accompanying notes are an integral part of these consolidated financial statements.

ALPHASMART, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2004	2003	2002

	(In thousands, except per share
	data)
Net revenue	$35,461	$38,864	$35,631
Cost of revenue	17,149	18,803	16,951

Gross margin	18,312	20,061	18,680

Operating expenses:
Research and development	2,410	3,177	2,931
Sales and marketing	7,084	5,971	5,312
General and administrative	4,613	4,163	4,403

Total operating expenses	14,107	13,311	12,646

Income from operations	4,205	6,750	6,034
Other income (expense):
Interest income	31	9	20
Interest expense	(631)	(1,010)	(1,013)
Other income (expense), net	20	(42)	(25)

Income before provision for income taxes	3,625	5,707	5,016
Provision for income taxes	(1,413)	(2,283)	(2,024)

Net income	$2,212	$3,424	$2,992

Net income per share:
Basic	$0.16	$0.62	$0.55

Diluted	$0.15	$0.31	$0.28

Shares used in computing per share amounts:
Basic	13,803	5,550	5,481

Diluted	14,727	10,955	10,808

The accompanying notes are an integral part of these consolidated financial statements.

ALPHASMART, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY (DEFICIT)

								Accumulated
	Redeemable Convertible							Other	Distributions	Total
	Preferred Stock		Common Stock		Additional	Unearned		Comprehensive	in Excess of	Stockholders’
					Paid-In	Stock-Based	Retained	Income	Net Book	Equity
	Shares	Amount	Shares	Amount	Capital	Compensation	Earnings	(Loss)	Value	(Deficit)

			(In thousands, except share data)
Balance at January 1, 2002	5,037,744	$13,468	5,469,139	$1	$1,026	$—	$7,093	$(7)	$(35,999)	$(27,886)
Issuance of common stock upon exercise of stock options	—	—	57,079	—	52	—	—	—	—	52
Issuance of common stock options to employees	—	—	—	—	8	(8)	—	—	—	—
Issuance of common stock options to non-employees	—	—	—	—	98	(40)	—	—	—	58
Amortization of unearned stock-based compensation	—	—	—	—	—	48	—	—	—	48
Comprehensive income:
Net income	—	—	—	—	—	—	2,992	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(4)	—
Total comprehensive income										2,988

Balance at December 31, 2002	5,037,744	13,468	5,526,218	1	1,184	—	10,085	(11)	(35,999)	(24,740)
Issuance of common stock upon exercise of stock options	—	—	73,345	—	114	—	—	—	—	114
Issuance of common stock options to employees	—	—	—	—	175	(175)	—	—	—	—
Issuance of common stock options to non-employees	—	—	—	—	36	(36)	—	—	—	—
Amortization of unearned stock-based compensation	—	—	—	—	—	20	—	—	—	20
Comprehensive income:
Net income	—	—	—	—	—	—	3,424	—	—
Foreign currency translation gain	—	—	—	—	—	—	—	50	—
Total comprehensive income										3,474

Balance at December 31, 2003	5,037,744	$13,468	5,599,563	$1	$1,509	$(191)	$13,509	$39	$(35,999)	$(21,132)

ALPHASMART, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)

								Accumulated
	Redeemable Convertible							Other	Distributions	Total
	Preferred Stock		Common Stock		Additional	Unearned		Comprehensive	in Excess of	Stockholders’
					Paid-In	Stock-Based	Retained	Income	Net Book	Equity
	Shares	Amount	Shares	Amount	Capital	Compensation	Earnings	(Loss)	Value	(Deficit)

			(In thousands, except share data)
Balance at January 1, 2004	5,037,744	$13,468	5,599,563	$1	$1,509	$(191)	$13,509	$39	$(35,999)	$(21,132)
Issuance of common stock upon exercise of stock options	—	—	187,039	—	269	—	—	—	—	269
Shares repurchased	—	—	(584)	—	(2)	—	—	—	—	(2)
Issuance of common stock under employee stock purchase plan	—	—	27,879	—	95	—	—	—	—	95
Conversion of redeemable convertible preferred stock	(5,037,744)	(13,468)	5,037,744	1	13,467	—	—	—	—	13,468
Net proceeds from initial public offering	—	—	4,000,000	—	20,351	—	—	—	—	20,351
Reversal of unearned stock-based compensation due to terminations	—	—	—	—	(9)	9	—	—	—	—
Amortization of unearned stock-based compensation	—	—	—	—	—	45	—	—	—	45
Income tax benefit from exercise of stock options	—	—	—	—	17	—	—	—	—	17
Comprehensive income:
Net income	—	—	—	—	—	—	2,212	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	(38)	—
Total comprehensive income										2,174

Balance at December 31, 2004	—	$—	14,851,641	$2	$35,697	$(137)	$15,721	$1	$(35,999)	$15,285

The accompanying notes are an integral part of these consolidated financial statements.

ALPHASMART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2004	2003	2002

	(In thousands)
Cash flows from operating activities:
Net income	$2,212	$3,424	$2,992
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Allowances for doubtful accounts and sales returns	190	230	(159)
Depreciation and amortization	426	430	346
Deferred tax assets	150	(240)	141
Amortization of unearned stock-based compensation	45	20	48
Tax benefit from exercise of stock options	17	—	—
Amortization of deferred financing fees	—	89	62
Accretion of interest on mandatorily redeemable preferred stock	73	728	675
Premium on mandatorily redeemable preferred stock	515	—	—
Change in operating assets and liabilities:
Accounts receivable	163	(428)	(113)
Inventory	(1,269)	(1,440)	95
Other current assets	(2,327)	78	(757)
Other assets	(198)	(1,524)	(72)
Accounts payable	(1,142)	575	(43)
Accrued liabilities	(1,786)	1,394	576
Income taxes payable	17	532	(652)
Other long-term liabilities	(42)	(66)	126

Net cash (used in) provided by operating activities	(2,956)	3,802	3,265

Cash flows from investing activities:
Purchases of property and equipment	(265)	(210)	(464)
Purchases of capitalized software	(351)	—	—

Net cash used in investing activities	(616)	(210)	(464)

Cash flows from financing activities:
Proceeds from line of credit	—	873	—
Proceeds from loan facility	—	6,030	—
Repayment of line of credit	(873)	(1,000)	—
Repayment of loan facility	(4,020)	(8,715)	(3,380)
Payments under capital lease obligations	(90)	(62)	(63)
Proceeds from the issuance of common stock under stock option plans	269	114	52
Proceeds from the issuance of common stock under purchase plan	95	—	—
Repurchases of common stock	(2)	—	—
Redemption of mandatorily redeemable preferred stock	(10,335)	—	—
Net proceeds from sale of common stock in initial public offering	20,351	—	—

Net cash provided by (used in) financing activities	5,395	(2,760)	(3,391)

Effect of foreign currency translation	(38)	50	(4)

Net increase (decrease) in cash and cash equivalents	1,785	882	(594)
Cash and cash equivalents at beginning of period	2,285	1,403	1,997

Cash and cash equivalents at end of period	$4,070	$2,285	$1,403

Supplemental disclosure of cash flow information — See Note 13
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	FORMATION AND BUSINESS OF THE COMPANY:
      AlphaSmart, Inc. (the “Company”) develops, markets and supports technology platforms that are focused on the K-12 education market and are based on low-cost, durable and easy-to-use technology. Designed for the specific needs of the education market, the products improve students’ fundamental academic and computing skills and provide educators with integrated tools to easily manage the classroom’s word processing, outlining, keyboarding, test taking and technology skill building needs. The products are distributed in the United States of America and other markets throughout the world.
      The Company was incorporated in California in January 1992, as Intelligent Peripheral Devices, Inc. In November 1999, the Company was renamed AlphaSmart, Inc. From January 1, 1999 until June 4, 1999, the Company elected to be taxed as an “S” Corporation under the Internal Revenue Code. Thereafter, the Company has been taxed as a “C” Corporation under the Internal Revenue Code. In January 2004, the Company was reincorporated in Delaware.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation and basis of presentation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary AlphaSmart Europe Limited, which was incorporated in the United Kingdom. All significant intercompany transactions and account balances between AlphaSmart, Inc. and AlphaSmart Europe Limited have been eliminated.
      Certain reclassifications have been made to the prior year’s financial statements to confirm to the current year’s presentation. These reclassifications had no effect on the prior years total assets, stockholders’ deficit or results of operations.

Foreign currency translation
      The functional currency of the Company’s subsidiary is the British Pound. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date and revenue and expense accounts are translated at the average exchange rate during the period. Resulting translation adjustments are recorded directly to accumulated other comprehensive income (loss).

Use of estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock split
      In January 2004, the Company effected a 2 for 3 reverse split of its common stock and redeemable convertible preferred stock. All common stock and redeemable convertible preferred stock, Series A data and common stock option plan information has been restated to reflect the reverse split.

Cash and cash equivalents
      Cash and cash equivalents consists of highly liquid investment securities with an original or remaining maturity of three months or less at the purchase date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value of financial instruments
      The reported amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to their short maturities. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of borrowings under the line of credit and loan facility approximates fair value.

Inventory
      Inventory, which includes raw materials and finished goods, is stated at the lower of cost or market with cost being determined using the first in, first out (“FIFO”) method. The Company provides an inventory allowance based upon excess and obsolete inventory determined primarily by future demand forecasts.

Property and equipment
      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of three to five years. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the facility lease term or the estimated useful lives of the improvements. The Company capitalizes tooling costs to the extent they relate to costs of tools and molds used to manufacture products that the Company markets. Capitalized tooling and molds are amortized over their estimated useful life of three years. Major additions and improvements to assets are capitalized, while replacements, maintenance and repairs that do not improve or extend the life of the assets are charged to operations. In the period assets are retired or otherwise disposed of, the costs and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss on disposal is included in the results of operations.

Long-lived assets
      The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (or “SFAS No. 144”), which the Company adopted in 2002. SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed of. SFAS No. 144 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Warranty accrual
      The Company’s products carry a limited warranty ranging from one to three years that includes repair services or replacement parts as needed. The Company accrues estimated expenses for warranty obligations at the time that products are shipped based on historical experience and the Company’s estimate of the level of future costs. The factors that affect the Company’s warranty liability include the number of units sold, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty costs are reflected in the income statement as a cost of revenue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in the Company’s estimated product warranty liability during the years ended December 31, 2004 and 2003 were as follows (in thousands):

	Year Ended
	December 31,

	2004	2003

Warranty accrual at beginning of period	$300	$294
Additions charged to cost of revenue during the period	144	245
Settlements made during the period	(187)	(239)

Warranty accrual at end of period	$257	$300

Certain risks and concentrations
      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of money market funds. The Company places its temporary cash investments primarily with one financial institution which management believes to be creditworthy. Deposits with financial institutions may exceed the amount of insurance provided on such deposits.
      The Company’s accounts receivable are derived from revenue earned from customers located primarily in the United States of America. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectibility of each account. To date losses from bad debt have not been material.
      For the years ended December 31, 2004, 2003 and 2002, no single customer represented 10% or more of total revenue. At December 31, 2004, one customer accounted for 12% of total accounts receivable. At December 31, 2003, no single customer accounted for more than 10% of total accounts receivable.
      The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position or results of operations: delays in new product announcements and product introduction by the Company or its competitors, competitive pricing pressures, changes in the mix or markets in which products are sold, availability and costs of raw materials, reliance on subcontractors, lack of management continuity, political and economic conditions in various geographic areas, and costs associated with other events, such as intellectual property disputes and litigation among other factors.

Revenue recognition
      Revenue is recognized when it is earned in accordance with applicable accounting standards, including Statement of Position No. 97-2, “Software Revenue Recognition,” as amended. The Company recognizes revenue from the sale of its devices and software upon shipment to the customer, provided at the time of shipment there is persuasive evidence of an arrangement with the customer, the fee is fixed or determinable, collection of the receivable is reasonably assured, and there are no remaining unfulfilled obligations.
      Revenue recognized is net of an estimated amount for the return of devices and software. The Company measures estimated future returns related to the current period by analyzing historical returns, current economic trends and changes in customer demand and acceptance of their devices and software.
      The Company does not provide free updates to its devices or software, however it does provide limited customer support, which includes email and phone support as well as software bug fixes which can be downloaded from the Company’s website. The Company accrues for the costs associated with providing such customer support as a cost of revenue at the time the revenue is recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shipping and handling fees and costs
      The Company classifies amounts billed to customers for shipping and handling as revenue. Costs incurred by the Company for shipping and handling have been classified as cost of revenue.

Software development costs
      Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards, or “SFAS”, No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred until technological feasibility of the product or enhancement has been established through the inclusion of a detailed program design. Capitalized development costs are amortized to cost of revenue over the estimated useful life of the product. The Company had $351,000 of capitalized software development costs included in other assets as of December 31, 2004 and recorded $7,000 as amortization expense during the year ended December 31, 2004. There were no capitalized software development costs as of December 31, 2003.

Advertising costs
      The cost of advertising is expensed as incurred. For the years ended December 31, 2004, 2003 and 2002, the Company incurred $203,000, $216,000 and $196,000 in advertising expenses, respectively.

Income taxes
      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The provision for income tax expense is composed of taxes payable for the current year, plus the net change in deferred tax amounts during the year.

Segment reporting
      The Financial Accounting Standards Board or “FASB” issued SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographical areas and major customers. The method of determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.
      The Company’s chief operating decision-maker is considered to be the Chief Executive Officer (“CEO”). The CEO reviews financial information for purposes of making operational decisions and assessing financial performance. This financial information is consistent with the information presented in the accompanying statements of operations. The Company operates in one reportable segment, the education market.
      All long-lived assets are maintained in the United States of America. International sales were 13%, 11% and less than 10% of net revenue for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-based compensation
      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (or “SFAS No. 148”), which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (or “SFAS No. 123”), to provide alternative methods of transition for voluntary change to the fair value based method of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods ending after December  15, 2002. The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for its employee stock options, and presents disclosure of pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation.”
      Had compensation cost for the Company’s stock option grants to employees been determined based on the fair values of the stock option at the date of grant consistent with the provisions of SFAS No. 123, the Company’s net income would have changed to the pro forma amounts as follows (in thousands, except per share data):

	Years Ended December 31,

	2004	2003	2002

Net income as reported	$2,212	$3,424	$2,992
Add: Stock-based employee compensation expense included in reported net income, net of related taxes	39	9	8
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes	(115)	(32)	(43)

Pro forma net income	$2,136	$3,401	$2,957

Net income per share:
Basic:
As reported	$0.16	$0.62	$0.55

Pro forma	$0.15	$0.61	$0.54

Diluted:
As reported	$0.15	$0.31	$0.28

Pro forma	$0.15	$0.31	$0.27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value disclosures
      For all option grants issued after September 30, 2003, the fair value of each option grant has been estimated using the Black-Scholes option pricing model with the following assumptions:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003

Stock options
Weighted average risk-free interest rate	3.1%	2.8%
Expected life (in years)	4	4
Dividend yield	0%	0%
Volatility	55%	65%
Weighted average fair value	$1.60	$0.85
Employee Stock Purchase Plan
Weighted average risk-free interest rate	2.6%	—
Expected life (in years)	0.5	—
Dividend yield	0%	—
Volatility	55%	—
Weighted average fair value	$1.51	—
      For all option grants issued prior to September 30, 2003, the fair value of each option grant has been estimated on the date of grant using the minimum value method with the following assumptions:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2003	2002

Stock options
Weighted average risk-free interest rate	2.6%	4.1%
Expected life (in years)	4	4
Dividend yield	0%	0%
Weighted average fair value	$1.17	$0.73
      The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Stock-based compensation to non-employees is based on the fair value of the option estimated using the Black-Scholes model on the date of grant and revalued until vested. The assumptions used in the calculation for non-employee grants were: dividend yield of 0%; expected volatility of 65%; expected term of 10 years; risk free interest rate ranging from 1.21% to 4.66%.

Recent accounting pronouncements
      In April, 2004, the EITF reached final consensus on EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” which requires companies that have participating securities to calculate earnings per share using the two-class method. This method requires the allocation of undistributed earnings to the common shares and participating securities based on the proportion of undistributed earnings that each would have been entitled to had all the period’s earnings been distributed. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 and earnings per share reported in prior periods presented must be retroactively adjusted in order to comply with EITF 03-6. The Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
adopted EITF 03-6 on April 1, 2004. The adoption of EITF Issue 03-6 did not have a material impact on the Company’s financial position or results of operations.
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that adoption of this standard will have a material impact on its consolidated financial statements.
      In December 2004, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company currently uses the Black-Scholes option-pricing model to value options for financial statement disclosure purposes. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option-pricing model. The Company is required to adopt SFAS 123R in the third quarter of fiscal 2005. The Company is evaluating the requirements of SFAS 123R and expects its impact on the Company’s results of operations will not be materially different from the amount as calculated under FAS 123, depending on the plan and its terms, the valuation model used, and other factors.
      In December 2004, the FASB issued FASB Staff Position No. FAS 109-1 (“FAS 109-1”), “Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (the “AJCA”).” The AJCA introduces a special 9% tax deduction on qualified production activities. FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. The Company is evaluating its impact on its consolidated financial statements.
      In December 2004, the FASB issued FASB Staff Position No. FAS 109-2 (“FAS 109-2”), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004.” The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FAS109-2 provides accounting and disclosure guidance for the repatriation provision. The Company does not expect the adoption of this new tax provision to have a material impact on its consolidated financial statements.
      In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets.” The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. The effective date if for exchanges occurring in fiscal periods beginning after June 15, 2005. The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

NOTE 3 —	NET INCOME PER SHARE:
      Net income per share, which is also referred to as earnings per share (“EPS”) is computed in accordance with SFAS No. 128, “Earnings per Share.” Basic net income per share is computed by dividing net income by the weighted-average number of vested common shares outstanding for the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Diluted net income per share is computed giving effect to all potentially dilutive securities, including stock options, common stock subject to repurchase and redeemable convertible preferred stock. Potentially dilutive securities are excluded from the computation of diluted net income per share if their effect would be antidilutive.
      A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows (in thousands):

	Years Ended December 31,

	2004	2003	2002

Numerator:
Net income	$2,212	$3,424	$2,992

Denominator:
Weighted-average common stock outstanding	13,820	5,550	5,499
Less: Weighted-average shares subject to repurchase	(17)	—	(18)

Weighted-average shares used in computing basic net income per share	13,803	5,550	5,481
Effects of potentially dilutive securities:
Common stock options and shares subject to repurchase	428	367	289
Convertible preferred stock	496	5,038	5,038

Total weighted-average number of shares used in computing diluted net income per share	14,727	10,955	10,808

      For the years ended December 31, 2004, 2003, and 2002 there were approximately 251,000, 53,000 and 24,000 anti-dilutive weighted shares, respectively, which were excluded from the calculation of diluted weighted average shares outstanding. The exercise prices of these options were greater than the average market price of the common shares for the period.

NOTE 4 —	BALANCE SHEET COMPONENTS:
      Accounts receivable consisted of the following (in thousands):

	December 31,

	2004	2003

Accounts Receivable, trade	4,176	4,529
Less: Allowance for doubtful accounts and returns	(124)	(124)

	$4,052	$4,405

      The following summarizes the activity related to the allowance for doubtful accounts and product returns (in thousands):

	Balance at
	Beginning of	Charge		Balance at
	Year	(Credit)	Utilization	End of Year

Year ended December 31, 2004	$124	$190	$(190)	$124
Year ended December 31, 2003	181	230	(287)	124
Year ended December 31, 2002	340	(159)	—	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Inventory consisted of the following (in thousands):

	December 31,

	2004	2003

Finished goods	$3,637	$2,533
Raw materials	450	285

	$4,087	$2,818

      Other current assets consisted of the following (in thousands):

	December 31,

	2004	2003

Prepaid royalties and license fees	$1,544	$381
Non-trade receivables	1,405	193
Prepaid insurance	160	76
Other	116	248

	$3,225	$898

      Property and equipment consisted of the following (in thousands):

	December 31,

	2004	2003

Fixtures and equipment	$1,127	$985
Leasehold improvements	411	374
Tooling and molds	788	670

	2,326	2,029
Less: Accumulated depreciation and amortization	(1,754)	(1,320)

	$572	$709

      Leasehold improvements include $382,000 and $355,000 of assets acquired under capital leases at December 31, 2004 and 2003, respectively, with accumulated amortization of $280,000 and $179,000 at December 31, 2004 and 2003, respectively. Depreciation and amortization expense for the years ended December 31, 2004, 2003 and 2002 was $426,000, $430,000 and $346,000, respectively.
      Other assets consisted of the following (in thousands):

	December 31,

	2004	2003

Prepaid royalties and license fees	$1,677	$—
Capitalized software	351	—
Long-term deposits	111	132
Deferred IPO costs	—	1,492
Other	54	20

	$2,193	$1,644

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Accrued liabilities consisted of the following (in thousands):

	December 31,

	2004	2003

Payroll and personnel related accruals	$613	$1,094
Sales and other taxes payable	541	685
Professional services	488	1,210
Warranty	257	300
Sales commissions	106	120
Royalties	28	269
Lease restructuring	—	112
Other	138	167

	$2,171	$3,957

NOTE 5 —	BORROWINGS:

Loan facility
      In June 1999, the Company entered into a $20,000,000 term loan facility with a bank with a maturity date of June 2004. Interest was calculated and paid monthly. The loan was collateralized by substantially all of the assets of the Company. In May 2003, the Company fully repaid the remaining principal of $5,860,000 and interest of $29,000 related to the $20,000,000 term loan facility.
      In May 2003, the Company entered into a $6,030,000 term loan with a bank. The loan bore interest at a bank rate that was 4% per annum through February 2004. Interest and principal were due and payable quarterly. The loan was collateralized by substantially all of the assets of the Company. The loan would have matured in May 2005. Under the terms of the term loan facility, the Company was required to maintain certain financial covenants regarding its net worth, profitability, fixed charges to EBITDA, and total indebtedness to EBITDA.
      In February 2004, the Company completed an initial public offering and used a portion of the proceeds to repay the remaining principal of $4,020,000 and interest of $30,000 related to the $6,030,000 term loan facility.

Line of credit
      In June 1999, the Company entered into a revolving line of credit agreement with a bank for borrowings of up to $5,000,000. Interest accrued monthly at the bank’s prime rate. Amounts borrowed under this agreement were collateralized by substantially all of the assets of the Company. The line of credit agreement would have expired in June 2004. In May 2003, the Company fully repaid the remaining principal of $1,000,000 and interest of $8,000 related to the $5,000,000 line of credit.
      In May 2003, the Company entered into a revolving line of credit agreement with a bank for borrowings up to $3,000,000. Interest accrues monthly at the banks reference rate (5.25% at December 31, 2004), or 1.5% above the banks LIBOR rate (4.06% at December 31, 2004), whichever the Company selects. Amounts borrowed under this agreement are collateralized by substantially all of the assets of the Company. Interest expense is due monthly on the first day of each month. The line of credit agreement expires in May 2005. Under the terms of the agreement, the Company is required to maintain certain financial covenants regarding its net worth, profitability, and selected financial ratios. At December 31, 2004, the Company had no outstanding balance under this line of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 —	CONTINGENCIES AND COMMITMENTS:

Claims and litigation settlement
      In April 2002, the Company reached a final settlement with a third party in an intellectual property dispute. The Company agreed to pay $1,000,000 over the period April 1, 2002 through January 1, 2009 and issued 13,334 common stock options at exercise price of $0.02 per share, vesting immediately. The costs of this settlement are to be expensed from April 1, 2002 through January 1, 2009 and have been included in the minimum royalty payment commitment table below.
      On November 20, 2003, one of the Company’s contract manufacturers, Wolf Electronix, Inc. (“Wolf”), filed a lawsuit against the Company in United States District Court for the District of Utah, alleging that the Company breached its contract with Wolf and violated a U.S. federal anti-discrimination statute by no longer using Wolf for volume order manufacturing. Wolf is seeking an injunction and unspecified damages in connection with its complaint. On December 17, 2003, the Company answered the complaint and denied Wolf’s allegations. Discovery is in progress. Trial is currently scheduled for May 2005. The Company believes Wolf’s claims lack merit and that it has meritorious defenses to each claim. Accordingly, management does not believe it is probable that a material loss will arise from this claim. Note 15 contains an update to this matter.
      From time to time the Company is involved in litigation arising out of claims in the normal course of business. Based on the information presently available, including discussion with outside legal counsel, management believes that there are no claims or actions pending or threatened against the Company, the ultimate resolution of which will have a material adverse effect on the Company’s financial position, liquidity or results of operations.

Capital leases
      The Company acquired leasehold improvements under capital leases expiring through 2008. Future minimum lease payments under the capital leases as of December 31, 2004, are as follows (in thousands):

Years Ending December 31,

2005	$100
2006	20
2007	4
2008	1

Total minimum lease payments	125
Less amount representing interest	(9)

Present value of minimum lease payments	116
Less current portion of capital lease obligations	(92)

Capital lease obligations, net of current portion	$24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments
      The Company has entered into operating leases for its facilities with original terms ranging from one to five years. The Company has also entered into royalty agreements with rights to license software and technology used in its products with future minimum royalty payments. In February 2004, the Company extended the term of its licensing agreement with PalmSource, Inc. to December 2008. At December 31, 2004, the future minimum lease payments under all noncancelable leases and sub-leases and minimum royalty payments having initial terms longer than one year are as follows (in thousands):

	Minimum	Minimum
	Lease	Royalty
Years Ending December 31,	Payments	Payments

2005	$557	$3,282
2006	217	1,508
2007	198	100
2008	39	25
2009	—	—

	$1,011	$4,915

      Rent expense for the years ended December 31, 2004, 2003 and 2002 was $729,000, $541,000 and $691,000 respectively. The minimum royalty payments included above include royalty payments to PalmSource, Inc. and Douglas J. Kelly in respect of certain technology used in the Company’s products. The PalmSource, Inc. contractual commitment expires in December 2008 and thereafter is renewable if both parties agree. The Kelly patent contractual commitment expires in March 2008.

NOTE 7 —	LIABILITIES: MANDATORILY REDEEMABLE PREFERRED STOCK:
      During 1999, the Company authorized and issued 100,000 shares of mandatorily redeemable preferred stock at a price of $69.46 per share. In accordance with the terms of the Company’s then existing articles of incorporation, the Company, within 10 days of the closing of an initial public offering of the Company’s common stock, was obligated to redeem the outstanding shares for the redemption proceeds of $69.46 per share plus all accrued and unpaid dividends and such additional amount as was necessary to increase the aggregate redemption proceeds to $103.35 per share. Within 10 days of the closing of the Company’s initial public offering on February 11, 2004, all 100,000 shares of mandatorily redeemable preferred stock were redeemed for an aggregate amount of $10,335,000. Before this redemption, the rights, preferences and privileges of the mandatorily redeemable preferred stockholders were as follows:

Dividends
      The holders of mandatorily redeemable preferred stock were entitled to receive cumulative dividends accrued on a daily basis at the rate of 7.52% per annum of the liquidation value from date of issuance of mandatorily redeemable preferred stock, to the first to occur of liquidation of the Company, redemption of the mandatorily redeemable preferred stock, or the date such shares are otherwise acquired by the Company. Accordingly, for the years ending December 31, 2004, 2003 and 2002, $588,000, $728,000 and $675,000 in dividends were accrued for, respectively, and reflected in the financial statements as interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
expense as the mandatorily redeemable preferred stock had the characteristics of a debt instrument and was classified appropriately as a liability in the balance sheet as follows (in thousands):

Balance at January 31, 2002	$8,344
Accretion of interest	675

Balance at December 31, 2002	9,019
Accretion of interest	728

Balance at December 31, 2003	9,747
Accretion of interest	588
Redemption of mandatorily redeemable preferred stock	(10,335)

Balance at December 31, 2004	$—

Liquidation
      In the event of any liquidation, dissolution, or winding up of the Company, each holder of mandatorily redeemable preferred stock was entitled to receive liquidation proceeds equal to $69.46 per share plus all accrued and unpaid dividends and such additional amount as may be necessary to increase the aggregate liquidation proceeds to $103.35 per share prior to and in preference to distributions to the holders of common stock and holders of redeemable convertible preferred stock.

Redemption
      On the first day of June each year, commencing 2005 and ending in 2006, the Company was obligated to redeem the lesser of: (a) 51,263 shares on June 1, 2005 and 48,737 shares on June 1, 2006, or (b) the number of shares of mandatorily redeemable preferred stock then outstanding for redemption proceeds of $69.46 per share, plus all accrued and unpaid dividends and such additional amount as may be necessary to increase the aggregate redemption proceeds to $103.35 per share. In the event of: (i) a change in ownership of the Company whereby any person or group of persons, other than the holders of common stock and mandatorily redeemable convertible preferred stock, acquired capital stock of the Company possessing the voting power to elect a majority of the Company’s Board of Directors, or (ii) any sale or transfer of a majority of the assets of the Company, or (iii) any merger or consolidation in which the Company is not the surviving Company, the Company was obligated to redeem the outstanding mandatorily redeemable preferred stock for redemption proceeds of $69.46 per share, plus all accrued and unpaid dividends and such additional amount as may be necessary to increase the aggregate redemption proceeds to $103.35 per share. Upon an initial public offering of the Company’s common stock, the Company was obligated to redeem any then outstanding shares of mandatorily redeemable preferred stock for redemption proceeds of $69.46 per share, plus all accrued and unpaid dividends and such additional amount as may be necessary to increase the aggregate redemption proceeds to $103.35 per share. The Company could, at any time after the first anniversary of the date of issuance of the mandatorily redeemable preferred stock, have redeemed all or any portion of the shares of mandatorily redeemable preferred stock then outstanding. Within 10 days of the closing of the Company’s initial public offering on February 11, 2004, all 100,000 shares of mandatorily redeemable preferred stock were redeemed for an aggregate amount of $10,335,000.

Voting
      Shares of mandatorily redeemable preferred stock had no voting rights, however they had certain rights of veto. As long as any mandatorily redeemable preferred stock remained outstanding, the Company was obligated to obtain approval from a majority of the holders of mandatorily redeemable preferred stock in order to: (i) sell, lease or otherwise dispose of, a majority of the consolidated assets of the Company,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(ii) effect a merger or consolidation, (iii) liquidate, dissolve or effect a recapitalization or reorganization, (iv) change the number of authorized shares of any class or series of stock, or any notes or debt securities containing equity features having any preference to or parity with any such preference of the mandatorily redeemable preferred stock, or (v) amend the articles of incorporation as related to mandatorily redeemable preferred stock.

NOTE 8 —	REDEEMABLE CONVERTIBLE PREFERRED STOCK:
      Redeemable convertible preferred stock, at December 31, 2003 consisted of the following (in thousands, except share data):

Proceeds
	Number of Shares			Net of
			Liquidation	Issuance
	Authorized	Outstanding	Amount	Costs

2003	5,038,000	5,037,744	$10,335	$13,468
      In January 2004, the Company was reincorporated in Delaware. The Company’s certificate of incorporation in Delaware authorized the Company to issue 5,138,000 shares of $0.0001 par value preferred stock. Immediately prior to the closing of the Company’s initial public offering on February 11, 2004, all 5,037,744 shares of redeemable convertible preferred stock were converted to 5,037,744 shares of common stock pursuant to an automatic conversion election of holders of a majority of the then outstanding redeemable convertible preferred stock.
      The rights, preferences and privileges of the redeemable convertible preferred stockholders were as follows:

Dividends
      The holders of redeemable convertible preferred stock were not entitled to receive any dividends. As long as any redeemable convertible preferred stock was outstanding, without prior written consent of a majority of the holders of redeemable convertible preferred stock, the Company could not redeem, purchase or otherwise acquire directly or indirectly any common stock, nor could the Company directly or indirectly pay or declare any dividend or make any distribution upon any common stock.

Liquidation
      In the event of any liquidation, dissolution, or winding up of the Company, after payment to the holders of mandatorily redeemable convertible preferred stock, and prior to any distribution to the holders of common stock, the holders of redeemable convertible preferred stock were entitled to receive the greater of: (i) an amount equal to $2.05 per share, as adjusted for stock dividends, splits, combinations or recapitalizations, or (ii) the maximum consideration payable with respect to each share of common stock in such liquidation, dissolution or winding up of the Company multiplied by the number of shares of common stock issuable upon conversion of each share of redeemable convertible preferred stock. For purposes of holders of redeemable convertible preferred stock, a liquidation, dissolution or winding up of the Company would have included the sale of a majority of the Company’s assets or the merger or consolidation of the Company whereby, immediately subsequent to such event, previous shareholders of the Company hold a minority voting interest in the surviving corporation.

Voting
      Each share of redeemable convertible preferred stock had voting rights equal to the number of shares of common stock into which it was convertible and voted together as one class with the common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As long as at least 1,000,000 shares of redeemable convertible preferred stock remained outstanding, the Company was obligated to obtain approval of a majority of the holders of redeemable convertible preferred stock in order to: (i) sell, lease or otherwise dispose of, a majority of the consolidated assets of the Company, (ii) effect a merger or consolidation, (iii) liquidate, dissolve or effect a recapitalization or reorganization, (iv) change the number of authorized shares of redeemable convertible preferred stock, (v) authorize, create or issue any shares of any class or series of stock, or any notes or debt securities containing equity features having any preference to or parity with any such preference of the redeemable convertible preferred stock, or (vi) amend the certificate of incorporation as related to redeemable convertible preferred stock.

Conversion
      Each share of redeemable convertible preferred stock was convertible, at the option of the holder, into shares of common stock, at an initial conversion price of $2.73 per share as adjusted for dividends and distributions, reclassifications, reorganization, splits, exchange or substitution, issuance of additional dilutive securities, or sale of shares below the series conversion price. Redeemable convertible preferred stock would have automatically converted to common stock at a rate of one-to-one at the effective conversion price upon the earlier of (i) the closing of a firm commitment underwritten public offering in which the aggregate gross proceeds to the Company were at least $20,000,000 or (ii) the consent of holders of more than 50% of the then outstanding shares of redeemable convertible preferred stock.
      At December 31, 2004 and 2003, the Company reserved 0 and 5,037,744 shares of common stock, respectively, for the conversion of redeemable convertible preferred stock.
      In February 2004, the Company’s certificate of incorporation was amended to authorize the Company to issue 5,000,000 of $0.0001 par value convertible preferred stock. At December 31, 2004, there were no shares of convertible preferred stock outstanding. The Board of Directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

NOTE 9 —	COMMON STOCK:
      In January 2004, the Company was reincorporated in Delaware. The Company’s certificate of incorporation authorized the Company to issue 20,000,000 shares of $0.0001 par value common stock. Each share of common stock has the right to one vote. In February 2004, the Company’s certificate of incorporation was amended to authorize the Company to issue 30,000,000 shares of $0.0001 par value common stock. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of mandatorily redeemable preferred stock, and redeemable convertible preferred stock, outstanding at the time.

Stock Purchase Plan
      In September 2003, the Board of Directors adopted the 2003 Employee Stock Purchase Plan (the “Purchase Plan”), which was established concurrent with our initial public offering in February 2004. A total of 166,675 shares of our common stock were initially reserved for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on the first day of each fiscal year, beginning with January 1, 2005, equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, 533,360 shares of common stock, or such other amount as the board of directors may determine. The offering periods are for six months and generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period, which commenced on February 6, 2004. The purchase price is 85% of the lower of the fair market value of the common stock at the beginning of an offering period or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
at the end of the same period. The purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, subject to limitations, including a maximum purchase of 1,667 shares during any offering period. Unless previously terminated by the administrator, the 2003 Purchase Plan will terminate on the 20th anniversary of its original approval by the board of directors.
      During the year ended December 31, 2004, the Company issued 27,879 shares of our common stock under the Purchase Plan at a weighted average price of $3.40 per share. At December 31, 2004, approximately 138,796 shares of common stock were reserved for future issuance under the Purchase Plan.

Stock Option Plans
      In August 1998, the Company adopted the 1998 stock option plan and in September 2003, the Company adopted the 2003 stock option plan, together known as (the “Plans”). Under the Plans, eligible employees, directors, and consultants can receive options to purchase shares of the Company’s common stock at a price not less than 100% of the fair value on the date of grant, in the case of incentive stock options and nonqualified stock options granted under the 1998 stock option plan, and the price established by the administration of the 2003 stock option plan, in the case of nonqualified stock options granted under the 2003 stock option plan. The options granted under the Plans are exercisable over a maximum of ten years from the date of grant and generally vest in various installments over a two to five year period.
      At December 31, 2004 and 2003, the Company had reserved an aggregate of 1,945,569 shares of common stock for issuance under the Plans.
      A summary of the stock option activity is set forth below (in thousands, except share and per share data):

		Outstanding

					Weighted
	Shares				Average
	Available	Number of	Exercise	Aggregate	Exercise
	for Grant	Shares	Price	Price	Price

Balances at January 1, 2002	225,482	801,527	$0.30-$1.50	$1,111	$1.39
Exercised	—	(57,079)	$0.30-$4.50	(52)	$0.91
Granted	(64,657)	64,657	$0.02-$4.50	232	$3.59
Cancelled	16,665	(16,665)	$1.50	(25)	$1.50
Granted outside of the 1998 plan	—	13,334	$0.02	1	$0.02

Balances at December 31, 2002	177,490	805,774	$0.02-$4.50	1,267	$1.57
Additional shares authorized	378,824	—
Exercised	—	(73,345)	$0.30-$4.50	(114)	$1.55
Granted	(291,982)	291,982	$4.50-$8.00	1,586	$5.43
Cancelled	66,092	(66,092)	$0.30-$4.50	(132)	$2.00

Balances at December 31, 2003	330,424	958,319	$0.02-$8.00	$2,607	$2.72
Exercised	—	(187,039)	$0.30-$6.00	(269)	$1.44
Granted	(187,214)	187,214	$2.96-$8.00	1,074	$5.74
Cancelled	30,085	(30,085)	$0.30-$8.00	(142)	$4.72

Balances at December 31, 2004	173,295	928,409	$0.02-$8.00	$3,270	$3.53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information with respect to stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$0.02-$0.30	34,332	5.24	$0.19	34,332	$0.19
$1.50-$1.50	409,060	6.24	$1.50	409,060	$1.50
$2.96-$4.27	91,333	9.42	$3.95	5,999	$3.00
$4.50-$4.50	140,073	8.02	$4.50	136,656	$4.50
$5.58-$5.64	33,950	9.27	$5.58	—	$0.00
$6.00-$6.00	144,333	8.71	$6.00	121,973	$6.00
$8.00-$8.00	75,328	9.84	$8.00	75,328	$8.00

	928,409			783,348

      At December 31, 2003, approximately 466,000 options to purchase common stock of the Company were exercisable at a weighted average exercise price of $1.50.

NOTE 10 —	LEASE RESTRUCTURING CHARGE:
      On April 8, 2002, the Company vacated its office facility in Cupertino, California and shifted its operations to the new office facility in Los Gatos, California. The Company sub-let the office facility in Cupertino, California to a third-party for the remaining term of the lease which expired in August 2004. In 2002, the Company recognized a charge of $305,000, which is included in general and administrative expenses, on the restructuring of the lease that was comprised of $290,000 of net rental costs for the remaining lease term and $15,000 of furniture and fixtures written off. Net rental costs of $290,000 include $106,000 for 2002, $117,000 for 2003 and $67,000 in 2004.

NOTE 11 —	INCOME TAXES:
      The U.S. and non-U.S. components of income before income taxes are (in thousands):

	Years Ended December 31,

	2004	2003	2002

U.S. operations	$3,538	$5,547	$4,925
Non-U.S. operations	87	160	91

	$3,625	$5,707	$5,016

      The income tax provision comprises (in thousands):

	Years Ended December 31,

	2004	2003	2002

Current tax expense:
Federal	$1,146	$2,111	$1,629
State	89	363	226
Foreign	27	50	28

	1,262	2,524	1,883

Deferred tax expense:
Federal	134	(215)	105
State	17	(26)	36

	151	(241)	141

	$1,413	$2,283	$2,024

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The difference between the actual tax rate and the statutory rates is as follows:

	Years Ended December 31,

	2004	2003	2002

Tax at federal statutory rate	34.0%	34.0%	34.0%
State, net of federal benefit	2.1	3.7	3.2
Research credit	(3.0)	(3.4)	(2.3)
Nondeductible interest	5.5	4.3	3.0
Other	0.4	1.4	2.3

Provision for taxes	39.0%	40.0%	40.2%

      The components of the net deferred tax asset are as follows (in thousands):

	December 31,

	2004	2003

Deferred tax assets:
Depreciation and amortization	$285	$361
Reserves and accruals	498	572

	783	933
Current deferred tax assets	(498)	(572)

Long term deferred tax assets	$285	$361

      As of December 31, 2004, the Company has not provided U.S. income taxes on $339,000 of non-U.S. subsidiary income because such income is intended to be re-invested indefinitely.

NOTE 12 —	RELATED PARTY TRANSACTIONS:

Capital lease
      The Company acquired leasehold improvements which are recognized as a capital lease for one of its facilities, which is leased under an operating lease from certain shareholders and employees of the Company. The future minimum lease payments have been included in Note 6.

Operating lease
      The Company leases one of its facilities under an operating lease from certain shareholders and employees of the Company. In 2004, 2003 and 2002, the Company incurred $84,000, $81,000 and $65,000, respectively, of rent expense in connection with this operating lease. The lease expires in 2006 and the future minimum lease payments under this lease at December 31, 2004 are as follows (in thousands):

Years Ending December 31,

2005	$85
2006	21

$106

Reseller agreement
      The Company entered into a reseller agreement with an entity controlled by the spouse of one of the employees of the Company to distribute its products. The terms of the agreement are substantially the same as those with the Company’s other third party resellers. For the years ended December 31, 2004, 2003 and 2002, the Company recorded revenue of $0, $0, and $478,000, respectively, from this related party reseller at gross margins of between 11% and 90%. At December 31, 2004 and 2003, there were no amounts included in accounts receivable owing from this related party reseller. On July 22, 2003, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company settled the outstanding balance of $66,000 in exchange for certain technology assets received from the related party.

NOTE 13 —	SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	Years Ended December 31,

	2004	2003	2002

Supplemental disclosures (in thousands):
Interest paid	$3,432	$303	$532

Taxes paid	$1,389	$2,278	$2,535

Capital and equipment acquired under capital leases	$24	$—	$—

Unearned stock based compensation	$(9)	$211	$48

Disposition of fully depreciated property and equipment	$—	$57	$3

NOTE 14 —	RETIREMENT PLAN:
      The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company’s contributions to the 401(k) Plan are discretionary. In the years ended December 31, 2004, 2003 and 2002, the Company contributed $222,000, $152,000 and $198,000 to the 401(k) Plan, respectively.

NOTE 15 —	SUBSEQUENT EVENTS:
      The Company entered into an Agreement and Plan of Merger with Renaissance Learning, Inc., RLI Acquisition Corp, Inc. and RLI Acquisition Sub, LLC on January 24, 2005. Under the agreement, unanimously approved by the boards of directors of both companies, each Company stockholder will receive $3.75 per share, in a transaction that is valued at approximately $57 million. The Company stockholders will have the option to be paid in cash, stock or some combination of the two, subject to redesignation procedures set forth in the merger agreement. The mergers, subject to approval of the Company’s stockholders, are expected to be completed in the second quarter of 2005.
      In February 2005, the Company suspended its Purchase Plan.

Unaudited Subsequent Event
      On April 11, 2005, the Company agreed in principle to settle the litigation with Wolf Electronix, Inc. (“Wolf”). Under the terms of the settlement, the Company expects to incur an additional charge and net payment of $355,000, after recovery from insurers, in full and final settlement of the lawsuit. The Company has recorded the net charge of $355,000 as an expense in its financial statements for the three months ended March 31, 2005.

ALPHASMART, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2005	2004

	(In thousands)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,884	$4,070
Accounts receivable, net	3,645	4,052
Inventory	3,601	4,087
Deferred tax assets	498	498
Other current assets	4,599	3,225

Total current assets	15,227	15,932
Property and equipment, net	480	572
Deferred tax assets, net of current portion	285	285
Other assets	2,581	2,193

Total assets	$18,573	$18,982

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$504	$750
Accrued liabilities	3,339	2,171
Income taxes payable	348	642
Capital lease obligations, current portion	87	92

Total current liabilities	4,278	3,655
Capital lease obligations, net of current portion	7	24
Other long-term liabilities	18	18

Total liabilities	4,303	3,697

Stockholders’ equity:
Common stock	2	2
Additional paid-in capital	35,807	35,697
Unearned stock-based compensation	(124)	(137)
Retained earnings	14,559	15,721
Accumulated other comprehensive income	25	1
Distributions in excess of net book value	(35,999)	(35,999)

Total stockholders’ equity	14,270	15,285

Total liabilities and stockholders’ equity	$18,573	$18,982

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALPHASMART, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended

	March 31,	March 31,
	2005	2004

	(In thousands, except
	per share amounts)
	(Unaudited)
Net revenue	$6,989	$8,786
Cost of revenue	3,653	4,281

Gross margin	3,336	4,505

Operating expenses:
Research and development	505	614
Sales and marketing	1,807	1,846
General and administrative	2,332	977

Total operating expenses	4,644	3,437

Income (loss) from operations	(1,308)	1,068
Other expense, net	(20)	(623)

Profit (loss) before provision for income taxes	(1,328)	445
Benefit from (provision for) income taxes	166	(382)

Net income (loss)	$(1,162)	$63

Net income (loss) per share:
Basic	$(0.08)	$0.01

Diluted	$(0.08)	$0.00

Shares used in computing per share amounts:
Basic	14,870	11,630

Diluted	14,870	13,840

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALPHASMART, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE LOSS

						Accumulated	Distributions
	Common Stock		Additional	Unearned		Other	in Excess of	Total
			Paid-In	Stock-Based	Retained	Comprehensive	Net Book	Stockholders’
	Shares	Amount	Capital	Compensation	Earnings	Income	Value	Equity

	(In thousands)
	(Unaudited)
Balance at December 31, 2004	14,852	$2	$35,697	$(137)	$15,721	$1	$(35,999)	$15,285
Issuance of common stock upon exercise of stock options	18	—	24	—	—	—	—	24
Issuance of common stock under employee stock purchase plan	28	—	86	—	—	—	—	86
Amortization of unearned stock-based compensation	—	—	—	13	—	—	—	13
Comprehensive loss:
Net loss	—	—	—	—	(1,162)	—	—
Foreign currency translation gain	—	—	—	—	—	24	—
Total comprehensive loss								(1,138)

Balance at March 31, 2005	14,898	$2	$35,807	$(124)	$14,559	$25	$(35,999)	$14,270

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALPHASMART, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended

	March 31,	March 31,
	2005	2004

	(In thousands)
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(1,162)	$63
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Allowances for doubtful accounts and returns	13	34
Depreciation and amortization	101	108
Amortization of unearned stock-based compensation	13	6
Accretion of interest on mandatorily redeemable preferred stock	—	73
Premium on mandatorily redeemable preferred stock	—	515
Change in operating assets and liabilities:
Accounts receivable	394	(1,090)
Inventory	486	(420)
Other current assets	(1,374)	(1,003)
Other assets	(388)	1,492
Accounts payable	(246)	1,093
Accrued liabilities	1,168	(1,725)
Income taxes payable	(294)	384

Net cash used in operating activities	(1,289)	(470)

Cash flows from investing activities:
Purchases of property and equipment	(9)	(260)

Net cash used in investing activities	(9)	(260)

Cash flows from financing activities:
Repayment of loan facility	—	(4,020)
Payments under capital lease obligations	(22)	(26)
Proceeds from the issuance of common stock under stock option plans	24	11
Proceeds from the issuance of common stock under purchase plan	86	—
Redemption of mandatorily redeemable preferred stock	—	(10,335)
Net proceeds from sale of common stock in initial public offering	—	20,408

Net cash provided by financing activities	88	6,038

Effect of exchange rates on cash and cash equivalents	24	4
Net increase (decrease) in cash and cash equivalents	(1,186)	5,312
Cash and cash equivalents at beginning of period	4,070	2,285

Cash and cash equivalents at end of period	$2,884	$7,597

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALPHASMART, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 —	BASIS OF PRESENTATION
      The accompanying unaudited condensed consolidated financial statements of AlphaSmart, Inc. (the “Company” or “AlphaSmart”) and related notes include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the financial position and statements of stockholders’ equity as of March 31, 2005 and December 31, 2004, and the results of operations and cash flows for the three months ended March 31, 2005 and 2004. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Form 10-K/ A filed with the Securities and Exchange Commission on April 15, 2005. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the entire 2005 fiscal year, which ends on December 31, 2005, or any other future period.
      In accordance with the rules and regulations of the Securities and Exchange Commission, unaudited condensed consolidated financial statements may omit or condense certain information and disclosures normally required for a complete set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accordingly, certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet at December 31, 2004 was derived from audited financial statements, but does not include all disclosures required by GAAP. We believe that the notes to the condensed consolidated financial statements contain disclosures adequate to make the information presented not misleading.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary AlphaSmart Europe Limited, which was incorporated in the United Kingdom. All significant intercompany transactions and account balances between AlphaSmart, Inc. and AlphaSmart Europe Limited have been eliminated.

Foreign Currency Translation
      The functional currency of the Company’s subsidiary is the British Pound. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date and revenue and expense accounts are translated at the average exchange rate during the period. Resulting translation adjustments are recorded directly to accumulated other comprehensive income (loss).

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from these estimates.

Inventory
      Inventory, which includes raw materials and finished goods, is stated at the lower of cost or market with cost being determined using the first in, first out (“FIFO”) method.

ALPHASMART, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
      Inventory consisted of the following (in thousands):

	March 31,	December 31,
	2005	2004

Finished goods	$3,237	$3,637
Raw materials	364	450

	$3,601	$4,087

Warranty Accrual
      The Company’s products carry a limited warranty ranging from one to three years that includes repair services or replacement parts as needed. The Company accrues estimated expenses for warranty obligations at the time that products are shipped based on historical experience and the Company’s estimate of the level of future costs. The factors that affect the Company’s warranty liability include the number of units sold, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty costs are included in the accompanying condensed consolidated statements of operations under cost of revenue.
      Changes in the Company’s estimated product warranty liability during the three months ended March 31, 2005 and 2004 were as follows (in thousands):

	Three Months Ended

	March 31,	March 31,
	2005	2004

Warranty accrual at beginning of period	$257	$300
Additions charged to cost of revenue during the period	41	80
Settlements made during the period	(45)	(48)

Warranty accrual at end of period	$253	$332

Revenue Recognition
      Revenue is recognized when it is earned in accordance with applicable accounting standards, including Statement of Position No. 97-2, “Software Revenue Recognition,” as amended. The Company recognizes revenue from the sale of its devices and software upon shipment to the customer, provided at the time of shipment there is persuasive evidence of an arrangement with the customer, the fee is fixed or determinable, collection of the receivable is reasonably assured, and there are no remaining unfulfilled obligations.
      Revenue recognized is net of an estimated amount for the return of devices and software. The Company measures estimated future returns related to the current period by analyzing historical returns, current economic trends and changes in customer demand and acceptance of its devices and software.
      The Company does not provide free updates to its devices or software, however the Company does provide limited customer support, which includes email and phone support as well as software bug fixes which can be downloaded from its website. The Company accrues for the costs associated with providing such customer support as part of cost of revenue at the time the revenue is recognized.

ALPHASMART, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Software Development Costs
      Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards, or “SFAS”, No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred until technological feasibility of the product or enhancement has been established through the inclusion of a detailed program design. Capitalized development costs are amortized to cost of revenue over the estimated useful life of the product. The Company had $347,000 and $351,000 of capitalized software development costs included in other assets as of March 31, 2005 and December 31, 2004, respectively, and recorded $4,000 and $0 as amortization expense during the three months ended March 31, 2005 and 2004, respectively.

Segment Reporting
      The Financial Accounting Standards Board or “FASB” issued SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographical areas and major customers. The method of determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.
      The Company’s chief operating decision-maker is considered to be the Chief Executive Officer (“CEO”). The CEO reviews financial information for purposes of making operational decisions and assessing financial performance. This financial information is consistent with the information presented in the accompanying statements of operations. The Company operates in one reportable segment, the education market.

Stock-Based Compensation
      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (or “SFAS No. 148”), which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (or “SFAS No. 123”), to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods ending after December 15, 2002. The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for its employee stock options, and presents disclosure of pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation.”
      Had compensation cost for the Company’s stock option grants to employees been determined based on the fair values of the stock option at the date of grant consistent with the provisions of SFAS No. 123,

ALPHASMART, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
the Company’s net income would have changed to the pro forma amounts as follows (in thousands, except per share data):

	Three Months Ended

	March 31,	March 31,
	2005	2004

Net income (loss) as reported	$(1,162)	$63
Add: Stock-based employee compensation expense included in reported net income (loss), net of related taxes	11	6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes	(34)	(11)

Pro forma net income (loss)	$(1,185)	$58

Net income (loss) per share:
Basic:
As reported	$(0.08)	$0.01

Pro forma	$(0.08)	$0.00

Diluted:
As reported	$(0.08)	$0.00

Pro forma	$(0.08)	$0.00

Comprehensive Income
      Comprehensive income (loss) includes foreign currency translation adjustments, the impact of which has been excluded from net income (loss) and reflected as equity. The component of comprehensive income (loss) is reported on the Company’s condensed consolidated statements of stockholders’ equity.
      A summary of comprehensive income (loss) is as follows (in thousands):

	Three Months Ended

	March 31,	March 31,
	2005	2004

Net income (loss)	$(1,162)	$63
Foreign currency translation gain	24	4

Comprehensive income (loss)	$(1,138)	$67

Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board or “FASB” issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. On April 14, 2005, the Securities and Exchange Commission (SEC) announced the adoption of a new rule that amended the compliance dates for SFAS No. 123(R). Under the new rule, companies are allowed to implement SFAS No. 123(R) at

ALPHASMART, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. SFAS No. 123(R) provides transition alternatives for public companies to restate prior interim periods or prior years. The Company is in the process of evaluating the impact of this standard on its financial statements and will implement SFAS No. 123(R) for the fiscal year beginning January 1, 2006.

NOTE 3 —	NET INCOME PER SHARE
      Basic net income per share is computed by dividing net income by the weighted-average number of vested common shares outstanding for the period. Diluted net income per share is computed giving effect to all potential dilutive common stock, including options, common stock subject to repurchase and redeemable convertible preferred stock.
      A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands):

	Three Months Ended

	March 31,	March 31,
	2005	2004

Numerator:
Net income (loss)	$(1,162)	$63

Denominator:
Weighted-average common stock outstanding	14,882	11,631
Less: Weighted-average shares subject to repurchase	(12)	(1)

Weighted-average shares used in computing basic net income (loss) per share	14,870	11,630
Effects of dilutive securities:
Common stock options and shares subject to repurchase	—	531
Convertible preferred stock	—	1,679

Total weighted-average number of shares used in computing diluted net income (loss) per share	14,870	13,840

      For the three months ended March 31, 2005, the Company excluded all outstanding options and shares subject to repurchase, totaling 711,000 shares, from the calculation of diluted weighted average shares outstanding as the effect was anti-dilutive. For the three months ended March 31, 2004, approximately 487,000 common stock options were excluded from the calculation of diluted weighted average shares outstanding as the effect was anti-dilutive due to the exercise prices of these options being greater than the average market price of the common shares for the period.

NOTE 4 —	BORROWINGS
      The Company had a revolving line of credit with a bank in the amount of $3.0 million, which was terminated by the Company and the lender in April 2005. At March 31, 2005 the Company had no outstanding balance under this line of credit.

NOTE 5 —	MANDATORILY REDEEMABLE PREFERRED STOCK
      During 1999, the Company authorized and issued 100,000 shares of mandatorily redeemable preferred stock at a price of $69.46 per share. In accordance with the terms of the Company’s certificate of incorporation, the Company, within 10 days of the closing of an initial public offering of the Company’s

ALPHASMART, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
common stock, was obligated to redeem the outstanding shares for the redemption proceeds of $69.46 per share plus all accrued and unpaid dividends and such additional amount as was necessary to increase the aggregate redemption proceeds to $103.35 per share. Within 10 days of the closing of the Company’s initial public offering on February 11, 2004, all 100,000 shares of mandatorily redeemable preferred stock were redeemed for an aggregate amount of $10,335,000.

NOTE 6 —	CONTINGENCIES AND COMMITMENTS

Claims
      On November 20, 2003, one of AlphaSmart’s contract manufacturers, Wolf Electronix, Inc. (“Wolf”), filed a lawsuit against AlphaSmart in United States District Court for the District of Utah, alleging that AlphaSmart breached its contract with Wolf and violated a U.S. federal antidiscrimination statute by no longer using Wolf for volume order manufacturing. Wolf was seeking an injunction and unspecified damages in connection with its complaint. On December 17, 2003, AlphaSmart answered the complaint and denied Wolf’s allegations. On April 7, 2005, AlphaSmart and Wolf engaged in a court-ordered settlement conference, and on April 11, 2005, the Company and Wolf agreed to settle the lawsuit. The terms of the settlement require the Company to make a net payment of $355,000 after recovery from insurers, in full settlement of the lawsuit, which has been fully accrued at March 31, 2005. Pursuant to the parties’ settlement agreement, a stipulation dismissing the lawsuit with prejudice was filed on April 19, 2005. The court dismissed the lawsuit on April 28, 2005.
      From time to time AlphaSmart is involved in litigation arising out of claims in the normal course of business. Based on the information presently available, including discussion with outside legal counsel, AlphaSmart believes that there are no claims or actions pending or threatened against us, the ultimate resolution of which will have a material adverse effect on AlphaSmart’s financial position, liquidity or results of operations.

Commitments
      The Company has entered into operating leases for its facilities with original terms ranging from one to five years. The Company has also entered into royalty agreements with rights to license software and technology used in its products with future minimum royalty payments. At March 31, 2005, the future minimum lease payments under all noncancelable leases and sub-leases and minimum royalty payments having initial terms longer than one year are as follows (in thousands):

	Minimum	Minimum
	Lease	Royalty
	Payments	Payments

Years Ending December 31,
Remainder of 2005	$503	$2,585
2006	581	1,508
2007	573	100
2008	294	25
2009	—	—

	$1,951	$4,218

ALPHASMART, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 7 —	INCOME TAXES
      Deferred tax assets and liabilities result primarily from temporary timing differences between book and tax valuation of assets and liabilities. The provision for income taxes reflects the estimated annualized effective tax rate applied to earnings including the effect of treating estimated nondeductible merger related expenses, totaling $1.1 million, as a discrete item in the quarter. The Company has recorded an effective tax benefit rate of 12% for the first quarter. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company records liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which additional taxes may be due. Actual tax liabilities may be different than the recorded estimates and could result in an additional charge or benefit to the tax provision in the period when the ultimate tax assessment is determined.

APPENDIX A
      The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Renaissance or AlphaSmart. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings each of Renaissance and AlphaSmart makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.
      The merger agreement contains representations and warranties Renaissance and AlphaSmart made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Renaissance and AlphaSmart have exchanged in connection with signing the merger agreement. While neither Renaissance nor AlphaSmart believe that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Renaissance or AlphaSmart’s prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in each of Renaissance or AlphaSmart’s public disclosures.
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
BY AND AMONG
RENAISSANCE LEARNING, INC.,
RLI ACQUISITION CORP., INC.,
RLI ACQUISITION SUB, LLC
AND
ALPHASMART, INC.
Dated as of
January 24, 2005
and
Amended as of
April 20, 2005

A-i

A-ii

A-iii

Index of Defined Terms

Section

Advisors	SECTION 4.3(a)
Affiliate or Affiliates	SECTION 9.3(a)
Agreement	PREAMBLE
Average Price	SECTION 1.7(a)
Blue Sky Laws	SECTION 2.5(b)
Business Day	SECTION 9.3(b)
By-Laws	SECTION 1.4
Cash Consideration	SECTION 1.7(a)
Cash Election	SECTION 1.7(c)
Cash Election Number	SECTION 1.7(b)
Cash Election Shares	SECTION 1.7(g)
Cash Proration Factor	SECTION 1.7(g)
Certificate of Formation	SECTION 1.6(d)
Certificate of Incorporation	SECTION 1.4
Certificate of Merger	SECTION 1.2(b)
Closing	SECTION 1.2(a)
Code	PREAMBLE
Combination Election	SECTION 1.7(c)
Company	PREAMBLE
Company Approvals	SECTION 3.1(a)
Company Common Stock	SECTION 1.7(a)
Company Disclosure Schedule	ARTICLE III
Company Organizational Documents	SECTION 3.2
Company SEC Reports	SECTION 3.8(a)
Company Subsidiary or Subsidiaries	SECTION 3.1(a)
Competing Proposal	SECTION 4.3(b)
Confidentiality Letters	SECTION 4.7
Continuity of Interest Test	SECTION 1.7(h)(ii)
Control	SECTION 9.3(c)
Delaware Secretary of State	SECTION 1.2(b)
DGCL	PREAMBLE
Dissenting Shares	SECTION 1.7(m)
Effect	SECTION 2.1(d)
Effective Time	SECTION 1.2(b)
Election Deadline	SECTION 1.7(d)
End Date	SECTION 8.1(b)
Environmental Claims	SECTION 9.3(g)
Environmental Laws	SECTION 2.16
ERISA	SECTION 2.10(a)
ESPP	SECTION 2.3
Exchange Act	SECTION 2.5(b)
Exchange Agent	SECTION 1.7(e)

A-iv

Section

Exchange Fund	SECTION 1.8(a)
Exchange Rate	SECTION 1.7(a)
Exhibit 21.1	SECTION 3.1(c)
Expenses	SECTION 6.9(b)
Form of Election	SECTION 1.7(c)
GAAP	SECTION 2.7(b)
Governmental Authority	SECTION 9.3(e)
Hazardous Materials	SECTION 2.16
HSR Act	SECTION 2.5(b)
Indemnification Agreements	SECTION 6.6(a)
Indemnified Party	SECTION 6.6(a)
Insurance Cap Amount	SECTION 6.6(b)
Intellectual Property Rights	SECTION 2.13(k)
Interim Surviving Corporation	PREAMBLE
IRS	SECTION 2.18
Laws	SECTION 2.5(a)
LLC	PREAMBLE
LLC Organizational Documents	SECTION 3.2
Material Adverse Effect	SECTION 2.1(d)
Material Contracts	SECTION 2.14
Material Weakness	SECTION 2.7(c)
Mergers	PREAMBLE
Merger Consideration	SECTION 1.7(a)
Merger Sub	PREAMBLE
Merger Sub Common Stock	SECTION 1.7(l)
Merger Sub Organizational Documents	SECTION 3.2
NASDAQ	SECTION 1.7(a)
Operating Agreement	SECTION 1.6(d)
Option	SECTION 2.25
Option Plans	SECTION 5.5
Participation Facility	SECTION 9.3(f)
Person	SECTION 9.3(g)
Plan or Plans	SECTION 2.10(a)
Price Per Share	SECTION 1.7(a)
Principal Executive Officer	SECTION 2.7(c)
Principal Financial Officer	SECTION 2.7(c)
Proxy Statement/ Prospectus	SECTION 2.11
Registration Statement	SECTION 3.10
Representative	SECTION 1.7(c)
SEC	SECTION 2.1(a)
Sarbanes-Oxley	SECTION 2.7(c)
Section 180.0622(2)(b) of the WBCL	SECTION 3.3(a)
Securities Act	SECTION 2.5(b)
Seller	PREAMBLE

A-v

Section

Seller Affiliate	SECTION 4.4
Seller Approvals	SECTION 2.1(a)
Seller Book-Entry Shares	SECTION 1.8(b)
Seller Certificates	SECTION 1.8(b)
Seller Common Stock	SECTION 1.7(a)
Seller Copyrights	SECTION 2.13(k)
Seller Disclosure Letter	ARTICLE II
Seller Marks	SECTION 2.13(k)
Seller Organizational Documents	SECTION 2.2
Seller Patents	SECTION 2.13(k)
Seller Preferred Stock	SECTION 2.3
Seller SEC Reports	SECTION 2.7(a)
Seller Secret Information	SECTION 2.13(k)
Seller Stockholders’ Meeting	SECTION 2.11
Seller Subsidiary or Subsidiaries	SECTION 2.1(a)
Significant Deficiency	SECTION 2.7(c)
Software	SECTION 2.13(k)
Step One Merger	PREAMBLE
Step Two Certificate of Merger	SECTION 1.6(b)
Step Two Merger	PREAMBLE
Step Two Merger Effective Time	SECTION 1.6(b)
Stock Consideration	SECTION 1.7(a)
Stock Election	SECTION 1.7(c)
Stock Election Number	SECTION 1.7(b)
Stock Election Shares	SECTION 1.7(g)
Stockholders Voting Agreements	PREAMBLE
Subsidiary or Subsidiaries	SECTION 9.3(h)
Subsidiary Organizational Documents	SECTION 2.2
Superior Competing Transaction	SECTION 4.3(c)
Surviving Company	PREAMBLE
Tax or Taxes	SECTION 2.18
Tax Returns	SECTION 2.18
Title IV Plan	SECTION 2.10(b)
VWAP	SECTION 1.7(a)
WBCL	SECTION 3.3(a)

A-vi

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
      This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of January 24, 2005 and amended as of April 20, 2005 (the “Agreement”), by and among Renaissance Learning, Inc., a Wisconsin corporation (the “Company”), RLI Acquisition Corp., Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), RLI Acquisition Sub, LLC, a single member Delaware limited liability company and a wholly owned subsidiary of the Company (the “LLC”), and AlphaSmart, Inc., a Delaware corporation (“‘Seller”).
      WHEREAS, the respective Boards of Directors of the Company, Merger Sub and Seller and the manager of the LLC have each determined that it is in the best interests of their respective companies and the shareholders, stockholders or sole member of their respective companies for Merger Sub to merge with and into Seller (the “Step One Merger”) and immediately thereafter for Seller, as the surviving corporation of the Step One Merger (the “Interim Surviving Corporation”), to merge with and into the LLC (the “Step Two Merger,” and together with the Step One Merger, the “Mergers”), with the LLC being the ultimate surviving entity in the Mergers (the “Surviving Company”), upon the terms and subject to the conditions set forth herein and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), pursuant to which, among other things, the Company will acquire the goodwill of Seller;
      WHEREAS, the respective Boards of Directors of the Company, Merger Sub and Seller and the manager of the LLC have each approved the Mergers upon the terms and subject to the conditions set forth herein, and have approved and adopted this Agreement;
      WHEREAS, concurrently with the execution of this Agreement and as a condition and an inducement to the willingness of the Company, Merger Sub and the LLC to enter into this Agreement, the Company, Merger Sub and certain stockholders of Seller have entered into agreements (the “Stockholders Voting Agreements”) in the form attached hereto as Exhibit A, pursuant to which each stockholder listed on Exhibit A to such Stockholders Voting Agreement has agreed to grant the Company a proxy to vote their shares of Seller Common Stock (as defined in Section 1.7(a), below) in favor of the Mergers; and
      WHEREAS, for federal income tax purposes, it is intended that the Step One Merger and the Step Two Merger each shall constitute steps in one integrated transaction and that the Mergers taken together shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement shall constitute a plan of reorganization within the meaning of the regulations promulgated under Section 368(a) of the Code.
      NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:
ARTICLE I — THE MERGERS
      Section 1.1     The Step One Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.2(b), below), Merger Sub shall be merged with and into Seller. As a result of the Step One Merger, the separate corporate existence of Merger Sub shall cease and Seller, as a direct, wholly owned subsidiary of the Company, shall continue as the Interim Surviving Corporation under the laws of the State of Delaware.
      Section 1.2     The Closing; Effective Time.
      (a) The closing of the Step One Merger and the transactions contemplated hereby (the “Closing”) shall be held at such time, date and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall occur as soon as reasonably practical, but in no event later than two (2) business days, following the satisfaction or waiver of the latest to occur of the conditions set forth in

Article VII, at the offices of Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin, commencing at 9:00 a.m. Central Time, or at such other date, time and location as the parties hereto agree to in writing.
      (b) As promptly as practicable on the date of the Closing, the parties hereto shall cause the Step One Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) and any other required documents with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Step One Merger will become effective at such time as the Certificate of Merger is filed with the Delaware Secretary of State, or at such later time as the Company, Merger Sub, the LLC and Seller agree and specify in the Certificate of Merger (the date and time the Step One Merger becomes effective is referred to herein as the “Effective Time”).
      Section 1.3     Effect of the Step One Merger. From and after the Effective Time, the effect of the Step One Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Sub and Seller shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of Merger Sub and Seller shall become the debts, liabilities and duties of the Interim Surviving Corporation.
      Section 1.4     Certificate of Incorporation and By-Laws. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Interim Surviving Corporation until thereafter changed or amended as provided therein or by applicable law (the “Certificate of Incorporation”). The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, will be the by-laws of the Interim Surviving Corporation, until thereafter changed or amended as provided therein, by the certificate of incorporation or by applicable law (the “By-Laws”).
      Section 1.5     Directors and Officers of the Interim Surviving Corporation. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Interim Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Interim Surviving Corporation. At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Interim Surviving Corporation, in each case until their respective successors are duly elected or appointed.
      Section 1.6     The Step Two Merger.
      (a) Timing. On the date of the Closing, immediately following the Effective Time, the Interim Surviving Corporation shall be merged with and into the LLC in accordance with the DGCL. As a result of the Step Two Merger, the separate corporate existence of the Interim Surviving Corporation shall cease and the LLC, as a direct, wholly owned subsidiary of the Company, shall continue as the Surviving Company of the Step Two Merger.
      (b) The Step Two Merger Effective Time. On the date of the Closing, immediately following the Effective Time, the LLC shall cause the Step Two Merger to be consummated by filing a certificate of merger (the “Step Two Certificate of Merger”) and any other required documents with the Delaware Secretary of State, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Step Two Merger will become effective at such time as the Step Two Certificate of Merger is filed with the Delaware Secretary of State, or at such later time as the Company, the LLC and the Interim Surviving Corporation agree and specify in the Step Two Certificate of Merger (the date and time the Step Two Merger becomes effective is referred to herein as the “Step Two Merger Effective Time”).
      (c) Effect of the Step Two Merger. From and after the Step Two Merger Effective Time, the effect of the Step Two Merger shall be as provided in this Agreement, the Step Two Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Step Two Merger Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the LLC and the Interim Surviving Corporation shall vest in the Surviving Company, and all debts, liabilities and duties of the LLC and the Interim Surviving Corporation shall become the debts, liabilities and duties of the Surviving Company.
      (d) Certificate of Formation; Operating Agreement. The certificate of formation of the LLC, as in effect immediately prior to the Step Two Merger Effective Time, will be the certificate of formation of the Surviving Company; provided, however, that Article I of such certificate of formation shall be amended as of the Step Two Merger Effective Time to read as follows: “The name of the limited liability company is: AlphaSmart, LLC” until thereafter changed or amended as provided therein or by applicable law (the “Certificate of Formation”). The operating agreement of the LLC, as in effect immediately prior to the Step Two Merger Effective Time, will be the operating agreement of the Surviving Company, until thereafter changed or amended as provided therein, by the Certificate of Formation or by applicable law (the “Operating Agreement”).
      (e) Manager and Officers. At the Step Two Merger Effective Time, the manager of the LLC immediately prior to the Effective Time shall be the initial manager of the Surviving Company, to hold its position in accordance with the Certificate of Formation and the Operating Agreement of the Surviving Company. At the Step Two Merger Effective Time, the officers of the LLC immediately prior to the Step Two Merger Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed.
      (f) Treatment of Capital Stock In Step Two Merger. Subject to the provisions of this Agreement, at the Step Two Merger Effective Time, automatically by virtue of the Step Two Merger and without any action on the part of any shareholder: (i) each membership interest of the LLC outstanding immediately prior to the Step Two Merger shall be unchanged and shall remain issued and outstanding; and (ii) each share of Interim Surviving Corporation common stock issued and outstanding prior to the Step Two Merger Effective Time shall be cancelled without consideration and shall cease to be an issued and outstanding share of Interim Surviving Corporation common stock.
      Section 1.7     Conversion of Securities; Dissenting Shares. The manner and basis of converting the shares of Seller Common Stock (as defined in Section 1.7(a), below) upon consummation of the Step One Merger shall be as set forth in this Section 1.7. At the Effective Time, by virtue of the Step One Merger and without any action on the part of the Company, Merger Sub, Seller or any holder of Seller Common Stock:

(a) Subject to the other provisions of this Section 1.7, each share of common stock, par value $.0001 per share, of Seller (the “Seller Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held by the Company, any Company Subsidiary or Merger Sub and Dissenting Shares) shall be converted into the right to receive the Merger Consideration. The “Merger Consideration” shall mean either (i) cash in the amount of $3.75 (the “Price Per Share”), without interest (the “Cash Consideration”), (ii) the number of shares of common stock, par value $.01 per share, of the Company (“Company Common Stock”), rounded to the nearest four decimals (the “Exchange Rate”), equal to the Cash Consideration divided by the Average Price (the “Stock Consideration”), or (iii) a combination of Cash Consideration and Stock Consideration in accordance with subsection (c) of this Section 1.7. The “Average Price” means the volume weighted average price per share of Company Common Stock (“VWAP”) for the 10 consecutive trading days in which such shares are traded on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) National Market System ending on the third trading day prior to, but not including, the Seller Stockholders’ Meeting. The Average Price shall be calculated to the nearest one-hundredth of one cent. For this purpose, the VWAP is calculated using the AQR function for Company Common Stock on Bloomberg Financial LP.

(b) The number of shares of Seller Common Stock to be converted into the right to receive Stock Consideration shall not exceed 45% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.7(i)) (the “Stock Election Number”), subject to Section 1.7(h)(ii). The number of shares of Seller Common Stock to be converted into the right to receive Cash Consideration shall be not less than 55% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.7(i)) (the “Cash Election Number”), subject to Section 1.7(h)(ii).

(c) Subject to the proration and election procedures set forth in this Section 1.7, each holder of record of shares of Seller Common Stock (excluding any treasury shares, shares held by the Company, any Company Subsidiary or Merger Sub and Dissenting Shares) shall be entitled to elect to receive (A) Cash Consideration for all such shares (a “Cash Election”), (B) Stock Consideration for all of such shares (a “Stock Election”) or (C) Cash Consideration for 55% of such shares and Stock Consideration for 45% of such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by the Company and reasonably acceptable to Seller (a “Form of Election”). Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Seller Common Stock held by each such Representative for a particular beneficial owner.

(d) The Company and Seller shall mail the Form of Election to all persons who are holders of Seller Common Stock on the record date for the Seller Stockholders’ Meeting, together with the Proxy Statement/ Prospectus (as defined in Section 2.11, below), and thereafter the Company and Seller shall each use its reasonable efforts to make the Form of Election available to all persons who become holders of Seller Common Stock subsequent to such day and no later than the close of business on the last business day prior to the date of the Seller Stockholders’ Meeting (the “Election Deadline”). A Form of Election must be received by the Exchange Agent in the manner described below no later than by the Election Deadline in order to be effective. All elections will be irrevocable after 5:00 p.m. local time in the city in which the principal office of the Exchange Agent is located, on the date of the Election Deadline.

(e) Prior to the Effective Time, the Company shall designate a bank or trust company reasonably acceptable to Seller to act as exchange agent hereunder (the “Exchange Agent”) for the purpose of exchanging Seller Certificates and Seller Book-Entry Shares hereunder. Elections shall be made by holders of Seller Common Stock by mailing or otherwise delivering to the Exchange Agent, in a manner acceptable to the Company, a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent and accompanied by the certificates representing the shares of Seller Common Stock as to which the election is being made (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered by the time set forth in such guarantee of delivery), or in the case of Seller Book Entry Shares, any additional documentation specified in the procedures set forth in the Form of Election. The Company will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. The decision of the Company (or the Exchange Agent) in such matters shall be conclusive and binding. Neither the Company nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election.

(f) A holder of Seller Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Stock Election. If the Company or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder of shares of Seller Common Stock making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Stock Election.

(g) All shares of Seller Common Stock which are subject to Cash Elections are referred to herein as “Cash Election Shares.” All shares of Seller Common Stock which are subject to Stock Elections are referred to herein as “Stock Election Shares.” Subject to Section 1.7(h)(ii), if, after the results of the Forms of Election are calculated, the number of shares of Seller Common Stock to be converted into shares of Company Common Stock exceeds the Stock Election Number, all holders of Stock Election Shares shall, on a pro rata basis, have a portion of such holder’s Stock Election Shares redesignated as Cash Election Shares. The number of Stock Election Shares redesignated for each such holder shall equal such holder’s number of Stock Election Shares multiplied by the Cash Proration Factor. “Cash Proration Factor” shall be equal to one (1) minus a fraction, the numerator of which is the difference of (x) the Stock Election Number and (y) 45% of the number of shares subject to a Combination Election and the denominator of which is the number of Stock Election Shares. Holders who make Cash Elections or Combination Elections will not be subject to the redesignation procedures described in this Section 1.7(g). The Company or the Exchange Agent shall make all computations contemplated by this Section 1.7 and all such computations shall be conclusive and binding on the holders of Seller Common Stock, absent manifest error.

(h) (i) After the redesignation procedure set forth in Section 1.7(g) is completed, all Cash Election Shares and 55% of the shares of Seller Common Stock which are subject to Combination Elections shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and 45% of the shares of Seller Common Stock which are subject to Combination Elections shall be converted into the right to receive the Stock Consideration. Such certificates previously evidencing shares of Seller Common Stock shall be exchanged for (A) certificates evidencing the Stock Consideration, or (B) the Cash Consideration, multiplied in each case by the number of shares previously evidenced by the canceled certificate, upon the surrender of such certificates in accordance with the provisions of Section 1.8, without interest. Notwithstanding the foregoing, however, no fractional shares of Company Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 1.8(e).

(ii) If either the tax opinion referred to in Section 7.2(g)or the tax opinion referred to in Section 7.3(d) cannot be rendered because the counsel charged with providing such opinion reasonably determines that the Mergers taken together may not satisfy the continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code (the “Continuity of Interest Test”), then, notwithstanding anything to the contrary in this Agreement, the Company shall reduce the Cash Election Number and correspondingly increase the Stock Election Number to the minimum extent necessary to enable the relevant tax opinions to be rendered. Solely for purposes of determining whether the Continuity of Interest Test has been satisfied, the value of a share of Company Common Stock shall be the average of the high and low trading price of a share of Company Common Stock as reported on the NASDAQ National Market System on the last trading day prior to the date of the Closing. Using the Average Price, the Exchange Agent (after consultation with the Company and the counsels referenced in Section 7.2(g)and Section 7.3(d)) shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to achieve the Cash Election Number, as modified by this Section 1.7(h)(ii). All holders of Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Cash Election Number and Stock Election Number, as modified by this Section 1.7(h)(ii), are achieved, assuming Dissenting Shares will be paid in cash at a rate of $3.75 per share. If, after the redesignation of Cash Election Shares as Stock Election Shares in accordance with this Section 1.7(h)(ii), either the tax opinion referred to in Section 7.2(g) or the tax opinion referred to in Section 7.3(d) cannot be rendered because the counsel charged with providing such opinion reasonably determines that the Mergers taken together may not satisfy the Continuity of Interest Test, then, on a pro rata basis, a portion of the shares subject to each Combination Election that were to be exchanged for Cash Consideration shall instead be exchanged for Stock Consideration in accordance with the methodology set forth in this Section 1.7(h)(ii), so that the Cash Election Number and the

Stock Election Number, as modified by this Section 1.7(h)(ii), are achieved, assuming Dissenting Shares will be paid in cash at a rate of $3.75 per share.

(i) Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock owned by the Company, the Company Subsidiaries or Merger Sub immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(j) All of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Mergers. At the Effective Time, all shares of Seller Common Stock will no longer be outstanding and will automatically be canceled and retired, and each holder of a Seller Certificate or Seller Book-Entry Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration applicable thereto.

(k) If, after determination of the Average Price and prior to the Effective Time, the Company shall pay a dividend in, subdivide, combine into a smaller number of shares or issue by reclassification of its shares, any shares of Company Common Stock, the Exchange Rate shall be multiplied by a fraction, the numerator of which shall be the number of shares of Company Common Stock outstanding immediately after, and the denominator of which shall be the number of such shares outstanding immediately before, the occurrence of such event, and the resulting product shall from and after the date of such event be the Exchange Rate, subject to further adjustment in accordance with this sentence.

(l) At the Effective Time, by virtue of the Step One Merger and without any action on the part of the Company as the sole stockholder of Merger Sub, each issued and outstanding share of common stock, par value $.0001 per share, of Merger Sub (“Merger Sub Common Stock”) shall be converted into one share of common stock, par value $.0001 per share of the Interim Surviving Corporation.

(m) Notwithstanding anything in this Agreement to the contrary, shares of Seller Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Mergers or consented thereto in writing and who has properly demanded appraisal for such Seller Common Stock in accordance with the requirements of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the relevant Merger Consideration and the holders thereof shall be entitled to only such rights as are granted by the DGCL, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal, in which case such shares of Seller Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the relevant Merger Consideration, as set forth in this Section 1.7, without any interest thereon. Seller shall give the Company prompt notice of any demands received by Seller for appraisal of shares of Seller Common Stock, withdrawals of such demands, and any other instruments or documents served pursuant to the DGCL and received by Seller, and Seller shall give the Company the opportunity to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned), Seller shall not make any payment with respect to, or offer to settle or settle, any such demands. Each holder of Dissenting Shares who becomes entitled to payment for such Dissenting Shares under the provisions of Section 262 of the DGCL, will receive payment thereof from the Surviving Company and as of the Effective Time such shares of Seller Common Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist.

      Section 1.8     Surrender of Certificates.
      (a) Exchange Agent. As of the Effective Time, the Company shall deposit, or shall cause to be deposited, from time to time, with the Exchange Agent, for the benefit of the holders of Seller Common Stock, for exchange in accordance with this Article I, through the Exchange Agent, the Merger Consideration, together with any dividends or distributions with respect thereto, if any, to be issued pursuant to Section 1.7 in exchange for outstanding shares of Seller Common Stock (the “Exchange Fund”).
      (b) Surrender Procedures. Promptly after the Effective Time, the Company shall cause to be mailed to each record holder, as of the Effective Time, of certificates representing outstanding shares of Seller Common Stock (“Seller Certificates”) or shares of Seller Common Stock represented by book-entry (“Seller Book-Entry Shares”) (other than such holders who properly made a Cash Election, Stock Election or Combination Election with respect to such Seller Certificates or Seller Book-Entry Shares in accordance with Section 1.7 and other than Dissenting Shares), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Seller Certificates shall pass, only upon proper delivery of the Seller Certificates to the Exchange Agent or, in the case of Seller Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of the Seller Certificates or, in the case of Seller Book-Entry Shares, the surrender of such shares for payment of the Merger Consideration therefor. After the Effective Time, upon surrender in accordance with this Section 1.8(b) or in connection with a Form of Election delivered pursuant to Section 1.7(d), to the Exchange Agent of a Seller Certificate or Seller Book-Entry Shares, together with such letter of transmittal or a Form of Election pursuant to Section 1.7(d), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the Exchange Agent shall promptly deliver to the holder of such Seller Certificate or Seller Book-Entry Shares in exchange therefor, the Merger Consideration to be received by the holder thereof pursuant to this Agreement. The Exchange Agent shall accept such Seller Certificates or Seller Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of Seller or its transfer agent of shares of Seller Common Stock and, if Seller Certificates or Seller Book-Entry Shares are presented to Seller for transfer, they shall be canceled against delivery of the applicable Merger Consideration. If any Merger Consideration is to be issued in a name other than that in which the Seller Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Seller Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer, and that the person requesting such exchange shall pay to Seller or its transfer agent any transfer or other taxes required by reason of the issuance of the Merger Consideration in a name other than that of the registered holder of the Seller Certificate surrendered, or establish to the satisfaction of the Company that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.8(b), each Seller Certificate and each Seller Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by Section 1.7.
      (c) Dividends with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Seller Certificate or Seller Book-Entry Share with respect to the shares of Company Common Stock to be received in respect thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.8(e), in each case until the surrender of such Seller Certificate or Seller Book-Entry Share in accordance with this Article I. Subject to the effect of applicable laws (including but not limited to applicable abandoned property, escheat or other similar laws), following surrender of any such Seller Certificate or Seller Book-Entry Share, there shall be paid to the holder of such Seller Certificate or Seller Book-Entry Share, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of fractional shares of Company Common Stock to which such holder is entitled pursuant to Section 1.8(e) and any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to whole shares of Company Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, any dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Company Common Stock.

      (d) No Further Rights in the Shares. The Merger Consideration paid upon the surrender for exchange of Seller Certificates or Seller Book-Entry Shares in accordance with the terms of this Article I (including any cash paid pursuant to Section 1.8(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Seller Common Stock so exchanged.
      (e) No Fractional Shares. No new Seller Certificates representing fractional shares of Company Common Stock shall be issued in connection with the Mergers and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Seller after the Mergers. Instead, each holder of shares of Seller Common Stock exchanged pursuant to the Mergers who would otherwise have been entitled to receive a fraction of a share of Company Common Stock (after taking into account all shares of Seller Common Stock delivered by such holder) shall receive a cash payment (without interest rounded up to the nearest whole cent) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price for a share of Company Common Stock as reported on the NASDAQ National Market System on the trading day immediately preceding the date of the Seller Stockholders’ Meeting.
      (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of Seller for six (6) months after the Effective Time shall be delivered to the Company, upon demand, and any former stockholders of Seller who have not theretofore complied with this Article I shall thereafter look only to the Company and the Surviving Company to claim their Merger Consideration, without interest thereon, and subject to Section 1.8(h).
      (g) No Liability. Neither the Company, the Surviving Company or the Exchange Agent shall be liable to any former holder of shares of Seller Common Stock for any such shares of Seller Common Stock (or dividends or distributions with respect thereto), Company Common Stock, or cash or other payment delivered to a public official pursuant to any abandoned property, escheat or similar laws.
      (h) Withholding Rights. The Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Seller Common Stock such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, and the Company shall timely pay over such withheld amounts to the appropriate taxing authority. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Shares in respect of which such deduction and withholding was made by the Company.
      (i) Lost, Stolen or Destroyed Certificate. If any Seller Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Seller Certificate to be lost, stolen or destroyed and, if requested by the Surviving Company, the posting by such person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Seller Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Seller Certificate, the Merger Consideration to be paid in respect of the shares of Seller Common Stock represented by such Seller Certificate.
ARTICLE II — REPRESENTATIONS AND WARRANTIES OF SELLER
      Except as set forth in the disclosure schedule delivered by Seller to the Company prior to the execution of this Agreement (the “Seller Disclosure Letter”), which shall identify exceptions by specific section references (provided that any such exception shall also be applicable to any other section of this Article II with respect to which the relevance of such exception is reasonably apparent), Seller hereby represents and warrants to the Company that:
      Section 2.1     Organization and Qualification; Subsidiaries.
      (a) Each of Seller and each subsidiary of Seller (a “Seller Subsidiary,” or collectively, the “Seller Subsidiaries”) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Seller and the Seller Subsidiaries has the requisite corporate power and authority and all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Seller Approvals”) necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including appropriate authorizations from the Securities and Exchange Commission (the “SEC”), and neither Seller nor any Seller Subsidiary has received any notice of proceedings relating to the revocation or modification of any Seller Approvals, except in each case where the revocations or modifications, the failure to be so organized, existing and in good standing or to have such power, authority and Seller Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 2.1(d), below) on Seller and Seller Subsidiaries, taken as a whole.
      (b) Seller and each Seller Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Seller and Seller Subsidiaries, taken as a whole.
      (c) A true and complete list as of the date of this Agreement of all of the Seller Subsidiaries, together with (i) Seller’s percentage ownership of each Seller Subsidiary and (ii) laws under which the Seller Subsidiary is incorporated or organized is set forth on Section 2.1(c) of the Seller Disclosure Letter. Seller and/or one or more of the Seller Subsidiaries owns beneficially and of record all of the outstanding shares of capital stock or other equity interests of each of the Seller Subsidiaries. Seller does not directly or indirectly own any equity or similar interests in, or any interests convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than in the ordinary course of business, and in no event in excess of 5% of the outstanding equity securities of such entity.
      (d) As used in this Agreement, the term “Material Adverse Effect” means, when used in connection with the Company, Merger Sub, the LLC or Seller, as the case may be, any change, violation, inaccuracy, circumstance or effect (any such item, an “Effect”) that (i) is materially adverse to the business, properties, assets, liabilities, capitalization, results of operations or financial condition of the Company, the Company Subsidiaries (as defined in Section 3.1(a), below), Merger Sub, and the LLC, taken as a whole, or Seller and Seller Subsidiaries, taken as a whole, respectively, or (ii) materially impairs the ability of the Company, Merger Sub, the LLC or Seller to consummate the transactions contemplated hereby; provided, however, that in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (A) any Effect resulting from compliance with the terms and conditions of this Agreement, (B) any Effect to the extent resulting from the announcement or pendency of the Mergers (including any (x) actions by customers or competitors, (y) loss of personnel or customers, or (z) the delay or cancellation of orders for services and products), (C) any decrease in such entity’s stock price or trading volume (but not excluding any Effect underlying such decrease to the extent such Effect would constitute a Material Adverse Effect), (D) any failure by such entity to meet revenue or earnings projections (but not excluding any underlying Effect causing such failure), (E) any Effect to the extent resulting from changes affecting any of the industries in which such entity operates generally or the United States economy generally, (F) any Effect to the extent resulting from changes affecting general worldwide economic or capital market conditions, (G) any Effect to the extent resulting from changes in Laws after the date hereof, (H) any Effect to the extent resulting from an outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any acts of terrorism, or (I) any Effect to the extent resulting from changes to GAAP after the date hereof.
      (e) The minute books of Seller and each of the Seller Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since January 1, 2002, of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

      Section 2.2     Certificate of Incorporation and By-Laws. Seller has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and the by-laws, as amended or restated, of Seller (the “Seller Organizational Documents”) and the certificate of incorporation and the by-laws, or other organizational documents, as the case may be, of each Seller Subsidiary (the “Subsidiary Organizational Documents”). The Seller Organizational Documents and the Subsidiary Organizational Documents are in full force and effect. Neither Seller nor any Seller Subsidiary is in violation of any of the provisions of the Seller Organizational Documents or the Subsidiary Organizational Documents, respectively.
      Section 2.3     Capitalization. The authorized capital stock of Seller consists of 30,000,000 shares of Seller Common Stock and 5,000,000 shares of preferred stock (“Seller Preferred Stock”). As of January 4, 2005, (i) 14,899,278 shares of Seller Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, and not issued in violation of any preemptive right of any Seller stockholder, and no shares of Seller Preferred Stock were issued and outstanding, (ii) no shares of Seller Common Stock and no shares of Seller Preferred Stock were held in the treasury of Seller, and (iii) 915,087 shares of Seller Common Stock were subject to outstanding stock options issued pursuant to Seller’s Option Plans (as defined in Section 5.5, below) as of January 14, 2005. Section 2.3 of the Seller Disclosure Letter sets forth, with respect to each Option (as defined in Section 2.25, below), except rights to purchase Seller Common Stock under the Seller’s 2003 Employee Stock Purchase Plan (the “ESPP”): (i) the name of the holder of such Option; (ii) the total number of shares of Seller Common Stock that are subject to such Option and the number of shares of Seller Common Stock with respect to which such Option is exercisable (including by virtue of the transactions contemplated by this Agreement); (iii) the date on which such Option was granted and the term of such Option; (iv) the vesting schedule for such Option (or if such Option is immediately exercisable by virtue of the transactions contemplated by this Agreement, a notation to that effect set forth in Section 2.3 of the Seller Disclosure Letter or a comparable notation that is applicable to all the Options listed in Section 2.3 of the Seller Disclosure Letter set forth elsewhere in Section 2.3 of the Seller Disclosure Letter); (v) the exercise price per share of Seller Common Stock purchasable under such Option; and (vi) whether such Option has been designated an “incentive stock option” as defined in Section 422 of the Code. Seller has delivered or made available to the Company accurate and complete copies of Seller’s Option Plans and each form of option agreement evidencing any Option. All of the issued and outstanding shares of Seller Common Stock and Options have been issued in all material respects in compliance with all applicable federal and state securities laws or in accordance with exemptions therefrom. There are no outstanding options, warrants or other rights, agreements, arrangements or commitments of any character to which Seller or any Seller Subsidiary is a party, including, without limitation, voting agreements or arrangements (except as contemplated by this Agreement or the Stockholders Voting Agreement), relating to the issued or unissued capital stock or other equity interests of Seller or any Seller Subsidiary or obligating Seller or any Seller Subsidiary to issue or sell any shares of capital stock or other equity interests of, or other equity interests in, Seller or any Seller Subsidiary. There are no obligations, contingent or otherwise, of Seller or any Seller Subsidiary to repurchase, redeem or otherwise acquire any shares of Seller Common Stock or the capital stock or other equity interests of any Seller Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Seller Subsidiary or any other entity, except for loan commitments and other funding obligations entered into in the ordinary course of business and repurchase rights arising upon an individual’s termination of service with the Seller or any Seller Subsidiary. Each of the outstanding shares of capital stock or other equity interests of each Seller Subsidiary are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive rights of any Seller Subsidiary shareholder or other equity holder, and such shares or other equity interests owned by Seller or another Seller Subsidiary are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations of Seller’s voting rights, charges or other encumbrances of any nature whatsoever. Except as contemplated by this Agreement, there are no registration rights, and there is no voting trust, proxy, rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which Seller is a party or by which it is bound with respect to any equity security of any class of Seller or with respect to any equity security, partnership interest or similar ownership interest of any class of any of the Seller Subsidiaries.
      Section 2.4     Authority. Seller has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (other than, with respect to the Mergers, the approval and adoption of this Agreement by Seller’s stockholders in accordance with the DGCL and the Seller Organizational Documents). The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, including, without limitation, Seller’s Board of Directors, and the Seller’s Board of Directors has directed that this Agreement and the consummation by Seller of the transactions contemplated hereby shall be submitted to a vote of Seller’s stockholders, and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby (other than, with respect to the Mergers, the approval and adoption of this Agreement by Seller’s stockholders in accordance with the DGCL and the Seller Organizational Documents). This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of Seller and assuming due authorization, execution and delivery by the Company, Merger Sub and the LLC, enforceable against Seller in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally.
      Section 2.5     No Conflict; Required Filings and Consents.
      (a) The execution and delivery of this Agreement by Seller do not, and the performance of this Agreement and the transactions contemplated hereby by Seller shall not, (i) conflict with or violate the Seller Organizational Documents or the Subsidiary Organizational Documents, (ii) conflict with or violate any domestic (federal, state or local) or foreign law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, “Laws”) applicable to Seller or any Seller Subsidiary or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Seller or any Seller Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seller or any Seller Subsidiary is a party or by which Seller or any Seller Subsidiary or its or any of their respective properties is bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.
      (b) The execution and delivery of this Agreement by Seller do not, and the performance of this Agreement by Seller shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or blue sky laws (“Blue Sky Laws”), the filing and recordation of appropriate merger or other documents as required by the DGCL, and prior notification filings with the Department of Justice under the Hart-Scott-Rodino Act (the “HSR Act”) and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Mergers or otherwise prevent Seller from performing its obligations under this Agreement, and would not have a Material Adverse Effect on Seller and Seller Subsidiaries, taken as a whole.
      Section 2.6     Compliance; Permits. Neither Seller nor any Seller Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to Seller or any Seller Subsidiary or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seller or any Seller Subsidiary is a party or by which Seller or any Seller Subsidiary or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Seller and Seller Subsidiaries, taken as a whole.
      Section 2.7     Securities Reports; Financial Statements.
      (a) Seller and each Seller Subsidiary have filed all forms, reports and documents required to be filed with the SEC since February 6, 2004, and as of the date of this Agreement have delivered or made available to the Company (including pursuant to the SEC’s website), in the form filed with the SEC, (i) all Reports on Form 10-Q filed by Seller since February 6, 2004, (ii) all Reports on Form 8-K filed by Seller with the SEC since February 6, 2004, (iii) all other reports or registration statements filed by Seller with the SEC since February 6, 2004, (iv) the final registration statement on Form S-1 and the final prospectus filed with the SEC in connection with Seller’s initial public offering and (v) all amendments and supplements to all such reports and registration statements filed by Seller with the SEC since February 6, 2004 (collectively, the “Seller SEC Reports”). The Seller SEC Reports, including all Seller SEC Reports filed after the date of this Agreement which shall include Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and all proxy statements relating to Seller’s meetings of stockholders (whether annual or special) held after the date hereof, (i) were or will be prepared in accordance in all material respects with the requirements of applicable Law and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
      (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Seller SEC Reports, including any Seller SEC Reports filed since the date of this Agreement and prior to or on the Effective Time, have been or will be prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or required by reason of a concurrent change to GAAP) and each fairly presents in all material respects the consolidated financial position of Seller and Seller Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments, which were not or are not expected to be material in amount, either individually or in the aggregate. Seller has not had any dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year-to-date requiring disclosure pursuant to Item 304 of Regulation S-K promulgated by the SEC. To Seller’s knowledge, Seller’s auditors will deliver to Seller an unqualified audit opinion with respect to Seller’s financial statements as of and for the year ended December 31, 2004.
      (c) Seller, and to the knowledge of Seller, each of its officers and directors are in compliance with and have complied in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and any related rules and regulations promulgated by the SEC thereunder and (B) the applicable listing and corporate governance rules and regulations of NASDAQ. With respect to each Report on Form 10-Q and each amendment of any such report filed by Seller with the SEC since February 6, 2004, the Chief Executive Officer and Chief Financial Officer of Seller have made all certifications required by Sarbanes-Oxley and the rules and regulations promulgated thereunder at the time of such filing, and to Seller’s knowledge, the statements contained in each such certification were true and correct when made. Further, Seller has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to Seller and the subsidiaries required to be disclosed by Seller in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to Seller’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of Seller required by Section 302 of Sarbanes-Oxley with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in Sarbanes-Oxley. Based on the most recent evaluation by Seller’s Chief Executive Officer and Chief Financial Officer, there are no “significant deficiencies” in the design or operation of Seller’s internal controls and procedures which could adversely affect Seller’ ability to record, process, summarize and report financial data or any “material weaknesses” in Seller’s internal controls. For purposes of this Agreement, a “significant deficiency” in controls means a control deficiency that adversely affects an entity’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP. A “significant deficiency” may be a single deficiency or a combination of deficiencies that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. For purposes of this Agreement, a “material weakness” in controls means a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      (d) Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet as of September 30, 2004, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2004, and (iii) as set forth in Section 2.7(d) of the Seller Disclosure Letter, neither Seller nor any Seller Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise due or to become due), required to be disclosed on a balance sheet prepared in accordance with GAAP, that, either alone or when combined with all similar liabilities, has had, or would reasonably be expected to have, a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.
      (e) Seller has not been notified by its independent registered public accounting firm or by the staff of the SEC that such accounting firm or the staff of the SEC, as the case may be, are of the view that any financial statement included in any registration statement filed by Seller under the Securities Act or any periodic or current report filed by Seller under the Exchange Act should be restated, or that Seller should modify its accounting in future periods in a manner that would have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.
      (f) Since January 1, 2004, neither Seller nor the Seller Subsidiaries nor, to Seller’s knowledge, any director, officer, employee, auditor, accountant or representative of Seller or the Seller Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or the Seller Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Seller or the Seller Subsidiaries has engaged in questionable accounting or auditing practices. To Seller’s knowledge, no attorney representing Seller or the Seller Subsidiaries, whether or not employed by Seller or the Seller Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to the Board of Directors of Seller or any committee thereof or to any director or officer of Seller. Since January 1, 2004, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Board of Directors of Seller or any committee thereof.
      Section 2.8     Absence of Certain Changes or Events.
      (a) Except as disclosed in the Seller SEC Reports filed prior to and including the date of this Agreement, since September 30, 2004 to the date of this Agreement, Seller and the Seller Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, except as disclosed in the Seller SEC Reports filed prior to and including the date of this Agreement, since September 30, 2004 to the date of this Agreement, there has not been (i) any change in the financial condition, results of operations or business of Seller and any of the Seller Subsidiaries having a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of Seller or any of the

Seller Subsidiaries having a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole, (iii) any change by Seller in its accounting methods, principles or practices, except for any change required by reason of a concurrent change to GAAP or Regulation S-X promulgated by the SEC, (iv) any revaluation by Seller of any of its assets in any material respect, (v) any declaration, setting aside or payment of any dividends or distributions in respect of shares of Seller Common Stock or any redemption, purchase or other acquisition of any of its securities or any of the securities of any Seller Subsidiary, except pursuant to Seller repurchase rights arising upon an individual’s termination of service with Seller or any Seller Subsidiary, (vi) any increase in the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of January 1, 2004, grant of any severance or termination pay, the entry into of any contract to make or grant any severance or termination pay, or the payment of any bonus, except in the ordinary course and in a manner consistent with past practices or pursuant to agreements outstanding on such date, (vii) any strike, work stoppage or slow-down, (viii) the execution of any collective bargaining agreement, contract or other agreement or understanding, to which Seller is a party, with a labor union or organization, or (ix) to the knowledge of Seller, any union organizing activities.
      (b) To Seller’s knowledge, no third party has used, without permission, the corporate name, the trademarks, tradenames, service marks, logos, symbols or similar intellectual property of Seller or any Seller Subsidiary in connection with the marketing, advertising, promotion or sale of such third party’s products or services. Neither Seller nor any Seller Subsidiary is a party to any joint marketing or other affinity marketing program with a third party.
      Section 2.9     Absence of Litigation.
      (a) Neither Seller nor any of the Seller Subsidiaries is a party to any, and there are no pending or, to Seller’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Seller or any of the Seller Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.
      (b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Seller, any of the Seller Subsidiaries or the assets of Seller or any of the Seller Subsidiaries which has had a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.
      Section 2.10     Employee Benefit Plans.
      (a) Current Plans. Section 2.10(a) of the Seller Disclosure Letter lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other employment contracts or employment agreements, with respect to which Seller or any Seller Subsidiary has any obligation (each, a “Plan,” and collectively, the “Plans”). Seller has furnished or made available to the Company a complete and accurate copy of each Plan (or a description of the Plans, if the Plans are not in writing) and a complete and accurate copy of each material document prepared in connection with each such Plan, including, without limitation, and where applicable, a copy of (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three most recently filed IRS Forms 5500 and related schedules, (iv) the most recently issued IRS determination letter for each such Plan and the materials submitted to obtain that letter, and (v) the three most recently prepared actuarial and financial statements with respect to each such Plan.
      (b) Absence of Certain Types of Plans. No member of Seller’s “controlled group,” within the meaning of Section 4001(a)(14) of ERISA, maintains or contributes to, or within the five years preceding the Effective Time has maintained or contributed to, an employee pension benefit plan subject to Title IV of ERISA (“Title IV Plan”). No Title IV Plan is a “multiemployer pension plan” as defined in Section 3(37) of ERISA. None of the Plans obligates Seller or any of the Seller Subsidiaries to pay material separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or as a result of a “change in control,” within the meaning of such term under Section 280G of the Code. Except as required by COBRA or a similar statute, none of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Seller or any of the Seller Subsidiaries. Each of the Plans is subject only to the laws of the United States or a political subdivision thereof.
      (c) Compliance with Applicable Law. Each Plan has been operated in all respects in accordance with the requirements of all applicable Law and all persons who participate in the operation of such Plans and all Plan “fiduciaries” (within the meaning of Section 3(21) of ERISA) have acted in accordance with the provisions of all applicable Law, except where such violations of applicable Law would not, individually or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. Seller and the Seller Subsidiaries have performed all obligations required to be performed by any of them under, are not in any respect in default under or in violation of, and Seller and the Seller Subsidiaries have no knowledge of any default or violation by any party to, any Plan, except where such failures, defaults or violations would not, individually or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. No legal action, suit or claim is pending or, to the knowledge of Seller or the Seller Subsidiaries, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and to the knowledge of Seller or the Seller Subsidiaries, no fact or event exists that could give rise to any such action, suit or claim. Neither Seller nor any Seller Subsidiary has incurred any material liability under Section 302 of ERISA or Section 412 of the Code that has not been satisfied in full and no condition exists that presents a material risk of incurring any such liability.
      (d) Qualification of Certain Plans. Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code (including each trust established in connection with such a Plan that is intended to be exempt from Federal income taxation under Section 501(a) of the Code) has received a favorable determination letter from the IRS (as defined herein) that it is so qualified, and Seller is not aware of any fact or event that could adversely affect the qualified status of any such Plan. No trust maintained or contributed to by Seller or any of the Seller Subsidiaries is intended to be qualified as a voluntary employees’ beneficiary association or is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code.
      (e) Absence of Certain Liabilities and Events. Except for matters disclosed in Section 2.10(e) of the Seller Disclosure Letter, there has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Seller and each of the Seller Subsidiaries has not incurred any liability for any excise tax arising under Sections 4971 through 4980G of the Code that would individually or in the aggregate have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole, and, to the knowledge of Seller or the Seller Subsidiaries, no fact or event exists that could give rise to any such liability.
      (f) Plan Contributions. All contributions, premiums or payments required to be made with respect to any Plan have been made or properly accrued on or before their due dates.
      (g) Employment Contracts. Neither Seller nor any Seller Subsidiary is a party to employment, severance, consulting or other similar contracts with any employees, consultants, officers or directors of Seller or any of the Seller Subsidiaries. Neither Seller nor any Seller Subsidiary is a party to any collective bargaining agreements.
      (h) Effect of Agreement. The consummation of the transactions contemplated by this Agreement will not, either alone or in conjunction with another event, entitle any current or former employee of Seller or any Seller Subsidiary to severance pay, unemployment compensation or any other payment, including payments constituting “excess parachute payments” within the meaning of Section 280G of the Code, or accelerate the time of payment or vesting or increase the compensation due any such employee or former employee.

      Section 2.11     Registration Statement; Proxy Statement/ Prospectus. The information supplied by Seller for inclusion in the Registration Statement (as defined in Section 3.10, below) shall not at the time the Registration Statement is declared effective contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by Seller for inclusion in the proxy statement/ prospectus to be sent to the stockholders of Seller in connection with the meeting of Seller’s stockholders to consider the Mergers (the ‘Seller Stockholders’ Meeting”) (such proxy statement/ prospectus as amended or supplemented is referred to herein as the “Proxy Statement/ Prospectus”) shall not at the date the Proxy Statement/ Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders and at the time of the Seller Stockholders’ Meeting, be false or misleading with respect to any material fact required to be stated therein, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event relating to Seller or any of its affiliates, officers or directors should be discovered by Seller which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/ Prospectus, Seller shall promptly inform the Company. The Proxy Statement/ Prospectus shall comply in all material respects as to form with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Seller makes no representation or warranty with respect to any information about, or supplied or omitted by, a person, other than Seller, the Seller Subsidiaries or any of its officers, directors and employees, which is contained in any of the foregoing documents.
      Section 2.12     Title to Property. Seller and each of the Seller Subsidiaries has good and valid title to all of their respective properties and assets, real and personal, free and clear of all mortgage liens, and free and clear of all other liens, charges and encumbrances except liens for taxes not yet due and payable, pledges to secure deposits and such minor imperfections of title, if any, as do not materially interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole; and all leases pursuant to which Seller or any of the Seller Subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which Seller or such Seller Subsidiary has not taken adequate steps to prevent such a default from occurring). Substantially all of Seller’s and each of the Seller Subsidiaries’ buildings and equipment in regular use have been reasonably maintained and are in serviceable condition, reasonable wear and tear excepted. Section 2.12 of the Seller Disclosure Letter sets forth the address of all real property owned by Seller or any Seller Subsidiary as of the date hereof and the address of all real property in which the Seller or any Seller Subsidiary holds a leasehold or subleasehold estate (including a description of the lease or sublease applicable thereto).
      Section 2.13     Intellectual Property.
      (a) Section 2.13(a) of the Seller Disclosure Letter sets forth a complete and correct list of each of the following which is owned by Seller or a Seller Subsidiary: (i) each registered Seller Mark; (ii) each Seller Patent; and (iii) each registered Seller Copyright. Seller or a Seller Subsidiary: (i) owns all right, title and interest in and to the Intellectual Property Rights, free and clear of all encumbrances; or (ii) is licensed to use, or otherwise possesses legally valid and enforceable rights to use, the Intellectual Property Rights that it does not so own. Seller and the Seller Subsidiaries have made all necessary filings, recordations and payments to protect and maintain their interests in the Intellectual Property Rights owned by or licensed to Seller except where the failure to make such filings, recordations or payments would not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. To Seller’s knowledge (which knowledge qualifier shall apply to patents only), none of the products, services or technology used, sold, offered for sale or licensed or proposed for use, sale, offer for sale or license by Seller or any of the Seller Subsidiaries infringes any intellectual property rights of any person.

      (b) (i) all the Seller Patents are valid and subsisting; (ii) to Seller’s knowledge, none of the Seller Patents is being infringed; and (iii) to Seller’s knowledge, neither the validity nor the enforceability of any of the Seller Patents has been challenged in writing by any person.
      (c) (i) all the Seller Marks are valid and subsisting; (ii) to Seller’s knowledge, none of the Seller Marks is being infringed or diluted; and (iii) to Seller’s knowledge, none of the Seller Marks has been opposed or challenged in writing and no proceeding has been commenced or threatened that would seek to prevent the use by Seller or any of the Seller Subsidiaries of any Seller Mark.
      (d) (i) all the Seller Copyrights, whether or not registered, are valid and enforceable; (ii) to Seller’s knowledge, none of the Seller Copyrights is being infringed, or its validity challenged or threatened in writing; and (iii) no proceeding has been commenced or threatened in writing that would seek to prevent the use by Seller or any of its subsidiaries of the Seller Copyrights.
      (e) Seller and the Seller Subsidiaries have taken reasonable measures to protect the secrecy, confidentiality and value of the Seller Secret Information. To Seller’s knowledge, no Seller Secret Information has been misused or divulged without being subject to a nondisclosure agreement, or misappropriated for the benefit of any person (other than Seller or any of the Seller Subsidiaries) or otherwise misappropriated in a manner which would have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.
      (f) No Intellectual Property Right is subject to any outstanding order, proceeding (other than pending proceedings pertaining to applications for patent or trademark or copyright registration) or stipulation that restricts in any manner the licensing thereof by Seller or any of the Seller Subsidiaries.
      (g) To Seller’s knowledge, none of its employees engaged in the development of software or in performing sales and marketing functions on behalf of Seller is obligated under any contract with any third party which would materially conflict with such employee’s rights to develop software or engage in such sales and marketing functions on behalf of Seller.
      (h) All employees, contractors, agents and consultants of Seller or any of the Seller Subsidiaries who are or were involved in the creation of Intellectual Property Rights owned by Seller have executed an assignment of inventions agreement to vest in Seller or any of the Seller Subsidiaries, as appropriate, exclusive ownership of such Intellectual Property Rights, except where the failure to have executed such an agreement will not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. All employees, contractors, agents and consultants of Seller or the Seller Subsidiaries who have or have had access to Seller Secret Information owned by Seller have executed nondisclosure agreements to protect the confidentiality of such Seller Secret Information, except where the failure to have executed such an agreement will not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.
      (i) Without limiting the generality of the foregoing, all the software that Seller or any of the Seller Subsidiaries licenses or otherwise makes available to customers, and all Intellectual Property Rights therein, were: (i) developed by employees of Seller or of a Seller Subsidiary within the scope of their employment and subject to their obligation to assign inventions and patents therein; or (ii) developed by independent contractors or consultants who assigned, in writing, all of their right, title and interest in and to that software to Seller; or (iii) otherwise acquired or licensed by Seller from a third party by an agreement or contract that is disclosed in Section 2.13(i) of the Seller Disclosure Letter.
      (j) All material contracts, licenses and agreements relating to the Intellectual Property Rights are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Seller and the Seller Subsidiaries are in material compliance with, and have not materially breached any term of any of such contracts, licenses and agreements and, to the knowledge of Seller and the Seller Subsidiaries, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Effective Time, the Surviving Company will be permitted to exercise all of Seller’s rights under such contracts, licenses and agreements to the same extent Seller would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Seller would otherwise be required to pay.
      (k) The following definitions apply for purposes of this Section 2.13: “Intellectual Property Rights” means all intellectual property rights used by Seller and the Seller Subsidiaries in the conduct of their business, including, without limitation: (i) all trademarks, service marks, trade names, Internet domain names, trade dress, and the goodwill associated therewith, and all registrations or applications for registration thereof (collectively, the “Seller Marks”); (ii) all patents, patent applications and continuations (collectively, the “Seller Patents”); (iii) all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other expressions, mask works, firmware and videos, whether registered or unregistered, and all registrations or applications for registration thereof (collectively, the “Seller Copyrights”); and (iv) trade secret and confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically, or otherwise (collectively, the “Seller Secret Information”). For purposes of this Section 2.13, “software” means any and all: (i) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing and (iv) all documentation, including user manuals and training materials, relating to any of the foregoing.
      Section 2.14     Contracts. Section 2.14 of the Seller Disclosure Letter lists the following types of contracts and agreements to which Seller or the Seller Subsidiaries is a party as of the date of this Agreement (such contracts and agreements as are required to be set forth in Schedule 2.14 of the Seller Disclosure Letter being the “Material Contracts”):

(a) each currently effective “material contract” (as such term is defined under Item 601(b)(10) of Regulation S-K promulgated by the SEC) with respect to Seller and the Seller Subsidiaries;

(b) each contract and agreement, whether or not made in the ordinary course of business, that contemplates an exchange of consideration with a value of more than $100,000, in the aggregate, over any one year period;

(c) all contracts and agreements evidencing indebtedness for borrowed money, except any such agreement with an aggregate outstanding principal amount not exceeding $50,000;

(d) all joint venture, partnership, strategic alliance and business acquisition or divestiture agreements (and all letters of intent relating to any such pending transactions);

(e) all agreements relating to issuances of securities of Seller or the Seller Subsidiaries (and all letters of intent relating to any such pending transactions), except for Options disclosed under Section 2.3 of the Seller Disclosure Letter;

(f) all contracts and agreements with any governmental body to which Seller or any Seller Subsidiary is a party, other than contracts or agreements with schools or school districts entered into in the ordinary course of business and in a manner consistent with past practices;

(g) all contracts, licenses and agreements relating to Intellectual Property Rights (other than shrink-wrap agreements or other agreements entered into in the ordinary course); and

(h) all contracts and agreements that limit, or purport to limit, the ability of Seller or any Seller Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time.
      Except as would not, individually or in the aggregate, prevent or materially delay consummation of the Merger and would not, individually or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole, (i) each Material Contract is a legal, valid and binding agreement against Seller and/or the Seller Subsidiaries and, to the knowledge of Seller, against the third party thereto; (ii) neither Seller nor any of the Seller Subsidiaries has received any written claim of default under or cancellation of any Material Contract and neither Seller nor any of the Seller Subsidiaries is in breach or violation of, or default under, any Material Contract; and (iii) to Seller’s knowledge, no other party is in breach or violation of, or default under, any Material Contract. Seller has furnished or made available to the Company true and complete copies of all Material Contracts, including any amendments thereto.
      Section 2.15     Customers and Suppliers. Section 2.15 of the Seller Disclosure Letter sets forth a true and complete list of each customer of Seller and the Seller Subsidiaries which accounted for more than five percent of Seller’s consolidated revenues during the twelve month period ended December 31, 2004. None of the Seller’s customers listed in Section 2.15 of the Seller’s Disclosure Schedule and no material supplier of Seller and the Seller Subsidiaries, (i) has cancelled or otherwise terminated any contract with Seller or the Seller Subsidiaries prior to the expiration of the contract term, or (ii) has returned, or threatened in writing to return, a substantial amount of any of the products, equipment, goods and services purchased from Seller or the Seller Subsidiaries.
      Section 2.16     Environmental Matters. Seller represents and warrants that to Seller’s knowledge: (i) each of Seller, the Seller Subsidiaries, properties owned or operated by Seller or the Seller Subsidiaries and the Participation Facilities (as hereinafter defined) are and have been in compliance with all applicable federal, state and local laws including common law, rules, guidance, regulations and ordinances and with all applicable decrees, orders, judgments, and contractual obligations relating to the environment, health, safety, natural resources, wildlife or “Hazardous Materials” which are hereinafter defined as chemicals, pollutants, contaminants, wastes, toxic substances, compounds, products, solid, liquid, gas, petroleum or other regulated substances or materials which are hazardous, toxic or otherwise harmful to health, safety, natural resources, or the environment (“Environmental Laws”), except for violations which, either individually or in the aggregate, would not have a Material Adverse Effect on Seller or the Seller Subsidiaries, taken as a whole; (ii) during and prior to the period of (a) Seller’s or any of the Seller Subsidiaries’ ownership or operation of any of their respective current properties or (b) Seller’s or any of the Seller Subsidiaries’ participation in the management of any Participation Facility, Hazardous Materials have not been generated, treated, stored, transported, released or disposed of in, on, under, above, from or affecting any such property, except where such release, generation, treatment, storage, transportation, or disposal would not have, either individually or in the aggregate, a Material Adverse Effect on Seller or the Seller Subsidiaries, taken as a whole; (iii) except as would not have, either individually or in the aggregate, a Material Adverse Effect on Seller or the Seller Subsidiaries, taken as a whole, there is no asbestos or any material amount of ureaformaldehyde materials in or on any property owned or operated by Seller or the Seller Subsidiaries or any Participation Facility and no electrical transformers or capacitors, other than those owned by public utility companies, on any such properties contain any PCB’s; (iv) except as would not have, either individually or in the aggregate, a Material Adverse Effect on Seller or the Seller Subsidiaries, taken as a whole, there are no underground or aboveground storage tanks and there have never been any underground or aboveground storage tanks located on, in or under any properties currently or formerly owned or operated by Seller or any of the Seller Subsidiaries or any Participation Facility; (v) neither Seller nor the Seller Subsidiaries have received any notice from any governmental agency or third party notifying Seller or the Seller Subsidiaries of any Environmental Claim; and (vi) except as would not have, either individually or in the aggregate, a Material Adverse Effect on Seller or the Seller Subsidiaries, taken as a whole, there are no circumstances with respect to any properties currently owned or operated by Seller or any of the Seller Subsidiaries or any Participation

Facility that could reasonably be anticipated (a) to form the basis for an Environmental Claim against Seller or the Seller Subsidiaries or any properties currently or formerly owned or operated by Seller or any of the Seller Subsidiaries or any Participation Facility or (b) to cause any properties currently owned or operated by the Seller or any of the Seller Subsidiaries or any Participation Facility to be subject to any restrictions on ownership, occupancy, use or transferability under any applicable Environmental Law or require notification to or consent of any Governmental Authority or third party pursuant to any Environmental Law.
      Section 2.17     Absence of Agreements. Neither Seller nor any Seller Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of Seller or of any Seller Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, Seller or any Seller Subsidiary may carry on its business (other than as may be required by Law or applicable regulatory authorities)), nor has Seller been advised that any federal, state, or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.
      Section 2.18     Taxes. Seller and the Seller Subsidiaries have timely filed all material Tax Returns (as defined below) required to be filed by them. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws and regulations. All Taxes (as defined below) due and owing by Seller or any of the Seller Subsidiaries (whether or not shown on any Tax Return) have been paid, except any such Taxes with respect to which Seller has established adequate reserves in accordance with GAAP. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and (iii) interest, penalties and additions to tax imposed with respect thereto; and “Tax Returns” shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the “IRS”) or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns. For purposes of this Section 2.18, references to Seller and the Seller Subsidiaries include former subsidiaries of Seller for the periods during which any such entities were owned, directly or indirectly, by Seller. Neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings or court proceedings, any deficiency or claim for additional Taxes. Neither Seller nor any of the Seller Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Seller or the Seller Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, or (iii) written notice of any deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Seller or any of the Seller Subsidiaries in each case relating to a Tax matter that is currently outstanding or unresolved. Neither Seller nor any of the Seller Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. Except for statutory liens for current Taxes not yet due, there are no material tax liens on any assets of Seller or any of the Seller Subsidiaries. Neither Seller nor any of the Seller Subsidiaries has received a ruling or entered into an agreement with the IRS or any other taxing authority that would have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole, after the Effective Time. No tax indemnities given by Seller or the Seller Subsidiaries in connection with a sale of stock or assets remain in effect. Seller and each of the Seller Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. Neither Seller nor any of the Seller Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax Law) and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax Law). Neither Seller nor any of the Seller Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Seller and each of the Seller Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Seller nor any of the Seller Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither Seller nor any of the Seller Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller) or (B) has any liability for the Taxes of any person (other than Seller or any of the Seller Subsidiaries) under Regulation Section 1.1502-6 of the Code (or any similar provision of state, local, or foreign Tax Law), as a transferee or successor, by contract, or otherwise. The unpaid Taxes of Seller and the Seller Subsidiaries (A) did not, as of the most recent fiscal quarter end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet for such period and (B) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of Seller and the Seller Subsidiaries in filing their Tax Returns. Since the most recent fiscal quarter end, neither Seller nor any of the Seller Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice. Neither Seller nor any of the Seller Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Effective Time; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Effective Time; (C) intercompany transactions or any excess loss account described in Section 1502 of the Code and the regulations promulgated thereunder (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Effective Time; or (E) prepaid amount received on or prior to the Effective Time.
      Section 2.19     Insurance. Section 2.19 of the Seller Disclosure Letter lists all material policies of insurance of Seller and the Seller Subsidiaries currently in effect. Neither Seller nor any of the Seller Subsidiaries has any liability for unpaid premiums or premium adjustments not properly reflected on Seller’s financial statements for the fiscal quarter ended September 30, 2004.
      Section 2.20     Brokers. No broker, finder or investment banker (other than Jefferies & Company, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller. Prior to the date of this Agreement, Seller has furnished to the Company a complete and correct copy of all agreements between Seller and Jefferies & Company, Inc. pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.
      Section 2.21     Tax Matters. Neither Seller nor, to Seller’s knowledge, any of its affiliates has through the date of this Agreement taken or agreed to take any action that would prevent the Mergers taken together from qualifying as a reorganization under Section 368(a) of the Code.
      Section 2.22     Material Adverse Effect. Since September 30, 2004, there has been no Material Adverse Effect on Seller or the Seller Subsidiaries, taken as a whole.

      Section 2.23     Opinion of Financial Advisor. Seller has received the written opinion of Jefferies & Company, Inc. on the date of this Agreement to the effect that, as of the date of this Agreement, the consideration to be received in the Mergers by Seller’s stockholders is fair to Seller’s stockholders from a financial point of view, and Seller will as promptly as practical, after the date of this Agreement, deliver a copy of such opinion to the Company.
      Section 2.24     Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Seller Common Stock are entitled to cast is the only vote of the holders of any class or series of Seller capital stock necessary to approve this Agreement and the transactions contemplated hereby.
      Section 2.25     Option Plans; ESPP. The termination of the Option Plans (as defined in Section 5.5, below), each outstanding option issued pursuant to the Option Plans (each, an “Option”) and the ESPP by Seller are permitted by and consistent with the terms of the Option Plans, the agreements under which the Options were issued, the ESPP and applicable Law.
      Section 2.26     Board Approval. As of the date of this Agreement, the Board of Directors of Seller has approved this Agreement and declared the advisability of this Agreement and the Mergers and recommended that the stockholders of Seller approve and adopt this Agreement and approve the Mergers. The Board of Directors of Seller has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined therein) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement. No other “business combination,” “control share acquisition,” “fair price” or other anti-takeover Laws or regulations enacted under state or federal Laws in the United States apply to the Mergers, this Agreement or any of the transactions contemplated hereby.
      Section 2.27     Related Party Transactions. Since the date Seller’s Rule 424(b)(4) prospectus was filed with the SEC on February 6, 2004, no event has occurred that would be required to be reported under Item 404 of Regulation S-K promulgated by the SEC.
      Section 2.28     Product Liability; Warranties.
      (a) No claim for product liability has been asserted against Seller or any Seller Subsidiary and no event has occurred which might give rise to the assertion of any such claim, except for any such claims that would not, individually or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. There is no deficiency or inadequacy in the manufacture, design or formulation of any of Seller’s products which may result in any such claim. All products sold by Seller and the Seller Subsidiaries have been manufactured in compliance in all material respects with applicable manufacturing and quality control procedures.
      (b) All products and services manufactured, sold and/or licensed by Seller and the Seller Subsidiaries (and the delivery thereof) have been in conformity in all material respects with applicable contractual commitments and expressed or implied warranties, and no liability for any warranty claims exists for the repair or replacement thereof or otherwise, except for any such claims that would not, individually or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. All product labeling of Seller and the Seller Subsidiaries is in conformity in all material respects with applicable Laws.
      Section 2.29     Labor and Employment Matters.
      (a) Seller and each Seller Subsidiary are in compliance with all applicable Laws relating to labor and employment, including but not limited to those relating to wages, hours, collective bargaining, unemployment compensation, workers’ compensation, equal employment opportunity, age and disability discrimination, immigration, employee classification, and payment and withholding of Taxes, except for any failures that would not, individually or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.

      (b) Neither Seller nor any Seller Subsidiary has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and there has not been any activity or proceeding of any labor organization or employee group to organize any employees of Seller or any Seller Subsidiary. There are no (i) unfair labor practice charges or complaints against Seller or any Seller Subsidiary pending before, or to Seller’s knowledge, threatened by, the National Labor Relations Board or any other government agency or court in any jurisdiction; or (ii) labor strikes, slowdowns or stoppages pending or, to Seller’s knowledge, threatened against or affecting Seller or Seller Subsidiaries. Seller has no knowledge that Seller’s relations with its employees and those of the Seller Subsidiaries are other than satisfactory, and to Seller’s knowledge, no key employee of Seller intends to terminate employment with Seller.
ARTICLE III — REPRESENTATIONS AND WARRANTIES OF THE COMPANY, MERGER SUB AND THE LLC
      Except as set forth in the disclosure schedule delivered by the Company to Seller prior to the execution of this Agreement (the “Company Disclosure Schedule”), which shall identify exceptions by specific Section references (provided that any such exception shall also be applicable to any other section of this Article III with respect to which the relevance of such exception is reasonably apparent), the Company, Merger Sub and the LLC hereby represent and warrant to Seller that:
      Section 3.1     Organization and Qualification; Subsidiaries.
      (a) Each of the Company, each subsidiary of the Company (a “Company Subsidiary,” or collectively, the “Company Subsidiaries”), Merger Sub and the LLC is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of the Company, the Company Subsidiaries, Merger Sub and the LLC have the requisite corporate power and authority and all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Company Approvals”) necessary to own, lease and operate their respective properties and to carry on their respective business as now being conducted, including appropriate authorizations from the SEC, and neither the Company, any Company Subsidiary, Merger Sub nor the LLC has received any notice of proceedings relating to the revocation or modification of any Company Approvals, except in each case where the revocations or modifications, the failure to be so organized, existing and in good standing or to have such power, authority or Company Approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company Subsidiaries, Merger Sub, and the LLC, taken as a whole.
      (b) Each of the Company, each Company Subsidiary, Merger Sub and the LLC is duly qualified or licensed as a foreign business entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, the Company Subsidiaries, Merger Sub, and the LLC, taken as a whole.
      (c) A true and complete list of all of the Company Subsidiaries as of the date of this Agreement is set forth in Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (“Exhibit 21.1”) previously delivered or made available to Seller (including pursuant to the SEC’s website), and with the exception of the creation of Merger Sub and the LLC, there are no other Company Subsidiaries other than those listed on Exhibit 21.1. The Company and/or one or more of the Company Subsidiaries owns beneficially and of record all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries which is a “significant subsidiary” under Rule 12b-2 under the Exchange Act. Except for the Company Subsidiaries set forth on said Exhibit 21.1, the Company does not directly or indirectly own any equity or similar interests in, or any interests convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business.

      Section 3.2     Organizational Documents. The Company has previously furnished or made available to Seller a complete and correct copy of the articles of incorporation and the by-laws, as amended or restated, of the Company (the “Company Organizational Documents”), a complete and correct copy of the certificate of incorporation and by-laws, as amended or restated, of Merger Sub (the “Merger Sub Organizational Documents”) and a complete and correct copy of the certificate of formation and the operating agreement, as amended or restated, of the LLC (the “LLC Organizational Documents”). The Company Organizational Documents, the Merger Sub Organizational Documents and the LLC Organizational Documents are in full force and effect. The Company, Merger Sub and the LLC are not in violation of any of the provisions of the Company Organizational Documents, the Merger Sub Organizational Documents or the LLC Organizational Documents, respectively.
      Section 3.3     Capitalization.
      (a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock. As of December 31, 2004, (i) 30,871,367 shares of Company Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, except pursuant to Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as amended (the “WBCL”) (such section, including judicial interpretations thereof and Section 180.40(6), its predecessor statute, are referred to herein as “Section 180.0622(2)(b) of the WBCL”), and not issued in violation of any preemptive right of any Seller shareholder, and no shares of preferred stock are issued and outstanding and (ii) 3,865,280 shares of Company Common Stock and no shares of preferred stock are held in the treasury of the Company. All of the issued and outstanding shares of Company Common Stock have been issued in compliance with all applicable federal and state securities laws or in accordance with exemptions therefrom. Except as disclosed in the Company SEC Reports (as defined in Section 3.8(a), below) there are no outstanding options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiaries is a party, relating to the issued or unissued capital stock or other equity interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock or other equity interests of, or other equity interests in, the Company or any Company Subsidiary. There are no obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock or other equity interests of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other entity, except for loan commitments and other funding obligations entered into in the ordinary course of business.
      (b) The shares of Company Common Stock to be issued pursuant to the Mergers will, upon issuance in accordance with the provisions of this Agreement, be duly authorized, validly issued, fully paid and non-assessable, except as otherwise provided by Section 180.0622(2)(b) of the WBCL.
      (c) The authorized capital stock of Merger Sub consists solely of 3,000 shares of common stock, $0.0001 par value per share, all of which are issued and outstanding and are held directly by the Company. All of the outstanding shares of Merger Sub’s common stock have been duly authorized and validly issued, and are fully paid and nonassessable.
      Section 3.4     Authority. Each of the Company, Merger Sub and the LLC has the requisite corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company, Merger Sub and the LLC of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, Merger Sub and the LLC, including, without limitation, each of the respective Board of Directors of the Company and Merger Sub, and the manager of the LLC, and no other corporate proceedings on the part of the Company, Merger Sub or the LLC are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, Merger Sub and the LLC and constitutes a valid and binding obligation of the Company, Merger Sub and the LLC and assuming the due authorization, execution and delivery by Seller, enforceable against the Company, Merger Sub and the LLC in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally.
      Section 3.5     Ownership of Merger Sub; No Prior Activities.
      (a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.
      (b) All of the outstanding capital stock of Merger Sub is owned directly by the Company.
      (c) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.
      Section 3.6     Ownership of the LLC; No Prior Activities.
      (a) The LLC was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.
      (b) All of the outstanding membership interests of the LLC are owned directly by the Company.
      (c) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, the LLC has not and will not have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.
      Section 3.7     No Conflict; Required Filings and Consents.
      (a) The execution and delivery of this Agreement by the Company, Merger Sub and the LLC do not, and the performance of this Agreement by the Company, Merger Sub and the LLC shall not, (i) conflict with or violate the Company Organizational Documents, the articles of incorporation or by-laws or other organizational documents, as the case may be, of any Company Subsidiary, the Merger Sub Organizational Documents or the LLC Organizational Documents, (ii) conflict with or violate any Laws applicable to the Company, any Company Subsidiary, Merger Sub or the LLC or by which any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company, any Company Subsidiary, Merger Sub or the LLC pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company, any Company Subsidiary, Merger Sub or the LLC is a party or by which the Company, any Company Subsidiary, Merger Sub or the LLC or any of their respective properties is bound or affected, except in the case of clause (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company Subsidiaries, Merger Sub, and the LLC, taken as a whole.
      (b) The execution and delivery of this Agreement by the Company, Merger Sub and the LLC do not, and the performance of this Agreement by the Company, Merger Sub and the LLC shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the filing and recordation of appropriate merger or other documents as required by Delaware law, and prior notification filings with the Department of Justice under the HSR Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Mergers, or otherwise would not prevent or delay consummation of the Mergers, or otherwise prevent the Company, Merger Sub and the LLC from performing their obligations under this Agreement, and would not have a Material Adverse Effect on the Company, the Company Subsidiaries, Merger Sub, and the LLC, taken as a whole.
      Section 3.8     Securities Reports; Financial Statements.
      (a) The Company has filed all forms, reports and documents required to be filed with the SEC since December 31, 2001, and as of the date of this Agreement has delivered or made available to Seller (including pursuant to the SEC’s website), in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2001, 2002 and 2003, respectively, (ii) all proxy statements relating to the Company’s meetings of shareholders (whether annual or special) held since December 31, 2001, (iii) all Reports on Form 10-Q filed by the Company with the SEC since December 31, 2001, (iv) all Reports on Form 8-K filed by the Company with the SEC since December 31, 2001, (v) all other reports or registration statements filed by the Company with the SEC since December 31, 2001, and (vi) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC since December 31, 2001 (collectively, the “Company SEC Reports”). The Company SEC Reports, including all Company SEC Reports filed after the date of this Agreement, (i) were or will be prepared in accordance in all material respects with the requirements of applicable Law and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
      (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports, including any Company SEC Reports filed since the date of this Agreement and prior to or on the Effective Time, have been or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or required by reason of a concurrent change to GAAP) and each fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments, which were not or are not expected to be material in amount, either individually or in the aggregate. The Company has not had any dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year-to-date requiring public reporting, a report to the audit committee or which is otherwise material.
      (c) The Company, and to the knowledge of the Company, each of its officers and directors are in compliance with and have complied in all material respects with (A) the applicable provisions of Sarbanes-Oxley and any related rules and regulations promulgated by the SEC thereunder, and (B) the applicable listing and corporate governance rules and regulations of NASDAQ. With respect to each Report on Form 10-K, each Report on Form 10-Q and each amendment of any such report filed by the Company with the SEC since August 29, 2002, the Chief Executive Officer and Chief Financial Officer of the Company have made all certifications required by Sarbanes-Oxley and the rules and regulations promulgated thereunder at the time of such filing, and to the Company’s knowledge the statements contained in each such certification were true and correct when made. Further, the Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to the Company and the subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of the Company required by Section 302 of Sarbanes-Oxley with respect to such reports. Based on the most recent evaluation by the Company’s Chief Executive Officer and Chief Financial Officer, there are no “significant deficiencies” in the design or operation of the Company’s internal controls and procedures which could adversely affect the Company’s ability to record, process, summarize and report financial data or any “material weaknesses” in the Company’s internal controls. Further, the Company and the Company Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company and Company Subsidiaries have implemented such programs and are taking such steps as are necessary to effect compliance (not later than the relevant statutory and regulatory deadline therefore) with all provisions of Section 404 of Sarbanes-Oxley and the rules and regulations implemented thereto and have not received, orally or in writing, any notification that its independent auditor (i) believes that the Company will not be able to complete its assessment before the reporting deadline, or, if completed, that it will not be completed in sufficient time for the independent auditor to complete its assessment or (ii) will not be able to issue unqualified attestation reports with respect thereto.
      (d) Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2004, and (ii) for the liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2004, neither Company nor any Company Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), required to be disclosed on a balance sheet prepared in accordance with GAAP that, either alone or when combined with all similar liabilities, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.
      (e) The Company has not been notified by its independent public accounting firm or by the staff of the SEC that such accounting firm or the staff of the SEC, as the case may be, are of the view that any financial statement included in any registration statement filed by the Company under the Securities Act or any periodic or current report filed by the Company under the Exchange Act should be restated, or that the Company should modify its accounting in future periods in a manner that would have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.
      (f) Since January 1, 2004, neither the Company nor the Company Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or the Company Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or the Company Subsidiaries has engaged in questionable accounting or auditing practices. To the Company’s knowledge, no attorney representing the Company or the Company or Subsidiaries, whether or not employed by the Company or the Company Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company. Since January 1, 2004, there have been no material internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Board of Directors of the Company or any committee thereof.
      Section 3.9     Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to and including the date of this Agreement, since September 30, 2004 to the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, except as disclosed in the Company’s SEC Reports filed prior to and including the date of this Agreement, since September 30, 2004 and to the date of this Agreement there has not been (i) any change in the financial condition, results of operations or business of the Company or any of the Company Subsidiaries having a Material Adverse Effect on the

Company and the Company Subsidiaries, taken as a whole, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Company or any of the Company Subsidiaries having a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole, (iii) any change by the Company in its accounting methods, principles or practices, except for any changes by reason of a concurrent change to GAAP or Regulation S-X promulgated by the SEC, (iv) any revaluation by the Company of any of its assets in any material respect, (v) any strike, work stoppage or slow-down, (vi) the execution of any collective bargaining agreement, contract or other agreement or understanding, to which the Company is a party, with a labor union or organization, or (vii) to the knowledge of the Company, any union organizing activities.
      Section 3.10     Registration Statement; Proxy Statement/ Prospectus. The information supplied by the Company for inclusion or incorporation by reference in the registration statement of the Company (the “Registration Statement”) pursuant to which the shares of Company Common Stock to be issued in the Mergers will be registered with the SEC shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/ Prospectus shall not, at the date the Proxy Statement/ Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders and at the time of the Seller’s Stockholders’ Meeting, be false or misleading with respect to any material fact required to be stated therein, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/ Prospectus, the Company will promptly inform Seller. The Registration Statement and the Proxy Statement/ Prospectus shall comply in all material respects as to form with the requirements of the Securities Act, the Exchange Act (to the extent applicable) and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information about, or supplied or omitted by, Seller, any Seller Subsidiary or any advisor of Seller which is contained in any of the foregoing documents.
      Section 3.11     Compliance; Permits. Neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to the Company or any Company Subsidiary or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.
      Section 3.12     Absence of Litigation.
      (a) Neither the Company nor any of the Company Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of the Company Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company’s Subsidiaries, taken as a whole.
      (b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries which has had a Material Adverse Effect on the Company and the Company’s Subsidiaries, taken as a whole.

      Section 3.13     Title to Property. The Company and each of the Company Subsidiaries has good and valid title to all of their respective properties and assets, real and personal, free and clear of all mortgage liens, and free and clear of all other liens, charges and encumbrances except liens for taxes not yet due and payable, pledges to secure deposits and such minor imperfections of title, if any, as do not materially interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole; and all leases pursuant to which the Company or any of the Company Subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or such subsidiary has not taken adequate steps to prevent such a default from occurring). Substantially all of the Company’s and each of the Company Subsidiaries’ buildings and equipment in regular use have been reasonably maintained and are in serviceable condition, reasonable wear and tear excepted.
      Section 3.14     Environmental Matters. The Company represents and warrants that to the Company’s knowledge: (i) each of the Company, the Company Subsidiaries, properties owned or operated by the Company or the Company Subsidiaries and the Participation Facilities are and have been in compliance with all applicable Environmental Laws, except for violations which, either individually or in the aggregate, would not have a Material Adverse Effect on the Company or the Company Subsidiaries, taken as a whole; (ii) during and prior to the period of (a) the Company’s or any of the Company Subsidiaries’ ownership or operation of any of their respective current properties or (b) the Company’s or any of the Company Subsidiaries’ participation in the management of any Participation Facility, Hazardous Materials have not been generated, treated, stored, transported, released or disposed of in, on, under, above, from or affecting any such property, except where such release, generation, treatment, storage, transportation, or disposal would not have, either individually or in the aggregate, a Material Adverse Effect on the Company or the Company Subsidiaries, taken as a whole; (iii) except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company or the Company Subsidiaries, taken as a whole, there is no asbestos or any material amount of ureaformaldehyde materials in or on any property owned or operated by the Company or the Company Subsidiaries or any Participation Facility and no electrical transformers or capacitors, other than those owned by public utility companies, on any such properties contain any PCB’s; (iv) except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company or the Company Subsidiaries, taken as a whole, there are no underground or aboveground storage tanks and there have never been any underground or aboveground storage tanks located on, in or under any properties currently or formerly owned or operated by the Company or any of the Company Subsidiaries or any Participation Facility; (v) neither the Company nor the Company Subsidiaries have received any notice from any governmental agency or third party notifying the Company or the Company Subsidiaries of any Environmental Claim; and (vi) except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company or the Company Subsidiaries, taken as a whole, there are no circumstances with respect to any properties currently owned or operated by the Company or any of the Company Subsidiaries or any Participation Facility that could reasonably be anticipated (a) to form the basis for an Environmental Claim against the Company or the Company Subsidiaries or any properties currently or formerly owned or operated by the Company or any of the Company Subsidiaries or any Participation Facility or (b) to cause any properties currently owned or operated by the Company or any of the Company Subsidiaries or any Participation Facility to be subject to any restrictions on ownership, occupancy, use or transferability under any applicable Environmental Law or require notification to or consent of any Governmental Authority or third party pursuant to any Environmental Law.
      Section 3.15     Intellectual Property.
      (a) The operation of the business of the Company and each Company Subsidiary as such business is currently conducted, including (i) the design, development, manufacture, distribution, reproduction, marketing or sale of the products or services of the Company and each Company Subsidiary and (ii) the use of any product, device or process, to the Company’s knowledge, has not and does not infringe or misappropriate the Intellectual Property Rights of any third party or constitute unfair competition or unfair trade practices under the Laws of any jurisdiction.
      (b) Neither the Company nor any Company Subsidiary has, in the past three (3) years, received notice from any third party that the operation of the business of the Company or any Company Subsidiary or any act, product or service of the Company or any Company Subsidiary, infringes or misappropriates the Intellectual Property Rights of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.
      Section 3.16     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.
      Section 3.17     Tax Matters. Neither the Company nor, to the Company’s knowledge, any of its affiliates has through the date of this Agreement taken or agreed to take any action that would prevent the Mergers taken together from qualifying as a reorganization under Section 368(a) of the Code.
      Section 3.18     Material Adverse Effect. Since September 30, 2004, there has been no Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.
      Section 3.19     Financing. The Company possesses and will possess sufficient cash funds and has and will have available to it adequate financial resources to pay all required cash amounts to Seller’s stockholders pursuant to this Agreement.
ARTICLE IV — COVENANTS OF SELLER
      Section 4.1     Affirmative Covenants. Seller hereby covenants and agrees with the Company that prior to the Effective Time, unless the prior written consent of the Company shall have been obtained (which consent shall not be unreasonably withheld, delayed or conditioned) and except as otherwise contemplated herein, it will and it will cause each Seller Subsidiary to:

(a) in all material respects operate its business only in the usual, regular and ordinary course consistent with past practices;

(b) use reasonable efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with customers;

(c) use reasonable efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;

(d) use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it; provided, however, that Seller shall not purchase new insurance policies covering directors’ and officers’ liabilities other than as may be agreed to by these parties, as contemplated by Section 6.6(b) hereof;

(e) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;

(f) comply with and perform in all material respects all obligations and duties imposed upon it by all applicable Laws; and

(g) not to take any action or fail to take any action which individually or in the aggregate can be expected to have a Material Adverse Effect on Seller and Seller Subsidiaries, taken as a whole.
      Section 4.2     Negative Covenants. Except as specifically contemplated by this Agreement, from the date of this Agreement until the Effective Time, Seller shall not do, or permit any Seller Subsidiary to do, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), any of the following:

(a) (i) except as required by applicable law or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between Seller or any Subsidiary of Seller and one or more of its current or former directors, officers or employees or (ii) except for normal increases in the ordinary course of business consistent with past practice (which Seller shall provide the Company with notice of prior to Seller making any final determinations regarding and to which the Company must consent), and subject to the specific provisions of Annex A, or, except as required by applicable law, increase in any manner the base salary, bonus, incentive compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

(b) declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock, except for dividends by a Seller Subsidiary solely to Seller;

(c) (i) redeem, purchase or otherwise acquire any shares of its capital stock, other equity interests or any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interests, or any options, warrants, conversion or other rights to acquire any shares of its capital stock, other equity interests or any such securities or obligations except pursuant to Seller’s repurchase rights arising upon an individual’s termination of service with Seller or any Seller Subsidiary; (ii) subject to Section 4.3 hereof, merge with or into any other person, permit any other person to merge into it or consolidate with any other person, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of stock or other equity interests, of any person other than in the ordinary course of business and consistent with past practice; (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business consistent with past practice; or (v) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(d) other than pursuant to any Option issued and outstanding as of the date hereof or pursuant to the ESPP as a result of an offering period that is ongoing as of the date hereof or pursuant to an employment offer outstanding on the date hereof under which Seller has offered to grant an Option to purchase 3,000 shares of Seller Common Stock to the offeree should he accept Seller’s offer of employment, issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of capital stock or other equity interests of Seller or any Seller Subsidiary (including shares held in treasury) or any rights, warrants or options to acquire, any such shares or other equity interests;

(e) propose or adopt any amendments to its certificate of incorporation or by-laws (or other comparable organizational documents), in any way adverse to the Company;

(f) change any of its methods of accounting in effect at December 31, 2003 or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 2003, except as may be required by Law or GAAP, as concurred in by its registered public accounting firm and disclosed in writing to the Company;

(g) change any material policies concerning the business or operations of Seller or any of the Seller Subsidiaries in a manner that is materially adverse to Seller, except as required by Law, including, without limitation: (i) sell, assign, transfer, pledge, mortgage or otherwise encumber, or permit any encumbrances to exist with respect to, any of its assets with a value in excess of $100,000 individually, except in the ordinary course of business consistent with past practice; (ii) incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money, whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business consistent with past practice; (iii) enter into any agreement with respect to any acquisition of a material amount of assets or securities or any discharge, waiver, satisfaction, release or relinquishment of any material contract rights, liens, encumbrances, debt or claims, not in the ordinary course of business and consistent with past practices and in no event with a value in excess of $100,000 individually; (iv) settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $100,000 or in any manner which would restrict in any material respect the operations or business of Seller or any of the Seller Subsidiaries; (v) make any capital expenditure, except in the ordinary course and consistent with past practice and in no event in excess of $100,000 individually; or (vi) take any action or fail to take any action which individually or in the aggregate can be expected to have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole;

(h) other than as may be agreed to by the parties regarding the renewal of Seller’s directors’ and officers’ liability insurance, as contemplated by Section 6.6(b) hereof, amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of any material rights of Seller or the Seller Subsidiaries thereunder;

(i) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder, except for any such failure that would not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole;

(j) engage in any action with the intent to directly or indirectly impact any of the transactions contemplated by this Agreement in such a way that would reasonably be expected to have Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole; or

(k) authorize, agree or commit, verbally or in writing, to do any of the foregoing.

      Section 4.3     No Solicitation of Transactions.
      (a) Seller shall immediately cease and cause to be terminated any existing discussions or negotiations relating to a Competing Proposal (as defined below), other than with respect to the Mergers, with any parties conducted heretofore. Seller will not, directly or indirectly, and will not authorize or knowingly permit any of its directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other advisors (collectively, “Advisors”) of Seller or any of the Seller Subsidiaries to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance), or knowingly take any other action or facilitate, any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Competing Proposal, or enter into or maintain discussions or negotiate with any person in furtherance of or relating to such inquiries or to obtain a Competing Proposal, or agree to or endorse any Competing Proposal or authorize or permit any Advisor of Seller or any Seller Subsidiary to take any such action, and Seller shall promptly and in any event within one (1) business day of Seller’s knowledge notify the Company if any such inquiries or proposals are made regarding a Competing Proposal, and Seller shall provide the Company, as promptly as practicable, oral and written notice setting forth the terms of any material amendments to such proposals; provided, however, that prior to such time as the stockholders of Seller shall have adopted and approved this Agreement in accordance with the DGCL, nothing contained in this Agreement shall prohibit the Board of Directors of Seller from, in connection with a Competing Proposal that the Board of Directors of Seller in good faith, after consultation with its outside counsel and financial advisor, concludes is likely to result in, or constitutes, a Superior Competing Transaction (as defined below), furnishing information to, or entering into discussions or negotiations with, any person that makes an unsolicited bona fide proposal to acquire Seller pursuant to a merger, consolidation, share exchange, business combination or other similar transaction, if, and only to the extent that, (A) the Board of Directors of Seller, after consultation with its outside counsel, determines in good faith that failure to take such action would be reasonably likely to constitute failure of the Board of Directors of Seller to comply with its fiduciary duties to stockholders imposed by Delaware law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person, Seller provides written notice to the Company to the effect that is furnishing information to, or entering into discussions or negotiations with, such person, (C) prior to furnishing such information to such person, Seller receives from such person an executed confidentiality agreement, and (D) Seller keeps the Company informed, on a current basis, of the status and details of any such discussions or negotiations. Nothing contained in this Agreement shall prohibit Seller or the Board of Directors of Seller from complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act.
      (b) For purposes of this Agreement, “Competing Proposal” shall mean any of the following involving Seller or any Seller Subsidiary: any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets of Seller and the Seller Subsidiaries taken as a whole, or 15% or more of any class of equity securities of Seller or any of the Seller Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more any class of equity securities of Seller or any of the Seller Subsidiaries, or any merger, consolidation, business combination, recapitalization, or similar transaction involving Seller or any of the Seller Subsidiaries, other than the transactions contemplated by this Agreement.
      (c) For purposes of this Agreement “Superior Competing Transaction” shall mean any of the following involving Seller or any Seller Subsidiary: any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Seller Common Stock then outstanding or all or substantially all of the assets of Seller, and otherwise on terms which the Board of Directors of Seller determines in its good faith judgment (after consultation with its outside counsel and financial advisor) to be more favorable to its stockholders than the Mergers and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.
      Section 4.4     Affiliates; Tax Treatment. Within thirty (30) days after the date of this Agreement (a) Seller shall deliver to the Company a letter identifying all persons who are then “affiliates” of Seller, including, without limitation, all directors and executive officers of Seller, for purposes of Rule 145 promulgated under the Securities Act (each a “Seller Affiliate”) and (b) Seller shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws. Seller shall use its commercially reasonable efforts to obtain from each person identified in such letter a written agreement, substantially in the form attached hereto as Exhibit 4.4. Seller shall use its commercially reasonable efforts to obtain from any person who becomes an affiliate of Seller after Seller’s delivery of the letter referred to above, on or prior to the Effective Time, a written agreement, substantially in the form attached hereto as Exhibit 4.4 as soon as practicable after such person attains such status. Seller shall use its commercially reasonable efforts to cause the Mergers taken together to qualify as a reorganization under Section 368(a) of the Code.
      Section 4.5     Delivery of Stockholder List. Seller shall arrange to have its transfer agent deliver to the Company or its designee upon request by the Company, from time to time prior to the Effective Time, a true and complete list setting forth the names and addresses of Seller stockholders, their holdings of stock as of the latest practicable date, and such other stockholder information as the Company may reasonably request.
      Section 4.6     Access and Information. From the date hereof until the Effective Time, Seller will give the Company and its representatives, employees, counsel and accountants reasonable access to the properties, books and records of Seller and any other information relating to Seller that is reasonably requested by the Company for purpose of permitting the Company, among other things, to: (a) conduct its due diligence review, (b) review the financial statements of Seller, (c) verify the accuracy of the representations and warranties of Seller contained in this Agreement, (d) confirm compliance by Seller with the terms of this Agreement, and (e) prepare for the consummation of the transactions contemplated by the Agreement. The parties hereto acknowledge and agree that any investigation by the Company pursuant to this Section 4.6 shall not unreasonably interfere with the business and operations of Seller. The Company shall not, without the consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), contact any customers or key employees of Seller. If the Mergers contemplated hereby are not consummated, the Company shall maintain in confidentiality all non-public and all proprietary information acquired from the other party in connection with its due diligence review.
      Section 4.7     Confidentiality Letters. Seller agrees that the confidentiality letters entered into between the Company and Seller dated as of December 28, 2004 (collectively, the “Confidentiality Letters”), shall remain in full force and effect and binding upon Seller and shall survive termination of this Agreement.
ARTICLE V — COVENANTS OF THE COMPANY, MERGER SUB AND THE LLC
      Section 5.1     Affirmative Covenants. Each of the Company, Merger Sub and the LLC hereby covenants and agrees with Seller that prior to the Effective Time, unless the prior written consent of Seller shall have been obtained (which consent shall not be unreasonably withheld, delayed or conditioned) and except as otherwise contemplated herein, it will:

(a) maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as used in its financial statements applied on a consistent basis; and

(b) conduct its business in a manner that does not violate any Law, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on the Company, the Company Subsidiaries, Merger Sub, and the LLC, taken as a whole.
      Section 5.2     Conduct of Business of the Company.
      (a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, (except (i) as permitted by the terms of this Agreement, or (ii) to the extent that Seller shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed), carry on the business of the Company and the Company Subsidiaries in all material respects, in the ordinary course, consistent with past practice, and shall use their commercially reasonable efforts to preserve intact their business, organization and relationships with third parties and to keep available the services of their officers and employees;
      (b) Required Consent. In addition, without limiting the generality of Section 5.2(a), except as permitted by the terms of this Agreement, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of the Company Subsidiaries to do any of the following:

(i) amend its charter documents (or other similar governing instrument) in a manner that would reasonably be likely to adversely affect the Company Common Stock;

(ii) solely in the case of the Company, pay or set a record date prior to the Effective Time relating to any extraordinary dividend or extraordinary distribution in respect of the Company Common Stock; provided, however, that nothing contained herein shall prohibit the Company from increasing the quarterly cash dividend on the Company Common Stock;

(iii) knowingly take any action that would result in a failure to maintain trading of the Company’s Common Stock on the Nasdaq National Market;

(iv) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder, except for any such failure that would not have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole;

(v) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other person or division or business unit thereof or any equity interest therein if such acquisition (A) would be deemed to be a significant acquisition as defined in Rule 11-01(b)(1) of Regulation S-X promulgated by the SEC, or (B) would create a substantial risk of delay in the termination or expiration of any waiting period applicable to the Mergers under the HSR Act, provided that the limitations contained in this clause (B) shall not apply to any transaction closing after the termination or expiration of any waiting period applicable to the Mergers under the HSR Act;

(vi) solely in the case of the Company, redeem, purchase or otherwise acquire any shares of its capital stock, other equity interests or any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interests, or any options, warrants, conversion or other rights to acquire any shares of its capital stock, other equity interests or any such securities or obligations, except pursuant to repurchase rights arising upon an individual’s termination of service with the Company or any Company Subsidiary and except pursuant to redemptions of Company Common Stock under the Company’s stock repurchase program;

(vii) engage in any action with the intent to directly or indirectly impact any of the transactions contemplated by this Agreement in such a way that would reasonably be expected to have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole; or

(viii) authorize, agree or commit, verbally or in writing, to do any of the foregoing.
      Section 5.3     NASDAQ Notification for Listing. As required by NASDAQ, the Company shall use all reasonable efforts to file a NASDAQ Notification Form for Listing of Additional Shares and/or Change in the Number of Shares Outstanding, with respect to Company Common Stock to be issued in the Mergers prior to the Effective Time.
      Section 5.4     Confidentiality Letters. The Company agrees that the Confidentiality Letters entered into between the Company and Seller dated as of December 28, 2004, shall remain in full force and effect and binding upon the Company and shall survive termination of this Agreement.
      Section 5.5     Option Plans; ESPP. The Company shall not assume the ESPP, any option plan of Seller or any Seller Subsidiary, or any option agreement pursuant to which Seller or any Seller Subsidiary is a party (collectively, the “Option Plans”). Seller shall take all necessary action to terminate the Option Plans, and all outstanding Options issued thereunder, and the ESPP on or prior to the Effective Time.
      Section 5.6     Tax Treatment. The Company shall use its commercially reasonable efforts to cause the Mergers taken together to qualify as a reorganization under Section 368(a) of the Code.
      Section 5.7     Access and Information. From the date hereof until the Effective Time, the Company will give Seller and its representatives, employees, counsel and accountants reasonable access to the properties, books and records of the Company and any other information relating to the Company that is reasonably requested by Seller for purpose of permitting Seller, among other things, to: (a) conduct its due diligence review, (b) review the financial statements of the Company, (c) verify the accuracy of the representations and warranties of the Company contained in this Agreement, (d) confirm compliance by the Company with the terms of this Agreement, and (e) prepare for the consummation of the transactions contemplated by the Agreement. The parties hereto acknowledge and agree that any investigation by Seller pursuant to this Section 5.7 shall not unreasonably interfere with the business and operations of the Company. Seller shall not, without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), contact any customers or key employees of the Company. If the

Mergers contemplated hereby are not consummated, Seller shall maintain in confidentiality all non-public and all proprietary information acquired from the other party in connection with its due diligence review.
      Section 5.8     Cashless Exercise Program. The Company will reasonably cooperate with Seller in implementing a cashless exercise program for holders of “in-the-money” Options under Seller’s Option Plans so that such holders may exercise their Options in exchange for their proportionate share of the Merger Consideration.
ARTICLE VI — ADDITIONAL AGREEMENTS
      Section 6.1     Registration Statement; Proxy Statement/ Prospectus. As promptly as practicable after the execution of this Agreement, Seller and the Company shall prepare and file with the SEC the Proxy Statement/ Prospectus and registration statement on Form S-4 promulgated under the Securities Act (or on such other form as shall be appropriate) relating to the approval of the Agreement and the Mergers by the stockholders of Seller and shall use reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. The Proxy Statement/ Prospectus shall include the recommendation of the Board of Directors of Seller in favor of the Mergers; provided, however, the Board of Directors of Seller may, at any time prior to such time as the stockholders of Seller shall have adopted and approved this Agreement and the Mergers in accordance with the DGCL, withdraw, modify or change any such recommendation to the extent Board of Directors of Seller determines in good faith, after consultation with its outside counsel, that the failure to so withdraw, modify or change its recommendation would reasonably be likely to constitute a failure of its Board of Directors to comply with its fiduciary duties under Delaware Law. Any withdrawal, modification or change of the recommendation in favor of the Mergers pursuant to this Section 6.1 shall be deemed by the parties not to change the approval of the Board of Directors of Seller for purposes of causing any business combination, control share acquisition, fair price or other anti-takeover law or regulation (including, without limitation, Section 203 of the DGCL) to be inapplicable to the Mergers and any such withdrawal, modification or change shall not affect Seller’s obligations in the first sentence of this Section 6.1, unless, in connection therewith, Seller terminates this Agreement in accordance with Section 8.1(g). The Company shall use commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of the Registration Statement through the Effective Time. If, at any time prior to the Effective Time, the Company or Seller shall obtain knowledge of any information pertaining to the Company or Seller, as applicable, that would require an amendment or supplement to the Registration Statement, the Company or Seller, as the case may be, shall so advise the other party in writing and shall promptly furnish the other party with all information as shall be required for such amendment or supplement. Thereafter, the Company shall promptly take such action as shall be required to amend or supplement the Registration Statement; the Company shall not otherwise amend the Registration Statement without the consent of Seller (which shall not be unreasonably withheld, conditioned or delayed).
      Section 6.2     Meeting of Seller’s Stockholders. Seller shall promptly after the date of this Agreement take all action necessary in accordance with the DGCL and the Seller Organizational Documents to convene the Seller Stockholders’ Meeting. Seller shall use its commercially reasonable efforts to solicit from stockholders of Seller proxies in favor of this Agreement and the Step One Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL to approve this Agreement and the Step One Merger, unless the Board of Directors of Seller shall have determined in good faith, after consultation with its outside counsel, that such actions would be reasonably likely to constitute failure of the Board of Directors of Seller to comply with its fiduciary duties to stockholders imposed by Delaware Law.
      Section 6.3     Appropriate Action; Consents; Filings.
      (a) Seller and the Company shall use reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under Law (including, without limitation, all foreign and domestic (federal, state and local) governmental and regulatory rulings and approvals and parties to contracts) required in connection with the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby, including, without limitation, the Mergers, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Mergers required under (A) the Securities Act and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (B) the applicable listing and corporate governance rules and regulations of NASDAQ, (C) the HSR Act and any other applicable antitrust laws and (D) any other applicable Law; provided that, the Company and Seller shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith, and (iv) defend against any lawsuit or other proceeding, whether brought by a Governmental Authority or other third party, seeking to challenge this Agreement or the transactions contemplated hereby, including by seeking to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. Seller and the Company shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/ Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such necessary action.
      (b) Each of the Company and Seller shall keep the other reasonably informed of the status of their respective efforts to consummate the transactions contemplated hereby, including by (i) promptly notifying the other of, and if in writing, furnishing the other with copies of (or, in the case of material oral communications, advising the other orally of) any communications from or with any Governmental Authority (whether domestic, foreign or supranational) with respect to the transactions contemplated hereby, (ii) permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Authority, (iii) not participating in any meeting with any such Governmental Authority unless it consults with the other in advance and to the extent permitted by such Governmental Authority gives the other the opportunity to attend and participate thereat, (iv) furnishing the other with copies of all correspondence, filings and communications between it and any such Governmental Authority with respect to this Agreement and the transactions contemplated hereby, and (v) furnishing the other with such necessary information and reasonable assistance as each of them may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Each of the Company and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.3(b) as “outside counsel only” and, in such event, such material and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such counsel to non legal directors, officers, employees or other advisors or representatives of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.
      Section 6.4     Third Party Consents. As soon as practicable following the date hereof, Seller will use all commercially reasonable efforts to obtain all Seller Approvals, including any consents, waivers and approvals under any of its or the Seller Subsidiaries’ respective agreements, contracts, licenses or leases, required to be obtained in connection with the consummation of the transactions contemplated hereby.
      Section 6.5     Employee Benefit Matters. Annex A hereto sets forth certain agreements with respect to Seller’s employee benefit matters.

      Section 6.6     Directors’ and Officers’ Indemnification and Insurance.
      (a) From and after the Effective Time, the Company will, and will cause the Surviving Company to, fulfill and honor in all respects Seller’s obligations with respect to indemnification or exculpation provisions now existing in favor of any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent (an “Indemnified Party”) of Seller or any Seller Subsidiary as provided in the Seller Organizational Documents, the Subsidiary Organizational Documents, indemnification agreements of Seller or the Seller Subsidiaries with an Indemnified Party or otherwise in effect as of the date of this Agreement with respect to claims related to matters occurring prior to the Effective Time. Section 6.6(a) of the Seller Disclosure Letter contains a complete list of all indemnification agreements to which Seller is a party to on the date of this Agreement (the “Indemnification Agreements”). Seller agrees not to amend or enter into new Indemnification Agreements from and after the date hereof, except to the extent such Indemnification Agreements between Seller and certain of Seller’s officers who will become officers of the Surviving Company as a result of the Mergers will be amended by Seller to apply only to claims related to matters occurring prior to the Effective Time.
      (b) Seller may purchase, before the Effective Time, a “tail” policy under Seller’s directors’ and officers’ insurance policy in effect immediately before the Effective Time which (i) has an effective term of six (6) years from the Effective Time, (ii) covers those persons who are covered by Seller’s directors’ and officers’ insurance policy in effect immediately prior to the Effective Time, (iii) contains terms and conditions (including coverage amounts) which are no less advantageous than those contained in the terms and conditions of Seller directors’ and officers’ insurance policies in effect immediately prior to the Effective Time, and (iv) has an aggregate premium of no more than $225,000 (the “Insurance Cap Amount”); provided, however, notwithstanding the foregoing, if such coverage is only available for more than the Insurance Cap Amount, the Seller shall be able to purchase a policy that provides as much comparable coverage that may be obtained for the Insurance Cap Amount. The Company will, and will cause the Surviving Company to, assume such policy, and the Company agrees to use its best efforts to maintain in effect such “tail” policy for the duration of its term without amendment or cancellation.
      (c) The provisions of this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on the Company and the Surviving Company and its successors and assigns. In the event that the Company or the Surviving Company or its successor or assign (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that the successor and assign of Company or the Surviving Company, as the case may be, honor the obligations set forth with respect to the Company or the Surviving Company, as the case may be, in this Section 6.6.
      Section 6.7     Section 16 Matters. Prior to the Effective Time, Seller shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Seller’s Common Stock (including derivative securities with respect to Seller’s Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Seller to be exempt under Rule 16b-3 promulgated under the Exchange Act.
      Section 6.8     Public Announcements. The Company and Seller shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Mergers and shall not issue any such press release or make any such public statement prior to such consultation, except (i) as may be required by Law, including disclosures required under the federal securities laws, or NASDAQ regulations or listing requirements, in which case the Company and Seller shall consult with each other before making any such public statements to the extent reasonably practicable, and (ii) that each of the Company and Seller may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the Company and Seller (or individually, if previously approved by the other party) and do not reveal non-public information regarding the other party.
      Section 6.9     Expenses.
      (a) All Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such expenses.
      (b) “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby.
      (c) Seller hereby agrees that, if this Agreement is terminated in accordance with Section 8.1(f) or Section 8.1(g), Seller shall promptly (and in any event within two days after such termination) pay the Company a fee of $2,500,000 by same day funds pursuant to electronic funds transfer.
      (d) Each of the Company and Seller acknowledges that the agreements contained in this Section 6.9 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Seller would enter into this Agreement. Accordingly, if Seller fails to pay in a timely manner amounts due pursuant to Section 6.9(c), and, in order to obtain such payment, the Company makes a claim for such amounts that results in a judgment against Seller for the amounts described in Section 6.9(c), Seller shall pay to the Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts described in Section 6.9(c) (at the prime rate of Wells Fargo Bank, N.A. in effect on the date such payment was required to be made) from such date until the payment of such amount (together with such accrued interest). Payment of the fees described in Section 6.9(c) shall not be in lieu of damages incurred in the event of a willful breach of this Agreement.
      Section 6.10     Notices of Certain Events. Each of the Company and Seller shall promptly notify the other of:

(a) any notice or other communication from any person alleging that the consent of that person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Seller or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty of that party contained in this Agreement at any time during the term of this Agreement that would reasonably be expected to cause the condition set forth in Section 7.2(a) or Section 7.3(a), as applicable, not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, which failure or to comply or satisfy such covenant, condition or agreement would reasonably be expected to cause the condition set forth in Section 7.2(b) or Section 7.3(b), as applicable, not to be satisfied;
provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

ARTICLE VII — CONDITIONS OF MERGER
      Section 7.1     Conditions to Obligation of Each Party to Effect the Mergers. The respective obligations of each party to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the knowledge of the Company or Seller, threatened by the SEC. The Company shall have received all other federal or state securities permits and other authorizations necessary to issue Company Common Stock in exchange for Seller Common Stock and to consummate the Mergers.

(b) Shareholder Approval. This Agreement and the Mergers shall have been approved and adopted by the requisite vote of the stockholders of Seller.

(c) HSR Matters. Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

(d) No Order. No federal or state governmental or regulatory authority or other agency or commission, or federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect restricting, preventing or prohibiting consummation of the transactions contemplated by this Agreement.
      Section 7.2     Additional Conditions to Obligations of the Company, Merger Sub and the LLC. The obligations of the Company, Merger Sub and the LLC to effect the Mergers are also subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Seller contained in this Agreement, without giving effect to any update to the Seller Disclosure Letter or notice to the Company under Section 6.10 and except for Section 2.22 which is provided for in subsection (h), below, shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; provided, however, that for purposes of determining the satisfaction of the condition contained in this clause, no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of this clause, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a Material Adverse Effect on Seller. The Company shall have received a certificate signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to the foregoing effect.

(b) Agreements and Covenants. Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Option Plans; ESPP. Seller shall have terminated all Option Plans, and all Options outstanding thereunder, and the ESPP.

(d) Dissenting Shares. Holders of no more than ten percent (10%) of the outstanding Seller Common Stock shall have delivered a notice or notices of intent to demand payment in accordance with Section 262 of the DGCL.

(e) Consents Obtained. All Seller Approvals required to be obtained, and all filings required to be made by Seller for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Seller, except for such Seller Approvals and filings the failure of which to obtain or make will not have a Material Adverse Effect on Seller or the Seller Subsidiaries, taken as a whole.

(f) No Challenge. There shall not be pending any action, proceeding or investigation before any court or administrative agency or by a government agency or any other person (i) challenging or seeking to restrain or prohibit the consummation of the Mergers or any other transaction contemplated hereby, (ii) seeking material damages in connection with the Mergers or the conversion of Seller Common Stock into Company Common Stock pursuant to the Mergers or (iii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by the Company, the Company Subsidiaries, Merger Sub or the LLC of all or any portion of the business or assets of Seller, which represent a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole, or the Company, the Company Subsidiaries, Merger Sub and the LLC, taken as a whole.

(g) Tax Opinion. The Company shall have received an opinion of Godfrey & Kahn, S.C., independent counsel to the Company, dated as of the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Mergers taken together will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Godfrey & Kahn, S.C. may require and rely upon customary representations contained in certificates of officers of the Company, Merger Sub, the LLC and Seller. If the opinion referred to in this Section 7.2(g) is not delivered, such condition shall be deemed to be satisfied if the Company shall have received an opinion to such effect from Wilson Sonsini Goodrich & Rosati, Professional Corporation, or another law firm selected by Seller and reasonably acceptable to the Company. The Company will cooperate in obtaining such opinion, including, without limitation, making (and requesting from affiliates) appropriate representations with respect to relevant matters.

(h) No Material Adverse Changes. Since the date of the Agreement, except as to matters expressly disclosed on the Seller Disclosure Letter delivered by Seller to the Company prior to the execution of this Agreement, there has been no Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole, that is continuing. The Company shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of Seller to that effect.

      Section 7.3     Additional Conditions to Obligations of Seller. The obligation of Seller to effect the Mergers is also subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company, Merger Sub and the LLC contained in this Agreement, without giving effect to any notice to Seller under Section 6.10 and except for Section 3.18 which is provided for in subsection (e), below, shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time, as though made on and as of the Effective Time; provided, however, that for purposes of determining the satisfaction of the condition contained in this clause, no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of this clause, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a Material Adverse Effect on the Company, Merger Sub or the LLC. Seller shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b) Agreements and Covenants. The Company, Merger Sub and the LLC shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Consents Obtained. All Company Approvals required to be obtained, and all filings required to be made by the Company, Merger Sub and the LLC for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, Merger Sub and the LLC, except where the failure to obtain Company Approvals required to be obtained or any filings required to be made would not have a Material Adverse Effect on the Company, the Company Subsidiaries, Merger Sub, and the LLC, taken as a whole.

(d) Tax Opinion. Seller shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in form and substance reasonably satisfactory to Seller, dated as of the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Mergers taken together will be treated as a reorganization within the meaning of Section 368(a) of the Code.

In rendering such opinion, Wilson Sonsini Goodrich & Rosati, Professional Corporation, may require and rely upon customary representations contained in certificates of officers of the Company, Merger Sub, the LLC and Seller. If the opinion referred to in this Section 7.3(d) is not delivered, such condition shall be deemed to be satisfied if Seller shall have received an opinion to such effect from Godfrey & Kahn, S.C. or another law firm selected by the Company and reasonably acceptable to Seller. Seller will cooperate in obtaining such opinion, including, without limitation, making (and requesting from affiliates) appropriate representations with respect to relevant matters.

(e) No Material Adverse Changes. Since the date of the Agreement, except to matters expressly disclosed on the Company Disclosure Schedule delivered by the Company to Seller prior to the execution of this Agreement, there has been no Material Adverse Effect on the Company, the Company Subsidiaries, Merger Sub, or the LLC, taken as a whole, that is continuing. Seller shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company to that effect.

(f) NASDAQ Listing. The shares of Company Common Stock to be issued at the Effective Time shall have been authorized for listing on NASDAQ subject to official notice of issuance.
ARTICLE VIII — TERMINATION, AMENDMENT AND WAIVER
      Section 8.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Mergers by the stockholders of Seller:

(a) by mutual written consent of the Company and Seller by action taken or authorized by each of their respective Board of Directors;

(b) by Seller, by written notice to the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Company, Merger Sub or the LLC set forth in this Agreement, or if any representation or warranty of the Company, Merger Sub or the LLC shall have become untrue or inaccurate, which untruths, inaccuracies or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b); provided, that if such untruth or inaccuracy in the Company’s, Merger Sub’s or the LLC’s representations and warranties or breach by the Company, Merger Sub or the LLC is curable by the Company, Merger Sub or the LLC prior to August 1, 2005 (the “End Date”) through the exercise of reasonable efforts, then Seller may not terminate this Agreement under this Section 8.1(b) prior to such End Date, provided, the Company continues to exercise reasonable efforts to cure such untruthfulness, inaccuracy or breach through the End Date (it being understood that Seller may not terminate this Agreement pursuant to this subsection (b) if such untruthfulness, inaccuracy or breach by the Company, Merger Sub or the LLC is cured prior to the End Date);

(c) by the Company, by written notice to Seller, upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller shall have become untrue or inaccurate, which untruths, inaccuracies or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b); provided, that if such untruth or inaccuracy in Seller’s representations and warranties or breach by Seller is curable by Seller prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(c) prior to such End Date, provided, that Seller continues to exercise reasonable efforts to cure such untruthfulness, inaccuracy or breach through the End Date (it being understood that the Company may not terminate this Agreement pursuant to this subsection (c) if such untruthfulness, inaccuracy or breach by Seller is cured prior to the End Date);

(d) by either the Company or Seller, if any permanent injunction preventing the consummation of the Mergers shall have become final and nonappealable;

(e) by either the Company or Seller, if at the Seller Stockholders’ Meeting, this Agreement and the transactions contemplated hereby shall fail to receive the requisite vote for approval and adoption by the Seller’s stockholders;

(f) by the Company, if there shall exist a proposal for a Superior Competing Transaction with respect to Seller and the Board of Directors of Seller has withdrawn or modified in a manner adverse to the Company its approval and recommendation of this Agreement or its approval of the Mergers or any other transaction contemplated hereby or if the Board of Directors of Seller shall have approved or recommended such Superior Competing Transaction;

(g) by Seller, if Seller receives a proposal for a Superior Competing Transaction; or

(h) by either the Company or Seller, if the Mergers have not been consummated by noon Central Time on the End Date; provided, that the right to terminate this Agreement pursuant to this Section 8.1(h) shall not be available to any party if the failure to consummate the Mergers is the result of a breach of this Agreement by the party seeking to terminate this Agreement.
      Section 8.2     Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and all rights and obligations of any party hereto shall cease except: (i) as set forth in Section 9.1 of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement or shall restrict either party’s rights in the case thereof.
      Section 8.3     Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Mergers by the stockholders of Seller, no amendment may made which would reduce the amount or change the type of consideration into which each share of Seller Common Stock shall be converted pursuant to this Agreement upon consummation of the Mergers. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
      Section 8.4     Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent other failure.

ARTICLE IX — GENERAL PROVISIONS
      Section 9.1     Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Article I and Section 6.6 and Section 6.8 shall survive the Effective Time indefinitely and those set forth in Section 4.7, Section 5.4, Section 6.9, Section 8.2 and Article IX hereof shall survive termination indefinitely.
      Section 9.2     Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or telecopied (with confirmation) to the parties at the following addresses or telecopy numbers, as the case may be (or at such other address or telecopy number for a party as shall be specified by like changes of address or telecopy number):
      (a) If to the Company, Merger Sub or the LLC:

Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495-8036
Attention: John R. Hickey
Facsimile: (715) 424-3414
           With a mandated copy to:

Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202-3590
Attention: Pamela M. Krill
Facsimile: (608) 257-0609
      (b) If to Seller:

AlphaSmart, Inc.
973 University Avenue
Los Gatos, California 95032
Attention: Ketan D. Kothari
Facsimile: (408) 355-1055
           With a mandated copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Attention: Robert G. Day and Steve L. Camahort
Facsimile: (650) 493-6811
      All such notices and other communications shall be deemed received (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile, (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by an internationally recognized courier service, or (iv) within five (5) business days if delivered by first class United States mail, but only in each case if receipt occurs on that day before 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

      Section 9.3     Certain Definitions. For purposes of this Agreement, the term:

(a) “affiliate” or “affiliates” means a person or persons that directly or indirectly, through one or more intermediaries, control, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which any person (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 5% or more;

(b) “business day” means any day except a Saturday, Sunday or other day on which commercial banking institutions in the State of Wisconsin are required or authorized by law or executive order to be closed;

(c) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

(d) “Environmental Claims” shall mean any and all administrative, regulatory, judicial or private actions, suits, demands, demand letters, notices, claims, liens, notices of non-compliance or violation, injunctions or proceedings relating in any way to (i) any Environmental Law; (ii) any Hazardous Material including without limitation any abatements, removal, remedial, corrective or other response action in connection with any Hazardous Material, Environmental Law or order of a Governmental Authority; or (iii) any actual or alleged damage, injury, threat or harm to health, safety, natural resources, wildlife, or the environment arising out of or relating to Hazardous Materials, which individually or in the aggregate would have a Material Adverse Effect on Seller, Company or any of their respective subsidiaries, as applicable;

(e) “Governmental Authority” shall mean any applicable federal, state, regional, county or local person or body having governmental authority;

(f) “Participation Facility” means any facility in which Seller, Company or any of their respective subsidiaries, as applicable, participates in the management and, where required by the context, said term means the owner or operator of such property;

(g) “person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, other entity or group (as defined in Section 13(d) of the Exchange Act); and

(h) “subsidiary” or “subsidiaries” shall mean, when used with reference to the Company, Merger Sub, the LLC, Seller, the Surviving Company or any other person, any corporation, partnership, limited liability company, business trust, joint venture or other entity of which the Company, Merger Sub, the LLC, Seller, the Surviving Company or any other person (either acting alone or together with its other Subsidiaries) owns, directly or indirectly, 50% or more of the stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, business trust, joint venture or other entity.
      Section 9.4     Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
      Section 9.5     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

      Section 9.6     Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.
      Section 9.7     Assignment. This Agreement shall not be assigned by operation of law or otherwise.
      Section 9.8     Parties in Interest. This Agreement (including Annex A hereto) shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.6 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties).
      Section 9.9     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of choice of law or conflicts of law.
      Section 9.10     Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder whether by virtue of any other oral or written agreement or other communication.
      Section 9.11     Specific Performance. The parties hereto acknowledge that monetary damages would not be a sufficient remedy for breach of this Agreement. Therefore, upon breach of this Agreement by any party, the aggrieved party may proceed to protect its rights and enforce this Agreement by suit in equity, action at law or other appropriate proceeding, including an action for the specific performance of any provision herein or any other remedy granted by law, equity or otherwise. Any action for specific performance hereunder shall not be deemed exclusive and may also include claims for monetary damages as may be warranted under the circumstances. The prevailing party in any such suit, action or other proceeding arising out of or related to this Agreement shall be entitled to recover its costs, including attorney’s fees, incurred in such suit, action or other proceeding.
[Signatures on next page]

      IN WITNESS WHEREOF, the Company, Merger Sub, the LLC and Seller have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RENAISSANCE LEARNING, INC.

By:	/s/ John R. Hickey

John R. Hickey, President and CEO

RLI ACQUISITION CORP., INC.

By:	/s/ John R. Hickey

John R. Hickey, President

RLI ACQUISITION SUB, LLC

By:	/s/ John R. Hickey

John R. Hickey, President

ALPHASMART, INC.

By:	/s/ Ketan D. Kothari

Ketan D. Kothari, CEO

ANNEX A
EMPLOYEE BENEFIT MATTERS
      1. Conduct of Business Between Date of Signing the Agreement and the Effective Time. Between the date of signing of the Agreement and the Effective Time (i) there will be no increases in base salary for employees of Seller or Seller Subsidiaries, unless expressly agreed to by the Company; (ii) no bonuses or incentive payments will be paid to employees of Seller or Seller Subsidiaries, nor shall Seller or any of Seller’s Subsidiaries agree to pay such bonuses or incentive payments, unless expressly agreed to by the Company; (iii) no new programs, plans or agreements providing compensation or benefits for employees or directors of Seller or Seller Subsidiaries will be adopted or implemented, existing programs, plans or agreements will not be amended or modified except as required by applicable law, including the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), or as provided herein or in agreements executed by employees in connection herewith, and no further grants or awards will be made under existing plans, programs or agreements of Seller or Seller Subsidiaries, except as explicitly provided herein; (iv) there will be no officer title promotions without the Company’s consent, except that if an officer position becomes vacant, another officer may be promoted to that position if he or she assumes the former employee’s job responsibilities; (v) no new consulting agreements or employment agreements will be granted to employees of Seller or Seller Subsidiaries and the existing agreements will not be amended, except as provided herein or in agreements executed simultaneously herewith; (vi) in no event will Seller increase matching contributions to the Seller’s 401(k) plan or to Seller’s UK Group Stakeholder Pension Scheme, and Seller will not make any amendments or modifications to its 401(k) plan or to Seller’s UK Group Stakeholder Pension Scheme, other than amendments or modifications required by EGTRRA, or as provided herein or in agreements executed by employees in connection herewith, without first obtaining the consent of the Company; and (vii) Seller or Seller Subsidiaries will only pay severance to those employees who are terminated by their employer and then only in amounts and for a period consistent with past practice of the employer or pursuant to agreements outstanding on the date hereof.
      2. General.
      (a) Transferred Employees. Those individuals who are employed by the Seller or any of the Seller Subsidiaries as of the Effective Time shall be hereinafter referred to as the “Transferred Employees.”
      (b) Credit for Past Service. After the Effective Time, the Company and the Company Subsidiaries shall give the Transferred Employees full credit for their prior service with the Seller and the Seller Subsidiaries (or any service credited as such in connection with a previous acquisition by the Seller or any Seller Subsidiary): (i) for purposes of eligibility (including without limitation initial participation and eligibility for current benefits) and vesting under any qualified or nonqualified retirement or profit sharing plans maintained by the Company in which Transferred Employees may be eligible to participate; and (ii) for all purposes under any welfare benefit plans, “cafeteria plans” (as defined in Code Section 125), vacation plans and similar arrangements maintained by the Company.
      (c) Waiver of Certain Limitations. The Company will waive all limitations as to preexisting conditions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Transferred Employees immediately prior to the Effective Time. Notwithstanding the foregoing, the Transferred Employees still have to meet the service requirements (recognizing past service credit given in Section 2(b), above) and other eligibility criteria under the Company’s plans.
      (d) Company’s Ability to Amend, Modify or Terminate Plans. Nothing contained in this Annex A shall limit the right of the Company or its affiliates, at any time and from time to time, to amend, modify or terminate, in whole or in part, any of the plans referenced in this Annex, except that no such amendment shall nullify the provisions of this Annex A, and the Company hereby reserves such right.

AA-1

      3. Employee Welfare and Retirement Plans. The Seller’s existing health and dental plans and other employee welfare benefit plans shall remain in effect until the Effective Time. Thereafter, Transferred Employees will be integrated into the Company’s health and dental plans and other employee welfare plans at a time determined on a plan-by-plan basis by the Company in its sole discretion. If integration occurs during a plan year, Transferred Employees shall receive credit for co-pays, deductibles and similar limits. Until the Transferred Employees are integrated into the Company’s plans, the respective Seller plans shall remain in effect. The Seller’s 401(k) plan will remain in effect after the Effective Time until the Company decides, in its sole discretion, to discontinue such plan, by freezing such plan or by merging such plan into the Company’s 401(k) plan. The Transferred Employees will be integrated into the Company’s 401(k) plan or its nonqualified supplemental executive retirement plan as soon as administratively practicable after the date the Seller’s 401(k) plan is frozen or merged, whichever may apply. The Seller’s UK Group Stakeholder Pension Scheme will remain in effect after the Effective Time until the Company decides, in its sole discretion, to discontinue such plan.

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APPENDIX B
FORM OF STOCKHOLDERS VOTING AGREEMENT
      THIS STOCKHOLDERS VOTING AGREEMENT (this “Agreement”) is made and entered into as of the      day of January, 2005, among Renaissance Learning, Inc., a Wisconsin corporation (“Parent”), RLI Acquisition Corp., Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the undersigned stockholder (the “Stockholder”) of AlphaSmart, Inc., a Delaware corporation (the “Company”).
      WHEREAS, as of the date hereof, Stockholder owns, or has the sole power to direct the voting of, the number of Shares (as defined below) set forth opposite such Stockholder’s name on Exhibit A hereto;
      WHEREAS, Parent, Merger Sub, the Company and RLI Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“LLC”), propose to enter into, simultaneously herewith, an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), providing for the merger of Merger Sub with and into the Company (the “Step One Merger”) and the merger of the Company, as the surviving corporation of the Step One Merger, with and into LLC (the “Step Two Merger,” and together with the Step One Merger, the “Mergers”), with the LLC being the ultimate surviving entity in the Mergers;
      WHEREAS, Stockholder is entering into this Agreement as a material inducement and consideration to each of Parent and Merger Sub to enter into the Merger Agreement; and
      WHEREAS, concurrently with the execution of this Agreement, certain other stockholders of the Company are entering into similar stockholders voting agreements.
      NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, Stockholder hereby agrees as follows:
      1. Grant of Proxy/ Voting Agreement. Stockholder, by this Agreement, with respect to his or its Shares, hereby grants an irrevocable proxy to Parent (and agrees to execute such documents or certificates evidencing such proxy as Parent may reasonably request) to vote, at any meeting of the stockholders of the Company or in any action taken by the stockholders of the Company without a meeting, all of such Stockholder’s Shares (a) in favor of the approval and adoption of the Merger Agreement and approval of the Mergers and all other transactions contemplated by the Merger Agreement and this Agreement, and (b) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Competing Proposal) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled. Stockholder further agrees to cause such Stockholder’s Shares to be voted in accordance with the foregoing. This proxy is coupled with an interest and, until the Expiration Date (as defined below) is irrevocable. Upon the execution of this Agreement by Stockholder, Stockholder hereby revokes any and all other proxies (other than the proxy granted herein) given by such Stockholder with respect to the subject matter hereof. Stockholder acknowledges receipt and review of a copy of the Merger Agreement. For purposes of this Agreement, “Shares” shall mean all shares of common stock, par value $.0001 per share (“‘Company Common Stock”), of the Company, as set forth opposite such Stockholder’s name on Exhibit A, and any and all other shares of Company Common Stock acquired by Stockholder or over which Stockholder has sole voting power after the date hereof and prior to the Effective Time.
      2. Transfer of Shares. Stockholder agrees that except for Permitted Transfers, he or it shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing except pursuant to the Merger Agreement or pursuant to the transactions contemplated therein, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares, or (d) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing his or its obligations hereunder. Notwithstanding the foregoing, Stockholder may transfer Shares held by him or it (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the terms and conditions of this Agreement and there shall be no further transfer of such Shares except in accordance with this Agreement, or (ii) to any trust, or limited partnership, for the direct or indirect benefit of Stockholder or the immediate family of Stockholder, provided that the trustee of the trust, or the general partner of the limited partnership, as applicable, agrees to be bound in writing by the terms and conditions of this Agreement and there shall be no further transfer of such Shares except in accordance with this Agreement (each, a “Permitted Transfer”). For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if a Stockholder is a corporation, partnership or other entity (collectively referred to as an “Entity”), a Permitted Transfer shall include a transfer of the Shares to any (A) wholly-owned subsidiary of such Entity, (B) parent company of such Entity, or (C) member, general partner or limited partner of such Entity; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such Shares subject to the terms and conditions of this Agreement and there shall be no further transfer of such Shares except in accordance with this Agreement.
      3. Information for Proxy Statement; Disclosure. Stockholder represents and warrants to Parent and Merger Sub that none of the information relating to such Stockholder and his or its affiliates provided in writing directly by such Stockholder or his or its affiliates for inclusion in the Registration Statement in his, hers, or its capacity as a stockholder of the Company, and the Proxy Statement/ Prospectus included therein, will, at the respective times the Registration Statement is declared effective and the Proxy Statement/ Prospectus is first mailed to stockholders of the Company and at the time of the Seller Stockholders’ Meeting contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Stockholder authorizes and agrees to permit the Company, Parent and Merger Sub to publish and disclose in the Registration Statement, the Proxy Statement/ Prospectus, and related filings under the securities laws such Stockholder’s identity and ownership of Shares and the nature of his or its commitments, arrangements and understandings under this Agreement and any other information required by Form S-4.
      4. Appraisal Rights. Stockholder agrees not to exercise any rights of appraisal or any dissenters’ rights that such Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Mergers.
      5. Termination. For purposes of this Agreement, the “Expiration Date” shall be defined as, and the obligations of Stockholder under this Agreement shall terminate upon, the earliest of (a) the Effective Time, (b) the date that the Merger Agreement is validly terminated in accordance with its terms, (c) the date that the Merger Agreement is amended pursuant to the terms thereof to reduce the Merger Consideration to be received by Stockholder, (d) upon the written consent of Stockholder and Parent, and (e) at such time as any other stockholders voting agreement entered into in connection with the Mergers is terminated. Nothing in this Section 5 shall relieve any party of liability for any willful breach of this Agreement.

      6. Representations and Warranties of the Stockholders. Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

(a) If such Stockholder is an entity (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has all necessary capacity to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application that may affect the enforcement of rights of creditors and other obligees and by general principles of equity.

(b) As of the date hereof and except as noted on Exhibit A hereto, such Stockholder owns of record and beneficially and has good, valid and marketable title to, free and clear of any encumbrance, proxy, voting restriction, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind, other than pursuant to this Agreement, and has the sole power to vote and full right, power and authority to sell, transfer and deliver, the number of Shares set forth opposite such Stockholder’s name on Exhibit A.
      7. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby represents and warrants to Stockholder that (a) each of Parent and Merger Sub is a corporation, which is duly organized, validly existing and in good standing under the laws its jurisdiction of incorporation, (b) each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, (c) the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, and (d) this Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by Stockholder, constitutes legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application that may affect the enforcement of rights of creditors and other obligees and by general principles of equity.
      8. Miscellaneous.
      (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.
      (b) All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed given if delivered personally, mailed by United States first class or certified mail (postage prepaid, return receipt requested (for certified mail)) or telecopied (with confirmation) to the respective parties at their addresses as specified on the signature page(s) of this Agreement. All such notices and other communications shall be deemed received (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile, (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by an internationally recognized courier service, or (iv) within five (5) business days if delivered by United States mail, but only in each case if receipt occurs on that day before 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.
      (c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.
      (d) This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
      (e) This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Stockholder may transfer its obligations hereunder to a third party in connection with a Permitted Transfer or with the prior written consent of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
      (f) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
      (g) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.
      (h) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in or to be performed in that state.
      (i) This Agreement may be executed and delivered (including by facsimile transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
      (j) From time to time, at the request of Parent, in the case of Stockholder, or at the request of Stockholder, in the case of Parent and Merger Sub, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
      (k) [For Stockholders other than Summit: Notwithstanding anything herein to the contrary, nothing herein shall affect the ability of Stockholder, who is a director of the Company, to take any action as a director of the Company permissible under the Merger Agreement or as such director may determine to be otherwise necessary to comply with his fiduciary duties as a director of the Company, whether or not such actions are consistent with the obligations of such Stockholder under this Agreement. Stockholder is entering into this Agreement solely in his capacity as a stockholder of the Company, and not as a director of the Company.] [For Summit: Notwithstanding anything herein to the contrary, nothing herein shall affect the ability of any director, officer or employee of Stockholder, who is also a director of the Company, to take any action as a director of the Company permissible under the Merger Agreement or as such director may determine to be otherwise necessary to comply with his fiduciary duties as a director of the Company, whether or not such actions are consistent with the obligations of the Stockholder under this Agreement. Stockholder is entering into this Agreement solely in its capacity as a stockholder of the Company, and not on behalf of any director, officer or employee of Stockholder who is also a director of the Company.]
      (l) Except as expressly set forth in this Agreement, nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to any Shares shall remain and belong to Stockholder, and Parent shall not have any authority to exercise any power or authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise expressly provided in this Agreement.
      (m) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

RENAISSANCE LEARNING, INC.

Name: John R. Hickey

Title:	President and CEO

Address: Renaissance Learning, Inc. 2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495

Fax No.:	(715) 424-3414

RLI ACQUISITION CORP., INC.

Name: John R. Hickey

Title:	President

Address: RLI Acquisition Corp., Inc. 2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495

Fax No.:	(715) 424-3414

STOCKHOLDER:

Name:
Address:
Fax No.:

EXHIBIT A

Number of Shares of Company
Common Stock Owned
Name of Stockholder	Beneficially and of Record

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APPENDIX C

Jefferies & Company, Inc. 3414 Peachtree Road, N.E. Suite 810 Atlanta, Georgia 30326 tel 404.264.5000 fax 404.264.5033
Board of Directors
AlphaSmart, Inc.
973 University Ave.
Los Gatos, CA 95032
Members of the Board of Directors:
      We understand that AlphaSmart, Inc., a Delaware corporation (the “Company”), Renaissance Learning, Inc., a Wisconsin corporation (“Parent”), RLI Acquisition Corp., Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and RLI Acquisition Sub, LLC, a single member Delaware limited liability company and a wholly-owned subsidiary of Parent (“LLC”), propose to enter into an Agreement and Plan of Merger and Reorganization, substantially in the form of the draft dated as of January 20, 2005 (the “Merger Agreement”), which provides for, among other things, Merger Sub to merge with and into the Company (the “Step One Merger”) and for the Company, as the surviving corporation of the Step One Merger, to merge with and into LLC (the “Step Two Merger”, and together with the Step One Merger, the “Mergers”), with LLC being the ultimate surviving entity in the Mergers. Pursuant to the Step One Merger, the Company will become a wholly-owned subsidiary of Parent and each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), other than shares of Common Stock owned by Parent, Merger Sub or any other Parent subsidiary, held in treasury or as to which demands for appraisal rights have been properly made, will be converted into the right to receive the Merger Consideration (as defined below). The “Merger Consideration” shall mean either (i) cash in the amount of $3.75, without interest (the “Cash Consideration”), (ii) the number of shares of common stock, par value $.01 per share, of Parent (“Parent Common Stock”), rounded to the nearest four decimals, equal to the Cash Consideration divided by the volume weighted average price per share of Parent Common Stock for each of the 10 consecutive full trading days in which such shares are traded on the Nasdaq National Market System ending on the third trading day prior to but not including, the date the Step One Merger becomes effective, (the “Stock Consideration”), or (iii) a combination of Cash Consideration and Stock Consideration, to be elected by each holder of Common Stock, subject to certain limits and procedures specified in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
      Jefferies & Company, Inc. (“Jefferies”), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. We have been engaged by the Company solely to render a fairness opinion to the Board of Directors of the Company in connection with the Merger Consideration to be received by holders of Common Stock pursuant to the Merger Agreement. We will receive a fee for our services which will be payable upon delivery of this opinion, and also will be reimbursed for reasonable expenses incurred. The Company has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement. We have in the past provided investment banking services to the Company, including acting as underwriter for the Company’s initial public offering, for which we have received customary fees. We, our affiliates, and certain of our employees, may own securities of the Company and/or Parent and/or

ATLANTA	BOSTON	CHICAGO	DALLAS	HONG KONG	HOUSTON	LONDON	LOS ANGELES	NEW ORLEANS	NEW YORK	SAN FRANCISCO	SHORT HILLS	STAMFORD	TOKYO	ZURICH

Board of Directors
AlphaSmart, Inc.
January 24, 2005

its their respective subsidiaries and affiliates, we maintain a market in the securities of the Company and/or Parent and/or their respective subsidiaries and affiliates and we publish research reports regarding such securities. In the ordinary course of our business, we and our affiliates may trade or hold such securities for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.
      You have asked for our opinion as investment bankers as to whether the Merger Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent or Merger Sub or any affiliates or associates thereof).
      In conducting our analysis and arriving at the opinion expressed herein, we have, among other things, (i) reviewed the Merger Agreement (including all schedules and exhibits thereto); (ii) reviewed the Company’s and Parent’s operations and prospects, including the Company’s historical record of achieving its annual targets and forecasts; (iii) reviewed certain financial and other information about the Company and Parent that was publicly available; (iv) reviewed information furnished to us by the Company’s and Parent’s management, including certain internal financial analyses, budgets, reports and other information; (v) held discussions with various members of senior management of the Company and Parent concerning historical and current operations, financial conditions and prospects, including recent financial performance; (vi) reviewed certain financial forecasts prepared by Wall Street research analysts who report on the Company or Parent; (vii) reviewed the share trading price history of the Company and Parent for a period we deemed appropriate, both on a standalone basis and relative to companies we deemed comparable to the Company and Parent; (viii) reviewed the valuation of the Company implied by the Merger Consideration; (ix) reviewed the valuations of publicly traded companies which we deemed comparable to the Company; (x) reviewed the financial terms of selected merger/acquisition transactions involving companies in lines of business we deemed comparable to the business of the Company; (xi) reviewed the premiums paid in selected merger/acquisition transactions; and (xii) prepared a discounted cash flow analysis of the Company on a stand-alone basis. In addition, we have conducted such other quantitative reviews, analyses and inquiries relating to the Company as we considered appropriate in rendering this opinion.
      In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Company and Parent or that was publicly available to us (including, without limitation, the information described above and the financial projections and financial models prepared by the Company and Parent regarding the estimated future performance of the Company and Parent), or that was otherwise reviewed by us. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to our analysis.
      With respect to the financial projections and financial models provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. Each of the Company and Parent has informed us, however, and we have assumed, that such projections and models were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company and Parent as to the future performance of the Company and Parent, respectively. We express no opinion as to the Company’s or Parent’s financial projections or models or the assumptions on which they are made. In addition, in rendering this opinion we have assumed that each of the Company and Parent will perform in accordance with such projections and models for all periods specified therein. Although such projections and models did not form the principal

Board of Directors
AlphaSmart, Inc.
January 24, 2005

basis for our opinion, but rather constituted one of many items that we employed, changes to such projections and models could affect the opinion rendered herein.
      Accordingly, Jefferies’ analyses must be considered as a whole. Considering any portion of such analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.
      In our review, we did not obtain any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of any of the assets of, the Company or Parent, nor have we been furnished with any such evaluations or appraisals or reports of such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof; however, such conditions are subject to rapid and unpredictable change and such changes could affect the conclusions expressed herein. We have made no independent investigation of any legal or accounting matters affecting the Company or Parent, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to either the Company or Parent or to any holder of Common Stock.
      In rendering this opinion we have also assumed that: (i) the transactions contemplated by the Merger Agreement will be consummated on the terms described in the Merger Agreement without any waiver of any material terms or conditions which would affect the amount or timing of receipt of the Merger Consideration; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company and Parent were as set forth in the consolidated financial statements provided to us by the Company and Parent, respectively, as of the respective dates of such financial statements.
      It is understood that our opinion is for the use and benefit of the Board of Directors in its consideration of the Mergers, is not on behalf of, and shall not confer any rights or remedies upon, any other person, and may not be used or relied upon for any other purpose.
      Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Mergers or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock should vote on any matter relevant to the Merger Agreement. Our opinion does not address the election that holders of Common Stock may make with respect to Merger Consideration of the limits or procedures relating thereto, and does not constitute a recommendation as to how any holder of Common Stock should elect. We express no opinion as to the price at which Common Stock or Parent Common Stock will trade at any future time. Except as provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Board of Directors
AlphaSmart, Inc.
January 24, 2005

      Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Merger Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent or Merger Sub or any affiliates or associates thereof).

Sincerely,

B. Michael Marino
Managing Director
Jefferies & Company, Inc.

APPENDIX D
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
§262. Appraisal rights
      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
      Sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law (“WBCL”) require a corporation to indemnify a director or officer, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, which includes any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is a director or officer of the corporation. A corporation is obligated to indemnify a director or officer against liability incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of the corporation, of which such liability includes the obligation to pay a judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses including fees, costs, charges, disbursements, attorney fees and other expenses, unless such liability was incurred as a result of the breach or failure to perform a duty which the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct.
      Unless otherwise provided in a corporation’s articles of incorporation or by-laws, or by written agreement, the director or officer seeking indemnification is entitled to select one of the following means for determining his or her right to indemnification: (i) by majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee duly appointed by the board of directors of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by affirmative vote of shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification, by any other method permitted in Section 180.0858 of the WBCL.
      Reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by a corporation at such time as the director or officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.
      The indemnification provisions of Section 180.0850 to 180.0859 of the WBCL are not exclusive. A corporation may expand a director’s or officer’s rights to indemnification: (i) in its articles of incorporation or by-laws; (ii) by written agreement; (iii) by resolution of its board of directors; or (iv) by resolution that is adopted, after notice, by a majority of all of the corporation’s voting shares then issued and outstanding.
      As permitted by Section 180.0858 of the WBCL, Renaissance has adopted indemnification provisions in its amended and restated by-laws that closely track the statutory indemnification provisions of the WBCL with certain exceptions. In particular, Section 7.1(b) of Renaissance’s amended and restated by-laws, among other items, provides that (i) an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited and (ii) payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive. As permitted by Section 180.0857 of the WBCL, Renaissance has purchased directors’ and officers’ liability insurance that insures Renaissance’s directors and officers against certain liabilities that may arise under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules.
      Incorporated by reference to the Exhibit Index of this proxy statement/ prospectus.

Item 22.	Undertakings.
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions discussed in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wisconsin Rapids, State of Wisconsin, on May 25, 2005.

RENAISSANCE LEARNING, INC.

By:	/s/ John R. Hickey

John R. Hickey
President, Chief Executive Officer
      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ John R. Hickey John R. Hickey	President and Chief Executive Officer (Principal Executive Officer)	May 25, 2005

/s/ Mary T. Minch Mary T. Minch	Vice President-Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 25, 2005

Directors:	Judith A. Paul, Terrance D. Paul, Addison L. Piper, John H. Grunewald, Gordon H. Gunnlaugsson, Harold E. Jordan and Judith A. Ryan.

By:	/s/ John R. Hickey John R. Hickey Attorney-In-Fact*	May 25, 2005

* Pursuant to authority granted by powers of attorney, copies of which were previously filed.

EXHIBIT INDEX

2.1	Agreement and Plan of Merger and Reorganization by and among Renaissance Learning, Inc., RLI Acquisition Corp., Inc., RLI Acquisition Sub, LLC and AlphaSmart, Inc. dated as of January 24, 2005 and amended as of April 20, 2005 (included as Appendix A to this proxy statement/ prospectus and incorporated herein by reference).
(Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC, the annex, exhibits and schedules to the Agreement and Plan of Merger and Reorganization have been omitted. Such annex, exhibits and schedules are described in the Agreement and Plan of Merger and Reorganization. Renaissance hereby agrees to furnish to the SEC, upon its request, any or all of such omitted annex, exhibits or schedules.).
3.1	Amended and Restated Articles of Incorporation of Renaissance Learning, Inc., as amended (incorporated by reference to Renaissance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
3.2	Amended and Restated By-Laws of Renaissance Learning, Inc., as amended (incorporated by reference to Renaissance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).
4.1	Form of Renaissance Learning, Inc. Stock Certificate (incorporated by reference to Renaissance’s Form 10-Q for the quarter ended September 30, 1997).
5.1	Opinion and consent of Godfrey & Kahn, S.C. as to the validity of the securities being registered.**
8.1	Opinion and consent of Godfrey & Kahn, S.C. regarding the federal income tax consequences of the mergers.**
8.2	Opinion and consent of Wilson Sonsini Goodrich & Rosati, P.C. regarding the federal income tax consequences of the mergers.***
9.1	Form of Stockholders Voting Agreements (incorporated by reference to Renaissance’s Current Report on Form 8-K filed January 25, 2005).
21.1	Subsidiaries of Renaissance Learning, Inc. (incorporated by reference to Renaissance’s Annual Report on Form 10-K for the year ended December 31, 2004).
23.1	Consent of Deloitte & Touche LLP regarding the audited financial statements of Renaissance Learning, Inc.
23.2	Consent of PricewaterhouseCoopers LLP regarding the audited financial statements of AlphaSmart, Inc.
23.3	Consent of Godfrey & Kahn, S.C. (included in Exhibits 5.1 and 8.1 hereto).**
23.4	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.2 hereto).***
24.1	Powers of Attorney.*
99.1	Form of Proxy Card of AlphaSmart, Inc.
99.2	Letter of Transmittal and Election Form.
99.3	Consent of Jefferies & Company, Inc.*

*	Filed on February 25, 2005.

**	Filed on April 13, 2005.

***	Filed on May 3, 2005.